   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 1998
                      REGISTRATION NO. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          INNSUITES HOSPITALITY TRUST
           (Exact name of registrant as specified in its Declaration)
                            ------------------------

                       OHIO                                             34-6647590
 (State or other jurisdiction of incorporation or         (I.R.S. Employer Identification Number)
                   organization)

             1750 HUNTINGTON BUILDING                                GREGORY D. BRUHN
                 925 EUCLID AVENUE                     EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL
               CLEVELAND, OHIO 44115                                      OFFICER
                  (216) 622-0046                                 1750 HUNTINGTON BUILDING
(Address, including zip code, and telephone number,                  925 EUCLID AVENUE
  including area code, of registrant's principal                   CLEVELAND, OHIO 44115
                executive offices)                                    (216) 622-0046
                                                          (Name, address, including zip code, and
                                                    telephone number, including area code, of agent for
                                                                         service)

                            ------------------------
                                   COPIES TO:

              JAMES B. ARONOFF, ESQ.                           CHRISTOPHER D. JOHNSON, ESQ.
             THOMPSON HINE & FLORY LLP                       SQUIRE, SANDERS & DEMPSEY L.L.P.
                  3900 KEY CENTER                           TWO RENAISSANCE SQUARE, SUITE 2700
                 127 PUBLIC SQUARE                                40 NORTH CENTRAL AVENUE
               CLEVELAND, OHIO 44114                              PHOENIX, ARIZONA 85004
                  (216) 566-5500                                      (602) 528-4000

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.
------------------------
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(l) of this form, check the following box: [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                  PROPOSED MAXIMUM
      TITLE OF SECURITIES         AMOUNT TO BE   OFFERING PRICE PER        PROPOSED MAXIMUM            AMOUNT OF
       TO BE REGISTERED          REGISTERED(1)        SHARE(2)        AGGREGATE OFFERING PRICE(2)   REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Shares of Beneficial Interest,
  without par value............    2,300,000          $15.00                $34,500,000.00             $9,591.00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) Includes up to 300,000 shares which may be purchased by the Underwriter to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c)
------------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

            SUBJECT TO COMPLETION, DATED                       1999

PROSPECTUS

                        INNSUITES HOSPITALITY TRUST LOGO

                          INNSUITES HOSPITALITY TRUST

                    2,000,000 SHARES OF BENEFICIAL INTEREST
                               WITHOUT PAR VALUE
                                $15.00 PER SHARE

                             INNSUITES HOTELS LOGO

                     INNSUITES INNTERNATIONAL HOTELS, INC.
              3,627,279 REDEEMABLE COMMON STOCK PURCHASE WARRANTS

--------------------------------------------------------------------------------

We operate a real estate investment trust ("REIT") that owns, directly or indirectly, ten hotels with 1,665 suites in Arizona and southern California. Our hotels operate as InnSuites Hotels(R).

When we complete this offering, our shareholders will receive a right, known as a warrant, to purchase the common stock of InnSuites Innternational Hotels, Inc., a related management company further described in this prospectus. For each of our shares, our shareholders will receive one warrant to purchase one share of InnSuites Innternational Hotels, Inc. common stock. Our shareholders may exercise their warrants after one year following the completion of this offering at a purchase price of $2.50 per share. The warrants will expire after seven years following the completion of this offering. Ownership of our shares and the common stock of InnSuites Innternational Hotels, Inc. will provide our shareholders with the benefits of a "paper-clipped" REIT structure.

Our shares are listed on the New York Stock Exchange under the symbol "IHT". Our shares offered by this offering will represent 73.02% of the total shares held by the public. Neither the warrants nor the shares of InnSuites Innternational Hotels, Inc. are listed on any exchange.

    THIS OFFERING:       PER SHARE    TOTAL
    --------------       ---------    ------
PRICE TO PUBLIC........  $            $
UNDERWRITING
  DISCOUNTS............  $            $
PROCEEDS TO IHT........  $            $

Sutro & Co., Inc. will act as our underwriter for this offering. They will offer our shares in a firm offering and have the option within 45 days of this date to purchase up to 15% additional shares to cover over-allotments. They also reserve the right to withdraw, cancel or modify its offers and to reject orders in whole or in part. We expect that certificates for the shares of this offering will be
available for delivery to you on or about              , 1999 at the offices of
Sutro & Co., Inc.,             . Payment for these shares will be due at the
time of delivery, in cash or other immediately available funds.

Read this prospectus and any supplements carefully before you invest. The "Risk Factors Related To The Trust" beginning on page 18 discuss many factors relevant to your ownership of our shares. The "Risk Factors Related To The Management Company" beginning on page 31 discuss many factors relevant to your ownership of the warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               SUTRO & CO., INC.
                                                , 1999

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                              [INSIDE FRONT COVER]

                             [RESERVED FOR PHOTOS]

TABLE OF CONTENTS

PROSPECTUS SUMMARY.................      1
  Our Company......................      1
  Our Business Strategy............      3
  Formation Transactions...........      4
  Corporate Structure
     Transactions..................      4
  Ownership activities integrated
     into the Trust................      5
  Management related activities
     integrated into the Management
     Company.......................      5
  The Management Company...........      6
  Intercompany Agreement...........      7
  The Hotel Industry...............      9
  Warrant Distribution.............      9
  Federal Income Tax Consequences
     of the Warrant Distribution...     10
  Trading Market...................     10
  Dividend Policies................     11
  Risk Factors.....................     11
  Tax Status of The Trust..........     11
  This Offering....................     12
  Summary Financial Information....     12
RISK FACTORS RELATED TO THE
  TRUST............................     18
  General Operating Risks..........     18
  Our recent organization and
     limited operating history.....     18
  Lack of control over the
     operations and management of
     the hotels....................     18
  Dependence on the Initial Lessee
     and the Management Company for
     rent payments under the
     Percentage Leases.............     18
  Year 2000 Compliance.............     19
  Real estate investment risks.....     19
  General risks of owning real
     property investments..........     19
  Illiquidity of real estate
     investments...................     20
  Uninsured and underinsured
     losses........................     20
  Potential costs of complying with
     environmental laws............     20
  Our hotels' compliance with
     public access laws............     21
  Increases in property taxes......     21
  Hotel ownership risks............     22
  General operating risks..........     22
  Competition in hotel industry....     22
  Seasonal revenue fluctuations of
     hotel business................     23
  Investment concentration in
     single industry...............     23
  Emphasis on marketing InnSuites
     Hotels and concentration of
     hotel locations...............     23
  Risks of operating hotels under
     franchise agreements..........     23
  Constraints on continued
     acquisitions and
     improvements..................     24
  Risk of Conflicts of Interest....     24
  General conflict between the
     Management Company and the
     Trust.........................     24
  No arms-length bargaining on
     Percentage Leases and
     compensation arrangements for
     officers and trustees.........     25
  Differing tax consequences to
     certain affiliates on sale or
     financing of certain hotels...     25
  Risks of debt obligations and
     variable rate debt............     26
  Tax risks........................     27
  Failure to maintain the Trust's
     REIT qualification............     27
  Requirement that the Trust
     maintain REIT minimum
     distributions.................     27
  Ownership limitation.............     28
  Failure of the Operating
     Partnership to be classified
     as a partnership for federal
     income tax purposes and impact
     on the Trust's REIT status....     29
  Effect of interest rates on
     market price of your shares...     29
  Limitations on control,
     acquisition and changes in
     control.......................     30
  Reliance on key personnel and the
     Board of Trustees.............     30
  Ownership limitation.............     30
  Classification of Board of
     Trustees into three classes...     30
  Effect on market price of shares
     available for future sale.....     30
  Risks of not meeting or
     maintaining our estimated
     distribution rates............     31
RISK FACTORS RELATED TO THE
  MANAGEMENT COMPANY...............     31
  General operating risks..........     31
  Recent organization and limited
     operating history.............     31
  Restrictions on corporate purpose
     and business opportunities....     31

  Dependence upon the Trust and the Operating
     Partnership for business
     opportunities...........................         32
  Year 2000 Compliance.......................         33
  Risk of Real Estate Operations.............         33
  General real estate operations.............         33
  Seasonal revenue fluctuations of hotel
     business................................         34
  Potential costs of complying with
     environmental laws......................         34
  Risk of Conflicts of Interest..............         35
  General conflict between the Management
     Company and the Trust...................         35
  Risks of potential investments and ability
     to manage those investments.............         35
  Limited Financial Resources................         36
  Absence of a public market for the
     Management Company's shares.............         36
  Absence of dividends on the Management
     Company's shares........................         37
  Reliance on key personnel and the Board of
     Directors...............................         37
  Potential anti-takeover effects of certain
     laws....................................         37
THE TRUST....................................         37
  Formation Transactions.....................         37
  The Current Trust..........................         38
  Business Objectives........................         39
  Business Strategy..........................         40
  Financing Strategy.........................         40
  Corporate Structure Transactions...........         41
THE HOTEL INDUSTRY...........................         43
  Hotel Demand...............................         43
  The Company's Segment of the Hotel
     Industry................................         44
  Stability of the Hotels Market Segment.....         44
USE OF PROCEEDS BY THE TRUST.................         45
DILUTION.....................................         46
DIVIDEND POLICY OF THE TRUST.................         46
SELECTED HISTORICAL AND PRO FORMA FINANCIAL
  INFORMATION AND OPERATING DATA OF THE TRUST
  AND THE INITIAL LESSEE.....................         49
NOTES TO PRO FORMA CONDENSED CONSOLIDATED
  STATEMENTS OF INCOME.......................         54
NOTES TO PRO FORMA CONDENSED STATEMENTS OF
  OPERATIONS.................................         59
SELECTED FINANCIAL DATA......................         60
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS OF THE TRUST....................         61
  Overview...................................         61
  General....................................         62
  Pro Forma Results of Operations for the
     Trust...................................         62
  Pro Forma Results of Operations of the
     Initial Lessee..........................         64
  Results of Operations of the Hotels........         66
  Liquidity and Capital Resources............         68
  Inflation..................................         69
  Seasonality................................         70
  Year 2000 Compliance.......................         70
BUSINESS AND PROPERTIES OF THE TRUST.........         71
  The Properties.............................         71
  Leasing and Operation of the Properties....         76
  Employees..................................         81
  Legal Proceedings..........................         81
DESCRIPTION OF CAPITAL STOCK OF THE TRUST....         81
  Common Shares..............................         81
  Market for the Company's Common Stock and
     Related Security Holder Matters.........         83
  Restrictions on Ownership and Transfer.....         83
  Exchange Listing...........................         83
  Transfer Agent.............................         83
MANAGEMENT OF THE TRUST......................         83
  Trustees and Executive Officers............         83
  Audit Committee............................         84
  Compensation Committee.....................         84
  Executive Compensation.....................         85
  Compensation of Trustees...................         85
  Stock Incentive and Option Plan............         85
CERTAIN TRANSACTIONS BY THE TRUST............         86

CERTAIN DECLARATION OF TRUST AND STATUTORY
  PROVISIONS.................................         87
  Restrictions on Ownership and Transfer.....         87
  Number of Trustees; Removal; Filling
     Vacancies...............................         88
  Limitation of Liability....................         89
  Indemnification of Trustees and Officers...         89
  Amendment..................................         89
PARTNERSHIP AGREEMENT........................         89
  Management.................................         89
  Transferability of Interests...............         90
  Capital Contributions......................         90
  Conversion Rights..........................         90
  Tax Matters................................         91
  Operations.................................         91
  Distributions..............................         91
  Term.......................................         92
POLICIES AND OBJECTIVES WITH RESPECT TO
  CERTAIN ACTIVITIES BY THE TRUST............         92
  Investment Policies........................         92
  Financing..................................         93
  Policies with Respect to Certain Other
     Activities..............................         94
  Conflict of Interest Policy................         94
SHARES AVAILABLE FOR FUTURE SALE BY THE
  TRUST......................................         94
  General....................................         94
FEDERAL INCOME TAX CONSIDERATIONS RELATED TO
  THE TRUST..................................         95
  Taxation of the Trust......................         95
  Requirements for Qualification.............         97
  Income Tests...............................         98
  Asset Tests................................        105
  Distribution Requirements..................        106
  Recordkeeping Requirement..................        107
  Partnership Anti-Abuse Rule................        107
  Failure to Qualify.........................        108
  Taxation of Taxable Domestic
     Shareholders............................        108
  Backup Withholding.........................        109
  Taxation of Tax-Exempt Shareholders........        109
  Taxation of Foreign Shareholders...........        110
  Other Tax Consequences.....................        112
TAX ASPECTS OF THE OPERATING PARTNERSHIP.....        113
  Classification as a Partnership............        113
  Effect of Failure to Qualify as a
     Partnership.............................        114
  Income Taxation of the Operating
     Partnership, the Subsidiary Partnerships
     and their Partners......................        114
  Sale of the Operating Partnership's
     Property................................        117
ERISA CONSIDERATIONS.........................        117
  Employee Benefit Plans, Tax-Qualified
     Retirement Plans and IRAs...............        118
  Status of the Trust and the Operating
     Partnership Under ERISA.................        119
INNSUITES INNTERNATIONAL HOTELS, INC.........        121
  Business And Properties Of The Management
     Company.................................        121
  Intercompany Agreement.....................        123
THE WARRANT DISTRIBUTION.....................        125
DESCRIPTION OF WARRANTS......................        125
  Adjustments................................        126
  Reservation of Shares......................        128
  Amendment..................................        128
  Delivery and Form..........................        128
USE OF PROCEEDS BY THE MANAGEMENT COMPANY....        128
FEDERAL INCOME TAX CONSEQUENCES OF WARRANT
  DISTRIBUTION AND EXERCISE..................        129
  Income Recognition by the Trust as a Result
     of the Warrant Distribution.............        129
  Taxation of Taxable Domestic Shareholders
     of the Trust as a Result of the Warrant
     Distribution............................        129
  Taxation of Tax-Exempt Shareholders of the
     Trust as a Result of the Warrant
     Distribution............................        130
  Taxation of Foreign Stockholders of the
     Trust as a Result of the Warrant
     Distribution............................        130
  Taxation of Limited Partners as a Result of
     the Warrant Distribution................        131
  Tax Consequences of Warrant Exercise.......        132
SELECTED HISTORICAL AND PRO FORMA FINANCIAL
  INFORMATION AND OPERATING DATA OF THE
  MANAGEMENT COMPANY.........................        132
NOTES TO PROFORMA CONDENSED FINANCIAL
  INFORMATION................................        138

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS OF THE MANAGEMENT COMPANY.......        139
DESCRIPTION OF CAPITAL STOCK OF THE
  MANAGEMENT COMPANY.........................        141
  Authorized Capital Stock...................        141
  Management Company Common Stock............        141
  Management Company Preferred Stock.........        142
MANAGEMENT OF THE MANAGEMENT COMPANY.........        142
  Directors and Officers of the Management
     Company.................................        142
  Committees of the Board of Directors of the
     Management Company......................        143
  Compensation of Directors..................        143
  Executive Compensation.....................        143
BENEFICIAL OWNERSHIP OF MANAGEMENT COMPANY
  COMMON STOCK...............................        143
DIVIDEND POLICY OF THE MANAGEMENT COMPANY....        144
CERTAIN TRANSACTIONS BY THE MANAGEMENT
  COMPANY....................................        144
CERTAIN CHARTER AND STATUTORY PROVISIONS.....        145
  General....................................        145
  Control Share Acquisitions.................        145
  Certain Business Combinations..............        145
  Directors' Duties..........................        146
SHARES AVAILABLE FOR FUTURE SALE BY THE
  MANAGEMENT COMPANY.........................        146
WHERE YOU CAN FIND MORE INFORMATION..........        147
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE..................................        148
FORWARD-LOOKING STATEMENTS...................        148
UNDERWRITING.................................        149
LEGAL MATTERS................................        151
EXPERTS......................................        151

                               PROSPECTUS SUMMARY

The following discussion summarizes information further explained in this prospectus. Since the following summary discussion relates to tax matters, financial information, financial statements and the notes to the financial statements, you should always consult the detailed information contained in the later parts of this prospectus. To understand this offering fully you should read the entire prospectus carefully, including the risk factors and the financial statements and its notes.

This prospectus contains certain statements that relate to our future expectations. While we gave considered thought to all estimations, those statements involve risks and uncertainties. Actual results may differ significantly from the results discussed in our estimates and expectations. The "Risk Factors Related To The Trust" beginning on page 18 of this prospectus and the "Risk Factors Related To The Management Company" beginning on page 31 of this prospectus describe possible causes of any differences between our estimates and actual results. See also "FORWARD-LOOKING STATEMENTS" for a discussion of our estimates and expectations.

          To prepare the pro forma financial statements and other information in this prospectus, we assumed that:

    - we would receive $15.00 per share from this offering;

    - we completed the transactions that restructure our operations on February 1, 1997;

    - our underwriters would not exercise their option to purchase additional shares from this offering;

    - all holders of units of limited partnership interest in the Operating Partnership exchanged their units for Trust shares on a one-for-one basis; and

    - our trustees and officers would not exercise their options to purchase our shares.

                                  OUR COMPANY

We operate a self-administered, unincorporated Ohio real estate investment trust, also known as a REIT, and the rules governing REITs require us to closely associate with other companies and partnerships. The following descriptions should help you understand our organization's complex structure for purposes of this summary and throughout the prospectus. Our organizational chart on page 8 of this prospectus may also assist you with this understanding.

- WE, US OR TRUST -- our company, InnSuites Hospitality Trust (formerly known as Realty ReFund Trust), which owns all of the general partnership interests in the Operating Partnership. Unless otherwise stated, this prospectus refers to the Trust and the Operating Partnership together.

- OPERATING PARTNERSHIP -- RRF Limited Partnership, the Delaware limited partnership that directly or indirectly owns the ten InnSuites Hotels.

- MANAGEMENT COMPANY -- InnSuites Innternational Hotels, Inc., the Nevada corporation that help to manage our existing hotels and will lease from us hotels we acquire after February 1, 2000. The Management Company will also manage the day-to-day operations of our newly acquired hotels.

- INITIAL LESSEE -- InnSuites Hotels, Inc. (formerly known as Realty Hotel Lessee Corp.), the Nevada corporation that currently leases 10 hotels from us and will lease from us newly acquired hotels we acquire before February 1, 2000.

- MANAGEMENT GROUP -- the Management Company, the Initial Lessee, and their affiliates and predecessors, including InnSuites Licensing Corp., the current holder of InnSuites(R) trademark and franchise agreements.

Through our ownership and control of the Operating Partnership, we own and operate ten InnSuites Hotels(R) in Flagstaff, Phoenix, Scottsdale, Tempe, Tucson
(2) and Yuma, Arizona and Buena Park (Anaheim), Ontario (Los Angeles) and San Diego, California with a total of 1,665 suites. Our hotels offer studio and two room suites offering "Your Suite Choice(R)" of a one-room "Studio InnSuite," a two-room "Executive/Family Suite," a multi-purpose "Boardroom Meeting Suite," or a "Presidential Jacuzzi Suite." InnSuites Hotels operate as moderate and full service hotels near many of the country's premier vacation attractions and business centers. Three of the hotels are also marketed as "Best Western(R) InnSuites Hotels(R)" and another is primarily marketed as a "Holiday Inn(R) Hotel and Suites, an InnSuites Hotel." As previously noted, this summary and the remainder of this prospectus often refer to the Operating Partnership and the Trust together.

In addition to owning our shares, you will also have the opportunity to own stock in the Management Company. All of our shareholders will receive the right to purchase the common stock of the Management Company for a purchase price of $2.50 per share. This right is called a warrant. The warrants you receive may be exercised after one year following the completion of this offering but must be exercised within seven years of this offering. If you exercise your warrants and hold your Management Company stock together with your Trust shares, you will participate in a "paper-clipped" REIT structure. As further described in this prospectus, a "paper-clipped" REIT structure permits you to benefit from both the real estate operations of the Trust (including the ownership of real estate assets) and the management operations of the Management Company (including the ownership of non-real estate assets). This structure also offers you flexibility, as our "paper-clipped" REIT structure will not require you to own the shares of both the Trust and the Management Company, unlike investments in traditional "paired-share" REITs.

When we complete this offering we will own 49% of the Operating Partnership as its sole general partner, allowing us to control the operations of the Operating Partnership. The limited partners of the Operating Partnership will own the remaining 51% of the Operating Partnership. Limited partners hold either Class A Units, which are freely convertible into Trust shares, or Class B Units, which are convertible into Trust shares only with the approval of the Trust's Board of Trustees. The ownership limitations discussed on page 28 of this prospectus may also restrict the conversion of limited partnership interests in the Operating Partnership.

The Initial Lessee leases our current hotels from the Operating Partnership through substantially identical percentage leases. The Percentage Leases require the Initial Lessee to pay the higher of a minimum base or a percentage rent based on gross room revenues. The Management Company assists with the operations of the hotels under management contracts with the Initial Lessee. As described below, we expect the Management Company to lease any hotels acquired after February 1, 2000 through similar lease arrangements pursuant to an Intercompany Agreement between the Trust, the Operating Partnership and the Management Company.

OUR BUSINESS STRATEGY

We intend to maximize the current returns to our shareholders through increased cash distributions and to increase the long-term total returns to our shareholders through appreciation in the value of our hotel assets and our shares. To achieve these objectives we will seek to participate in increased revenues from the hotels through our receipts under Percentage Leases with the Initial Lessee and selectively acquire, redevelop, reposition and expand existing and future hotel properties.

We will give particular consideration to investment opportunities in properties where we expect our affiliated trademark acceptance, established industry and marketing expertise and other management resources to produce improved operating results. Our recent acquisitions include a full-service hotel in Tucson (St. Mary's), Arizona, a full-service hotel in San Diego, California and a moderate-service hotel in Buena Park, California. In April 1998, we obtained a $12 million revolving credit facility with Pacific Century Bank to provide us with interim financing to facilitate property acquisitions and capital improvements.

To date, our fully refurbished and repositioned hotels have performed well in comparison to their competitors. For the twelve months ended October 31, 1998, those hotels achieved an average occupancy rate of 75.4%, produced an average daily room rate (known as "ADR") of $71.56 and earned an average room revenue per available room night (known as "REVPAR") of $53.96. During the one-year period ended October 31, 1997, those hotels' REVPAR compared favorably with the REVPAR of local competing hotels (as consistently defined by management for performance evaluation purposes). We attribute the excellent performance of our hotels to the successful implementation of our asset positioning and operating strategy.

We believe that a regular program of capital improvements at our hotels, including the replacement and refurbishment of furniture, fixtures and equipment, has enhanced and will continue to enhance our competitiveness and maximize revenue growth under the Percentage Leases. As part of our ongoing renovation and capital expenditures program, we expect to spend approximately $1,200,000 on capital improvements at our current hotels during the current fiscal year ending January 31, 1999. To stay competitive, we expect to spend about 4% of annual gross room revenues for renovation each year.

Our management team and the Management Group have substantial hotel operating, development, acquisition and transaction experience. Founded in 1980, the Management Group has developed six hotels with a total of 902 studio and two-room suites and has owned or managed 11 properties with a total of 1,767 studio and two-room suites. James F. Wirth, our President and Chief Executive Officer and Chairman of the Board of the Management Company, has more than 27 years of experience in the hotel and real estate industries, our senior management team has an average of over 20 years of experience in the hotel and real estate industries, and our Board of Trustees has a combined 165 years of business experience.

The Management Group will continue applying its active asset management strategies to maximize cash flow from our current and future hotels, especially newly acquired hotels with below market average occupancy and room rates. These strategies include adding the InnSuites trademark, providing "Your Suite Choice(R)" of suite types and providing extra guest value with the "InnSuites Extras" of free breakfast, free social hour, in-room refrigerator, microwave oven, coffee maker, hair dryer and more. In addition, the

Management Company will participate in repositioning acquired hotels that do not immediately meet the strict earnings requirements of the Trust.

The Management Company will develop two Internet-based reservation systems, one solely for InnSuites Hotels and the other for industry-wide reservations, to sell excess room inventory at discount prices. The first system will be managed by the Management Company through its currently operating InnSuites Reservation Center. The second system will be operated as discountsuites.com, Inc., a ninety percent (90%) owned subsidiary of the Management Company. The Management Company expects to expand this subsidiary to become a profit center that significantly contributes to its growth. Both systems should be fully operational by April 1999.

FORMATION TRANSACTIONS

At the 1997 annual shareholders' meeting held on January 28, 1998, the shareholders of the Trust approved the Formation Agreement. By the terms of the Formation Agreement, the previous trustees and executive officers of the Trust resigned effective January 30, 1998. James F. Wirth, Gregory D. Bruhn, Marc E. Berg, Mark J. Nasca, Lee J. Flory and Edward G. Hill were appointed the new trustees of the Trust effective January 30, 1998. Mr. Wirth was also appointed Chairman, President and Chief Executive Officer of the Trust and Mr. Bruhn was also appointed Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Trust.

On January 30, 1998, in furtherance of the Formation Agreement, the Trust entered into the "Formation Transactions". In general terms, the Formation Transactions resulted in the formation of the Operating Partnership by the Trust and Hospitality Corporation International ("HCI"), a privately-held Arizona corporation. HCI and its principal, James F. Wirth, through affiliated entities, controlled seven all-suite hotel properties, comprising 1,036 hotel studio and two-room suites, in Arizona and southern California, which were owned by five partnerships and two corporations. The Trust was the 13.6% general partner, and the investors in the partnerships and one of the corporations were the 86.4% limited partners, in the newly-formed Operating Partnership. The Operating Partnership then acquired substantial interests in the partnerships and the one corporation. The investors (including Messrs. Wirth, Berg and Flory) received Operating Partnership units in exchange for their interests in the partnerships and the one corporation. The remaining corporation, which was owned by Mr. Wirth and his wife, was acquired directly by RRF Sub Corp., a wholly-owned subsidiary of the Trust, in a stock-for-stock exchange. The effect of the Formation Transactions was to re-direct the investment focus of the Trust from making wrap-around mortgage loans to the equity ownership of hotel properties, initially located in the southwestern United States.

Following the Formation Transactions, the Trust acquired three additional hotels in Tucson (St. Mary's), Arizona and San Diego and Buena Park, California.

CORPORATE STRUCTURE TRANSACTIONS

In an effort to streamline the ownership activities and management related activities of the Trust and the Management Company for more efficient results and maximum shareholder value, we and the Management Company are taking steps to integrate ownership activities into the Trust and management related activities into the Management Company. Prior to the completion of this offering, the Trust or the Management Company will have completed the following corporate structure transactions:

Ownership activities integrated into the Trust:

    - combined the Trust with the InnSuites Hotels System on January 30, 1998;

    - added Gregory Bruhn, Executive Vice President and CFO and Bob Conaway as Vice President and Controller of the Trust;

    - hired Marc Berg as Vice President-Acquisitions for the Trust;

    - changed our name from Realty ReFund Trust to InnSuites Hospitality Trust;

    - issued one new Trust share for three existing Trust shares in a reverse stock split;

    - terminated our agreement with our external advisor (Mid-America ReaFund Advisors, Inc.) and eliminated their advisory fees through the issuance of Class B units to its Shareholders;

    - reinstated quarterly dividends, payable at the rate of $0.30 per share ($1.20 per share annual rate, post-reverse stock split);

    - established a $12 million line of credit to assist in acquisitions and to refinance current debt and refinanced the Tucson St. Mary hotel's mortgage; and

    - transferred ownership of the InnSuites Hotels in Scottsdale to the Operating Partnership. This hotel was owned by RRF Sub Corp., our wholly-owned subsidiary.

Management related activities integrated into the Management Company:

    - added William Kidwell, former Vice President Operations of Starwood Lodging Corp. (a real estate investment trust), as President of the Management Company;

    - entered into an Intercompany Agreement between the Management Company, the Trust and the Operating Partnership;

    - acquired InnSuites Licensing Corp. and obtained full ownership of the InnSuites Hotels tradename and trademarks and acquired the InnSuites trademark licensing/franchise agreements;

    - developed two Internet-based reservation systems to sell excess room capacity and increase InnSuites brand awareness; and

    - created warrants to be distributed to the Trust's shareholders at the conclusion of this offering. The ability to own both Trust and Management Company shares creates a "paper-clipped" REIT structure.

As a result of the contemplated corporate structure transactions and this offering, all existing external affiliates (other than the Initial Lessee) will have become part of the Trust or the Management Company. We believe that these transactions should:

    - reduce or eliminate potential conflicts of interest between us and our external affiliates;

    - allow investors greater participation in the results of our hotels and the Management Company;

    - terminate the fees and payments made to external advisors and affiliates;

    - reorganize the Management Company to undertake redevelopment or construction projects of future hotels formerly impermissible or impracticable because of our restrictive REIT status;

    - build the size of the InnSuites Hotels system to benefit our existing hotels with systems of cross-referrals and reservations and to add recognition and value to the InnSuites Hotels(R) trademark; and

    - provide an alternative to recently restricted "paired-share" REIT structures by forming a "paper-clipped" REIT structure, permitting our shareholders to enjoy the benefits of both Trust and Management Company operations, while allowing separate transfer of Trust and Management Company shares, not otherwise offered by "paired-share" REITs.

                             THE MANAGEMENT COMPANY

The Management Company began operations in February 1998 and was organized to provide hotel management services to the Initial Lessee. The Management Company's predecessors, InnSuites Hotels, LLC and Hospitality Corporation International, began operations in 1980. The Management Company will continue to provide hotel management services to the Initial Lessee pursuant to the current management service agreements. Under those management service agreements, the Initial Lessee pays the Management Company annual management fees of 2.5% of gross room revenues for each hotel it manages.

By acquiring InnSuites Licensing Corp. as a part of the corporate structure transactions described above, the Management Company has obtained full ownership of the InnSuites(R) trademark and tradename. As a result, the Management Company has acquired the current trademark and license agreements with the Initial Lessee. The Management Company will continue to provide the Initial Lessee with trademark and licensing services pursuant to the current trademark and licensing agreements. For these trademark and licensing services, the Initial Lessee will pay the Management Company 2.5% of gross room revenues (1.25% for those hotel properties which also carry a third-party franchise, such as Best Western(R) or Holiday Inn(R)).

The combination of the Management Company and InnSuites Licensing Corp. will integrate the lease, management, and trademark and franchise licensing activities into the Management Company. Ownership of the InnSuites(R) trademark and tradename will allow the Management Company to save the costs it would otherwise incur to operate under the InnSuites(R) trademark and tradename. Owning the trademark also provides the Management Company the opportunity to seek licensing arrangements with unrelated third-parties.

Additionally, the Management Company will own assets that the Trust cannot own and conduct activities the Trust cannot conduct. For example, the Management Company will own assets and conduct activities that are closely associated with the operation of the hotels but that could otherwise cause the Trust to violate the strict asset ownership and income tests applied to REITs. The Management Company will function as an operating company, providing property-level managerial services for the hotels, whereas the Trust focuses on investment in real estate. While the Management Company has not identified specific operating assets or operations that it will acquire, it is expected to become the lessee and operator of new hotel properties acquired by the Operating Partnership after February 1, 2000, as contemplated by the Intercompany Agreement described below.

The Management Company expects its activities to relate primarily to the Trust and the Operating Partnership and their real estate investments rather than to unrelated businesses. In addition to its leasing operations pursuant to the Intercompany Agreement described below, the Management Company may acquire hotel properties that do not immediately meet the earnings requirements of the Trust and the Operating Partnership. As the owner of these hotel properties, the Management Company would implement its management strategies to improve the property's operations and earnings. At a later date, if the Management Company chose to sell such properties, they would be required to offer the Trust or the Operating Partnership a right of first refusal to purchase the property.

For Internet consumers, the Management Company will provide the InnSuites reservation system over the world wide web at www.innsuites.com which will offer reduced rates for all InnSuites Hotels locations. The Management Company may profit from its 90% ownership of the www.discountsuites.com reservation system. These Internet-based reservation systems, will utilize InnSuites' excess capacities to support overall hotel profitability and build InnSuites Hotels' name recognition. As InnSuites Hotels profits increase, the Management Company will profit from increased management services fees, trademark and licensing fees and, eventually, as the lessee of newly acquired hotel properties.

INTERCOMPANY AGREEMENT

When we complete this offering and the distribution of the warrants, the Trust, the Operating Partnership and the Management Company will enter into an Intercompany Agreement. This agreement will provide, subject to certain terms, that the Operating Partnership will grant the Management Company a right of first refusal to lease any real property acquired by the Operating Partnership or the Trust after February 1, 2000. If the Management Company accepts, the Operating Partnership, or the Trust, and the Management Company will then negotiate a mutually satisfactory percentage lease arrangement if the Operating Partnership determines that the Management Company is qualified to be the lessee of the newly acquired property. The Management Company will not invest in real estate we could own unless we decide not to pursue that investment opportunity. The Management Company will also provide the Trust with (a) trademark and licensing services for newly acquired hotels and (b) a right of first refusal for real property it has refurbished and repositioned.

                              ORGANIZATION CHART


        As a result of this offering and the corporate structure transactions, the relationships among the Trust, the Operating Partnership, the hotels, the Initial Lessee and the Management Company will be as follows:

                               -----------
                               |         | ___________________
                               |  Trust  |                    |
                                ---------                     |
                                    |                         |
                          GP(51%)   |                         |
                                    |                         |
                                ---------                     |
                               |Operating|                    |
                               |Partner- |____________________|
                               |ship     |                    |
                                ---------                     |Intercompany
                    (100%)       |      |                     |Agreement
              ___________________|      |---------------      |
             |                                          |     |
             |                                          |     |
         ----------                                ---------  |
        | Current  |                              | Future  | |
        |  Hotels  |                              |  Hotels | |
         ----------                                ---------  |
             |                                          |     |
             |Percentage                     Percentage |     |
             |Leases                             Leases |     |
             |                                          |     |
             |                                          |     |
             |      Trademark and License               |     |
         ----------      Agreements             ---------------
        | Initial  |___________________________|   Management  |
        |  Lessee  | Management Agreements     |    Company    |
         ----------                             ---------------
                                                        |
                                                        |
                                             -----------------------
                                             discountsuites.com,Inc.
                                             -----------------------

                               THE HOTEL INDUSTRY

According to Smith Travel Research, the United States hotel industry continues to experience a strong recovery from an extended downturn in the late 1980's and early 1990's. We believe that this broad industry recovery may contribute to the growth in total revenues and REVPAR at our existing hotels (and at hotels we may subsequently acquire), which, through the Percentage Leases, may increase the cash we have available for distribution to our shareholders.

As reflected in the chart below, the hotel industry continues to experience strong demand growth. Despite improved economic conditions and increased consumer spending since 1995, demand for mid-scale hotels with food and beverage operations declined from year to year, and the compounded 10-year growth rate for such hotels was stagnated at 0.2%. On the other hand, demand for mid-scale hotels without food and beverage operations, the sector currently targeted by our InnSuites Hotels, grew at a rate of 6.4% compounded over the past 10 years. We believe this difference in growth reflects changes in consumer preferences toward the quality hotel accommodations and affordable prices offered by the mid-scale market segment in which the InnSuites Hotels participate.

PERCENTAGE CHANGE IN DEMAND OVER PRIOR YEAR

                        1988   1989   1990   1991   1992   1993   1994   1995   1996   1997
                        ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
All U.S. Hotels.......  4.2%   4.9%   2.0%   (1.4)% 2.0%   1.7%   3.0%   1.8%   2.2%    2.6%
Mid-scale with Food &
  Beverage............  1.8    1.6    (1.1)  (2.6)  (2.1)  1.3    1.7    (0.7)  (1.3)  (0.9)
Mid-scale without Food
  & Beverage..........  28.1   21.7   15.3   12.9   11.1   10.2   13.5   12.9   12.9   14.4

---------------

Source: Smith Travel Research

As a result of strong demand growth since 1988, the Midscale without Food and Beverage sector has enjoyed annual increases in ADR and REVPAR and occupancy levels have remained above 65%. As a result of these strong operating statistics, this sector has achieved gross operating profits of 40% or more since 1990. (Source: Smith Travel Research). We believe these favorable operating indicators, results and profitability support our investment strategy of continuing to expand in this market segment.

Smith Travel Research has not provided any form of consultation, advice or counsel regarding any aspects of, and is in no way whatsoever associated with, this offering.

                              WARRANT DISTRIBUTION

A small number of existing REITs, operating under federal income tax provisions no longer available to other REITs, "pair" or "staple" their shares with the shares of a separate but related operating management company. Recent changes in the tax law have limited growth opportunities for these companies. As the shares of these two companies are "paired" or "stapled" together, they cannot be owned or transferred separately. The ownership of both companies allow the shareholders to enjoy the economic benefits of both the profits from the lease payments received by the REIT and the operating profits realized by the operating management company, while maintaining the tax benefits of REIT status. Our "paper-clipped" structure (discussed below) offers these benefits, with free transferability and without the new tax restrictions on growth.

The Management Company will initially issue the warrants to Mr. and Mrs. Wirth who will then contribute the warrants to the Operating Partnership. The Operating Partnership will distribute some of the warrants to the Trust, who will, in turn, distribute those warrants to its shareholders. The Operating Partnership will distribute the remainder of the warrants to its Class A limited partners.

In order to create a "paper-clipped" REIT structure, every shareholder of the Trust will receive a right, known as a warrant, to purchase shares of Management Company stock. For every Trust share you hold upon completion of this offering, you will receive one warrant to purchase one Management Company share. Class A limited partners of the Operating Partnership will also receive one warrant for Management Company stock for every limited partnership unit they hold. Each warrant will be exercisable after one year following the completion of this offering at a price of $2.50 per share. Each warrant must be exercised within seven years of the completion of this offering.

Shares of the Trust and the Management Company can be owned and transferred separately and independently of each other and will not be formally paired or stapled. Therefore, shares of the Trust and the Management Company will not provide a "paired" investment to those shareholders who choose to purchase or hold the shares of only one company. Shareholders who choose to purchase and hold shares of both companies will, however, participate in the benefits of both the real estate ownership and leasing activities of the Trust and the management operations and ownership of non-real estate assets by the Management Company, similar to shareholders of "paired-share" REITs.

FEDERAL INCOME TAX CONSEQUENCES OF THE WARRANT DISTRIBUTION

The Trust's distribution of the warrants for Management Company stock will be treated as a taxable dividend to our shareholders to the extent that the distribution is treated as made out of our current or accumulated earnings and profits (as determined for federal income tax purposes). To the extent that the fair market value of the distributed warrants exceeds our earnings and profits allocated to the distribution, such excess will be treated first as a return of a shareholder's basis in its Trust shares, and thereafter as gain on a deemed disposition of Trust shares. We will recognize gain in connection with the distribution of the warrants to the extent that the fair market value of the distributed warrants exceeds our adjusted tax basis in such warrants. Gain we recognize will give rise to additional taxable income for our shareholders as such gain will result in an increase in our current earnings and profits. Our shareholders will receive a tax basis in the warrants equal to the fair market value of the warrants at the time of distribution. If the warrants are treated as marketable securities, a limited partner of the Operating Partnership will generally recognize gain in connection with the distribution to the extent that the fair market value of the warrants received by the limited partner exceeds the limited partner's basis in the limited partner's partnership interest.

TRADING MARKET

There is currently no public market for the Management Company's warrants or common stock and its shares have not yet been approved for listing on any national securities exchange, automated quotation system or over-the-counter market. We cannot provide any assurance that a market will develop for the Management Company's warrants or common stock.

                               DIVIDEND POLICIES

We intend to make regular quarterly distributions to our shareholders and limited partners of the Operating Partnership initially equal to $0.30 per share ($1.20 per share on an annual basis), which would represent approximately 122% of our pro forma Cash Available for Distribution and 94% of our pro forma Funds From Operations for the year ending January 31, 1998. The distribution for the period commencing on the completion of this offering and ending April 30, 1999 is expected to be a pro rata portion of the applicable quarterly distribution. We do not intend to change our estimate of dividend distributions if the underwriters exercise their over-allotment option. Our ability to make distributions depends on our receipt of distributions from the Operating Partnership. The Operating Partnership's principal source of revenue initially will be payments of rent by the Initial Lessee under the percentage leases.

It is anticipated that the Management Company will not pay any dividends in the foreseeable future.

                                  RISK FACTORS

Investments in the Trust and in the Management Company involve various risks, and prospective shareholders should carefully consider the matters discussed under "RISK FACTORS RELATED TO THE TRUST," which begin on page 18 of this prospectus, and under "RISK FACTORS RELATED TO THE MANAGEMENT COMPANY," which begin on page 31 of this prospectus.

                            TAX STATUS OF THE TRUST

We intend to continue our election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. Under current federal income tax laws, we do not pay federal income tax on our income as long as we currently distribute at least 95% of our REIT taxable income to our shareholders and satisfy a number of organizational and operational requirements. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Even if we continue our REIT qualification, we would owe federal income taxes, and possibly additional state and local income, property and excise taxes, on REIT taxable income we do not distribute.

                                 THIS OFFERING

Trust:

Trust shares offered............    2,000,000 shares(1)

Over-allotment option...........    Up to 300,000 common shares. If the
                                    over-allotment option is exercised in full
                                    by the underwriters, the total public price,
                                    underwriting discounts and proceeds to the
                                    Trust would be $          , $          and
                                    $          respectively.

Trust shares and Class A limited
  partnership units to be
  outstanding after this
  offering......................    3,627,279 shares(2)

Use of proceeds.................    Debt reduction; contribution to capital
                                    expenditures fund; working capital; and
                                    general purposes.

New York Stock Exchange
symbol..........................    IHT

Management Company:

Management Company Warrants
  offered.......................    3,627,279 warrants

Management Company shares to be
  outstanding after this
  offering......................    100 shares

Use of proceeds.................    working capital

Public Trading..................    none
---------------

(1) Assumes the underwriters' over-allotment option is not exercised. All shares are offered by the Trust.

(2) Includes 888,311 shares issuable on exchange of 888,311 Class A limited partnership units of the Operating Partnership. See "PARTNERSHIP
    AGREEMENT -- CONVERSION RIGHTS." Does not give effect to any shares issuable under the Trust's Stock Incentive and Option Plan. See "MANAGEMENT OF THE TRUST -- STOCK INCENTIVE AND OPTION PLAN."

                         SUMMARY FINANCIAL INFORMATION

The following tables set forth unaudited summary pro forma consolidated financial information for the Trust, unaudited summary pro forma financial information for the Management Company and summary combined historical financial information for all ten hotels. This information should be read with the financial statements and notes appearing later in this prospectus. The pro forma operating information for the Trust and for the Management Company is presented as if this offering, the corporate structure transactions, the acquisitions of all ten hotels and the beginning of the relevant lease years, occurred on February 1, 1997. The pro forma balance sheet data is presented as if this offering and the corporate structure transactions had occurred on October 31, 1998.

                          INNSUITES HOSPITALITY TRUST

               SUMMARY CONSOLIDATED PRO FORMA FINANCIAL DATA (1)
         UNAUDITED (DOLLAR AMOUNT IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       NINE MONTHS
                                                    YEAR ENDED            ENDED
                                                 JANUARY 31, 1998    OCTOBER 31, 1998
                                                 ----------------    ----------------
OPERATING DATA:
Percentage lease revenue.......................     $   9,897           $   7,975
Interest income................................            55                  20
                                                    ---------           ---------
          Total revenue........................         9,952               7,995
                                                    ---------           ---------
Depreciation...................................         2,438               1,971
Real estate and personal property taxes,
  property and casualty insurance and ground
  rent.........................................         1,149                 884
General and administrative.....................           968               1,220
Interest expense...............................           954                 919
Minority interest..............................         2,266               1,519
                                                    ---------           ---------
          Total expenses and minority
             interest..........................         7,775               6,513
                                                    ---------           ---------
Net income attributable to common shares.......         2,177               1,482
                                                    =========           =========
Net Income per common share....................     $     .85           $     .57
Weighted average number of common shares
  outstanding..................................     2,555,939           2,604,521
OTHER DATA:
Funds From Operations(2).......................     $   6,881           $   4,972
Net Cash Provided by Operating Activities(3)...         6,939               5,015
Net Cash Used for Investing Activities(4)......         1,050                 852
Net Cash Used for Financing Activities(5)......         6,265               6,331

                                                               AT OCTOBER 31, 1998
                                                               -------------------
BALANCE SHEET DATA:
  Investment in hotel properties, net......................          $58,935
  Total assets.............................................           62,193
  Total debt...............................................           10,088
  Minority interest in Partnership.........................           15,476
  Shareholders' equity.....................................           34,855

---------------

1. The pro forma operating information for the Trust is presented as if the Formation Transactions, the acquisitions of the San Diego, Buena Park and Tucson (St. Mary's) hotels and the beginning of the relevant lease years, the corporate structure transactions and this offering had all occurred as of February 1, 1997. The pro forma balance sheet data is presented as if the corporate structure transactions and this offering had occurred as of October 31, 1998.

2. The White Paper on funds from operations ("FFO") approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in March 1995 defines FFO as net income (loss)(computed in accordance with GAAP), excluding gains

   (losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after comparable adjustments for the Trust's portion of these items related to unconsolidated entities and joint ventures. The Trust believes that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of the ability of the Trust to incur and service debt, to make capital expenditures and to fund other cash needs. The Trust computes FFO in accordance with standards established by NAREIT, which may not be comparable to funds form operations reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently from the Trust. Funds from operations does not represent cash generated from operating activities determined in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Trust's financial performance, or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Trust's liquidity, nor is it indicative of funds available to fund the Trust's cash needs, including its ability to make cash distributions. FFO may include funds that may not be available for management's discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions, and other commitments and uncertainties. The following is a reconciliation between pro forma net income (loss) and FFO.

                                            YEAR
                                            ENDED       NINE MONTHS ENDED
                                         JANUARY 31,       OCTOBER 31,
                                            1998              1998
                                         -----------    -----------------
Pro forma net income...................   $  2,177          $  1,482
Real estate related depreciation and
  amortization.........................      2,438             1,971
Minority interest......................      2,266             1,519
                                          --------          --------
Funds from operations..................   $  6,881          $  4,972
                                          ========          ========
Pro forma net income per common share
  and unit.............................   $    .85          $    .57

3. For pro forma purposes, net cash provided by operating activities represents net income before depreciation of real estate assets, amortization of deferred financing costs and minority interest. For pro forma purposes, no effect has been given to changes in working capital assets and liabilities.

4. For pro forma purposes, net cash used for investing activities represents 4% of hotel revenue for the applicable period.

5. For pro forma purposes, net cash used for financing activities represents estimated dividends and distributions based upon the Trust's intended annual dividend rate of $1.20 per share and the weighted average number of shares and units (2,664,576 for year ended January 31, 1998 and 2,671,098 for nine months ended October 31, 1998) outstanding during the applicable period.

                     INNSUITES INNTERNATIONAL HOTELS, INC.
                            (THE MANAGEMENT COMPANY)
                      SUMMARY PRO FORMA FINANCIAL DATA (1)
          UNAUDITED (AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                          PREDECESSORS
                                     INNSUITES HOTELS, LLC
                                     AND HOSP. CORP. INTN'L
                                           YEAR ENDED                NINE MONTHS
                                       DECEMBER 31, 1997       ENDED SEPTEMBER 30, 1998
                                     ----------------------    ------------------------
OPERATING DATA:
Revenues:
  Management fees..................          $  848                     $  405
  Trademark fees...................             529                        397
  Other revenue....................              --                          2
                                             ------                     ------
          Total revenues...........           1,377                        804
Operating expenses.................             222                        214
                                             ------                     ------
          Total expenses...........             222                        214
                                             ------                     ------
Net income (loss)..................          $1,155                     $  590
                                             ======                     ======

                                                                AT SEPTEMBER 30, 1998
                                                               ------------------------
BALANCE SHEET DATA:
Cash and cash equivalents..........                                     $   35
Total assets.......................                                     $1,168
Total liabilities..................                                        763
Shareholders' equity...............                                     $  405

                             INNSUITES HOTELS, INC.
                              (THE INITIAL LESSEE)
                      SUMMARY PRO FORMA FINANCIAL DATA (1)
            UNAUDITED (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           YEAR ENDED              NINE MONTHS
                                        DECEMBER 31, 1997    ENDED SEPTEMBER 30, 1998
                                        -----------------    ------------------------
OPERATING DATA:
Room revenue..........................       $23,901                 $19,090
Food and beverage revenue.............         1,463                     985
Other revenue.........................           898                   1,225
                                             -------                 -------
          Total revenues..............        26,262                  21,300
                                             -------                 -------
Operating expenses....................        20,744                  16,375
Percentage Lease payments.............         9,897                   7,975
                                             -------                 -------
          Total expenses..............        30,641                  24,350
                                             -------                 -------
Net income (loss).....................       $(4,379)                $(3,050)
                                             =======                 =======

                                                                AT SEPTEMBER 30, 1998
                                                               ------------------------
BALANCE SHEET DATA:
Cash and cash equivalents..........                                    $   558
Total assets.......................                                      5,950
Total liabilities..................                                      6,876
Shareholders' equity (deficit).....                                       (926)

---------------

1. The pro forma operating information for the Initial Lessee is presented as if the Formation Transactions, the Trust's acquisitions of the San Diego, Buena Park and Tucson (St. Mary's) hotels and the beginning of the relevant lease years, the corporate structure transactions and this offering had all occurred as of January 1, 1997. The pro forma balance sheet data is presented as if the corporate structure transactions and this offering had occurred as of September 30, 1998.

                                     HOTELS

                 SUMMARY COMBINED HISTORICAL FINANCIAL DATA(1)
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            YEAR ENDED DECEMBER 31,
                                -----------------------------------------------   NINE MONTHS ENDED    NINE MONTHS ENDED
                                 1993      1994      1995      1996      1997     SEPTEMBER 30, 1997   SEPTEMBER 30, 1998
                                -------   -------   -------   -------   -------   ------------------   ------------------
                                                                                                (UNAUDITED)
OPERATING DATA:
  Room revenue................  $11,689   $13,572   $15,367   $17,613   $18,801        $14,166              $16,113
  Other revenue...............      464       476       576       710     1,110            829                1,921
                                -------   -------   -------   -------   -------        -------              -------
        Total revenues........  $12,153   $14,048   $15,943   $18,323   $19,911        $14,995              $18,034
                                -------   -------   -------   -------   -------        -------              -------
  Departmental and other
    expenses..................    8,967    10,101    11,090    12,857    14,585          9,953               12,232
  Real estate and personal
    property taxes, insurance
    and rent..................      697       592       656       877       912            593                   --
  Percentage rent.............       --        --        --        --        --             --                6,808
  Depreciation and
    amortization..............    1,388     1,163     1,058     1,147     1,226            823                   --
  Interest expense............    1,859     1,460     1,990     1,570     1,854          1,292                   --
                                -------   -------   -------   -------   -------        -------              -------
        Total expenses........   12,911    13,316    14,794    16,451    18,577         12,661               19,040
                                -------   -------   -------   -------   -------        -------              -------
  Income (loss) before
    extraordinary items.......     (758)      732     1,149     1,872     1,334          2,334               (1,006)
  Extraordinary Items, gain on
    early extinguishment of
    debt......................       --       133     6,465       307        --             --                   --
                                -------   -------   -------   -------   -------        -------              -------
  Net Income (loss)...........  $  (758)  $   865   $ 7,614   $ 2,179   $ 1,334        $ 2,334              $(1,006)
                                =======   =======   =======   =======   =======        =======              =======
BALANCE SHEET DATA:
  Investment in hotel
    properties, net...........  $27,166   $26,201   $25,309   $26,488   $26,933        $26,885              $    --
  Total assets................  $28,982   $28,687   $28,398   $29,214   $28,893        $30,478              $ 5,950
  Mortgage notes payable(2)...  $26,419   $24,667   $17,028   $16,406   $17,777        $17,963              $    --
  Total partners' capital
    (deficit).................  $(1,803)  $  (937)  $ 6,827   $ 8,407   $ 5,034        $ 7,582              $  (926)
CASH FLOW DATA:
  Net cash provided by (used
    for) operating
    activities................  $ 1,243   $ 1,435   $ 2,108   $ 2,643   $ 3,915        $ 2,684              $(1,521)
  Net cash provided by (used
    for) investing
    activities................  $   (94)  $  (112)  $  (406)  $(2,004)  $(1,670)       $(1,224)             $   712
  Net cash provided by (used
    for) financing
    activities................  $  (860)  $  (828)  $(1,891)  $(1,176)  $(2,744)       $(1,262)             $   984
OTHER DATA:
  EBITDA(3)...................  $ 2,489   $ 3,355   $ 4,197   $ 4,589   $ 4,414        $ 4,449              $(1,006)

---------------

(1) For all periods prior to 1998, represents the combined historical financial data of the hotels prior to the consummation of the Formation Transactions and includes the acquisition of Flagstaff Hotel in 1996 which was accounted for as a purchase. For the nine month period ended September 30, 1998, represents the historical financial data of the Initial Lessee, and includes the operating results of the San Diego (acquired April 29, 1998), Buena Park (acquired June 1, 1998) and Tucson (St. Mary's) (acquired February 1, 1998) hotels since their respective dates of acquisition by, and commencement of Percentage Leases with, the Operating Partnership.

(2) The reductions of mortgage notes payable in 1995 and 1996 were caused by the early extinguishments of debt in those years.

(3) Represents income (loss) before unusual and extraordinary items, excluding depreciation, amortization and interest expense. The Initial Lessee believes that EBITDA provides a good indicator of the entity's ability to incur and service debt, to make capital expenditures and to fund other cash needs. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the entity's financial performance, or to cash flow from operating activities (determined in accordance with GAAP) as a measure of liquidity, nor is it indicative of funds available to fund cash needs, including the ability to make cash distributions.

                       RISK FACTORS RELATED TO THE TRUST

BEFORE YOU INVEST, YOU SHOULD BE AWARE OF THE RISKS ASSOCIATED WITH OWNING OUR SHARES, INCLUDING THOSE DESCRIBED BELOW. PROSPECTIVE SHAREHOLDERS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS WHEN EVALUATING THEIR INVESTMENT IN OUR SHARES.

                            GENERAL OPERATING RISKS

OUR RECENT ORGANIZATION AND LIMITED OPERATING HISTORY

As a result of the Formation Transactions, we reorganized the Trust and organized the Operating Partnership and the Management Company in January 1998 and, therefore, have limited operating histories and limited assets. Although our management has substantial experience in developing, financing and operating hotel properties, they have limited experience operating as a REIT. The Trust's ability to maintain its REIT qualification depends upon compliance with many technical tax and operational requirements. Our management's limited experience with these requirements could, therefore, subject the Trust to adverse consequences if the Trust lost its REIT qualification.

LACK OF CONTROL OVER THE OPERATIONS AND MANAGEMENT OF THE HOTELS

To maintain the Trust's status as a REIT, we cannot operate our existing hotels or any acquired hotels. Therefore, we lease our existing hotels to the Initial Lessee, a separate company. The Initial Lessee operates and manages the hotels and relies on the Management Company, also a separate company, to help manage the hotels. Pursuant to the Intercompany Agreement, on or after February 1, 2000, we will lease any newly acquired hotels to the Management Company pursuant to Percentage Leases. Most of the Initial Lessee's and the Management Company's Board of Directors and executive officers, however, have no affiliation with the Trust. Therefore, we cannot directly carry out our strategic business decisions related to operating and marketing our hotels. For example, the Management Company, in consultation with the Initial Lessee, determines the suite rates and, if applicable, manages the food and beverage operations of our hotels. While we have entered into the Intercompany Agreement with the Management Company, we cannot guaranty that the Management Company will effectively apply our management and marketing ideas for the hotels.

DEPENDENCE ON THE INITIAL LESSEE AND THE MANAGEMENT COMPANY FOR RENT PAYMENTS UNDER THE PERCENTAGE LEASES

Our ability to distribute cash to our shareholders depends primarily upon the Initial Lessee's, and eventually upon the Management Company's, ability to meet their rent payment obligations under the Percentage Leases. Their ability to make rent payments depends primarily on generating cash flows from the hotels sufficient to exceed hotel operating expenses. For the year ended December 31, 1997 and the nine months ended September 30, 1998, the Initial Lessee had pro forma net losses of approximately $4,379,000 and $3,050,000, respectively. Any failure or delay by the Initial Lessee or the Management Company to meet their rent payment obligations under the Percentage Leases could adversely affect our ability to distribute cash to our shareholders.

Additionally, their rent payment obligations under the Percentage Leases are unsecured. The Initial Lessee's only assets are cash, receivables, inventory, supplies and prepaid expenses, the franchise licenses for the hotels, and its rights and benefits under the Percentage Leases. At September 30, 1998, the Initial Lessee had a total shareholders' deficit of approximately $926,000. The Management Company's only assets are cash, receivables, the trademark and licensing agreements for the hotels, and its rights and benefits under the Intercompany Agreement. At September 30, 1998, the Management Company had total shareholders' equity of approximately $405,000. See "THE TRUST," "PARTNERSHIP AGREEMENT," AND "INNSUITES INNTERNATIONAL HOTELS, INC."

Material failure by the Initial Lessee or the Management Company to comply with the terms of a Percentage Lease (including the failure to pay rent when due) gives us the right to terminate that Percentage Lease, repossess the applicable property and enforce the delinquent payment obligations. Exercising that right, however, would force us to find another suitable operator and manager for that hotel. We cannot guarantee that we could find another suitable lessee or, if another suitable lessee were found, that we could enter into a new lease with favorable terms.

YEAR 2000

The Year 2000 problem results from computer programs having been written using two digits instead of four digits to define the applicable year. Any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could potentially result in a system failure or miscalculations, causing disruptions of operations and normal business activity. Continuing system failure or miscalculations could substantially affect our ability to schedule reservations and could significantly affect our profitability.

We cannot predict the effect of the Year 2000 problem on vendors, customers and other entities with which we transact business, and there can be no assurance that the effect of the Year 2000 problem on such entities will not adversely affect our Company's operations.

See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE TRUST -- YEAR 2000 COMPLIANCE."

                          REAL ESTATE INVESTMENT RISKS

GENERAL RISKS OF OWNING REAL PROPERTY INVESTMENTS

Our investment in hotel properties subjects us to the risks generally incident to the ownership of real property. The yields available from real estate investments depend upon the amount of revenues generated and expenses incurred. We cannot guarantee that our hotel properties will generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, in order for us to make expected cash distributions to our shareholders. We also cannot assure you that any of our hotels will not decrease in value, as real estate assets particularly reflect adverse changes in local and national economic conditions. Other factors may adversely affect our business. These factors include:

     - increasing labor and supplies costs;

     - restrictive zoning laws;

     - unproductive traffic patterns;

     - adverse neighborhood characteristics;

     - increasing tax rates;

     - restrictive government rules and fiscal policies; and

    - civil unrest, acts of war and other adverse factors beyond our control.

ILLIQUIDITY OF REAL ESTATE INVESTMENTS

Investments in real estate are not easily convertible into cash. That quality limits our ability to alter our investment portfolio in response to unanticipated changes in economic and social conditions. We cannot guarantee that, if required, we could effectively sell any of our investments in an advantageous time-frame or at a sale price that recovers or exceeds the money we have invested.

UNINSURED AND UNDERINSURED LOSSES

Each of our hotels maintains comprehensive insurance policies, including liability, fire and extended coverage. We can not guaranty that insurance companies will continue offering us similar coverage with similar cost. Additionally, insurance companies may not insure certain losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods. Even if insurance were available to cover these risks, the insurance premiums may be too expensive for us to afford. Our three California hotels bear higher seismic risks than our other hotel properties. Although one of our California hotels was constructed after 1984 under more stringent building codes intended to reduce the likelihood or extent of damage from seismic activity, we can give no assurances that an earthquake would not cause substantial damage and losses to that hotel or any other of our hotels.

Our Board of Trustees exercises its discretion when determining the amounts, coverage limits and deductibility provisions of our insurance policies. They review these matters to maintain appropriate insurance coverage on our investments at reasonable costs and on suitable terms. Applying these considerations, however, may cause us to purchase insurance coverages that would not cover sufficiently the full current market value or current replacement cost of a lost hotel property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also make it impractical to rely on insurance proceeds to replace fully any damaged or destroyed property. An uninsured or underinsured loss may require us to use our own funds to restore or replace the damaged or lost hotel property. This may reduce our ability to pay our debts or distribute cash to our shareholders.

POTENTIAL COSTS OF COMPLYING WITH ENVIRONMENTAL LAWS

Various federal, state and local environmental laws, ordinances and regulations, subject current or previous owners or operators of real property to liability for the removal or remediation of hazardous or toxic substances on, under, around or in the property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. Under certain limited circumstances, liability also may extend to persons who hold a security interest in the property. Additionally, the presence of hazardous or toxic contamination, or failing to properly remediate contaminated property, may adversely affect an owner's ability to dispose of its property, to fully utilize its property without restriction or to use the property as collateral for borrowing. These restrictions and liabilities may require unanticipated expenditures.

Other environmental laws and common law principles may impose liability for the release of hazardous or toxic substances. These laws also regulate the release of asbestos-containing materials into the air. Third parties may seek recovery from real property owners or operators for personal injury or property damage related to these regulated releases.

As owners and operators of hotel properties, we could incur liability for such costs. The cost to defend against claims of liability, to comply with environmental regulatory requirements or to remediate contaminated property could materially and adversely affect our business, assets and profits. Similar liability and costs could befall the Operating Partnership.

Independent environmental engineers conducted Phase I environmental site assessments on each of the hotels prior to our acquisition. The Phase I site assessments identified potential environmental contamination and, secondarily, assessed, the potential for required regulatory compliance. The environmental engineers designed the Phase I site assessments to meet the requirements of our lenders and the then-current industry standards governing Phase I site assessments. Consistent with those requirements, none of the site assessments involved the testing of groundwater, soil or air. Accordingly, the assessments did not evaluate site conditions that would be revealed only through the testing of groundwater, soil or air. We cannot give you any assurance that the site assessments revealed all potential environmental liabilities. The environmental regulatory compliance assessment was general in scope and was not a detailed determination of each hotel's complete compliance. Similarly, the environmental engineers did not analyze comprehensively potential off-site liabilities. Our current insurance policies do not cover environmental liabilities.

The Phase I reports issued by the environmental engineers did not reveal any environmental liabilities that our management believes would materially and adversely effect our business, assets or results of operations. Neither are we aware of any such liabilities. Nevertheless, it is possible that these reports and our knowledge do not reveal all material environmental conditions.

Still other environmental laws impose liability on previous owners of real property to the extent hazardous or toxic substances were present during the prior ownership period. As transfers of the subject property do not relieve the previous owner, we may be liable with respect to properties we have sold or will sell.

OUR HOTELS' COMPLIANCE WITH PUBLIC ACCESS LAWS

The Americans with Disabilities Act of 1990 ("ADA") and other state and local laws require that all public accommodations meet certain access and use requirements to assist disabled members of the public. If our hotels do not comply with current laws, we could face additional expenses, fines and/or an award of damages from private lawsuits. Any requirements to make substantial modifications to our hotels to comply with these laws could adversely affect our ability to pay our debts or to distribute cash to our shareholders. Future legislation could impose further access requirements, requiring substantial renovation of our hotels. These requirements could affect our profitability and hinder our acquisition options.

INCREASES IN PROPERTY TAXES

Each of our hotels is subject to real and personal property taxes. These real and personal property taxes may increase as property tax rates change, as we improve our hotels or as local taxing authorities assess or reassess the values of our hotels. Increases in property taxes could adversely affect our ability to pay our debts or to distribute cash to our shareholders.

                             HOTEL OWNERSHIP RISKS

GENERAL OPERATING RISKS

Our hotels endure operating risks common to the hotel industry. While we strive to have our hotels managed and operated to the fullest economic potential, events and conditions beyond our control may adversely affect our profitability. Some of these risks include the following:

    - intense and increased competition from other hotels;

    - potential overbuilding in the hotel industry, which has adversely affected occupancy rates, ADR and REVPAR in the past;

    - increases in the costs of necessary renovation and capital improvement projects;

    - increases in operating costs due to inflation and other economic factors, which have not always been, and may not always be, offset by increased suite rates;

    - dependence on cyclical business travel and tourism;

    - increases in energy costs and other expenses of travel; and

    - the effects of general and local economic conditions.

These factors, with others, could adversely affect the Initial Lessee's and the Management Company's ability to fulfill their lease payment obligations under the Percentage Leases, ultimately affecting our ability to pay our debts and distribute cash to our shareholders. Further, annual adjustments to the base rent charges and percentage rent thresholds under the Percentage Leases will reflect adverse changes in key economic indicators such as the U.S. Consumer Price Index. Without offsetting increases in suite revenues, or upon decreases in suite revenues for any reasons, these formulas could result in decreased Percentage Lease rents, also adversely affecting our ability to pay our debts and distribute cash to our shareholders.

COMPETITION IN HOTEL INDUSTRY

The hotel industry is highly competitive. Each of our hotels experiences competition primarily from other mid-market hotels in its immediate vicinity, but they also compete with hotel properties in other geographic markets. Some of those competitors have much greater marketing and financial resources and, as a result, may more effectively or more often advertise in our hotel markets. Our competitors also have added, are currently developing, or have announced the addition of hotel rooms in several of our hotel markets. They may also develop and market additional hotel rooms in the future. The addition of hotel rooms by our competitors has had, and may continue to have, an adverse effect on the revenues of our hotels.

We may also compete for investment opportunities with competitors that have much greater financial resources. These competitors may accept riskier transactions than we could prudently manage, generally reducing the number of suitable investment opportunities and increasing the bargaining power of sellers. Without suitable investment options, we cannot meet our growth strategy.

SEASONAL REVENUE FLUCTUATIONS OF HOTEL BUSINESS

Our operating results reflect the seasonality of the hotel business. Most of our hotels experience historically higher occupancy rates during the first and, to a lesser extent, the fourth quarters of each fiscal year and encounter the lowest occupancy rates during the second quarter of each fiscal year. Our southern Arizona hotels are historically most profitable in the winter season, whereas our northern Arizona and southern California hotels are historically most profitable during the summer season, providing some balance to the seasonal fluctuations of the hotel business. Despite this balance, we expect seasonality to continue causing significant quarterly fluctuations in our revenues.

INVESTMENT CONCENTRATION IN SINGLE INDUSTRY

Our current investment and operating strategies focus on owning and managing hotel properties. We will not seek to diversify our investments to reduce the risks associated with our exclusive investment in the hotel industry. If we do not vary our investments, any substantial downturn in the hotel industry may significantly affect our lease revenues, scheduled debt payments or cash distributions to our shareholders.

EMPHASIS ON MARKETING INNSUITES HOTELS AND CONCENTRATION OF HOTEL LOCATIONS

We market nine of our hotels primarily as InnSuites Hotels (three of which are also marketed as Best Western(R) hotels), while modestly marketing our tenth Holiday Inn(R) hotel as an InnSuites affiliate. Concentrating our investments in the InnSuites Hotels brand subjects us to additional investment risks. For example, adverse publicity related to the InnSuites brand could reduce hotel business, adversely affecting our lease revenues, scheduled debt payments, or cash distributions to our shareholders.

All of our current hotels are located in Arizona and southern California. Adverse events or conditions that affect particularly those areas (such as localized natural disasters or adverse changes in local economic conditions) could negatively impact our hotel operations and our lease revenues, scheduled debt payments, and cash distributions to our shareholders. Concentrating our properties in a few markets subjects us to more risks than if we had properties in diverse locations. To the extent conditions in these areas deteriorate significantly, the economic value of our hotel investments could also materially decline.

RISKS OF OPERATING HOTELS UNDER FRANCHISE AGREEMENTS

Obtaining or maintaining our franchise and/or trademark licenses may require significant additional improvement to our hotels. If we fail to complete improvements in a manner satisfactory to the franchise owner, they might refuse to issue or cancel our franchise licenses. Franchise owners may also require significant capital expenditures and upgrades for newly acquired hotels we wish to add to our existing franchise arrangements. The failure to meet the standards imposed by our franchise owner(s) could result in the loss or cancellation of a franchise agreement. The loss of a franchise agreement could have a material adverse effect on our operations or on the value of our hotels. Any additional financial commitments could also adversely affect our ability to pay our debts or distribute cash to our shareholders.

CONSTRAINTS ON CONTINUED ACQUISITIONS AND IMPROVEMENTS

To pursue our growth strategy, we intend to develop and improve currently owned and newly and to be acquired hotel properties. Risks generally associated with our acquisition and improvement strategies may include the following:

    - expenditure of funds and management time on failed acquisitions;

    - failure of or delay in an acquisition to meet our profitability expectations;

    - inaccurate cost estimates for necessary improvements and renovations;

    - decreases in property values following an acquisition;

    - increased government regulation of real estate expansion; and

    - insufficient financing or unfavorable financing terms.

To maintain the Trust's REIT qualification, we must distribute at least 95% of our REIT taxable income annually. This means that we generally cannot retain cash generated by our operating activities. Therefore, we have obtained commitments, such as our $12 million credit facility, to assist with financing our growth strategy. Our current credit facility, however, expires in 2001. After 2001, our ability to continue our growth strategy will depend primarily on our ability to obtain additional financing, because we generally cannot retain earnings.

We incur similar risks if we exhaust the available credit under the current credit facility. We might persuade hotel property sellers to accept Trust shares or Operating Partnership units instead of cash or debt. Using equity rather than debt to finance our business, however, could dilute your investment. In any case, if debt or equity financing were unavailable to us on favorable terms, then further acquisitions and growth might cease or our profitability might suffer. We cannot give you any assurance that favorable debt or equity financing will be available to make future investments.

While we anticipate growing in a controlled manner, the addition of hotel properties to our investment portfolio may increase the demands placed on our management. Although our management has significant experience in acquiring hotel properties, we cannot guarantee that our management can continue successfully to integrate new acquisitions into our management and operational systems. For example, we must unify the accounting systems, management information systems, guest registration, reservation systems and asset management systems for each and every acquisition with our existing procedures and systems. Failure to quickly and fully integrate the acquired properties' operations and employees could adversely affect our operations or the implementation of our management strategies.

                         RISK OF CONFLICTS OF INTEREST

GENERAL CONFLICT BETWEEN THE MANAGEMENT COMPANY AND THE TRUST

Certain of our trustees and executive officers also have important positions with our affiliates. As trustees and executive officers, they owe fiduciary duties to each and every company they represent. Those fiduciary duties might compete in transactions they initiate and approve. For example, their attempts to maximize Management Company profits may conflict with the best interests of the Trust. A number of our prior transactions have involved dealings with our affiliates, executive officers, trustees, and major shareholders.

Our executive officers and trustees might also experience competing monetary interests from their ownership of Trust and Management Company shares. While the Trust does not directly own Management Company shares, our executive officers and trustees own controlling interests in the Management Company.

Accordingly, our management may have considered their own interests above the interests of our other shareholders while negotiating the Intercompany Agreement. Similar risks may arise in future negotiations with our affiliates. Except as specifically provided in the Intercompany Agreement, in our governing documents or in certain provisions of Ohio law, nothing prohibits our officers and trustees from engaging in business activities for their own account. As a general principle of law, however, officers and trustees owe fiduciary duties to the shareholders of each company they represent. Those duties require them to deal with each company fairly. Additionally, all decisions involving the potential for conflict must be approved by a majority of trustees who do not have an interest in the transaction. We cannot guarantee, however, that the independent trustees will resolve all decisions involving conflict in favor of the Trust. This prospectus further describes the relationships between our management and our affiliates in the prospectus section labeled "MANAGEMENT OF THE TRUST -- TRUSTEES AND EXECUTIVE OFFICERS."

NO ARMS-LENGTH BARGAINING ON PERCENTAGE LEASES AND COMPENSATION ARRANGEMENTS FOR OFFICERS AND TRUSTEES

The terms of the current Percentage Leases and the initial compensation arrangements for our officers and trustees were not negotiated on an arm's length basis. We believe, however, that the terms of these agreements are fair to all the parties, including the Trust and the Initial Lessee. For example, the Percentage Leases base the required lease payments on references to objective historical financial data and the projected operating and financial performance of the hotels. Our management believes that terms of the Percentage Leases are typical of provisions found in similar lease transactions and that future Percentage Leases with the Management Company will also be fair and contain typical lease provisions.

We also believe that the initial and current compensation arrangements for our officers and trustees, coupled with their substantial ownership interests, provide strong incentives for our officers and trustees to maximize shareholder value. As an additional safeguard to officer and trustee fiduciary duties, our governing documents and Ohio laws require that only those trustees without an interest in particular transactions may vote to approve or disapprove certain transactions. The Trust's independent trustees so approved the Percentage Leases and compensation plans. We cannot guaranty, however, that these safeguards will curtail self-dealing or self-motivated decisions.

DIFFERING TAX CONSEQUENCES TO CERTAIN AFFILIATES ON SALE OR FINANCING OF CERTAIN HOTELS

Certain of our affiliates may have unrealized gains from hotels they contributed to the Operating Partnership and the subsequent sale of these hotels may cause them different or adverse tax consequences. Therefore, the interests of the Trust could conflict with the interests of certain affiliates. These affiliates may seek to influence the disposition decisions of the Trust, even when that sale might otherwise benefit the Trust and the other shareholders.

Additional conflicts may arise from financing decisions. Certain affiliates may recognize gain upon hotel debt repayments or payments of expenditures attributable to specific hotels they contributed to the Operating Partnership. To reduce or eliminate these gains, limited partners of the Operating Partnership generally have the right to guarantee other loans on other hotel properties. These guarantees might, under certain circumstances, reduce depreciation or other deductions available to the Trust for tax purposes. Reducing these deductions may increase taxable income to the Trust and increase the required proportionate distributions to Trust shareholders. The shareholders would then pay ordinary income taxes on these increased distributions. If the Trust claimed these deductions, the shareholders could report those deductions as reductions to the basis in their shares, or if the deductions exceeded basis, as a capital gain. The significance of these tax effects may create conflicts between the Trust and its affiliates, as these affiliates may attempt to influence financing decisions for their benefit.

                RISKS OF DEBT OBLIGATIONS AND VARIABLE RATE DEBT

At October 31, 1998, on a consolidated pro forma basis, our outstanding debt principal and capital lease obligations consisted of approximately $10.0 million. Our governing documents do not limit the amount of debt we may incur. Accordingly, we may become increasingly leveraged, resulting in increased interest costs which could have a material adverse effect on our profitability.

We may borrow additional funds to pursue our growth and operating strategies of acquiring additional hotels. We may also borrow additional funds to fulfill REIT guidelines which require us to distribute annually at least 95% of our REIT taxable income. For present purposes, we have obtained a $12 million credit facility to provide, as necessary, funds for investments in additional hotel properties, working capital and cash distributions. This credit facility bears interest at a variable rate of the 30-day London Interbank Offered Rate ("LIBOR") plus 2.75%. Changes in economic conditions could increase variable interest rates, increasing our interest costs and adversely affecting our profitability. First mortgages on three of our hotels secure our current credit facility.

Certain risks may apply to debt financing, including the following:

    - adverse effects of economic downturns on financing terms;

    - insufficient cash flow to meet debt payment obligations;

    - failure to meet payment obligations resulting in foreclosure; and

    - inability to renew or refinance debt financing or renewal on unfavorable terms.

Also, as lenders continue to require additional collateral to secure their loans, the risk increases that defaults on particular loan agreements could cause foreclosures on multiple properties. Unfavorable borrowing terms may force us to liquidate one or more of our investments in our hotels to meet our existing debt obligations. Liquidating our investments in such a manner may not permit us to realize the maximum return on our hotel properties.

To counteract the adverse effects of increasing interest rates and generally unfavorable economic conditions, we may employ hedging strategies. Our strategies to offset such adverse effects may include interest rate swaps, caps, floors and other interest rate exchange contracts. The use of these devices to neutralize our exposure to financial risks involves additional risks. For example, losses from unsuccessful hedge investments might reduce cash distributions to our shareholders and may also exceed the amount we invested in such instruments. Moreover, the parties who currently engage in hedging transactions may stop trading or quoting prices in such instruments, rendering us unable to complete our hedging transactions.

                                   TAX RISKS

FAILURE TO MAINTAIN THE TRUST'S REIT QUALIFICATION

We operate our business in a manner intended to qualify the Trust as a REIT for federal income tax purposes. We have not requested, and do not expect to request, a ruling from the Internal Revenue Service that the Trust qualifies as a REIT. We have received, however, an opinion of our counsel that, based on certain representations made by us to our counsel and assumptions, the Trust qualifies as a REIT. You should be aware that the opinion of our counsel does not control determinations of courts or the Internal Revenue Service. The REIT qualification opinion only represents our counsel's view based on their review and analysis of existing law. Additionally, the validity of the REIT qualification opinion and the Trust's continued qualification as a REIT directly depends on our continuing ability to meet various technical requirements. Those requirements affect, among other things, the amounts we distribute to our shareholders, the ownership of our shares, the nature of our assets, and the sources of our income.

If the Trust were to fail to qualify as a REIT in any taxable year, we could not deduct distributions to our shareholders in computing our taxable income. Failure to qualify would also subject us to federal income tax (including any applicable alternative minimum tax) on all of our taxable income at regular corporate rates. Unless entitled to relief under certain provisions of the Internal Revenue Code, we would lose REIT treatment for an additional four taxable years following the year of our actual disqualification. Loss of REIT status would reduce our ability to pay our debts and to distribute cash to our shareholders for each year involved.

Although we intend to operate the Trust in a manner designed to continue REIT qualification, future economic, market, legal, tax or other considerations may cause the Board of Trustees to revoke the Trust's REIT election. See "FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST" for a more thorough discussion of tax issues.

REQUIREMENT THAT THE TRUST MAINTAIN REIT MINIMUM DISTRIBUTIONS

To maintain the Trust's REIT qualification, we generally must distribute at least 95% of our REIT taxable income (excluding any net capital gains) and 95% of our net income from foreclosure property (less any tax thereon) to our shareholders. Additionally, to avoid a 4% nondeductible excise tax, during all calendar years we must also distribute more than the sum of:

    - 85% of our ordinary income for that year;

    - 95% of our capital gain net income for that year; and

    - 100% of our undistributed taxable income from prior years.

If we elect to retain and pay income tax on our capital gain net income, we could treat those amounts as distributed for purposes of the nondeductible 4% excise tax. We intend to observe the 95% distribution requirement and to avoid the nondeductible 4% excise tax for all periods, but we cannot guaranty compliance.

The income we must distribute to our shareholders consists primarily of income from the Operating Partnership. Cash for our shareholders consists primarily of cash we receive from the Operating Partnership distributions. Timing differences between income reporting and cash distribution could force us to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible 4% excise tax. A portion of that timing difference may result from the effects of hotel industry seasonality on the Operating Partnership distributions.

As the Trust controls the activities of the Operating Partnership, our Board of Trustees determines the timing and amounts of the Operating Partnership distributions. The Board of Trustees considers many factors, including the following:

    - cash available for distribution;

    - the Operating Partnership's financial condition and cash-flow needs;

    - reinvestment options other than distributing funds;

    - annual Internal Revenue Code REIT distribution requirements; and

    - such other factors as the Board of Trustees deem relevant.

See also "FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST -- REQUIREMENTS FOR QUALIFICATION and -- DISTRIBUTION REQUIREMENTS."

OWNERSHIP LIMITATION

The tax rules governing the Trust's continued qualification as a REIT require that we impose certain limitations upon the ownership and transfer of Trust shares. For example, our top five individual shareholders (as defined to include certain entities) may collectively own only up to 50% of the value of the Trust's outstanding shares during the last half of any taxable year (other than in our first taxable year). We calculate the ownership of these five individuals by including shares they actually own and shares they are considered to constructively own due to their relationship with other shareholders or entities. Additionally, the Trust must have 100 or more shareholders during at least 335 days of any taxable year (other than in our first taxable year) or during a proportionate part of a shorter taxable year. These additional requirements add additional risks that the Trust may not qualify as a REIT.

To preserve its REIT qualification, the Trust's Second Amended and Restated Declaration of Trust dictates limitations on the ownership and transfer of Trust shares. These include:

    - prohibiting any shareholder from owning (after applying the constructive ownership rules mentioned above) more than 4.9% of any class of the Trust's shares; and

    - subject to exceptions for Board of Trustee approval, prohibiting transfers resulting in:

             (a) any shareholder violating the 4.9% ownership limit;

             (b) fewer than 100 shareholders owning Trust shares (determined without constructive ownership);

             (c) the Trust being "closely held" as defined by the Internal Revenue Code;

             (d) otherwise failing to qualify as a REIT under the Internal Revenue Code; or

             (e) the Trust owning (after applying the constructive ownership rules) 10% or more of the Management Company, the Initial Lessee or any other lessee or sublessee.

Any attempt to transfer our shares in violation of any one or more of the above restrictions would render that transfer void and of no force or effect for the amount of shares in excess of the allowable ownership limits. Any such excess shares will be transferred automatically to a trust whose beneficiary is a qualified charitable organization. Transfers that would violate the 100 shareholder requirement are considered void and of no force or effect, regardless of the number of shares involved. We may also take any lawful action we deem necessary or advisable to ensure compliance with these restrictive provisions and to preserve the Trust's REIT status. Our actions may include, without limiting our available options, refusing to recognize or record any transfer in violation of these restrictions.

Any individual who acquires shares in violation of the restrictions, therefore, bears the risk of losing

    - voting control over certain of those shares;

    - the ability to freely transfer certain of those shares; and

    - dividends paid on certain of those shares.

FAILURE OF THE OPERATING PARTNERSHIP TO BE CLASSIFIED AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES AND IMPACT ON THE TRUST'S REIT STATUS

We have not requested, and do not expect to request, a ruling from the Internal Revenue Service that it will classify the Operating Partnership as a partnership for federal income tax purposes. We will, however, receive at the closing of this offering an opinion of our counsel stating that, based on certain representations made by us to our counsel and assumptions, the Operating Partnership should be classified as a partnership. You should be aware that the opinion of our counsel does not control determinations of courts or the Internal Revenue Service. The partnership classification opinion only represents our counsel's view based on their review and analysis of existing law. Successful challenge by the Internal Revenue Service of the Operating Partnership's federal income tax treatment would subject the Operating Partnership to corporate taxation, requiring it to pay federal income taxes on its taxable income at regular corporate rates. In such event, the Trust would likely cease to qualify as a REIT since the value of the Trust's ownership interest in the Operating Partnership makes up more than 10% of the Operating Partnership's voting securities and exceeds 5% of the Trust's assets. Furthermore, the imposition of a corporate tax on the Operating Partnership would substantially reduce the Operating Partnership's cash distributions to the Trust and, therefore, reduce the Trust's cash distributions to its shareholders.

            EFFECT OF INTEREST RATES ON MARKET PRICE OF YOUR SHARES

The annual yield from Trust distributions, as compared with yields from other financial instruments, may influence the market price of your shares in the public trading markets. For example, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of your shares. Moreover, adverse changes and fluctuations in the public securities markets may have a material and adverse affect on the market value of your shares.

           LIMITATIONS ON CONTROL, ACQUISITION AND CHANGES IN CONTROL

RELIANCE ON KEY PERSONNEL AND THE BOARD OF TRUSTEES

As a shareholder, you would not have the right or the power to manage the Trust except through the election of trustees and the exercise of voting rights on certain specified matters. Instead, our Board of Trustees and officers manage the Trust. Our future success, including particularly the implementation of our acquisition growth strategy, substantially depends on the active participation of our executive officers, Mr. James F. Wirth, our President and Chief Executive Officer, and Mr. Gregory D. Bruhn, our Executive Vice President and Chief Financial Officer, and other important employees, such as Mr. Marc E. Berg, our Vice President-Acquisitions, and Mr. Robert Conaway, our Controller. With the Board of Trustees, they direct our day-to-day operations, in addition to identifying and negotiating our most important transactions. The loss of any of these individuals could have a material adverse effect on the Trust. The Trust does not maintain "key-man" life insurance on any of these individuals.

OWNERSHIP LIMITATION

The ownership limitation forbidding any shareholder from owning more than 4.9% in value of the Trust's shares may discourage third party attempts to acquire control of the Trust without the approval of the Board of Trustees. Such a barrier to a change in control may exist even if a change in control were in our shareholders' best interests.

CLASSIFICATION OF BOARD OF TRUSTEES INTO THREE CLASSES

Our Board of Trustees consists of three classes, each class having two trustees. Our shareholders elect each of the trustees to three year terms at each annual meeting of the shareholders. We stagger the election of our trustee so that only one class of trustees is elected in any particular year. This prevents any changes in the majority of our trustees in less than two years. Subject to any rights of preferred shareholders, if any, and unless the Board of Trustees otherwise determines, the affirmative vote of a majority of the remaining trustees will fill vacancies in the Board of Trustees, even if such a vote were made by less than a quorum of the trustees. Accordingly, our current Board of Trustees could temporarily prevent any shareholder from enlarging the Board of Trustees and filling the new trustee positions with outside nominees. These restrictions may further discourage third parties from making offers to purchase your shares or from attempting to change control of the Trust, even if such offers or changes in control were in the best interest of our shareholders.

           EFFECT ON MARKET PRICE OF SHARES AVAILABLE FOR FUTURE SALE

We cannot predict the effect on the market price of our shares if the Trust or its executive officers sell their shares. Substantial sales of our shares (including shares issued on the exercise of options), or the perception that such sales might occur, could adversely affect the market prices for your shares. See "SHARES AVAILABLE FOR FUTURE SALE" and "UNDERWRITING."

      RISKS OF NOT MEETING OR MAINTAINING OUR ESTIMATED DISTRIBUTION RATES

We estimate an annual distribution rate of 8% per share for the twelve months ending January 31, 2000. This estimate assumes a public offering price of $15.00 per share. The Board of Trustees exercises limited discretion when declaring shareholder distributions, depending upon a number of factors, including:

    - the Trust's available cash;

    - the Trust's financial condition;

    - decisions to reinvest rather than distribute funds;

    - the actual or projected capital expenditures relating to the hotels;

    - the annual distribution requirements under the Internal Revenue Code; and

    - such other factors as the Board of Trustees deems relevant.

An annual distribution of $1.20 per share would exceed the annual distribution requirements for REITs, and would also represent 122% of the Trust's pro forma cash available for distribution, therefore, we cannot assure you that the Trust will actually distribute the estimated annual distribution set forth above. Accordingly, we cannot assure you that the Trust will distribute sufficient cash to its shareholders to maintain its REIT status.

                 RISK FACTORS RELATED TO THE MANAGEMENT COMPANY

BEFORE YOU INVEST, YOU SHOULD BE AWARE OF THE RISKS ASSOCIATED WITH OWNING MANAGEMENT COMPANY SHARES, INCLUDING THOSE DESCRIBED BELOW. PROSPECTIVE SHAREHOLDERS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS WHEN EVALUATING THEIR INVESTMENT.

The Management Company is described beginning on page 121.

                            GENERAL OPERATING RISKS

RECENT ORGANIZATION AND LIMITED OPERATING HISTORY

The Management Company began operating in February of 1998, following the formation of the Operating Partnership and the restructuring of the Trust into an "umbrella partnership REIT." As a result, the Management Company has a limited operating history and limited operating results upon which it may estimate future performance. Additionally, the Trust depends upon the operations of its affiliates, including the Management Company, to maintain its REIT qualification. That REIT qualification depends upon compliance with many technical tax and operational requirements and our management has limited experience with these requirements. Any Management Company action violating these requirements could have adverse tax consequences to the Trust.

RESTRICTIONS ON CORPORATE PURPOSE AND BUSINESS OPPORTUNITIES

The Intercompany Agreement limits, for as long as it remains in effect, the Management Company's ability to invest in real estate or other investments that the Trust (as a REIT) may use. The Management Company must first offer the investment to the Trust and the Trust must reject that opportunity. If the Trust elects to pursue an offered opportunity, the Management Company must then assist the Trust in structuring and consummating the transaction. While these restrictions support the Trust's REIT qualification, they severely restrict the business and available opportunities of the Management Company. These restrictions may affect the Management Company's financial condition and its profitability. See "INNSUITES INNTERNATIONAL HOTEL, INC. -- INTERCOMPANY AGREEMENT."

DEPENDENCE UPON THE TRUST AND THE OPERATING PARTNERSHIP FOR BUSINESS
OPPORTUNITIES

The terms of the Intercompany Agreement may cause uncertainty in the Management Company's business. Those terms cause the Management Company to rely significantly on the Trust and the Operating Partnership to identify its business opportunities. Those opportunities will likely involve the operation and management of hotels pursuant to Percentage Leases. Future opportunities are also likely to relate to the Trust and its real estate investments, rather than to unrelated businesses. There is no guaranty, however, that the Trust or the Operating Partnership will identify opportunities for the Management Company or that any identified opportunities will fall within its financial, operational or management constraints.

Additionally, although the Intercompany Agreement obligates the Operating Partnership to give the Management Company the first opportunity, after February 1, 2000, to lease any newly-acquired real property, that opportunity remains subject to the Operating Partnership's sole discretion. For each newly acquired property, the Operating Partnership must determine that, consistent with the Trust's REIT status, the new property requires a Percentage Lease and that the Management Company would qualify as the lessee. Moreover, the Management Company can enter into a new Percentage Lease only if it agrees with the Operating Partnership on mutually satisfactory lease terms. Without the Trust and the Operating Partnership continuing to offer new Percentage Lease opportunities, the Management Company has limited prospects for further developing its business. See "INTERCOMPANY AGREEMENT."

The Trust's failure to qualify as a REIT could materially and adversely affect the Management Company's business. For example, under the Intercompany Agreement, if the Trust cannot maintain its REIT qualification it may choose to lease new properties to any person or entity under any form of lease (including a master lease arrangement). It may also choose to operate the new property itself. In either case, the Trust is not required to offer the lease opportunity to the Management Company. The Management Company would, however, remain subject to all of the operational limitations and restrictions contained in the Intercompany Agreement.

If the Trust sold any property leased to the Management Company, the new owner may refuse to renew the applicable Percentage Lease upon the expiration of its term. Although the Management Company anticipates that the Percentage Leases will generally allow the Management Company to retain its renewal rights following a sale of a property or an assignment of a Percentage Lease, the Management Company could lose those rights upon expiration of the Percentage Leases. The likelihood of a sale or assignment of a Percentage Lease increases if the Trust fails to qualify as a REIT. Therefore, the Management Company's operations depend on the Trust's continued REIT qualification. As its business is uncertain due to dependence on the Trust and the Operating Partnership, the Management Company cannot guaranty that its profits will support distributions to its shareholders.

YEAR 2000

The Year 2000 problem results from computer programs having been written using two digits instead of four digits to define the applicable year. Any of the Management Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could potentially result in a system failure or miscalculations, causing disruptions of operations and normal business activity. Continuing system failure or miscalculations could substantially affect the Management Company's ability to manage hotel properties and could significantly affect the Management Company's profitability.

The Management Company cannot predict the effect of the Year 2000 problem on vendors, customers and other entities with which it transacts business, and there can be no assurance that the effect of the Year 2000 problem on such entities will not adversely affect the Management Company's operations.

See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE MANAGEMENT COMPANY -- YEAR 2000 COMPLIANCE."

                         RISK OF REAL ESTATE OPERATIONS

GENERAL REAL ESTATE OPERATIONS

The inability of the Management Company to diversify its operations without the action of the Trust or the Operating Partnership subjects it to risks related to the Trust's ownership of the hotels. While it will strive to manage and operate the hotels to their fullest economic potential, events and conditions beyond the control of the Management Company may adversely affect its profitability. Some of these risks include the following:

    - intense and increased competition from other hotels;

    - potential overbuilding in the hotel industry, which has adversely affected occupancy rates and revenues in the past;

    - increases in the costs of necessary renovation and capital improvement projects;

    - increases in operating costs due to inflation and other economic factors, which have not always been, and may not always be, offset by increased suite rates;

    - dependence on cyclical business travel and tourism;

    - increases in energy costs and other expenses of travel; and

    - the effects of general and local economic conditions.

These factors, with others, could also adversely affect the Management Company's ability to fulfill its lease payment obligations to the Operating Partnership under the Percentage Leases. As the Percentage Leases may require substantial payments of base rent or percentage rent, declining hotel profitability could significantly affect the Management Company's ability to pay the Operating Partnership. Defaults on the Percentage Leases may subject the hotels to the Trust's foreclosure and repossession. Failure to maintain the Percentage Leases may have a material adverse effect on the Management Company's financial condition and operating results. See also See "RISK FACTORS RELATED TO THE TRUST -- HOTEL OWNERSHIP RISKS."

SEASONAL REVENUE FLUCTUATIONS OF HOTEL BUSINESS

Revenue retained under the Percentage Leases may determine the Management Company's overall profitability. Decreases in hotel profits would decrease its revenues. Therefore, the Management Company's operating results may reflect particularly the seasonality of the hotel business. Most of the hotels in the Management Company's geographic regions experience historically higher occupancy rates during the first and, to a lesser extent, the fourth quarters of each fiscal year and encounter the lowest occupancy rates during the second quarter of each fiscal year. Southern Arizona hotels are historically most profitable in the winter season, whereas northern Arizona and California hotels are historically most profitable during the summer season, providing some balance to the seasonal fluctuations of the hotel business. As hotel profits fluctuate, so will the Management Company's operating results. Therefore, the Management Company expects seasonality to cause significant quarterly fluctuations in Management Company revenues.

POTENTIAL COSTS OF COMPLYING WITH ENVIRONMENTAL LAWS

Various federal, state and local environmental laws, ordinances and regulations, subject current or previous owners or operators of real property to liability for the removal or remediation of hazardous or toxic substances on, under, around or in the property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. Under certain limited circumstances, liability also may extend to persons who hold a security interest in the property. Additionally, the presence of hazardous or toxic contamination, or failing to properly remediate contaminated property, may adversely affect an owner's ability to dispose of its property, to use fully its property without restriction or to use the property as collateral for borrowing. These restrictions and liabilities may require unanticipated expenditures by the Management Company.

Other environmental laws and common law principles may impose liability on the Management Company for the release of hazardous or toxic substances. These laws also regulate the release of asbestos-containing materials into the air. Third parties may seek recovery from real property owners or operators for personal injury or property damage related to these regulated releases.

As operators of hotel properties, the Management Company could incur liability for such costs. The cost to defend against claims of liability, to comply with environmental regulatory requirements or to remediate contaminated property could materially and adversely affect the business, assets and profits of the Management Company.

Independent environmental engineers will conduct Phase I environmental site assessments on each hotel prior to the Trust's acquisition. The Phase I site assessments should identify potential environmental contamination and, secondarily, assess, the potential for required regulatory compliance. Environmental engineers will design the Phase I site assessments to meet the requirements of the Trust's lenders and the then-current industry standards governing Phase I site assessments. Consistent with those requirements, none of the site assessments would involve the testing of groundwater, soil or air. Accordingly, the assessments would not evaluate site conditions revealed only through the testing of groundwater, soil or air. The Management Company cannot assure that future site assessments will reveal all potential environmental liabilities. Environmental regulatory compliance assessments are general in scope and are not a detailed determination of each hotel's complete compliance. Similarly, the environmental engineers will not analyze comprehensively potential off-site liabilities. Our current insurance policies do not cover environmental liabilities.

The Phase I reports issued by the environmental engineers did not reveal any environmental liabilities that the Management Company believes would materially and adversely affect its business, assets or results of operations. Neither is it aware of any such liabilities. Nevertheless, it is possible that these reports and its knowledge do not reveal all material environmental conditions.

                         RISK OF CONFLICTS OF INTEREST

GENERAL CONFLICT BETWEEN THE MANAGEMENT COMPANY AND THE TRUST

Certain Management Company directors will also serve as trustees and executive officers of its affiliates. For example, James F. Wirth will serve as a director of the Management Company and as a trustee, and executive officer of the Trust. Mr. Wirth serves as Chairman of both Boards. This commonality of management may cause conflicts of interest in transactions between the companies. As a general principle of law, however, directors and trustees owe fiduciary duties to the shareholders of each company they represent. Those duties require them to deal with each company fairly. Additionally, our directors who do not have an interest in the transaction must approve all decisions involving the potential for conflict. We cannot guaranty, however, that our independent directors will resolve all decisions involving conflict in favor of the Management Company.

The management and directors of the Management Company might also experience competing financial interests due to their ownership of both Management Company shares and Trust shares. The management and directors of the Management Company own controlling interests in the Management Company and own shares of its affiliates, including the Trust. Accordingly, the Management Company's management may have considered their own interests while negotiating the Intercompany Agreement. Similar risks may arise in future negotiations with affiliates. Except as specifically provided in the Intercompany Agreement, in its governing documents or in certain provisions of Nevada law, nothing prohibits the Management Company's officers and directors from engaging in business activities for their own account.

     RISKS OF POTENTIAL INVESTMENTS AND ABILITY TO MANAGE THOSE INVESTMENTS

While managing the hotels and pursuing its business strategy and corporate purpose, the Management Company may pursue a variety of opportunities. Although the Management Company intends to acquire and operate a complementary group of businesses, it may commit resources to different businesses. Any commitment to a new business may require a wide range of skills and qualifications. The Management Company cannot guarantee that its management or employees will have, or that it could hire and retain employees with, the necessary skills and qualifications. The Management Company also cannot guarantee that the business opportunities it pursues will perform as expected or contribute significant revenues or profits. Pursued business opportunities may lose money, affecting significantly the Management Company's financial condition and profitability.

                          LIMITED FINANCIAL RESOURCES

The Management Company expects to have access to the capital markets and to other financing opportunities, including financing from the Trust. We cannot guarantee, however, that we could secure financing in amounts or on terms acceptable to us. The Management Company and the Trust may deem it desirable, under certain circumstances, to further offer and sell their shares under a common plan of distribution. In that case, the Management Company cannot assure you that the timing, terms and manner of such an offering will be as favorable to the Management Company as the timing, terms and manner of an independent Management Company offering. Neither the Trust, nor any other person or entity, is obligated to provide any additional funds to the Management Company, to offer securities under a common plan of distribution or to assist the Management Company in obtaining additional financing.

         ABSENCE OF A PUBLIC MARKET FOR THE MANAGEMENT COMPANY'S SHARES

There are no public markets currently for the Management Company's warrants or shares. The Management Company cannot guarantee that active trading markets will develop or will continue into the future. Until orderly trading markets for them develop, the trading prices of its warrants and shares may fluctuate significantly. If no active trading markets develop, Management Company shareholders may not promptly find buyers for their Management Company warrants or shares or find buyers willing to pay a reasonable price. Accordingly, Management Company shareholders should consider an investment in the Management Company as an illiquid, long-term investment.

Many factors may influence the trading prices of Management Company warrants or shares. Those factors include:

    - financial performance and prospects;

    - the depth and liquidity of the market for the shares;

    - investor perception of the Management Company and of its industry;

    - general economic conditions;

    - the Management Company's dividend policy; and

    - general financial and other market conditions.

Additionally, the recent price and volume fluctuations experienced in the financial markets may affect the market price of the Management Company's warrants or shares. General uncertainty in the financial markets could disproportionately affect the Management Company's warrants or shares, while having no relation to its operating performance. These market fluctuations may also disproportionately affect the Management Company as a new public issuer. Without a strong market history, the market price for the Management Company's warrants or shares may suffer from adverse general market conditions.

            ABSENCE OF DIVIDENDS ON THE MANAGEMENT COMPANY'S SHARES

The Management Company intends to use its available funds to pursue investment and business opportunities and, therefore, it does not anticipate the payment of any cash dividends on its shares in the immediate future. The lack of dividends on our shares could adversely and significantly affect the market value of our shares.

              RELIANCE ON KEY PERSONNEL AND THE BOARD OF DIRECTORS

The Management Company's success depends significantly upon the contribution of its executives and key personnel. In particular, it will rely upon the management and operational skills of William Kidwell, as President, James Wirth, as Chairman, and Gregory Bruhn, as Chief Financial Officer. While the Management Company believes that it could find replacements for these key personnel, the loss of their services could have an adverse effect on its operations.

As a shareholder of the Management Company, you would have no right or power to manage the Management Company except through the election of directors and the exercise of voting rights on certain specified matters. Instead, the Management Company's Board of Directors and officers will manage its operations. The future success of the Management Company, including particularly its operations under the Intercompany Agreement and the Percentage Leases, depends substantially on the active participation of its executive officers. With the Board of Directors, the executive officers will direct the day-to-day operations, in addition to identifying and negotiating the most important transactions. The Management Company does not maintain "key-man" life insurance on any of these individuals.

                POTENTIAL ANTI-TAKEOVER EFFECTS OF CERTAIN LAWS

Applicable sections of the Nevada General Corporation Law contain provisions that may discourage acquiring control of the Management Company without the approval of the Management Company's Board of Directors. See "CERTAIN CHARTER AND STATUTORY PROVISIONS."

                                   THE TRUST

FORMATION TRANSACTIONS

In accordance with the terms of the Formation Agreement approved at the 1997 annual shareholders' meeting held on January 28, 1998, the previous trustees (Alan M. Krause, James H. Berick, Alvin M. Kendis, Frank L. Kennard and Samuel
S. Pearlman) and executive officers (Alan M. Krause, Chairman and Co-Chief Executive Officer, and James H. Berick, President, Co-Chief Executive Officer and Treasurer) of the Trust resigned effective January 30, 1998. James F. Wirth, Gregory D. Bruhn, Marc E. Berg, Mark J. Nasca, Lee J. Flory and Edward G. Hill were appointed the new trustees of the Trust effective January 30, 1998. Mr. Wirth was also appointed Chairman, President and Chief Executive Officer of the Trust and Mr. Bruhn was also appointed Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Trust.

On January 30, 1998, the "Formation Transactions" were entered into by the Trust in accordance with the terms of the Formation Agreement. In general terms, the Formation

Transactions resulted in the formation of the Operating Partnership by the Trust and Hospitality Corporation International ("HCI"), a privately-held Arizona corporation. HCI and its principal, James F. Wirth, through affiliated entities, controlled seven all-suite hotel properties, comprising 1,036 hotel studio and two-room suites, in Flagstaff, Phoenix (2), Scottsdale, Tucson, and Yuma, Arizona and in Ontario, California, five of which were owned by partnerships and two of which were owned by corporations. The Trust was the 13.6% general partner, and the investors in the five partnerships and one of the corporations were the 86.4% limited partners, in the newly-formed Operating Partnership. The Operating Partnership then acquired substantial interests in the five partnerships and the one corporation. The investors (including Messrs. Wirth, Berg and Flory) received Operating Partnership units in exchange for their interests in the five partnerships and the one corporation. The remaining corporation, which was owned by Mr. Wirth and his wife, was acquired directly by RRF Sub Corp., a wholly-owned subsidiary of the Trust, in a stock-for-stock exchange. The Operating Partnership units and Trust Common Shares issued in exchange for the seven hotel properties had an approximate aggregate value of $35,608,000, which represents the appraised value (as determined by independent appraisals) of the seven hotel properties less outstanding debt assumed. That value was determined in arms-length negotiations between HCI and the Trust prior to the change in control described above. The effect of the Formation Transactions was to re-direct the investment focus of the Trust from its prior investment strategy of making wrap-around mortgage loans to the equity ownership of hotel properties, initially located in the southwestern United States.

Following the Formation Transactions, the Trust acquired three additional hotels in Tucson (St. Mary's), Arizona and San Diego and Buena Park, California.

THE CURRENT TRUST

The Trust is a self-administered equity REIT that, at October 31, 1998, after giving effect to this offering, owned an approximate 49% general partner interest in the Operating Partnership. The Operating Partnership presently owns directly or indirectly, together with RRF Sub Corp., a wholly-owned subsidiary of the Trust, interests in ten hotels with an aggregate of 1,665 suites in Arizona and southern California (collectively, the "Hotels"). The Hotels are operated as InnSuites Hotels(R). Three of the Hotels are also marketed as "Best Western(R)" and one primarily as a "Holiday Inn(R) Hotel and Suites." Unless the context otherwise requires, all references herein to the business and assets of the Trust refer to InnSuites Hospitality Trust, the Operating Partnership, RRF Sub Corp. and their respective subsidiaries on a consolidated basis and all references herein to the Operating Partnership include RRF Sub Corp.

To maintain the Trust's REIT qualification, the Operating Partnership leases the Hotels to the Initial Lessee and expects to lease any additional hotels to the Management Company, or a wholly-owned subsidiary thereof, pursuant to leases providing for the payment of rent based primarily upon the gross room revenues of such Hotels ("Percentage Leases"). The Initial Lessee pays, and the Management Company will pay, rent to the Operating Partnership under the Percentage Leases and, in addition, pays all franchise fees, management fees and other operating expenses of the Hotels leased by it. The Operating Partnership, in turn, distributes such rental payments, less expenses, to the Trust.

The Initial Lessee currently operates and manages, with the assistance of the Management Company, all of the Hotels. The Initial Lessee pays the Management Company an annual management fee of 2.5% of gross room revenues for its property management services and an annual licensing fee of 2.5% of gross room revenues (1.25% for hotel properties with third-party franchises) for its trademark and licensing services.

The Trust was formed as an unincorporated Ohio real estate investment trust on April 28, 1971. The Trust's executive offices are located at 1750 Huntington Building, 925 Euclid Avenue, Cleveland, Ohio 44115 and its telephone number is
(216) 622-0046. The Trust is managed and directed by its trustees and officers, who collectively have over 165 years of experience in managing and operating real estate related businesses. James F. Wirth, Trustee, Chairman, Chief Executive Officer and President of the Trust, has been engaged in the hotel business for approximately 27 years, including serving as Assistant to the President and Division President of Ramada Inns, where he started in 1970.

BUSINESS OBJECTIVES

The Trust believes that, while the lodging industry as a whole has benefitted from increased demand for hotel accommodations, the greatest opportunities for revenue growth and profitability will arise from the skillful acquisition, management, refurbishment and repositioning of hotel properties. The Trust believes that InnSuites Hotels are particularly attractive investments because of the following factors:

- the favorable recognition of the InnSuites Hotels brand among consumers in the southwest and western regions of the United States;

- the leadership position of InnSuites Hotels within the market niche of middle market moderate and full service studio and two-room suite hotels and the relative strength of that market within the hotel industry; and

- the Trust's positive experience and expertise with InnSuites Hotels.

The Trust believes that a substantial number of hotels meeting its investment criteria remain to be acquired and repositioned at attractive prices. An integral element of the Trust's business objectives is the continuous evaluation of each Hotel's position in its market and the implementation, as necessary, of changes in rates, amenities and customer focus. By focusing on these business objectives, the Trust will attempt to maximize the profitability of the Hotels. Through the Percentage Leases, the Trust will participate in any increases in Hotel revenues, thereby improving its operating cash flow. The Trust attributes the historical performance of the Hotels to the implementation of this asset management strategy. In addition, the Trust may expand certain of its Hotel properties by constructing additional "extended-stay" suites with meeting space, if market and other conditions warrant.

The Trust's primary business objectives are to maximize current returns to its shareholders through increases in cash flow available for distribution and to increase long-term total returns to shareholders through appreciation in the value of the Hotel assets and Common Shares. The Trust will seek to achieve these objectives by participating in increased revenues from the Hotels pursuant to the Percentage Leases and by selective acquisition, ownership, redevelopment, repositioning and expansion of hotel properties. The Trust will seek to continue to invest in properties where the Trust's established industry and marketing expertise and other resources will enable it to improve the acquired hotel's performance.

BUSINESS STRATEGY

The Trust's strategies to meet its objectives include the following:

Cash Flow Growth. The Trust believes that, based on historical operating results and the strength of InnSuites Hotels' management team, portfolio and markets, the Hotels should provide the Trust with cash flow growth through the Percentage Leases. The Trust believes that the Hotels' revenue and cash flows will be maximized by intensive management and marketing. The Trust believes that the Management Group's continued commitment to customer service and the experience of its management team should allow the Trust to capitalize on expected economic growth and on improvements in the U.S. hotel market. The Trust will also attempt to enhance its competitive market position by continuing a regular program of renovation, capital improvement and niche marketing.

Acquisitions. The Trust believes that attractive opportunities exist to acquire additional hotel properties now serving, or able to serve, the market segment served currently by the Hotels. The Trust plans to expand the InnSuites Hotels system in southern California and other markets in the southwestern United States where it believes strategically acquired properties will, at stabilization, add to earnings. The Trust believes it has the capacity to acquire additional hotels without significantly increasing management and overhead expenses.

Renovation and Development. Land for the addition of "extended-stay" suites may be available adjacent to four of the Hotels. These additional suites may enable the Trust to avoid the duplication of overhead and capitalize on InnSuites Hotels' past success by broadening services to include weekly and/or monthly "extended-stay" guests while retaining the ability to offer the additional suites on a daily basis during peak travel season.

The Trust believes that a regular program of capital improvements at the Hotels, including replacement and refurbishment of furniture, fixtures and equipment, will enhance its competitiveness and maximize revenue growth under the Percentage Leases. As part of its ongoing renovation and capital expenditures program, the Trust expects to spend approximately $1,200,000 on capital improvements at the Hotels during the fiscal year ending January 31, 1999. These expenditures for capital repairs, replacements and improvements approved by the Trust, will be funded from Trust contributions to a capital expenditures fund established by the Trust pursuant to the Percentage Leases (currently 4% of the Hotels' gross room revenues). The Initial Lessee administers expenditures from the fund subject to the Trust's review and approval.

The Trust may also develop additional moderate-service or "extended-stay" hotels elsewhere in its current geographic markets. The Trust believes that selective development of hotels in or near its existing geographic markets will enable it to utilize operating and marketing efficiencies to generate attractive returns on investment.

FINANCING STRATEGY

As of October 31, 1998, the Trust, on a consolidated pro forma basis, had an aggregate of approximately $10,088,000 of outstanding debt. While its organizational documents contain no limitation on the amount of debt it may incur, the Trust intends to achieve a debt to total market capitalization ratio or debt to appraised value of real estate ratio (measured at the time debt is incurred) of not more than 50% to 55%. The Trust may from time to time re-evaluate its debt capitalization policy in light of economic conditions, relative costs of debt and equity capital, market values of its properties, acquisition, development and expansion opportunities, and other factors.

Any indebtedness may be incurred by the Trust or the Operating Partnership. Indebtedness incurred by the Trust may be in the form of bank borrowings, secured or unsecured, and publicly or privately placed debt instruments, the proceeds of which would be loaned or contributed to the Operating Partnership. Indebtedness incurred by the Operating Partnership may be in the form of purchase money obligations to the sellers of properties, publicly or privately placed debt instruments, further borrowings from the Trust, or financing from banks, institutional investors or other lenders, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in the property owned by the Operating Partnership. This indebtedness may be with recourse to all or any part of the property of the Trust or the Operating Partnership, or recourse may be limited to the specific property to which the indebtedness relates. The proceeds from any borrowings by the Trust or the Operating Partnership may be used for the payment of distributions or dividends, for working capital, or to refinance existing indebtedness or to finance acquisitions or expansions of properties. See "FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST -- REQUIREMENTS FOR QUALIFICATION" and " -- DISTRIBUTION REQUIREMENTS."

The Trust has entered into a $12,000,000 senior secured revolving credit facility with Pacific Century Bank. The Trust intends to use the credit facility to provide interim financing for property acquisitions and capital improvements in anticipation of long-term financing and to fund working capital requirements. The credit facility is secured by first mortgages on three of the Hotels.

The Operating Partnership may also issue additional limited partnership units in exchange for hotel properties. Such additional limited partnership units may reduce distributions to, and, if convertible into Common Shares, dilute the voting power of, the Trust's shareholders. Such additional limited partnership units may also reduce distributions to and the ownership interests of the partners in the Operating Partnership.

CORPORATE STRUCTURE TRANSACTIONS

In an effort to streamline the ownership activities and management related activities of the Trust and the Management Company for more efficient results and maximum shareholder value, the Trust and the Management Company are taking steps towards certain corporate structure transactions (the "Corporate Structure Transactions"). Prior to the completion of this offering, the Trust or Management Company will have completed the following Corporate Structure
Transactions:

Ownership activities integrated into the Trust:

    - combined the Trust with the InnSuites Hotels System on January 30, 1998 and elected James F. Wirth, founder of InnSuites Hotels, as President and CEO of the Trust to add entrepreneurial leadership;

    - added Gregory Bruhn, Executive Vice President and CFO and Bob Conaway as Vice President and Controller of the Trust to strengthen financial capabilities and controls;

    - hired Marc Berg as Vice President-Acquisitions for the Trust, reflecting major emphasis on acquisitions of hotels below replacement cost to be upgraded and repositioned to become InnSuites Hotels to produce higher rates, occupancy, and profits;

    - changed our name from Realty ReFund Trust to InnSuites Hospitality Trust, reflecting our concentration on mid-market moderate and full service studio and two-room suite hotels;

    - issued one new Trust Common Share for three existing Trust Common Shares in a reverse stock split to bring the Trust into a more preferable trading range for individuals and institutions;

    - terminated our agreement with our external advisor (Mid-America ReaFund Advisors, Inc.) and eliminated their advisory fees;

    - reinstated quarterly dividends, continuing 28 consecutive years of dividends, payable quarterly at the rate of $0.30 per share ($1.20 per share annual rate, post-reverse stock split);

    - established a $12 million line of credit to assist in acquisitions and to refinance current debt. We also refinanced the Tucson (St. Mary's), Arizona hotel's assumed mortgage to reduce the interest rate from a floating 14% per annum to a floating approximately 8.3% per annum, saving us approximately $350,000 per year in reduced interest expense; and

    - transferred ownership of the InnSuites Hotel in Scottsdale hotel to the Operating Partnership. This hotel was owned by RRF Sub Corp., our wholly-owned subsidiary. We received additional general partnership units from the Operating Partnership in return for our additional contribution.

Management related activities integrated into the Management Company:

    - added Bill Kidwell, former Vice President Operations of Starwood Lodging Corp., as President of the Management Company to provide additional depth to our management team;

    - entered into an Intercompany Agreement between the Management Company, the Trust and the Operating Partnership giving the Management Company the right of first refusal to eventually lease newly acquired hotels from the Operating Partnership to take advantage of future growth opportunities;

    - acquired InnSuites Licensing Corp. and obtained full ownership of the InnSuites Hotels trademarks and tradename and acquired the InnSuites trademark licensing/franchise agreements to control a recognized hotel franchise;

    - developed Internet-based reservation systems to offer discounted excess room capacity to Internet consumers and travel industry professionals to provide an additional source of profit from the growing internet segment of the industry; and

    - created warrants to be distributed to the Trust's shareholders at the conclusion of this offering. The ability to own both Trust and Management Company shares creates a "paper-clipped" REIT structure to benefit the shareholders of the Trust and the Management Company.

As a result of the Corporate Structure Transactions and this offering, all existing external affiliates (other than the Initial Lessee) will become part of the Trust or the Management Company. As a result of the Corporate Structure Transactions, we should:

    - reduce or eliminate potential conflicts of interest between us and our external affiliates;

    - allow investors greater participation in the results of our hotels and the Management Company;

    - terminate the fees and payments made to external advisors and affiliates;

    - reorganize the Management Company to undertake redevelopment or construction projects of future hotels impermissible or impracticable to the Trust because of our restrictive REIT status;

    - build the size of the InnSuites Hotels system to benefit our existing hotels with systems of cross-referrals and reservations and to add recognition and value to the InnSuites Hotels(R) trademark; and

    - provide an alternative to recently restricted "paired-share" REIT structures by forming a "paper-clipped" REIT structure, allowing separate transfer of Trust and Management Company shares, not otherwise offered by "paired-share" REITs, while enjoying the benefits of Trust and Management Company operations.

                               THE HOTEL INDUSTRY

According to Smith Travel Research, the United States hotel industry continues to experience a strong recovery from an extended downturn in the late 1980's and early 1990's. We believe that this broad industry recovery may contribute to the growth in total revenues and REVPAR at the Hotels (and at hotels we may subsequently acquire), which, through the Percentage Leases, may increase the cash we have available for distribution to our shareholders.

HOTEL DEMAND

As reflected in the chart below, the hotel industry continues to experience strong demand growth. Despite improved economic conditions and increased consumer spending since 1995, demand for mid-scale hotels with food and beverage operations declined from year to year, and the 10-year growth rate for such hotels stagnated at 0.2%. On the other hand, demand for mid-scale hotels without food and beverage services, the sector currently targeted by our InnSuites Hotels, grew at a rate of 6.4% compounded over the past 10 years. We believe this difference in growth reflects changes in consumer preferences toward the quality hotel accommodations and affordable prices offered by the mid-scale market of the InnSuites Hotels.

                                             DEMAND CHANGE OVER PRIOR YEAR
                          -------------------------------------------------------------------
                          1988   1989   1990   1991   1992   1993   1994   1995   1996   1997
                          ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
All U.S. Hotels.........   4.2%   4.9%   2.0%  (1.4)%  2.0%   1.7%   3.0%   1.8%   2.2%   2.6%
Mid-scale with
  Food &
  Beverage..............   1.8    1.6   (1.1)  (2.6)  (2.1)   1.3    1.7   (0.7)  (1.3)  (0.9)
Mid-scale without Food &
  Beverage..............  28.1   21.7   15.3   12.9   11.1   10.2   13.5   12.9   12.9   14.4

---------------

Source: Smith Travel Research

THE COMPANY'S SEGMENT OF THE HOTEL INDUSTRY

From 1991 through 1997, the number of rooms available at upper upscale, mid-scale with food and beverage, budget chain and independent hotels decreased compared to the total number of rooms available at all hotels. On the other hand, the number of rooms available at mid-scale chain hotels without food and beverage services increased significantly compared to the total number of rooms available at all hotels. Increasing demand has allowed the entire hotel industry to maintain positive ADR and REVPAR growth. According to Smith Travel Research, the average annual increase in room rates for mid-scale hotels without food and beverage during the period was 4.8%.

  Demand and Operating Statistics of Mid-scale Hotels Without Food & Beverage

                                      DEMAND      OCCUPANCY
                                        %             %          ADR     REVPAR
                                     --------    -----------    -----    ------
1988...............................    28.1%        65.3        39.46    25.76
1989...............................    21.7         66.5        41.45    27.55
1990...............................    15.3         66.2        43.39    28.75
1991...............................    12.9         66.4        44.68    29.66
1992...............................    11.1         67.8        45.75    31.02
1993...............................    10.2         69.0        47.31    32.63
1994...............................    13.5         70.6        49.32    34.81
1995...............................    12.9         70.2        52.57    36.91
1996...............................    12.9         68.5        55.92    38.32
1997...............................    14.4         67.5        58.88    39.73

---------------

Source: Smith Travel Research

Mid-scale limited service hotels like the InnSuites Hotels generally operate with lower fixed costs. As a result, limited service hotels generally have higher gross operating profit margins than full service hotels that must support food and beverage and banquet operations. Our management believes that higher profit margins and management control of variable expenses may make our InnSuites Hotels properties consistently more profitable despite industry and economic downturns.

STABILITY OF THE HOTELS MARKET SEGMENT

Our management also believes that changes and trends in occupancy, ADR and REVPAR reflect the recovery in the hotel industry. Since 1990, despite relatively stagnant occupancy rates, due to the increased supply of hotel rooms without a corresponding increase in demand, the hotel industry has enjoyed growth in ADR, resulting in consistent REVPAR growth for seven of the past eight years. The following table sets forth REVPAR growth of all U.S. hotels and mid-scale hotels without food and beverage and percentage changes in the

CPI. This chart demonstrates real growth in the entire hotel industry and particularly describes even greater real growth in our limited service segment of the market.

                            Growth in REVPAR and CPI

                                             YEAR ENDED DECEMBER 31,
                              1990   1991    1992   1993   1994   1995   1996   1997
                              ----   -----   ----   ----   ----   ----   ----   ----
All U.S. Hotels(1)..........  2.0%    (2.6)% 2.7%   4.2%   5.8%   5.4%   6.4%   5.2%
Mid-scale without Food &
  Beverage(1)...............  4.4      3.2   4.6    5.2    6.7    6.0    3.8    3.7
Consumer Price Index(2).....  5.4      4.2   3.0    3.0    2.6    2.8    3.0    2.3

---------------

(1) Source: Smith Travel Research. Reflects percentage increase in REVPAR over prior year.

(2) Source: U.S. Department of Labor Bureau of Labor Statistics. Reflects percentage increases in CPI over prior year.

Other than during the industry's downturn from 1990 through 1992, hotel industry REVPAR growth exceeded inflation. In 1991, REVPAR for the industry declined. However, REVPAR growth for mid-scale hotels without food and beverage remained positive even during the downturn years of 1990 and 1991. From 1992 to 1995, the mid-scale hotel without food and beverage sector grew faster than the industry. Our management believes that REVPAR growth at hotels in the mid-scale without food and beverage sector stabilized in 1996 and 1997. Our management also believes that limited service hotel property REVPAR growth is supporting the current industry-wide growth. Additionally, our management believes that the operating efficiencies of the InnSuites Hotels, as well as overall consumer demand for limited service hotels, make the Hotels a more stable hotel investment through industry and economic downturns.

                          USE OF PROCEEDS BY THE TRUST

We estimate that the net proceeds to the Trust from this offering, after payment of expenses incurred in connection with this offering, will be approximately $27.0 million ($31.0 million if the over-allotment option is exercised in full), based on an assumed public offering price of $15.00 per Common Share. We will contribute all of the net proceeds of this offering to the Operating Partnership in exchange for an approximately 35% additional equity interest in the Operating Partnership (38% if the over-allotment option is exercised in full).

The Operating Partnership expects to use the amounts contributed to it as follows:

Repayment of third party mortgage indebtedness and
  borrowings under the line of credit (including
  certain prepayment penalties)........................    $24,667,000
Repayment of loans payable to the Management Group.....        645,000
Repayment of other note payable and accrued interest...        473,000
Deposit to Capital Expenditures Fund...................      1,215,000
                                                           -----------
          Total uses of proceeds.......................    $27,000,000
                                                           ===========

The mortgage indebtedness to be paid out of the net proceeds of this offering matures at various times from April 29, 1999, through August 1, 2011 and bears interest at effective rates varying from 8.50% to 9.75% per year.

If the Underwriters exercise the over-allotment option in full, the additional net proceeds will be used for general purposes, including possible future acquisitions of additional hotel properties. Pending use as described above, the net proceeds may be invested in interest-bearing accounts and short-term interest-bearing securities that are consistent with the Trust's intention to qualify for taxation as a REIT. These investments may include, for example, government and government agency securities, certificates of deposit, interest-bearing bank deposits, mortgage loan participations and shares of other real estate investment trusts.

                                    DILUTION

The net tangible book value of the Trust at October 31, 1998 was $8.0 million, or $10.77 per Common Share, after giving effect to the one-for-three reverse stock split which will be effected prior to the completion of this offering. Net tangible book value per Common Share is equal to the Trust's total tangible assets less total tangible liabilities, divided by the total number of shares of Common Shares outstanding. Net tangible book value dilution per Common Share represents the difference between the amount per Common Share paid by purchasers in this offering and the net tangible book value per Common Share immediately after the completion of this offering. After giving effect to the sale by the Trust of the 2,000,000 Common Shares offered hereby at an initial public offering price of $15.00 per Common Share and after deducting the underwriting discount and estimated offering expenses, the pro forma net tangible book value of the Trust as of October 31, 1998 would have been $34.5 million, or $12.60 per Common Share. This represents an immediate increase in pro forma net tangible book value of $1.83 per Common Share to the Trust's existing shareholders and an immediate dilution of $2.40 per Common Share to new investors purchasing Common Shares in this offering. The following table illustrates this per share dilution:

Initial public offering price per Common Share....              $15.00
                                                                ------
          Net tangible book value per Common Share
             as of October 31, 1998...............    $10.77
                                                      ------
          Increase per Common Share attributable
             to new investors.....................    $ 1.83
                                                      ------
Pro forma net tangible book value per Common Share
  as of October 31, 1998..........................              $12.60
                                                                ------
Net tangible book value dilution per Common Share
  to new investors................................              $ 2.40
                                                                ======

                          DIVIDEND POLICY OF THE TRUST

The Trust intends to make regular quarterly distributions to its shareholders and limited partners of the Operating Partnership initially equal to $0.30 per share, which on an annual basis would equal $1.20 per share. These distributions would represent approximately 122% of the Trust's pro forma Cash Available for Distribution and 94% of its pro forma Funds From Operations for the year ended January 31, 1998. The distribution for the period commencing on the completion of this offering and ending April 30, 1999 is expected to be a pro rata portion of the initial quarterly distribution. The Trust intends to maintain its initial dividend rate for the first 12 months following the completion of this offering, unless actual results of operations, economic conditions or other factors differ from the assumptions used in its estimate. The Trust does not expect to change its estimated dividend rate per share if the Underwriter's over-allotment option is exercised.

For federal income tax purposes, distributions paid to shareholders may consist of ordinary income, capital gains, nontaxable returns of capital, or a combination thereof. Aggregate distributions for the 12 months following the completion of this offering are expected to be greater than 95% of the Trust's REIT taxable income. Distributions in excess of earnings and profits generally will be treated as nontaxable return of capital to a shareholder and, therefore, will result in a reduction of a shareholder's basis in their Common Shares, to the extent of such basis, and thereafter as taxable gain. Return of capital distributions will have the effect of deferring taxation until the sale of the shareholder's Common Shares.

The following table sets forth certain pro forma financial information for the Trust for the twelve months ended January 31, 1998, which was used to establish the expected distribution per share. The following table is presented as if the acquisition of the Hotels, the Corporate Structure Transactions and this offering had occurred on February 1, 1997.

                                                               TWELVE MONTHS ENDED
                                                                JANUARY 31, 1998
                                                          -----------------------------
                                                               (DOLLAR AMOUNTS IN
                                                              THOUSANDS, EXCEPT PER
                                                                   SHARE DATA)
Pro forma net income..................................               $2,177
Add: Minority interest................................                2,266
  Depreciation of real estate assets..................                2,438
  Amortization of deferred financing fees.............                   58
Less: Additions to Capital Expenditures Fund..........               (1,050)
  Scheduled principal amortization of long-term
     debt.............................................                 (591)
                                                                     ------
Estimated cash available for distributions(1).........                5,298
Estimated initial annual distribution(2)..............                6,487
Estimated initial annual distribution to Trust's
  shareholders(3).....................................                3,287
Estimated initial annual distribution per
  share/unit(4).......................................               $ 1.20
Estimated payout ratio of cash available for
  distribution(5).....................................                 1.22

(1) If the Operating Partnership received only the minimum rent under the Percentage Leases, the estimated cash available for distribution would be
    $          .

(2) Based on 2,738,968 Common Shares, 888,311 Class A Units and 1,765,947 Class B Units outstanding, and the equivalent of 13,015 Class A Units held by non-exchanging minority partners.

(3) Based on 2,738,968 Common Shares outstanding and an initial annual distribution rate of $1.20 per share.

(4) An equivalent annual distribution will be made to each Common Share and each Class A Unit and Class B Unit, irrespective of whether or not a Class A Unit or Class B Unit has been converted or is convertible.

(5) Represents the anticipated aggregate annual distribution divided by estimated cash available for distribution.

The primary source of proceeds to be used for distributions to shareholders is the Trust's share of the rents due pursuant to the Percentage Leases. The anticipated revenue may or may not be realized or collected. Accordingly, the statements set forth above with regard to distributions are forward-looking statements involving certain risks and uncertainties that could cause actual results to differ materially from those expressed in such statements. Important factors that could cause such different results include, but are not limited to, competition from other hotels, increases in operating costs, seasonality effects in hotel occupancy and revenues, and the potential loss of a franchise or liquor license in respect of any Hotel or acquired hotel. See "FORWARD-LOOKING STATEMENTS."

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
             AND OPERATING DATA OF THE TRUST AND THE INITIAL LESSEE

The following tables set forth (a) selected unaudited pro forma condensed consolidated financial information for the Trust for the year ended January 31, 1998 and the nine months ended October 31, 1998 and (b) selected unaudited pro forma condensed financial information for the Initial Lessee for the year ended December 31, 1997 and the nine months ended September 30, 1998.

The Pro Forma Condensed Consolidated Balance Sheet of the Trust is presented as if the transactions reflected, including (i) the reverse stock split, (ii) the purchase of Mid-America Reafund Advisors, Inc. ("MARA"), (iii) the transfer of the InnSuites Hotel in Scottsdale, and (iv) the completion of this offering and the sale of 2,000,000 Common Shares at an assumed price of $15.00 per Common Share, and the use of the net proceeds therefrom as described under "USE OF PROCEEDS BY THE TRUST", all had occurred as of October 31, 1998.

The Pro Forma Condensed Consolidated Statements of Income for the year ended January 31, 1998 and for the nine months ended October 31, 1998 are presented as if the transactions reflected, including (i) the Formation Transactions, (ii) the acquisitions of the hotel properties located in Tucson, Arizona, and in San Diego and Buena Park, California, (iii) the reverse stock split, (iv) the purchase of Mid-America Reafund Advisors, Inc., (v) the transfer of the InnSuites Hotel in Scottsdale, and (vi) the consummation of the Offering and the sale of 2,000,000 Common Shares at an assumed price of $15.00 per Common Share, and the use of the net proceeds therefrom as described under "USE OF PROCEEDS BY THE TRUST", all had occurred as of February 1, 1997.

The Pro Forma Condensed Statements of Operations of the Initial Lessee for the year ended December 31, 1997 and for the nine months ended September 30, 1998 are presented as if the acquisitions of the Hotels and the beginning of the relevant lease years had occurred on January 1, 1997, and therefore incorporates certain assumptions that are included in the Notes to the Pro Forma Condensed Statements of Operations. The pro forma operating information for the Initial Lessee is presented to reflect the pro forma operations of the Initial Lessee for 1997 and for the first nine months of 1998, which operations are the source of funds for the Percentage Lease payments to the Operating Partnership.

The following selected financial information and the financial statements contained in the Trust's Form 10-K for the year ended January 31, 1998, Form 10-Q for the quarter ended April 30, 1998, Form 10-Q for the quarter ended July 31, 1998 and Form 10-Q for the quarter ended October 31, 1998 should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE TRUST" and all other historical financial statements and notes included elsewhere in this Prospectus. See pages F-1 through F-38 for certain historical financial statements and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                          INNSUITES HOSPITALITY TRUST

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 AS OF 10/31/98

                    UNAUDITED (DOLLAR AMOUNTS IN THOUSANDS)

                         HISTORICAL       MARA          PRO                  ADJUSTED
                          10/31/98     ACQUISITION     FORMA     OFFERING    PRO FORMA
                         ----------    -----------    -------    --------    ---------
                            (A)            (B)                     (C)
Net Investment in hotel
  properties...........   $58,935         $  --       $58,935    $     --     $58,935
Cash and cash
  equivalents..........       809            --           809          --         809
Percentage rent
  receivable...........       430            --           430          --         430
Prepaids and other
  assets...............       804            --           804       1,215       2,019
                          -------         -----       -------    --------     -------
          Total
             Assets....   $60,978            --        60,978       1,215     $62,193
                          =======         =====       =======    ========     =======
Mortgage notes
  payable..............   $23,359         $  --       $23,359    $(13,271)    $10,088
Lines of credit........    10,955            --        10,955     (10,955)         --
Loans from affiliates
  and other notes
  payable..............       645           450         1,095      (1,095)         --
Accrued expenses and
  other liabilities....     1,774            23         1,797         (23)      1,774
Minority interest......    15,949          (473)       15,476          --      15,476
                          -------         -----       -------    --------     -------
          Total
          Liabilities..    52,682            --        52,682     (25,344)     27,338
     Shareholders'
       equity..........     8,296            --         8,296      26,559      34,855
                          -------         -----       -------    --------     -------
          Total
            liabilities
             and
          shareholders'
              equity...   $60,978         $  --       $60,978    $  1,215     $62,193
                          =======         =====       =======    ========     =======

                          INNSUITES HOSPITALITY TRUST

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AS OF OCTOBER 31, 1998
                             (DOLLARS IN THOUSANDS)

(A) Derived from the historical condensed consolidated balance sheet of the Trust as of October 31, 1998.

(B) Represents the acquisition and termination of the MARA Advisory Agreement from James and Gail Wirth in exchange for 118,479 Class B Partnership Units in RRF Limited Partnership. Due to the related party nature of the transaction, the purchase is recorded at carryover basis for financial reporting purposes. After elimination of intercompany amounts due between RRF Limited Partnership and MARA, the only balance sheet accounts to be assumed by RRF Limited Partnership are a $450, 7% note payable obligation to the former owners of MARA, together with $23 of accrued interest. The offset to these assumed balances is minority interest due to the issuance of limited partnership units as consideration.

(C) Represents the proceeds from the offering, net of offering costs, and the use of such proceeds as described in "USE OF PROCEEDS BY THE TRUST".

Gross proceeds from Offering................................    $ 30,000
Offering costs..............................................      (3,000)
                                                                --------
Net proceeds................................................      27,000(a)
Retirement of mortgage debt on the San Diego, St. Mary's,
  Buena Park and Tempe hotel properties.....................     (13,271)
Prepayment penalties on the early retirement of the above
  mortgage debt.............................................        (441)(a)
Pay down of outstanding borrowings against line of credit...     (10,955)
Retirement of loans from affiliates and other notes
  payable...................................................      (1,095)
Payment of accrued interest.................................         (23)
                                                                --------
Deposit of remaining funds to the Capital Expenditures
  Fund......................................................    $  1,215
                                                                ========

---------------

(a) Net increase in shareholders' equity is $26,559.

                          INNSUITES HOSPITALITY TRUST

                    PRO FORMA CONSOLIDATED INCOME STATEMENT
                   FOR THE TWELVE MONTH PERIOD ENDED 1/31/98
         UNAUDITED (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                       HISTORICAL
                        YEAR END     FORMATION                       MARA         PRO                 ADJUSTED
                        1/31/98     TRANSACTIONS   ACQUISITIONS   ACQUISITION    FORMA    OFFERING   PRO FORMA
                       ----------   ------------   ------------   -----------   -------   --------   ----------
                          (A)           (B)            (C)            (D)                   (E)
Percentage lease
  revenue............   $     --      $ 7,902        $ 1,995         $  --      $ 9,897   $     --   $    9,897
Other rental
  revenue............      1,367       (1,367)            --            --           --         --           --
Interest income......         55           --             --            --           55         --           55
                        --------      -------        -------         -----      -------   --------   ----------
      Total
        revenues.....      1,422        6,535          1,995            --        9,952         --        9,952
                        --------      -------        -------         -----      -------   --------   ----------
Loss on sale of real
  estate.............         36          (36)            --            --           --         --           --
Interest expense on
  mortgage and other
  notes payable......        118        1,550          1,390            32        3,090     (2,136)         954
Advisory fee to
  related party
  advisor............         --          576            242          (818)          --         --           --
Operating expense of
  real estate held
  for sale...........      1,379       (1,379)            --            --           --         --           --
Depreciation and
  amortization.......         21        1,679            738            --        2,438         --        2,438
General and
  administrative.....        441          137            230           160          968         --          968
Real estate and
  personal property
  taxes, casualty
  insurance and
  ground rent........         --          820            329            --        1,149         --        1,149
                        --------      -------        -------         -----      -------   --------   ----------
      Total
        expenses.....      1,995        3,347          2,929          (626)       7,645     (2,136)       5,509
                        --------      -------        -------         -----      -------   --------   ----------
    Income (loss)
      before minority
      interest.......       (573)       3,188           (934)          626        2,307      2,136        4,443
    Minority
      interest.......         --       (2,320)           828          (555)      (2,047)      (219)      (2,266)
                        --------      -------        -------         -----      -------   --------   ----------
    Net income
      (loss).........   $   (573)     $   868        $  (106)        $  71      $   260   $  1,917   $    2,177
                        ========      =======        =======         =====      =======   ========   ==========
Earnings per share:
    Basic............   $  (1.68)                                               $   .47              $      .85
    Diluted..........      (1.68)                                                   .47                     .85
Weighted average
  number of shares
  outstanding........    340,786                                                555,939               2,555,939

                          INNSUITES HOSPITALITY TRUST

                    PRO FORMA CONSOLIDATED INCOME STATEMENT
                    FOR THE NINE MONTH PERIOD ENDED 10/31/98
         UNAUDITED (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                             HISTORICAL
                                NINE
                               MONTHS
                               ENDED                        MARA         PRO                  ADJUSTED
                              10/31/98    ACQUISITIONS   ACQUISITION    FORMA     OFFERING    PRO FORMA
                             ----------   ------------   -----------   --------   --------   -----------
                                (A)           (C)            (D)                    (E)
Percentage lease revenue...   $  7,668       $ 307          $  --      $  7,975   $    --    $     7,975
Interest income............         20          --             --            20        --             20
                              --------       -----          -----      --------   -------    -----------
      Total revenues.......      7,688         307             --         7,995        --          7,995
                              --------       -----          -----      --------   -------    -----------
Interest expense on
  mortgage and other notes
  payable..................      1,944         379             24         2,347    (1,428)           919
Advisory fee to related
  party advisor............        488          68           (556)           --        --             --
Depreciation and
  amortization.............      1,854         117             --         1,971        --          1,971
General and
  administrative...........      1,024          76            120         1,220        --          1,220
Real estate and personal
  property taxes, casualty
  insurance and ground
  rent.....................        834          50             --           884        --            884
                              --------       -----          -----      --------   -------    -----------
      Total expenses.......      6,144         690           (412)        6,422    (1,428)         4,994
                              --------       -----          -----      --------   -------    -----------
    Income before minority
      interest.............      1,544        (383)           412         1,573     1,428          3,001
    Minority interest......     (1,423)        334           (360)       (1,449)      (70)        (1,519)
                              --------       -----          -----      --------   -------    -----------
    Net income.............   $    121       $ (49)         $  52      $    124   $ 1,358    $     1,482
                              ========       =====          =====      ========   =======    ===========
Earnings per share:
    Basic..................   $    .20                                 $    .21              $       .57
    Diluted................        .20                                      .21                      .57
Weighted average number of
  shares...................    604,521                                  604,521                2,604,521

                          INNSUITES HOSPITALITY TRUST

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                              STATEMENTS OF INCOME
                    FOR THE YEAR ENDED JANUARY 31, 1998 AND
                     THE NINE MONTHS ENDED OCTOBER 31, 1998
                         (DOLLAR AMOUNTS IN THOUSANDS)

(A) Derived from the historical statement of operations for the Trust for the applicable period. All historical and pro forma share and per share data reflect the effects of the 1:3 reverse stock split.

(B) Reflects the assumption that the Formation Transactions occurred on February 1, 1997. The pro forma adjustments include the following:

     1. Pro forma Percentage Lease revenue based upon the historical revenues of the Hotels and the terms of the Percentage Leases.

     2. Assumes the sale of the Carbon & Carbide Building as of February 1, 1997, thereby eliminating historical rental revenue and operating expenses of the real estate held for sale. The building was sold on September 4, 1997 for $6,000.

     3. Elimination of interest expense on a $2,300 related party loan retired with the proceeds from the sale of the Carbon & Carbide building.

     4. Interest expense on (i) existing mortgage indebtedness of the Hotels assumed by the Operating Partnership, and (ii) pro forma borrowings against the Credit Facility. The interest rates on the mortgage debt ranged from 8.5% to 9.75%.

     5. Increase in the advisory fee to MARA (equal to 1% of invested assets) related to the increase in assets under management.

     6. The elimination of historical amortization of the Trust related to real estate held for sale.

     7. Pro forma depreciation of the investment in hotel properties, computed using the straight-line method and useful lives of 40 years for buildings and improvements and 7 years for furniture and equipment. These estimated lives are based upon management's knowledge of the properties and the hotel industry in general. The Trust's pro forma investment in hotel properties acquired in the Formation Transactions, at cost, consisted of the following:

Land...........................................  $ 3,440
Buildings and improvements.....................   31,395
Furniture and equipment........................    6,406
                                                 -------
                                                 $41,241
                                                 =======

     8. Increase in general and administrative expenses comprised of the following

                                           FULL          NINE
                                           YEAR         MONTHS
                                         ---------    -----------
Salaries and wages.....................    $ 94          $ --
Professional fees......................      17            --
Other operating expenses...............      26            --
                                           ----          ----
                                           $137          $ --
                                           ====          ====

     9. Represents real estate and personal property taxes, property and casualty insurance and ground rent expense which became the responsibility of the Trust upon completion of the Formation Transactions. Such amounts were derived from the historical amounts paid by the Hotels.

    10. Represents the amortization of $175 of deferred loan fees and costs over the initial 3-year term of the Credit Facility.

    11. Represents 88.7% of net income of the Operating Partnership attributable to minority interest holders. For the year ended January 31, 1998, the historical operating results of the Trust are assumed to have been conducted within the Operating Partnership as such is the case after consummation of the Formation Transactions, the acquisitions and the offering.

(C) Represents pro forma revenues and expenses associated with the San Diego, Buena Park and Tucson (St. Mary's) hotel properties acquired by the Operating Partnership in the months indicated below, assuming all such acquisitions had been consummated on February 1, 1997. Following is the composition of the pro forma adjustment by property.

                                                         FOR THE YEAR ENDED JANUARY 31, 1998
                           -----------------------------------------------------------------------------------------------
                             1998                               TAXES,        GENERAL
                            MONTH      LEASE                   INSURANCE        AND         ADVISORY   INTEREST   MINORITY
                           ACQUIRED   REVENUE   DEPRECIATION   AND RENT    ADMINISTRATIVE     FEE      EXPENSE    INTEREST
                           --------   -------   ------------   ---------   --------------   --------   --------   --------
San Diego................  April      $  500        $164         $ 49           $ 90          $ 59      $  413      $244
Buena Park...............  June          500         227           50             70            71         347       235
Tucson (St. Mary's)......  February      995         347          230             70           112         630       349
                                      ------        ----         ----           ----          ----      ------      ----
                                      $1,995        $738         $329           $230          $242      $1,390      $828
                                      ======        ====         ====           ====          ====      ======      ====

                                                  FOR THE NINE MONTHS ENDED OCTOBER 31, 1998
                             ------------------------------------------------------------------------------------
                                                       TAXES,        GENERAL
                              LEASE                   INSURANCE        AND         ADVISORY   INTEREST   MINORITY
                             REVENUE   DEPRECIATION   AND RENT    ADMINISTRATIVE     FEE      EXPENSE    INTEREST
                             -------   ------------   ---------   --------------   --------   --------   --------
San Diego..................  $  115        $ 41         $ 12           $ 23          $ 15      $   95      $ 62
Buena Park.................     192          76           38             53            53         284       272
                             ------        ----         ----           ----          ----      ------      ----
                             $  307        $117         $ 50           $ 76          $ 68      $  379      $334
                             ======        ====         ====           ====          ====      ======      ====

The pro forma adjustments reflected above represent the following:

    1. Pro forma lease payments to the Operating Partnership calculated on a pro forma basis by applying the rent provisions of the Percentage Lease agreements to the historical revenues of the acquired hotels for the applicable period.

    2. Pro forma depreciation of buildings, improvements, furniture and equipment computed on the straight-line method and based upon estimated useful lives of 40 years for buildings and improvements and 7 years for furniture and equipment. The purchase price allocations related to the acquired properties, including related transaction costs, were as follows:

                                               BUILDINGS        FURNITURE
                                                  AND              AND
                                    LAND     IMPROVEMENTS       EQUIPMENT      TOTALS
                                   ------    -------------    -------------    -------
San Diego........................  $  700       $ 3,973          $  468        $ 5,141
Buena Park.......................     646         4,336             833          5,815
Tucson (St. Mary's)..............     900         3,615           1,800          6,315
                                   ------       -------          ------        -------
                                   $2,246       $11,924          $3,101        $17,271
                                   ======       =======          ======        =======

    3. Historical amounts of real estate and personal property taxes, property and casualty insurance related to the acquired properties which become the responsibility of the Operating Partnership.

    4. Incremental general and administrative expenses of the Operating Partnership associated with the acquired properties.

                                           FULL          NINE
                                           YEAR         MONTHS
                                         ---------    -----------
Salaries and wages.....................    $155           $51
Professional fees......................      31            10
Other operating expenses...............      44            15
                                           ----           ---
                                           $230           $76
                                           ====           ===

    5. Increase in advisory fee due to MARA attributable to each acquisition as a result of the increase in assets under management.

    6. Pro forma interest expense associated with debt assumed or incurred in connection with each acquisition.

    7. Minority interest related to the pro forma adjustments, calculated at approximately 88.7% and 87.3% for the year ended January 31, 1998 and for the nine months ended October 31, 1998, respectively.

(D) Reflects the elimination of the historical and pro forma advisory fees payable to MARA by the Operating Partnership, general and administrative expenses of MARA to be incurred by the Operating Partnership after the termination of the advisory agreement with MARA and interest expense at 7% on $450 of MARA debt to be assumed by the Operating Partnership.

 (E) Reflects (i) the consummation of the offering and the use of the net proceeds therefrom to retire debt, thereby reducing interest expense, and
     (ii) the contribution by the Trust of the Scottsdale hotel property to the Operating Partnership in exchange for 215,744 general partnership units. As a result of these transactions, the minority interest percentage in the Operating Partnership decreases to 51.0% and 50.6% for the year ended January 31, 1998 and for the nine months ended October 31, 1998, respectively.

                             INNSUITES HOTELS, INC.

                           PRO FORMA INCOME STATEMENT
                   FOR THE TWELVE MONTH PERIOD ENDED 12/31/97
                    UNAUDITED (DOLLAR AMOUNTS IN THOUSANDS)

                                  HISTORICAL
                                   YEAR END                                      PRO
                                   12/31/97     ACQUISITIONS    ADJUSTMENTS     FORMA
                                  ----------    ------------    -----------    -------
                                     (A)            (B)
REVENUES:
Room revenue....................    $18,801       $ 5,100         $    --      $23,901
Food and beverage revenue.......        519           944              --        1,463
Other revenue...................        591           307              --          898
                                    -------       -------         -------      -------
          Total revenue.........     19,911         6,351              --       26,262
                                    -------       -------         -------      -------
EXPENSES:
Departmental expenses of hotels:
     Rooms......................      4,915         2,433              --        7,348
     Food and beverage..........        921           693              --        1,614
General and administrative......      3,056           479             180(C)     3,715
Advertising and promotion.......        871           294              --        1,165
Utilities.......................        934           555              --        1,489
Management fees.................        833           125            (302)(D)      656
Franchisor royalties and other
  charges.......................        582           254             265(E)     1,101
Repairs and maintenance.........      2,473         1,056              --        3,529
Real estate and personal
  property taxes, insurance, and
  ground rent...................        912           364          (1,149)(F)      127
Interest expense................      1,854         1,114          (2,968)(G)       --
Depreciation and amortization...      1,226           617          (1,843)(H)       --
Percentage rent expense.........         --            --           9,897(I)     9,897
                                    -------       -------         -------      -------
          Total expenses........     18,577         7,984           4,080       30,641
                                    -------       -------         -------      -------
     Net Income (Loss)..........    $ 1,334       $(1,633)        $(4,080)     $(4,379)
                                    =======       =======         =======      =======

                             INNSUITES HOTELS, INC.

                           PRO FORMA INCOME STATEMENT
                    FOR THE NINE MONTH PERIOD ENDING 9/30/98
                    UNAUDITED (DOLLAR AMOUNTS IN THOUSANDS)

                        HISTORICAL   HISTORICAL
                         8 MONTHS     1 MONTH
                         9/30/98      1/31/98     ACQUISITIONS   ADJUSTMENTS    PRO FORMA
                        ----------   ----------   ------------   -----------    ---------
                           (A)          (A)           (B)            (C)
REVENUES:
Room revenue..........   $16,113       $1,833        $1,144        $    --       $19,090
Food and beverage
  revenue.............       823           62           100             --           985
Other revenue.........     1,098           61            66             --         1,225
                         -------       ------        ------        -------       -------
          Total
            revenue...    18,034        1,956         1,310             --        21,300
                         -------       ------        ------        -------       -------
EXPENSES:
Departmental expenses
  of hotels:
     Rooms............     5,555          668           663             --         6,886
     Food and
       beverage.......       670           85            79             --           834
General and
  administrative......     1,800        1,250           137             30(C)      3,217
Advertising and
  promotion...........     1,408           77            89             --         1,574
Utilities.............       984           90            99             --         1,173
Management fees.......       307           90            46             90(D)        533
Franchisor royalties
  and other charges...       490           53            38             23(E)        604
Repairs and
  maintenance.........     1,018          234           302             --         1,554
Real estate and
  personal property
  taxes, insurance,
  and ground rent.....        --           94            56           (150)(F)        --
Interest expense......        --          138           254           (392)(G)        --
Depreciation and
  amortization........        --          110           161           (271)(H)        --
Percentage rent
  expense.............     6,808           --            --          1,167(I)      7,975
                         -------       ------        ------        -------       -------
          Total
            expense...    19,040        2,889         1,924            497        24,350
                         -------       ------        ------        -------       -------
     Net Income
       (Loss).........   $(1,006)      $ (933)       $ (614)       $  (497)      $(3,050)
                         =======       ======        ======        =======       =======

                             INNSUITES HOTELS, INC.

             NOTES TO PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1997 AND
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                         (DOLLAR AMOUNTS IN THOUSANDS)

(A) Derived from the historical financial statements of the Hotels for the applicable period, including for the nine month period ended September 30, 1998, and the operating results of the San Diego, Buena Park and Tucson (St. Mary's) Hotels since their respective dates of acquisition by the Operating Partnership.

(B) Represents the pro forma revenues and expenses associated with hotel properties acquired by the Operating Partnership in 1998 and leased to the Initial Lessee, assuming that the Initial Lessee leased and operated such properties commencing January 1, 1997. Following is the composition of the pro forma adjustments by hotel property.

                                       YEAR ENDED DECEMBER 31, 1997             NINE MONTHS ENDED SEPTEMBER 30, 1998
                                ------------------------------------------   ------------------------------------------
                                            BUENA       TUCSON                           BUENA       TUCSON
                                SAN DIEGO    PARK    (ST. MARY'S)   TOTAL    SAN DIEGO    PARK    (ST. MARY'S)   TOTAL
                                ---------   ------   ------------   ------   ---------   ------   ------------   ------
Room revenue..................   $1,398     $1,140      $2,562      $5,100     $327      $  556       $261       $1,144
Food and beverage revenue.....      130         --         814         944       31          --         69          100
Other revenue.................       80         61         166         307       25          29         12           66
                                 ------     ------      ------      ------     ----      ------       ----       ------
        Total revenue.........   $1,608     $1,201      $3,542      $6,351     $383      $  585       $342       $1,310
                                 ======     ======      ======      ======     ====      ======       ====       ======
Departmental expenses:
    Rooms.....................   $  716     $  598      $1,119       2,433     $143      $  367       $153       $  663
    Food and beverage.........       82         --         611         693       18          --         61           79
General and Administrative....       91        220         168         479       19         106         12          137
Advertising and promotion.....       93         81         120         294       16          55         18           89
Utilities.....................      119         86         350         555       26          40         33           99
Management fees...............       48         18          59         125       14          15         17           46
Franchise royalties and other
  charges.....................       93         60         101         254       23          15         --           38
Repairs and maintenance.......       82        517         457       1,056       32         228         42          302
Real estate and personal
  property taxes, insurance
  and ground rent.............       49        111         204         364       15          25         16           56
Interest expense..............      229        329         556       1,114       57         122         75          254
Depreciation and
  amortization................      165        204         248         617       41          85         35          161
                                 ------     ------      ------      ------     ----      ------       ----       ------
        Total expenses........   $1,767     $2,224      $3,993      $7,984     $404      $1,058       $462       $1,924
                                 ======     ======      ======      ======     ====      ======       ====       ======

(C) Increase reflects the estimated incremental expenses expected to be incurred by the Initial Lessee in connection with administrative salaries and occupancy expenses.

(D) Reflects the adjustment of management fees paid by the Hotels to a standard 2.5% of revenues per year pursuant to the management agreements.

 (E) Reflects the adjustment of franchise fees paid to InnSuites Licensing Corp. to a standard 2.5% of revenues per year (1.25% at the four properties having dual franchises).

 (F) Reflects the elimination of real estate and personal property taxes, property and casualty insurance and ground rent expense to be paid by the Operating Partnership.

(G) Reflects the elimination of interest expense related to debt assumed by the Operating Partnership.

(H) Reflects the elimination of depreciation expense related to the investments in hotel properties which were acquired by the Operating Partnership.

 (I) Represents lease payments calculated on a pro forma basis by applying the rent provisions of the Percentage Leases to the pro forma room and other revenues of the Hotels.

                              SELECTED FINANCIAL DATA

The following selected financial data of the Trust for the five fiscal years ended January 31, 1998 have been derived from the audited financial statements of the Trust, which have been audited by Arthur Andersen LLP, independent public accountants. The following selected financial data of the Trust for the nine months ended October 31, 1997 and 1998 have been derived from the unaudited financial statements of the Trust. All of the data should be read in conjunction with the respective financial statements and related notes included therein.

                      NINE MONTHS   NINE MONTHS
                         ENDED         ENDED
                      OCTOBER 31,   OCTOBER 31,
                         1998          1997          1998          1997         1996          1995          1994
                      -----------   -----------   -----------   ----------   -----------   -----------   -----------
Total revenues....... $ 7,687,766   $1,367,366    $ 1,421,979   $3,915,506   $ 5,430,006   $ 6,592,051   $ 7,645,790
                      ===========   ==========    ===========   ==========   ===========   ===========   ===========
Net income (loss).... $   120,507   $ (386,062)   $  (573,509)  $ (888,365)  $(7,554,351)  $   670,945   $   955,121
                      ===========   ==========    ===========   ==========   ===========   ===========   ===========
Earnings (loss) per
  share  -- basic and
  diluted............ $       .07   $     (.38)   $      (.56)  $     (.87)  $     (7.40)  $       .66   $       .94
                      ===========   ==========    ===========   ==========   ===========   ===========   ===========
Cash dividends paid
  and declared per
  share.............. $       .10   $      .05    $       .15   $      .40   $       .50   $       .80   $       .86
                      ===========   ==========    ===========   ==========   ===========   ===========   ===========
Total assets......... $60,978,512   $2,279,881    $43,619,639   $6,416,123   $24,555,330   $45,165,356   $65,264,638
                      ===========   ==========    ===========   ==========   ===========   ===========   ===========
Bank and other
  borrowings......... $34,959,447   $        0    $22,428,880   $2,300,000   $10,795,000   $16,810,000   $24,575,000
                      ===========   ==========    ===========   ==========   ===========   ===========   ===========

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF FINANCIAL CONDITION AND RESULTS
                           OF OPERATIONS OF THE TRUST

OVERVIEW

On January 31, 1998, the Trust contributed $2,081,000 to the Operating Partnership in exchange for a 13.6% general partner interest therein. The Trust is the sole general partner of the Operating Partnership. The Operating Partnership issued limited partnership interests representing 86.4% of the Operating Partnership to acquire six hotel properties from various entities. In addition, through RRF Sub Corp., the Trust issued 647,231 Common Shares in exchange for all of the outstanding shares of a corporation which owned a hotel located in Scottsdale, Arizona. On February 1, 1998, the Operating Partnership acquired 100% of the ownership interests in the Tucson (St. Mary's) hotel for $10,820,000. The Operating Partnership assumed $7,803,000 in mortgage debt and other obligations and issued 669,933 limited partnership units to James and Gail Wirth (of which 28,800 units were subsequently paid to third parties as advisory fees), who each held a 50% equity ownership interest in the Tucson St. Mary's hotel. On April 29, 1998, the Operating Partnership acquired 100% of the ownership of the InnSuites Hotel San Diego for $5,148,000. The Operating Partnership invested $1,448,000 in cash (of which $1,348,000 was drawn under the Credit Facility) and became obligated for $3,700,000 in seller financing in the form of two promissory notes secured by mortgage trust deeds on the property. On June 1, 1998, the Operating Partnership acquired 100% of the ownership of the InnSuites Hotel Buena Park for $7,100,000. The Operating Partnership assumed $4,116,754 in mortgage debt and other obligations and issued 681,739 limited partnership units to James Wirth and Steven Robson (of which 13,034 units were subsequently paid to a third party as an advisory fee) who each held a 50% equity ownership interest in the Buena Park hotel. On August 11, 1998, the Company satisfied a $2.65 million participating mortgage obligation related to the Ontario hotel through the issuance of 423,687 Common Shares to former partners in Ontario Hospitality Properties Limited Partnership and 133,492 Class B Units in the Operating Partnership to James Wirth and his affiliates for their respective interests.

Having completed the acquisitions of the Hotels and having satisfied the Ontario participating mortgage, the Trust now owns a 16.61% interest in nine of the Hotels through its interest in the Operating Partnership and 100% of the Scottsdale hotel through RRF Sub Corp. In order for the Trust to qualify as a REIT, neither the Trust nor the Operating Partnership can operate the Hotels. Therefore, each of the Hotels are leased to the Initial Lessee pursuant to a Percentage Lease. The Trust and the Operating Partnership expect to lease all newly acquired hotels to the Management Company pursuant to the Intercompany Agreement described on page 122 of this prospectus. Each Percentage Lease obligates the Initial Lessee, and will obligate the Management Company, to pay rent equal to the greater of the minimum rent or a percentage rent based on the gross revenues of each Hotel. Following the completion of this offering, the Management Company will hold the franchise agreement for each Hotel. The Initial Lessee is owned 9.8% by the Management Company, an entity owned by Mr. Wirth and his wife. The Trust's principal source of revenue is lease payments pursuant to the Percentage Leases. Lease revenue is based upon the room and other revenues of the Hotels. The Initial Lessee's ability to make payments to the Operating Partnership pursuant to the Percentage Leases is dependent primarily upon the operations of the Hotels. Therefore, management believes that a discussion of the pro forma operating results of the Initial Lessee and the historical operating results of the Hotels are important to an understanding of the business of the Trust. The following discusses (i) the Trust's pro forma results of operations for the years ended January 31, 1997 and January 31, 1998 and the nine-month periods ended October 31, 1997 and October 31, 1998; (ii) the Initial Lessee's pro forma results of operations for the year ended December 31, 1997 and the nine-month periods ended September 30, 1997 and September 30, 1998; and (iii) the historical results of the Hotels for the years ended December 31, 1997, 1996 and 1995 and the nine-month period ended September 30, 1998.

GENERAL

Results of operations are best explained by three key performance indicators: occupancy, ADR and REVPAR. Increases in REVPAR attributable to increases in occupancy are accompanied by increases in most categories of variable operating costs. Increases in REVPAR attributable to increases in ADR are accompanied by increases in limited categories of operating costs, such as management fees and franchise and licenses fees.

PRO FORMA RESULTS OF OPERATIONS FOR THE TRUST

The following tables set forth key indicators for (i) all of the Hotels combined, and (ii) all fully operational Hotels (which excludes the Flagstaff, Tucson (St. Mary's), Buena Park and San Diego hotels, which were under renovation), and are useful in understanding the underlying changes in the percentage rent during the Trust's pro forma years ended January 31, 1997 and January 31, 1998.

                               ALL FULLY-OPERATIONAL HOTELS           ALL HOTELS
                                     (EXCLUDES HOTELS              (INCLUDES HOTELS
                                    UNDER RENOVATION)             UNDER RENOVATION)
                                 YEAR ENDED DECEMBER 31,       YEAR ENDED DECEMBER 31,
                              ------------------------------   ------------------------
        KEY FACTORS             1997       1996       1995      1997     1996     1995
        -----------           --------   --------   --------   ------   ------   ------
Occupancy...................     73.1%      70.5%      70.3%     59.0%    57.0%    55.9%
ADR.........................   $72.25     $70.60     $65.39    $64.87   $63.13   $59.39
REVPAR......................   $52.84     $49.76     $45.98    $38.24   $35.96   $33.22

The following tables set forth key indicators for (i) all of the Hotels combined, and (ii) all fully-operational Hotels (which excludes the Flagstaff, Tucson (St. Mary's), Buena Park and San Diego hotels, which were under renovation), and are useful in understanding the underlying changes in the percentage rent during the Trust's pro forma nine-month periods ended October 31, 1997 and October 31, 1998.

                                                ALL FULLY-
                                            OPERATIONAL HOTELS        ALL HOTELS
                                             (EXCLUDES HOTELS      (INCLUDES HOTELS
                                            UNDER RENOVATION)     UNDER RENOVATION)
                                            NINE-MONTHS ENDED     NINE-MONTHS ENDED
                                              SEPTEMBER 30,         SEPTEMBER 30,
                                            ------------------    ------------------
               KEY FACTORS                   1998       1997       1998       1997
               -----------                  -------    -------    -------    -------
Occupancy.................................   75.21%     72.69%     63.17%     60.18%
ADR.......................................  $72.08     $73.55     $65.18     $62.54
REVPAR....................................  $54.38     $53.51     $42.15     $39.23

The pro forma financial information set forth below is presented as if the acquisitions of the Hotels had been consummated as of February 1, 1997. The pro forma financial information is not necessarily indicative of what actual results of operations of the Trust would have been assuming the acquisitions of the Hotels had been consummated as of February 1, 1997, nor does it purport to represent the results of operations for future periods.

                                                YEAR ENDED        NINE MONTHS ENDED
                                               JANUARY 31,           OCTOBER 31,
                                            ------------------    ------------------
                                             1998       1997       1998       1997
                                            ------    --------    ------    --------
                                              (UNAUDITED, IN        (UNAUDITED, IN
                                                THOUSANDS)            THOUSANDS)
Percentage Lease Revenue..................  $9,897    $  9,371    $7,975    $  7,519
Interest Income...........................      55       1,638        20          --
                                            ------    --------    ------    --------
          Total Revenues..................  $9,952    $ 11,009    $7,995    $  7,519
Provision for Writedown of Loan
  Receivables.............................      --         111        --         111
Interest Expense on Mortgage and Other
  Notes Payable...........................     954       1,454       919       1,118
Depreciation and Amortization.............   2,438       2,115     1,971       1,772
General and Administrative................     968         968     1,220         593
Operating Expenses of Real Estate Held For
  Sale....................................      --                    --          --
Real Estate and Personal Property Taxes
  and Casualty Insurance and Ground
  Rent....................................   1,149       1,271       884         941
                                            ------    --------    ------    --------
          Total Expenses..................  $5,509    $  5,919    $4,994       4,535
Minority Interest.........................   2,266       2,704     1,519       1,492
                                            ------    --------    ------    --------
          Total Expenses and Minority
            Interest......................  $7,775    $  8,623    $6,513    $  6,027
Net Income Attributable to Shares of
  Beneficial Interest.....................  $2,177    $  2,386    $1,482    $  1,492
                                            ======    ========    ======    ========
Net Income Per Share -- basic and
  diluted.................................  $  .85    $    .93    $  .57    $    .58
                                            ======    ========    ======    ========

For the year ended January 31, 1998, the Trust had pro forma revenues of $9.9 million from the Percentage Leases that would have been in place at the Hotels. The Trust had only $.06 million in interest income compared to $1.6 million in interest income from mortgage investments in 1997 due to loan repayments during fiscal 1997. Other rental revenue of $1.4 million and operating expenses of $1.4 million and amortization of $.02 million related to the Carbon & Carbide Building (the sale of which closed on September 4, 1997) have been eliminated. Net income to shareholders (after minority interest) declined to $2.2 million from $2.4 million due to the elimination of the positive spread on the mortgage investments and presentation of $3.3 million in cash realized from the sale of the Carbon & Carbide Building without reflecting any pro forma income or return from investment of that cash.

For the year ended January 31, 1997, the Trust had pro forma revenues of $9.4 million from the Percentage Leases that would have been in place at the Hotels. The Trust also had $1.6 million in interest income from mortgage investments which were repaid during fiscal 1997. Expenses included interest expense related to the mortgage investments and a note payable to an affiliated party. Other rental revenue of $2.3 million and operating expenses of $2.1 million and amortization of $.04 million related to the Carbon & Carbide Building (the sale of which closed on September 4, 1997) have been eliminated.

For the nine months ended October 31, 1998, the Trust had pro forma revenues of $8.0 million from the Percentage Leases that would have been in place at the Hotels. The Trust had $.02 million in interest income compared to no interest income from mortgage investments in 1997. There was no other rental revenue or operating expenses related to the Carbon & Carbide Building (the sale of which closed on September 4, 1997). Net income to shareholders (after minority interest) is comparable at $1.5 million.

For the nine months ended October 31, 1997, the Trust had pro forma revenues of $7.5 million from the Percentage Leases that would have been in place at the Hotels. The Trust had no interest income from mortgage investments which were repaid during fiscal 1997. Expenses included interest expense investments and a note payable to an affiliated party. Other rental revenue of $1.4 million and operating expenses of $1.4 million and amortization of $.02 million related to the Carbon & Carbide Building (the sale of which closed on September 4, 1997) have been eliminated.

PRO FORMA RESULTS OF OPERATIONS OF THE INITIAL LESSEE

For the year ended December 31, 1997, the Initial Lessee had pro forma revenues of $26.2 million compared to $18.3 million for the year ended December 31, 1996, an increase of $7.9 million (43.1%). This was due to the inclusion of Tucson (St. Mary's), San Diego's and Buena Park's revenue in 1997 and increases in occupancy at all fully-operational hotels from 70.5% in 1996 to 73.1% in 1997 and ADR at the same hotels from $70.60 in 1996 to $72.25 in 1997. Total expenses increased $10.4 million from $20.2 million in the year ended December 31, 1996 to $30.6 million in the year ended December 31, 1997 primarily due to the inclusion of expenses of Tucson (St. Mary's), San Diego and Buena Park in 1997 and increased general and administrative expenses related to the formation of the Operating Partnership. Increases of $1.5 million in general and administrative expenses, and $2.5 million in Percentage Lease payments were also consistent with increased occupancy and revenues and, in the case of general and administrative expenses, due to increased legal and accounting and advisory expenses. Repairs and maintenance of $3.5 million in 1997 remained high due to costs of the ongoing refurbishment program which was substantially completed by December 31, 1997 and the inclusion of expenses from Tucson (St. Mary's), San Diego and Buena Park. The larger increase in expenses ($10.4 million) as compared to the $7.9 million increase in revenues resulted in a $2.6 million increased loss to $4.38 million in the year ended December 31, 1997 as compared to the $1.84 million loss for the year ended December 31, 1996.

The pro forma net loss of the Initial Lessee for 1997 was $4.38 million, primarily due to having incurred $3.53 million of maintenance expense as part of a multi-year refurbishment program. The refurbishment program was substantially completed as of December 31, 1997. Mr. and Mrs. Wirth's management and trademark corporations have agreed to subordinate their receipt of management fees and trademark fees from the Initial Lessee, to the extent that the Flagstaff hotel has not generated sufficient operating cash flow to meet its $250,000 minimum annual rent payment, until the Flagstaff hotel has generated sufficient operating cash flow to meet its $250,000 minimum annual rent payment in two consecutive years. The elimination of the maintenance expense associated with refurbishment and Mr. Wirth's subsidy of the Flagstaff hotel should enable the Initial Lessee to generate a positive cash flow.

For the nine months ended September 30, 1998, the Initial Lessee had a pro forma net loss of $3.05 million, an increase of $.55 million as compared to the $2.5 million net loss for the nine months ended September 30, 1997. Total pro forma revenues of $21.3 million represented an increase of $1.5 million (7.6%) as compared to total revenues of $19.8 for the same period in 1997. This was due primarily to an increase of $1.1 million (6%) in pro forma room revenues from $18.0 million in 1997 to $19.1 million in 1998. Food and beverage revenues remained constant between the periods. Total pro forma expenses of $24.4 million for the nine months ended September 30, 1998 represented a $2.1 million (9%) increase as compared to total expenses of $22.3 million for the nine months ended September 30, 1997. Pro forma room departmental expenses increased $1.4 million (25%) from $5.5 million in 1997 to $6.9 million in 1998 due to increased wages and costs of supplies. General and administrative expenses increased to $3.2 million in 1998 compared to $2.8 million in 1997, a $.4 million (14%) increase due to increased legal and accounting costs relating to the Formation Transactions and increased costs of administrative salaries and benefits. Advertising and promotion expenses for the nine months ended September 30, 1998 increased $.7 million (78%) to $1.6 million as compared to $.9 million for the same period in 1997 due to increased promotions for acquisitions in new markets. Pro forma repairs and maintenance expenses declined $.3 million (16%) to $1.6 million in 1998 due to the substantial completion of improvement programs at several hotels during 1998. Percentage rent expenses for the nine months ended September 30, 1998 increased to $8.0 million as compared to $7.5 million for the nine months ended September 30, 1997, a $.5 million (6.6%) increase due to increased occupancy and average daily rates.

RESULTS OF OPERATIONS OF THE HOTELS

The following table sets forth certain combined historical financial information for the Hotels, as a percentage of revenues, for the periods indicated.

                                                                    NINE-MONTHS     NINE-MONTHS
                                       YEAR ENDED DECEMBER 31,         ENDED           ENDED
                                     ---------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                      1997      1996      1995         1998            1997
                                     -------   -------   -------   -------------   -------------
FINANCIAL DATA
Room revenue.......................     94.4%     96.1%     96.4%        89.6%             90%
Food and beverage revenue..........      2.6       1.1       0.8          8.2             6.0
Other revenue......................      3.0       2.8       2.8          2.2             3.0
                                     -------   -------   -------      -------         -------
          Total revenue............    100.0     100.0    100.00       100.00          100.00
                                     -------   -------   -------      -------         -------
Departmental and other expenses....     73.2      70.1      69.6         68.8            68.8
Real estate and personal property
  taxes, insurance and rent........      4.6       4.8       4.1           --              --
Depreciation and amortization......      6.2       6.3       6.6           --              --
Interest expense...................      9.3       8.6      12.5           --              --
                                     -------   -------   -------      -------         -------
Income before extraordinary
  items............................      6.7      10.2       7.2         31.2            31.2
Extraordinary item -- gain on early
  extinguishment of debt...........       --       1.7      40.6           --              --
                                     -------   -------   -------      -------         -------
Net income.........................      6.7%     11.9%     47.8%        31.2%           31.2%
                                     =======   =======   =======      =======         =======
OTHER DATA
EBITDA(1), as a % of revenue.......     22.2%     25.0%     26.3%        31.2%           31.2%
Cash Flow from Operating
  Activities.......................  $ 3,915   $ 2,642   $ 2,108      $(1,521)        $ 2,744
Cash Flow from Investing
  Activities.......................  $(1,670)  $(2,004)  $  (406)     $   712         $  (205)
Cash Flow from Financing
  Activities.......................  $(2,744)  $(1,175)  $(1,891)     $   984         $(2,341)
KEY FACTORS(2)
Occupancy..........................     70.6%     68.4%     67.6%        63.2%           60.2%
ADR................................  $ 68.73   $ 65.71   $ 62.80      $ 66.74         $ 65.19
REVPAR.............................  $ 48.62   $ 45.79   $ 42.45      $ 42.16         $ 39.23

---------------

(1) Represents income (loss) before extraordinary items, excluding interest expense, depreciation and amortization. The Trust believes that EBITDA, defined as net income before interest, depreciation, amortization, taxes and extraordinary items, provides a good indicator of the financial performance of the Hotels and will be a significant factor in determining the Initial Lessee's ability to make lease payments to the Operating Partnership. This indicator should not, however, be considered as an alternative to net income as an indication of the Initial Lessee's performance or to cash flow as a measure of liquidity.

(2) No assurance can be given that the trends reflected in this data will continue or that occupancy, ADR and REVPAR will not decrease as a result of changes in national or local economic or hospitality industry conditions. These figures include the Flagstaff hotel, acquired in June 1996 and under renovation during the remainder of 1996 and the first half of 1997. The renovation was substantially completed as of October 15, 1997.

Comparison of the year ended December 31, 1997 with 1996 for the Hotels

Room revenues increased $1.19 million, or 6.7%, from 1996 to 1997. This was driven by increases in ADR at almost all of the Hotels, along with an increase in occupancy of 3.0%. These were attributable to the general improvement in the business travel and tourism industries, lack of any new competition in the markets where the Hotels operate and the InnSuites' refurbishment program. Food and beverage revenue grew $.32 million or 163.5% from 1996 to 1997, relating to the increase in occupancy and expansion of food service, including room service at two of the Hotels. The composition of revenue remained consistent between the periods, with only a slight increase in food and beverage revenues, from 1.1% of the total to 2.6%, which reflects that most of the gains in revenue occurred in occupancy and room rates during this period.

Departmental and other expenses grew by $1.73 million, or 13.4%, between the years because of expansion of food service, increased payroll costs, general inflationary pressures and increased occupancy. These costs increased as a percentage of revenues from 70.1% in 1996 to 73.2% in 1997, as expenses grew faster than revenues, primarily through increased payroll. Depreciation and amortization increased slightly between 1996 and 1997.

Interest expense increased by $.28 million in 1997 compared to 1996 due to refinancing costs of capital improvements.

Income before extraordinary items decreased $.54 million primarily due to increased expenses discussed above.

A gain on early extinguishment of debt of $.3 million recorded in May 1996 related to the extinguishment of debt at the Flagstaff property. No gains or losses related to the extinguishment of debt were realized in 1997.

Net income declined $.85 million due to the extinguishment of debt income realized in 1996 and increased expenses in 1997.

EBITDA declined $.17 million, or 3.8%, from 1996 to 1997. This decline is attributable to the increase in expenses during the periods.

Comparison of the year ended December 31, 1996 with 1995 for the Hotels

Total revenues increased $2.38 million, or 14.9%, from 1995 to 1996. Room revenues increased $2.2 million, or 14.6%, from 1995 to 1996. As can be seen by the growth of REVPAR, revenues as reported were driven by increases in the ADR which occurred at five of the Hotels, while occupancy increased 1.4% overall. This was attributable in part to the general improvement in the business travel and tourism industries as well as to InnSuites' refurbishment program which was substantially completed at all the Hotels by the end of calendar 1997. The continuation of InnSuites' focus on maximizing REVPAR by focusing on increasing ADR while maintaining stable occupancy during this period had significant effects. Food and beverage revenue grew $.066 million, or 50.8%, from 1995 to 1996. The composition of revenue stayed consistent between the periods, with only a slight increase in food and beverage revenues, from .8% of the total to 1.1%.

Departmental and other expenses increased by $1.77 million, or 16.0%, between the years substantially because of a $.68 million increase in maintenance associated with the refurbishment program, the inclusion of the operating results of the Flagstaff hotel from January 1, 1996, increases in management and franchise fees due to increased revenues and general inflationary pressures. These costs increased slightly as a percentage of revenues from 69.6% in 1995 to 70.1% in 1996, due to the effect of expenses growing at a faster pace than revenues, in particular maintenance expenses, and the less-profitable operating results of the Flagstaff hotel acquired in 1996. In addition, management fees increased from 3.8% of revenues in 1995 to 4.6% of revenues in 1996 because of higher revenues and increases in the management fee rate implemented in the second quarter of 1996 at four of the Hotels. Real estate and personal property taxes, insurance and rent increased 33.6% from 1995 to 1996. This is primarily attributable to real estate taxes which increased 40.3% due to increased property valuations based on improved revenues.

Depreciation and amortization expense increased by $.088 million, or 8.3%, primarily due to the additional depreciation associated with the increased rate of refurbishment at the Hotels.

Interest expense decreased $0.42 million, or 21.1%, in 1996 due to (i) principal payments on mortgage notes payable of $2.2 million in 1995 and $.62 million in 1996, net of new mortgage debt of $.99 million in 1996.

Income before extraordinary items increased $.72 million primarily due to increases in ADR at the Hotels and decreased interest expense.

The gain on early extinguishment of debt of $.3 million recorded in May 1996 related to the extinguishment of debt in Hulsey Hotels (the Flagstaff property) in the form of forgiveness of advances from affiliates and was substantially less than the $6.5 million gain recorded in May 1995 related to the extinguishment of debt at the Ontario property in the form of forgiveness of mortgage debt.

Net income declined $5.44 million due to substantially larger forgiveness of debt income in 1995, which was offset partially by the improvement in ADR and reduced interest expense in 1996.

EDITDA grew $.39 million or 9.3% from 1995 to 1996. This improvement was attributable to the increase in revenues due to growth in ADR during the periods which was partially offset by increases in franchise and management fees.

LIQUIDITY AND CAPITAL RESOURCES

The Trust, through its ownership interest in the Operating Partnership, will have its proportionate share of the benefits and obligations of the Operating Partnership's ownership interests in the Hotels. The Trust's principal sources of cash to meet its cash requirements, including distributions to shareholders, will be its share of the Operating Partnership's cash flow. The Operating Partnership's principal source of revenue will be rent payments under the Percentage Leases. The Initial Lessee's obligations under the Percentage Leases are, and the Management Company's obligations will be, unsecured and their ability to make rent payments to the Operating Partnership under the Percentage Leases, and the Trust's liquidity, including its ability to make distributions to stockholders, will be dependent on their ability to generate sufficient cash flow from hotel operations.

For a discussion of the abatement of management and trademark fees at the Flagstaff property, see " -- PRO FORMA RESULTS OF OPERATIONS OF THE INITIAL LESSEE" above. Beyond the 4% reserve for refurbishment and replacements set aside annually, and $450,000 in anticipated refurbishing costs at the recently acquired InnSuites Hotel San Diego, the Trust has no present commitments for extraordinary capital expenditures.

Outstanding mortgage debt will be reduced from $23.4 million on a pro forma basis at January 31, 1998 to $10.1 million by application of the proceeds of this offering. Borrowings of $11 million under the line of credit will be fully repaid with the proceeds of this offering. The Trust intends to acquire and develop additional hotels and will incur indebtedness to fund those acquisitions and developments. The Trust may also incur indebtedness to meet distribution requirements imposed on a REIT under the Code to the extent that working capital and cash flow from the Trust's investments are insufficient to make the required distributions. The terms of the line of credit discussed below permit borrowings for that purpose, but impose certain limitations on the Trust's ability to engage in other borrowings.

On April 16, 1998, the Trust obtained the $12 million Credit Facility to assist it in its funding of acquisition and development of additional hotels and for certain other business purposes. Borrowings under the Credit Facility are secured by first mortgages on three of the Hotels. The Trust may seek to increase the amount of its Credit Facility, negotiate additional credit facilities, or issue debt instruments. Any debt incurred or issued by the Trust may be secured or unsecured, long-term, medium-term or short-term, bear interest at a fixed or variable rate, and be subject to such other terms as the Trust considers prudent.

The Trust will acquire or develop additional hotels only as suitable opportunities arise, and the Trust will not undertake acquisition or redevelopment of properties unless adequate sources of financing are available. Funds for future acquisitions or development of hotels are expected to be derived, in whole or in part, from borrowings under the Credit Facility or other borrowings or from the proceeds of additional issuances of Common Shares or other securities. There is no agreement or understanding to invest in any other properties, and there can be no assurance that the Trust will successfully acquire or develop additional hotels.

The Operating Partnership will contribute to a Capital Expenditures Fund on a continuing basis, from the rent paid under the Percentage Leases, an amount equal to 4% of the Initial Lessee's revenues from operation of the Hotels. The Capital Expenditures Fund is intended to be used for capital improvements to the Hotels and refurbishment and replacement of furniture, fixtures and equipment, in addition to other uses of amounts in the Fund considered appropriate from time to time. The Operating Partnership anticipates making similar arrangements with respect to future hotels that it may acquire or develop. During the period from January 1, 1995 through December 31, 1997, the Hotels spent approximately $2.0 million for capital expenditures, excluding hotel acquisitions. The Trust considers the majority of these improvements to be revenue producing and therefor these amounts have been capitalized and are being depreciated over their estimated useful lives. The Hotels also spent $7.0 million during the period from January 1, 1995 through December 31, 1997 on repairs and maintenance and these amounts have been charged to expense as incurred.

INFLATION

The Trust's revenues initially will be based on the Percentage Leases which will result in changes in the Trust's revenues based on changes in the underlying Hotel revenues. Therefore, the Trust initially will be relying entirely on the performance of the Hotels and the Initial Lessee's and the Management Company's abilities to increase revenues to keep pace with inflation. Operators of hotels in general, and the Initial Lessee in particular, can change room rates quickly, but competitive pressures may limit the Initial Lessee's ability to raise rates faster than inflation.

The Trust's largest fixed expense is the depreciation of the investment in Hotel properties. The Trust's variable expenses, which are subject to inflation, represented approximately 26.3% of pro forma revenues in fiscal 1998. These variable expenses (general and administrative costs, as well as real estate and personal property taxes, property and casualty insurance and ground rent) are expected to grow with the general rate of inflation.

SEASONALITY

The Hotels' operations historically have been seasonal. The six southern Arizona hotels experience their highest occupancy in the first fiscal quarter and, to a lesser extent, the fourth fiscal quarter. The second fiscal quarter tends to be the lowest occupancy period at those six southern Arizona hotels. This seasonality pattern can be expected to cause fluctuations in the Trust's quarterly lease revenue under the Percentage Leases. The Trust anticipates that its cash flow from the Initial Lessee's and the Management Company's hotel operations will be sufficient to enable the Trust to make quarterly distributions at the rate of $0.30 per Common Share for at least the next twelve months. To the extent that cash flow from operations is insufficient during any quarter, because of temporary or seasonal fluctuations in lease revenue, the Trust expects to utilize other cash on hand or borrowings to make those distributions. No assurance can be given that the Trust will make distributions in the future at the initially estimated rate, or at all.

YEAR 2000 COMPLIANCE

The Year 2000 problem is the result of computer programs having been written using two digits instead of four digits to define the applicable year. Any of the Trust's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could potentially result in a system failure or miscalculations, causing disruptions of operations and normal business activity.

The Trust is currently in the process of upgrading its computer accounting programs and has commenced installing a new property management system along with necessary hardware. These new systems have been warranted to be Year 2000 compliant. The Trust has estimated the total cost which will be incurred in connection with these installations to be approximately $400,000, which will be capitalized and amortized over seven years. The Trust believes that such costs will not result in a material adverse effect on its financial condition or results of operations.

These new systems represent virtually all of the Trust's computer systems, however, the Trust cannot predict the effect of the Year 2000 problem on vendors, customers and other entities with which the Trust transacts business, and there can be no assurance that the effect of the Year 2000 problem on such entities will not adversely affect the Trust's operations.

In the event of the failure of any of the Trust's computer systems, the Trust intends to perform necessary functions without the aid of the affected computer systems until any Year 2000 problems are resolved.

                      BUSINESS AND PROPERTIES OF THE TRUST

THE PROPERTIES.

The following table sets forth certain information in respect of each of the
Hotels:

                                NUMBER
                       NUMBER     OF                        YEAR OF         MOST       NUMBER OF
                         OF     PARKING     BUILDING     CONSTRUCTION/     RECENT     RESTAURANTS/    MEETING   FITNESS    POOL/
      PROPERTY         SUITES   SPACES      STRUCTURE      ADDITION      RENOVATION     LOUNGES        ROOMS    CENTER    JACUZZI
      --------         ------   -------   -------------  -------------   ----------   ------------   ---------  -------   -------
InnSuites                123      153     Metal stud            1980     1995/1996         0         2-total      Yes       Yes
Hotel Phoenix                             construction                                               of 1,000
Best Western.........                     with stucco                                                sq. ft.
                                          exterior
InnSuites Hotel          170      200     Metal stud       1982/1985     1995/1996         1         6-total      Yes       Yes
Tempe/Phoenix                             construction                                               of 4,065
Airport/South                             with stucco                                                sq. ft.
Mountain.............                     exterior
InnSuites Hotel          159      189     Metal stud       1981/1983     1995/1996         1         10-total     Yes       Yes
Tucson, Catalina                          construction                                               of 4,500
Foothills                                 with stucco                                                sq. ft.
Best Western.........                     exterior
InnSuites Hotel          166      196     Metal stud       1982/1984     1995/1996         1         11-total     Yes       Yes
Yuma Best Western....                     construction                                               of 8,900
                                          with stucco                                                sq. ft.
                                          exterior
Holiday Inn Airport      150      180     Wood                  1990     1995/1996         1         9-total      Yes       Yes
Hotel and                                 construction,                                              of 5,850
Suites/Ontario.......                     stucco                                                     sq. ft.
                                          exterior,
                                          concrete
                                          floors
InnSuites Hotel          134      158     Masonry        1966-67/ 1972   1996/1997         1         3-total      Yes       Yes
Flagstaff/                                construction                                               of 1,111
Grand Canyon.........                                                                                sq. ft.
InnSuites Hotel          134      163     Metal stud            1980     1995/1996         1         2-total      Yes       Yes
Scottsdale El                             construction                                               of 1,424
Dorado Park Resort...                     with stucco                                                sq. ft.
                                          exterior
InnSuites Hotel          297      352     Concrete         1960/1966          1997         2         10-total     Yes       Yes
Tucson                                    block                 1971                                 of 14,252
(St. Mary's).........                     construction                                               sq. ft.
                                          with stucco
                                          exterior
InnSuites Hotel          147      129     Wood             1946/1989          1996         1         7-total      Yes       Yes
San Diego............                     construction                                               of 12,000
                                          with stucco                                                sq. ft.
                                          exterior
InnSuites Hotel          185      214     Wood             1972/1980     1997/1998         1         3-total      Yes       Yes
Buena Park...........                     construction                                               Of 1,941
                                          with Stucco                                                Sq. Ft.
                                          exterior
                       -----
Total Suites.........  1,665
                       =====


      PROPERTY           OTHER
      --------         ----------
InnSuites
Hotel Phoenix
Best Western.........
InnSuites Hotel        2 tennis
Tempe/Phoenix          courts
Airport/South
Mountain.............
InnSuites Hotel        2 tennis
Tucson, Catalina       courts
Foothills
Best Western.........
InnSuites Hotel        2 tennis
Yuma Best Western....  courts
Holiday Inn Airport    basketball
Hotel and              court
Suites/Ontario.......
InnSuites Hotel
Flagstaff/
Grand Canyon.........
InnSuites Hotel
Scottsdale El
Dorado Park Resort...
InnSuites Hotel
Tucson
(St. Mary's).........
InnSuites Hotel
San Diego............
InnSuites Hotel
Buena Park...........
Total Suites.........

General. Each of the Hotels is under the direction of a general manager and an executive committee, who are accountable for, and compensated in part based on, the property's performance. This group oversees day-to-day operations and develops annual budgets and long-term capital and human resource development plans for the respective Hotel. Each Hotel is also responsible for developing its own comprehensive marketing plan, which analyzes local market conditions and the Hotel's competition, determines Hotel positioning, identifies consumer needs, and outlines marketing objectives and strategies. Each plan will continue to be evaluated quarterly by the Initial Lessee to maintain effectiveness under changing market conditions.

The Initial Lessee and the Management Company stress comprehensive financial management and revenue reporting and believe their management teams are skilled at anticipating business needs and changes. All Hotel departments, including rooms, food and beverage, accounting, sales and marketing, and maintenance, will continue to receive regular on-site performance reviews and benefit from open lines of communication directly to the Initial Lessee's and the Management Company's management. These performance reviews will enable the Initial Lessee and the Management Company to maintain an in-depth understanding of each Hotel's marketing opportunities and to insure that the Trust's properties receive the direction necessary to enable on-site management to maximize profits. The Management Company will continue to utilize similar management techniques in connection with the management of newly acquired hotels.

The following table sets forth the occupancy, average daily rate and revenue per available room for each of the Hotels for the years ended December 31, 1996 and 1997 and the nine months ended September 30, 1998.

                                                                                                 REVENUE PER
                                                        AVERAGE DAILY RATE                      AVAILABLE ROOM
                       OCCUPANCY(1)    FOR THE NINE          (ADR)(2)         FOR THE NINE       (REVPAR)(3)       FOR THE NINE
                       ------------       MONTHS        ------------------       MONTHS        ----------------       MONTHS
      PROPERTY         1996    1997    ENDED 9/30/98     1996       1997      ENDED 9/30/98     1996      1997     ENDED 9/30/98
      --------         ----    ----    -------------    -------    -------    -------------    ------    ------    -------------
InnSuites............  72.3%   68.2%       72.3%        $76.04     $78.57        $77.12        $54.97    $53.57       $55.75
Hotel Phoenix
Best Western
InnSuites Hotel......  73.1%   76.0%       75.6%        $68.43     $69.43        $71.18        $49.99    $52.74       $53.79
Tempe/Phoenix
Airport/South
Mountain
InnSuites Hotel......  84.4%   81.5%       82.8%        $73.87     $76.42        $77.42        $62.33    $62.32       $64.07
Tucson, Catalina
Foothills
Best Western
InnSuites Hotel......  73.7%   75.1%       79.3%        $62.12     $64.24        $64.94        $45.81    $48.28       $51.52
Yuma Best Western
Holiday Inn
Airport..............  66.2%   76.6%       74.8%        $68.35     $76.20        $80.55        $45.28    $56.57       $60.25
Hotel and
Suites/Ontario
InnSuites Hotel......  59.0%   65.3%       63.6%        $67.89     $67.53        $61.64        $39.58    $40.68       $39.33
Scottsdale El
Dorado Park Resort
InnSuites Hotel......  45.2%   45.9%       54.3%        $42.40     $48.07        $51.97        $19.14    $22.08       $28.20
Flagstaff/
Grand Canyon
InnSuites Hotel......  37.3%   38.1%       45.4%        $45.99     $56.67        $62.54        $17.16    $21.59       $28.37
Tucson
(St. Mary's)(4)
InnSuites Hotel......  51.2%   51.8%       48.1%        $45.54     $50.24        $64.47        $23.32    $26.02       $31.04
San Diego(5)
InnSuites Hotel......  36.4%   38.6%       51.4%        $38.39     $42.84        $45.94        $13.96    $16.52       $23.60
Buena Park(6)

---------------

(1) Occupancy is calculated by dividing the actual number of rooms rented by the actual number of rooms available for rent and is expressed as a percentage.

(2) Average Daily Rate is calculated by dividing actual room revenues by the actual number of rooms rented.

(3) Revenue Per Available Room is calculated by dividing actual room revenues by the actual number of rooms available for rent.

(4) Occupancy, ADR and REVPAR for the InnSuites Hotel Tucson (St. Mary's) in 1996 are based on partial year data (June through December).

(5) Occupancy, ADR and REVPAR for the InnSuites Hotel San Diego in 1996 are based on partial year data (May through December).

(6) Occupancy, ADR and REVPAR for the InnSuites Hotel Buena Park in 1996 are based on partial year data (August through December).

To the knowledge of the Trust, the Hotels are in compliance with all relevant environmental regulations. The Trust is unaware of any specific fuel or energy requirements with which the Hotels must comply. Finally, the Hotels are not subject to rent control regulations.

The following discussion sets forth additional information for each Hotel.

InnSuites Hotels Phoenix Best Western

This property is located just off the Squaw Peak Parkway, in the North Phoenix resort area, convenient to Phoenix Sky Harbor International Airport and downtown central Phoenix. The resort area offers golf, tennis, jogging and Squaw Peak hiking trails as well as a variety of restaurants. Nearby attractions include Turf Paradise Racing and shopping at the Biltmore Fashion Park, Metro Center and Paradise Valley Mall.

Within the Phoenix, Arizona submarket there are several new hotels that have either been completed or are under construction, including one or more properties that will be directly competitive with the Hotel. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. This Hotel was acquired as part of the Formation Transactions.

InnSuites Hotels Tempe/Phoenix Airport

This Hotel is located on Baseline Road at I-10, less than eight minutes from Phoenix Sky Harbor International Airport with easy access to the Phoenix East Valley and the Tempe/ Mesa/Chandler area. Area attractions include spring training baseball, Arizona State University, Firebird Raceway, Old Towne Mill Avenue shopping and dining and South Mountain Resort golf.

Within the Tempe, Arizona submarket there are several new hotels that have either been completed or are under construction, including one or more properties that will be directly competitive with the Hotel. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. Additionally, within this specific submarket, a large outlet shopping mall was opened across the street from this Hotel in 1997, which the Trust expects will further enhance this submarket's lodging demand. This Hotel was acquired as part of the Formation Transactions.

InnSuites Hotels Tucson/Catalina Foothills Best Western

This Hotel is located in northwest Tucson's Catalina Foothills resort area, five miles east of I-10, convenient to downtown and the Tucson International Airport. The Tucson Mall and Foothills Mall and a variety of restaurants and golf courses are within minutes of the property. Many Tucson attractions, including Biosphere II, the Old Tucson movie studio, the

Arizona Sonora Desert Museum, the arts district and the University of Arizona are conveniently located for access by the Hotel's guests.

Within the Tucson, Arizona submarket there are several new hotels that have either been completed or are under construction. The additional supply has or will create moderate competitive pressure as one or more of these properties are expected to be directly competitive with the Hotel. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. This Hotel was acquired as part of the Formation Transactions.

InnSuites Hotels Yuma Best Western

This Hotel is located on Castle Dome Avenue, just off the 16th Street exit of I-8, convenient to the Yuma International Airport, restaurants, golf, shopping and boating on the nearby Colorado River. Many attractions of Yuma and the Colorado River Park, including Fort Yuma, the Yuma Art Center, Yuma Territorial Prison Park and Martinez Lake, are convenient to this property.

Within the Yuma, Arizona submarket, although there have not been in recent years any new hotels added to the supply of lodging, all hotels within the submarket, including the Hotel, are dependent to some extent upon demand from surrounding U.S. military facilities. With no supply growth and only modest demand expansion, the Trust has worked to gain market share for this Hotel. This Hotel was acquired as part of the Formation Transactions.

Holiday Inn Hotel and Suites Airport Ontario, an InnSuites Hotel

Located at the foot of California's San Gabriel Mountains and Mt. Baldy, this Hotel is situated minutes from the Ontario, California International Airport and the newly-opened Ontario Mills Mall. Dining and entertainment are centered around P.J.'s Winery Cafe and Lounge, serving breakfast, lunch and dinner, with a complimentary breakfast buffet and a free daily afternoon social hour. On Wednesdays, guests are treated to a complimentary manager's barbeque.

Within the Ontario, California submarket there are several new hotels that have either been completed or are under construction. The additional supply has or will create moderate competitive pressure as one or more of these properties are expected to be directly competitive with the Hotel. Concurrently, southern California is experiencing an increase in general economic activity which has served to enhance lodging demand in this submarket. This Hotel was acquired as part of the Formation Transactions.

InnSuites Hotels Flagstaff/Grand Canyon

This Hotel's hillside location in Arizona Mountain Country is located 90 minutes southeast of the Grand Canyon. Situated on historic Route 66, hotel guests can conveniently visit downtown Flagstaff's restaurants and pubs, as well as many Native American shops. Other attractions include the Snow Bowl ski resort, the cliffs of Walnut Canyon, the Lowell Observatory and Oak Creek Canyon.

Within the Flagstaff, Arizona submarket there is an abundance of hospitality capacity attempting to capture the Grand Canyon visitor demand. There are also several new hotels that have either been completed or are under construction, including one or more properties that will be directly competitive with the Hotel. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. That factor is, however, less relevant to this Hotel than to other of the Hotels, as this Hotel relies more heavily on the tourist trade than on the business traveler. This Hotel was acquired as part of the Formation Transactions and had been under renovation for most of 1997.

InnSuites Hotels Scottsdale El Dorado Park Resort

This Hotel is located in the heart of Scottsdale, adjacent to El Dorado Park and 15 minutes from Phoenix Sky Harbor International Airport. Due to its location next to El Dorado Park, guests of this Hotel are offered many attractions, including paddle boats, hiking, golf, and walking and jogging trails. Other nearby attractions include the Island of Big Surf, the Phoenix Zoo, the Desert Botanical Gardens, Papago Park Golf and the Scottsdale Art Galleries. The Fiesta Bowl, Arizona State University's Sun Devil Stadium and the homes of football's Arizona Cardinals and baseball's San Francisco Giants and Chicago Cubs (spring training) are also easily accessible.

Within the Scottsdale, Arizona submarket there are several new hotels that have either been completed or are under construction, including one or more properties that will be directly competitive with the Hotel. These new properties could significantly enhance this submarket's lodging capacity, creating an increase in competitive pressure. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. This Hotel was acquired as part of the Formation Transactions.

InnSuites Hotels & Resort/Tucson (St. Mary's)

Conveniently located off of I-10 at the St. Mary's Road exit, this 297-suite property occupies 11 acres and is centrally located in the heart of Tucson's art and historic downtown district. Attractions include the Tucson Mall, the Tucson Convention Center, the Old Tucson movie studio, the Arizona Sonora Desert Museum, Biosphere II and golfing, and is minutes away from the University of Arizona.

Within the Tucson, Arizona submarket there are several new hotels that have either been completed or are under construction. The additional supply has or will create moderate competitive pressure as one or more of these properties are expected to be directly competitive with the Hotel. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. Finally, the State of Arizona plans, in late 1999, to relocate an interchange of I-10 that was in close proximity to this Hotel. This change is expected to have only a minimal impact since freeway impulse business does not comprise a material part of the Hotel's business. This Hotel was acquired on February 1, 1998 and was under renovation from acquisition to December 31, 1998.

InnSuites Hotels San Diego Balboa Park Suite Resort

Located in San Diego, California, this Hotel is conveniently located near many major attractions in San Diego, including Balboa Park, the San Diego Zoo, the Convention Center, Sea World, Old Town and beaches. The elegant, colonial style mansion has 147-suites, many of which have fireplaces. Additional amenities include an Olympic-size, terrazzo tile swimming pool and a choice of studio, one, two and three bedroom suites.

Within the San Diego, California submarket there are several new hotels that have either been completed or are under construction. The additional supply has or will create moderate competitive pressure as one or more of these properties are expected to be directly competitive with the Hotel. Concurrently, southern California is experiencing an increase in general economic activity which has served to enhance lodging demand in this submarket. This Hotel was acquired on April 29, 1998 and is currently undergoing renovations which are expected to be completed in the first quarter of 1999.

InnSuites Hotels Buena Park

Located in northern Orange County, this Hotel is situated only minutes from major attractions, such as Disneyland, Knott's Berry Farm, Movieland Wax Museum, Ripley's Believe It or Not, Wild Bill's and Medieval Times. The Hotel is also a short drive from southern California's beaches. Dining and entertainment for the area begin with PJ's Cafe where a deluxe breakfast buffet is served every morning, as well as a social hour every afternoon and the manager's barbeque every Wednesday night.

Within the Buena Park, California submarket there is only one hotel planned to begin construction within the next year. This additional hotel, as well as a franchise change for another, will create moderate competitive pressure as these properties are expected to be directly competitive with this Hotel. Concurrently, Orange County is experiencing an increase in general economic activity, which has served to enhance lodging demand in this submarket. The expansion of Disneyland and the renovation of the Anaheim Convention Center will cause a further increase in this area's activity and will enhance lodging demand in this submarket. This Hotel was acquired on June 1, 1998 and was under renovation from acquisition to December 31, 1998.

LEASING AND OPERATION OF THE PROPERTIES

The Initial Lessee entered into substantially identical Percentage Leases for each Hotel with the Operating Partnership. The Trust and the Operating Partnership anticipate that the Management Company will enter into substantially identical Percentage Leases for each newly acquired hotel. Additional information regarding the Percentage Leases is set forth below.

The following table sets forth (i) the quarterly percentage rent formulas, (ii) the annual minimum rent, and (iii) the pro forma percentage rent and total rent that would have been paid for each Hotel pursuant to the terms of the Percentage Leases based upon historical revenues for the twelve months ended January 31, 1998 and the nine months ended

October 31, 1998 as if the Operating Partnership had owned the Hotels and the Percentage Leases had been in effect since February 1, 1997.

                                                                                              FOR THE 12 MONTHS
                                                                                                ENDED 1/31/98
                                                                                           ------------------------
                                    FRANCHISE                                              HISTORICAL
                         LEASE       RENEWAL       ANNUAL             QUARTERLY              ROOMS &     PRO FORMA
                       EXPIRATION   EXPIRATION    MINIMUM             PERCENTAGE              OTHER        ANNUAL
        HOTEL             DATE         DATE         RENT           RENT FORMULA(1)           REVENUE      RENT(2)
        -----          ----------   ----------    -------          ---------------         ----------    ----------
InnSuites Hotel          1/31/08     12/31/99    $  800,000   37.5% under $600,            $ 2,480,300   $  982,519
Phoenix Best Western                                          50% from $600 to $1,000,
                                                              68% over
InnSuites Hotel          1/31/08      1/31/02    $1,000,000   37.5% under $600,            $ 3,447,904   $1,480,268
Tempe/Phoenix                                                 50% from $600 to $1,000,
Airport/South Mountain                                        70% over $1,000
InnSuites Hotel
 Tucson,                 1/31/08     12/31/99    $1,000,000   37.5% under $600,            $ 3,701,411   $1,604,564
Catalina Foothills                                            50% from $600 to $1,000,
Best Western                                                  70% over $1,000
InnSuites Hotel Yuma     1/31/08     12/31/99    $  800,000   32% under $600,              $ 3,017,388   $1,077,322
Best Western                                                  50% from $600 to $1,000,
                                                              68% over $1,000
Holiday Inn Airport      1/31/08      6/30/04    $  600,000   34% under $1,000,            $ 3,335,105   $1,140,753
Hotel and
 Suites/Ontario                                               50% from $1,000 to $1,300,
                                                              68% over $1,300
InnSuites Hotel          1/31/08      1/31/02    $  250,000   25% under $600,              $ 1,130,898   $  282,725
Flagstaff/Grand Canyon                                        40% from $600 to $1,000,
                                                              58% over $1,000
InnSuites Hotel          1/31/08      1/31/02    $  600,000   35% under $800,              $ 2,006,330   $  713,653
Scottsdale El Dorado                                          50% from $800 to $1,100,
Park Resort                                                   68% over $1,100
InnSuites Hotel Tucson   1/31/08      1/31/02    $  800,000   35% under $1,400,            $ 2,528,824   $  914,710
(St. Mary's)                                                  50% from $1,400 to $1,800,
                                                              68% over $1,800
InnSuites Hotel          1/31/08      1/31/02    $  500,000   35% under $800,              $ 1,585,561   $  554,946
San Diego                                                     50% from $800 to $1,100,
                                                              70% over $1,100
InnSuites Hotel          1/31/08      1/31/02    $  500,000   37.5% under $700             $ 1,181,246   $  442,987
                                                 ----------                                -----------   ----------
Buena Park                                                    50% from $700 to $1,000
                                                              70% over $1,000
   Total                                         $6,850,000                                $24,414,967   $9,194,447
                                                 ==========                                ===========   ==========


                          FOR THE NINE MONTHS
                              ENDED 10/31
                        -----------------------
        HOTEL              1997         1998
        -----           ----------   ----------
InnSuites Hotel         $  715,351   $  761,448
Phoenix Best Western
InnSuites Hotel         $1,101,218   $1,073,860
Tempe/Phoenix
Airport/South Mountain
InnSuites Hotel
 Tucson,                $1,209,762   $1,205,646
Catalina Foothills
Best Western
InnSuites Hotel Yuma    $  814,919   $  910,606
Best Western
Holiday Inn Airport     $  863,972   $  897,182
Hotel and
 Suites/Ontario
InnSuites Hotel         $  236,864   $  275,797
Flagstaff/Grand Canyon
InnSuites Hotel         $  527,710   $  497,735
Scottsdale El Dorado
Park Resort
InnSuites Hotel Tucson  $  704,022   $  844,256
(St. Mary's)
InnSuites Hotel         $  442,017   $  548,779
San Diego
InnSuites Hotel         $  355,742   $  510,736
                        ----------   ----------
Buena Park
   Total                $6,971,577   $7,526,045
                        ==========   ==========

---------------

(1) Shown as a percentage of revenues (amounts in thousands).

(2) Calculated on a pro forma basis by applying the rent provisions in the Percentage Leases to historical revenues of the properties for the twelve-month period as if February 1, 1997 was the beginning of the lease year.

The following summary of the Percentage Leases, and the descriptions of certain provisions thereof set forth herein, are qualified in their entirety by reference to the form of Percentage Lease, which is an exhibit to the Registration Statement of which this Prospectus is a part.

Duration. The current Percentage Leases have initial terms ending on January 31, 2008, subject to earlier termination on the occurrence of certain contingencies described in the Percentage Leases (including, particularly, the provisions described herein under "-- DAMAGE TO PROPERTIES," "-- CONDEMNATION OF PROPERTIES" AND "-- TERMINATION OF PERCENTAGE LEASES ON DISPOSITION OF THE HOTELS").

Amounts Payable Under the Percentage Leases. The Initial Lessee is obligated to pay (i) the higher of minimum rent or percentage rent and (ii) certain other amounts, including interest accrued on any late payment or charge. Minimum rent is a fixed amount determined by negotiation between the Operating Partnership and the Initial Lessee. Percentage rent is calculated by multiplying fixed percentages by gross room and other revenues exceeding specified threshold amounts. Minimum rent is payable monthly in advance, and percentage rent is payable for each quarter within 30 days after the end of the quarter.

Both minimum rent and the threshold gross room and other revenue amounts used in computing percentage rent will be adjusted for changes in the CPI. The changes will be calculated at the beginning of each calendar year beginning with 1999, based on the average annual change in the CPI during the prior 12 months.

Each Percentage Lease requires the Initial Lessee to pay rent, all costs and expenses, and all utility and other charges incurred in the operation of the respective Hotel. All capital expenditures (as defined in the Percentage Lease) will be the responsibility of the Operating Partnership. Each Percentage Lease also provides for rent reductions and abatements in the event of damage or destruction or a partial taking of the Hotel as described under "-- DAMAGE TO PROPERTIES" and "-- CONDEMNATION OF PROPERTIES." The Initial Lessee is required to carry insurance to cover rental interruption for a period of up to one year.

Maintenance and Modifications. The Operating Partnership is required to maintain the underground utilities and the structural elements, including exterior walls (excluding plate glass) and the roof, of the Hotels. The Operating Partnership will also fund the repair, replacement and refurbishment of furniture, fixtures and equipment in the Hotels, when and as it considers necessary, and will maintain a Capital Expenditures Fund to help provide funds to cover such expenses. See "THE TRUST -- BUSINESS OBJECTIVES -- BUSINESS STRATEGY." The Operating Partnership must make a quarterly contribution to the Capital Expenditures Fund in an amount equal to 4% of the Initial Lessee's aggregate gross revenues generated from the Hotels. The Initial Lessee will be required, at its expense, to maintain the Hotels in good order and repair, except for ordinary wear and tear, and to make nonstructural, foreseen and unforeseen, and ordinary and extraordinary, repairs which may be necessary and appropriate to keep the Hotels in good order and repair. Capital expenses and furniture, fixture and equipment replacements will be paid for by the Operating Partnership generally out of the Capital Expenditures Fund. The Operating Partnership and the Initial Lessee will agree on an annual budget for each Hotel.

The Initial Lessee, at its expense, may make noncapital and capital additions, modifications or improvements to the Hotels, so long as doing so does not significantly alter the character or purposes of the Hotels or significantly detract from their value or operating efficiencies. All such additions, modifications and improvements will be subject to all of the terms of the Percentage Leases and will become the property of the Operating Partnership upon termination of the Percentage Leases. The Operating Partnership will own the furniture, fixtures and equipment, except in limited circumstances under which the Operating Partnership may require the Initial Lessee to purchase certain furniture, fixtures and equipment. The Initial Lessee will own substantially all other personal property not affixed to, or considered a part of, the real estate or improvements thereon. Any required purchase of furniture, fixtures and equipment by the Initial Lessee will be made on terms negotiated between the Operating Partnership and the Initial Lessee.

Insurance and Property Taxes. The Operating Partnership is responsible for paying real estate and personal property taxes on the Hotels and for maintaining property insurance, including casualty insurance. The Initial Lessee is required to maintain comprehensive general public liability, workers' compensation, 12-month rental interruption insurance and any other insurance customary for properties similar to the Hotels or required by any relevant franchisor. The Operating Partnership is to be named as an additional insured of any insurance. The Operating Partnership believes that the insurance coverage carried by each Hotel is adequate in scope and amount.

Indemnification. Under each Percentage Lease, the Initial Lessee must indemnify the Operating Partnership against all liabilities, costs and expenses (including reasonable attorneys' fees and disbursements) incurred by, imposed on or asserted against the Operating Partnership on account of, among other things,
(i) any accident or injury to person or property on or about a Hotel; (ii) any negligence by the Initial Lessee or any of its agents as to the leased property;
(iii) any environmental liability resulting from conditions caused or resulting thereafter from any action, inaction or negligence of the Initial Lessee; (iv) taxes and assessments in respect of a Hotel (other than real estate taxes and income taxes of the Operating Partnership on income attributable to a Hotel);
(v) the sale or consumption of alcoholic beverages on or in the real property or improvements thereon; or (vi) any breach of the Percentage Lease by the Initial Lessee. The Initial Lessee is not required, however, to indemnify the Operating Partnership against the Operating Partnership's gross negligence or willful misconduct.

Assignment and Subleasing. The Initial Lessee is not permitted to sublet all or any part of a Hotel or assign its interest under a Percentage Lease, other than to an affiliate of the Initial Lessee, without the prior written consent of the Operating Partnership. No assignment, subletting or management agreement will release the Initial Lessee from any of its obligations under the Percentage Leases.

Damage to Properties. If damage to or destruction of any Hotel renders such Hotel unsuitable for the Initial Lessee's use and occupancy and is covered by insurance, the Operating Partnership will be obligated to repair, rebuild or restore such Hotel, but only to the extent of available insurance proceeds. The Percentage Lease will remain in full force and effect during the first 12 months of any period required to repair or restore a Hotel, after which time rent will be equitably abated.

Condemnation of Properties. In the event of a total condemnation of a Hotel, each of the Operating Partnership and the Initial Lessee will be entitled to terminate the Percentage Lease as of the date of the condemnation. The resulting condemnation award will be allocated between the Operating Partnership and the Initial Lessee as set forth in the Percentage Lease. In the event of a partial taking that does not render a Hotel unsuitable for the Initial Lessee's use, the Initial Lessee must restore the untaken portion of such Hotel to a complete architectural unit. In such a case, the Operating Partnership must provide the required funds to cover the cost of that restoration, which may include that part of the condemnation award specified for restoration.

Events of Default. Events of Default under each Percentage Lease include, among others, the following:

- the failure by the Initial Lessee to pay minimum rent when due and the continuation of such failure for a period of 10 days;

- the failure by the Initial Lessee to pay the percentage rent for any quarter within 10 days after the end of such quarter;

- the failure by the Initial Lessee to observe or perform any other term of the Percentage Lease and the continuation of such failure beyond any applicable cure period;

- an Event of Default under any other Percentage Lease;

- if the Initial Lessee files a petition in bankruptcy or reorganization under any federal or state bankruptcy law or any similar federal or state law, or is adjudicated a bankrupt or makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due, or if a petition or answer proposing the adjudication of the Initial Lessee as a bankrupt or its reorganization pursuant to any federal or state bankruptcy law or any similar federal or state law is filed in any court and the Initial Lessee is adjudicated a bankrupt and that adjudication is not vacated or set aside or stayed within sixty (60) days after the entry of an order in respect thereof, or if a receiver of the Initial Lessee, or of the whole or substantially all of the assets of the Initial Lessee is appointed in any proceeding brought by the Initial Lessee, or any such receiver, trustee or liquidator is appointed in any proceeding brought against the Initial Lessee and that appointment is not vacated or set aside or stayed within sixty (60) days after that appointment is made;

- if the Initial Lessee voluntarily discontinues operations of a Hotel for more than thirty (30) days, except as a result of damage, destruction or condemnation; or

- if the franchise agreement in respect of any Hotel is terminated by the franchisor as a result of any action or failure to act by the Initial Lessee or its agents and is not replaced within ninety (90) days after the date of termination by a new franchise agreement that is acceptable to the Operating Partnership acting in its reasonable discretion.

If an Event of Default occurs and continues beyond any curative period, the Operating Partnership may terminate the Percentage Lease and any or all of the other Percentage Leases by giving the Initial Lessee thirty (30) days' written notice of the date for termination thereof and, unless that Event of Default is cured prior to that termination date, the specified Percentage Leases will terminate on that date and the Initial Lessee will be required to surrender possession of the affected Hotels.

Termination of Percentage Leases on Disposition of the Hotels. If the Operating Partnership enters into an agreement to transfer a Hotel to a non-affiliate, the Operating Partnership may terminate that Hotel's Percentage Lease by giving the Initial Lessee 30 days' prior notice and paying it the fair market value of its leasehold interest in the remaining term of that Percentage Lease.

Franchise Agreements. The Initial Lessee and/or the relevant Hotel are the franchisee under the franchise agreements for the Hotels. The current franchise agreements for the three Best Western(R) Hotels (located in Phoenix, Tucson (Oracle) and Yuma, Arizona), which are renewable annually, expire on December 31, 1999. The current franchise agreement for the Holiday Inn(R) Hotel (located in Ontario, California) expires on June 30, 2004. There can be no assurance that such franchise agreements will be renewed upon their expiration or as to the effect on the Trust of any non-renewal. The current franchise agreements for the InnSuites Hotels(R) (located in Tempe, Flagstaff, Scottsdale and Tucson (St. Mary's), Arizona and San Diego and Buena Park, California) expire on January 31, 2002.

Inventory. All working capital assets required in the operation of the Hotels will be purchased by the Initial Lessee at its expense.

EMPLOYEES

The Trust has 4 employees. These employees will perform, directly or through the Operating Partnership, various acquisition, development, redevelopment and management functions. The Initial Lessee has approximately 490 employees engaged in operating the Hotels. The Management Company has 3 employees engaged in managing the Hotels. The Initial Lessee and the Management Company will continue the Management Group's ongoing recruiting efforts to attract quality talent at all levels of sales and management.

None of the persons employed by the Trust, the Initial Lessee or the Management Company are represented by a union. The Trust believes that its, the Initial Lessee's and the Management Company's relations with their respective employees are excellent.

LEGAL PROCEEDINGS

None of the Trust, the Initial Lessee, the Management Company or the Operating Partnership are currently involved in any material litigation nor, to the Trust's knowledge, is any material litigation currently threatened against them.

                   DESCRIPTION OF CAPITAL STOCK OF THE TRUST

The authorized capital stock of the Trust consists of an unlimited number of Common Shares. The following summary description does not purport to be complete and is qualified in its entirety by reference to the Trust's Declaration. See "CERTAIN DECLARATION OF TRUST AND STATUTORY PROVISIONS."

                                 COMMON SHARES

Under the Declaration, the Trust has authority to issue an unlimited number of Common Shares. Under Ohio law, shareholders generally are not responsible for a corporation's debts or obligations. At October 31, 1998, the Trust had outstanding 2,216,905 Common Shares. In addition, 2,664,933 Common Shares are issuable upon conversion of outstanding Class A Units of the Operating Partnership. Upon completion of this offering and giving effect to the Corporate Structure Transactions, the Trust will have 2,738,968 Common Shares issued and outstanding (3,038,968 if the Underwriter fully exercises its over-allotment option).

Shareholders are entitled to one vote per share on all matters subject to a vote of the shareholders, including the election of Trustees. The Trust's Declaration does not provide for cumulative voting in the election of Trustees. Matters subject to a vote by the shareholders, including the election of Trustees, generally require the affirmative vote of a majority of the outstanding Common Shares present in person or by proxy at a stockholder's meeting. Amendments to the Declaration require the affirmative vote of two-thirds of the outstanding Common Shares whether or not present in person or by proxy at a stockholder's meeting. Except as otherwise required by law, the holders of Common Shares exclusively possess all voting power.

The Company's Board of Trustees is divided into three classes, comprised of two Trustees each, which have staggered three-year terms. At least two years would be required in order to change the membership of a majority of the Board of Trustees.

In order to maintain its REIT qualification, the Trust must make annual distributions to shareholders of at least 95% of its REIT taxable income (which does not include net capital gains). For the year ended January 31, 1998, the Trust had distributions totaling $.15 per share, none of which was required to satisfy the 95% REIT distribution test. Under certain circumstances, the Trust may be required to make distributions in excess of cash available for distribution in order to meet such REIT distribution requirements. In such event, the Trust presently would expect to borrow funds, or to sell assets for cash, to the extent necessary to obtain cash sufficient to make the distributions required to retain its qualification as a REIT for federal income tax purposes.

On July 10, 1998, the Trust declared a dividend of $0.10 per Common Share paid on August 31, 1998 to shareholders of record on August 10, 1998. After the one-for-three reverse stock split, the Trust anticipates that it will maintain at least a dividend rate of $1.20 per Common Share per year or $0.30 per Common Share per quarter for the immediate future.

To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in Percentage Lease revenue, the Trust expects to utilize other cash on hand or borrowings under the credit facility to make such distributions. No assurance can be given, however, that the Trust will make distributions in the future at the current rate, or at all.

The timing and amount of future distributions, if any, made by the Trust will be determined by the Board of Trustees and will depend on a number of factors, including the amount of cash available for distribution, funds available from operations, the Trust's financial condition, capital expenditure requirements for the Trust's properties, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Trustees may deem relevant.

Shareholders are entitled to such dividends, if any, as may be declared from time to time by the Board of Trustees from funds legally available therefor and, upon liquidation, are entitled to receive, pro rata, all assets of the Trust available for distribution to such shareholders. All Common Shares are or, when issued upon conversion of Units, will be fully paid and nonassessable and will have no preemptive rights.

The primary source of proceeds to be used for distributions to shareholders is the Trust's share of the rents due pursuant to the Percentage Leases. The anticipated revenue may or may not be realized or collected. Accordingly, the statements set forth above with regard to distributions are forward-looking statements involving certain risks and uncertainties that could cause actual results to differ materially from those expressed in such statements. Important factors that could cause such different results include, but are not limited to, competition from other hotels, increases in operating costs, seasonality effects in hotel occupancy and revenues, and the potential loss of a franchise or liquor license in respect of any Hotel or acquired hotel. See "FORWARD-LOOKING STATEMENTS."

MARKET FOR THE TRUST'S COMMON SHARES AND RELATED SECURITY HOLDER MATTERS

The following table sets forth, for the periods indicated, the high and low sales prices of the Trust's Common Shares, as quoted by the NYSE, as well as dividends declared thereon:

                                                           HIGH    LOW     DIVIDENDS
                                                           ----    ----    ---------
FISCAL YEAR 1999
  First Quarter..........................................  4 3/8   4 1/8       --
  Second Quarter.........................................  5 3/16  4 1/4      .10
  Third Quarter..........................................  5 1/2   3 3/4       --
FISCAL YEAR 1998
  First Quarter..........................................  5 3/8   4 1/2      .10
  Second Quarter.........................................  4 7/8   4 3/8      .05
  Third Quarter..........................................    5     4 5/8       --
  Fourth Quarter.........................................  4 11/16 4 1/4       --
FISCAL YEAR 1997
  First Quarter..........................................  7 1/4   5 3/4      .10
  Second Quarter.........................................    6     5 3/8      .10
  Third Quarter..........................................    6     5 3/8      .10
  Fourth Quarter.........................................  5 5/8   4 7/8      .10

RESTRICTIONS ON OWNERSHIP AND TRANSFER

The Common Shares are subject to certain restrictions upon the ownership and transfer thereof that were adopted for the purpose of enabling the Trust to preserve its REIT status. For a description of such restrictions, see "CERTAIN DECLARATION OF TRUST AND STATUTORY PROVISIONS."

EXCHANGE LISTING

The Trust's Common Shares are listed on the NYSE under the symbol "IHT."

TRANSFER AGENT

The transfer agent and registrar for the Common Shares is National City Bank, Cleveland, Ohio.

                            MANAGEMENT OF THE TRUST

TRUSTEES AND EXECUTIVE OFFICERS

The Board of Trustees of the Trust currently consists of six members, three of whom are independent Trustees.

The Board of Trustees is presently divided into three classes, comprised of two Trustees each. Trustees are elected to staggered three year terms. The Declaration provides that, subject to any rights of holders of preferred stock, if any, and unless the Board of Trustees otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining Trustees, though less than a quorum. Accordingly, the Board of Trustees could temporarily prevent any stockholder from enlarging the Board of Trustees and filling the new Trusteeships with such stockholder's own nominees. Any Trustee so elected shall hold office until the next annual meeting of shareholders.

Executive officers of the Trust are elected and serve at the discretion of the Board of Trustees until their successors are duly chosen and qualified.

The following table sets forth certain information concerning the individuals who are Trustees and executive officers of the Trust.

                                 POSITION AND PRINCIPAL OCCUPATIONS
      NAME                             DURING PAST FIVE YEARS
      ----          ------------------------------------------------------------
James F.            Trustee, Chairman, President and Chief Executive Officer of
Wirth...........    the Trust since January 30, 1998. Chairman and President of
                    InnSuites Hotels, L.L.C., and affiliated entities, owners
                    and operators of hotels since 1980; Chairman and President of Rare Earth Development Company, a real estate development and investment company, since 1973. Age: 52.
Gregory D.          Trustee, Executive Vice President, Chief Financial Officer,
Bruhn...........    Treasurer and Secretary of the Trust since January 30, 1998.
                    Executive Vice President and Chief Financial Officer of
                    First Union Real Estate Mortgage and Equity Investments, a
                    real estate investment trust, from 1994 through 1996;
                    Executive Vice President, Real Estate Industries Division,
                    Bank of America from 1992 through 1994. Age: 50.
Marc E. Berg....    Trustee since January 30, 1998. Vice
                    President -- Acquisitions for the Trust since December 16,
                    1998. Vice President of the Initial Lessee since May 1,
                    1998. Self-employed as a registered investment advisor since
                    1985. Age: 46
Lee J. Flory....    Trustee since January 30, 1998. Vice President, Secretary
                    and Director of The Grainger Foundation, Inc., a private
                    charitable organization, since 1972. From 1969 until his
                    retirement in 1991, Vice President and Secretary of W.W.
                    Grainger, Inc., the leading North American distributor of
                    maintenance, repair and operating supplies. Age: 72.
Edward G.           Trustee since January 30, 1998. President of ABCO Foods, a
Hill............    division of Fleming Companies, Inc., an owner and operator of grocery stores, since 1984. Mr. Hill retired from this
                    position on April 30, 1998. Age: 54.
Steven S.           Trustee since June 16, 1998. President of Robson Communities
Robson..........    and President of Scott Homes and Scott Homes Multifamily,
                    Inc., residential real estate developers, since 1979. Age:
                    42.

AUDIT COMMITTEE

The Audit Committee consists of the three independent Trustees, Messrs. Flory, Hill and Robson. The Audit Committee makes recommendations concerning the engagement of independent public accountants, approves professional services provided by the Trust's independent public accountants, and reviews, with the independent public accountants, the plans and results of the audit engagement, the independent public accountants' letter of comments and management's responses, the adequacy of the Trust's internal accounting controls and major accounting or reporting changes.

COMPENSATION COMMITTEE

The Compensation Committee consists of the three independent Trustees, Messrs. Flory, Hill and Robson. The Compensation Committee determines the compensation of senior management, advises the Board of Trustees on the adoption and administration of employee benefit and compensation plans, and administers the Trust's 1997 Stock Incentive and Option Plan.

EXECUTIVE COMPENSATION

The following table sets forth the annual base compensation expected to be paid for the fiscal year ending January 31, 2000, to the Chief Executive Officer and to each of the other executive officers or significant employees of the Trust whose annual salary will exceed $100,000.

NAME                                             POSITION                   SALARY
----                                ----------------------------------    ----------
James F. Wirth....................  Chairman, President and Chief           $160,000
                                    Executive Officer
Gregory D. Bruhn..................  Executive Vice President, Chief         $160,000
                                    Financial Officer, Treasurer and
                                    Secretary

The Trust will pay Gregory D. Bruhn a "termination fee" of $50,000 upon the termination of his employment for any reason. This fee is to be paid to Mr. Bruhn over 10 months at $5,000 per month following his termination. The termination fee expires following his 12th year of service. Mr. Bruhn would also receive one month's salary for each full and partial year of service up to a maximum of 12 months salary for 12 years of service.

COMPENSATION OF TRUSTEES

The Trust pays Trustee's fees to each Trustee, other than Messrs. Wirth, Bruhn and Berg, in the amount of $12,000 per year.

STOCK INCENTIVE AND OPTION PLAN

The shareholders of the Trust have adopted the 1997 Stock Incentive and Option Plan (the "Plan"). The objective of the Plan is to reward performance and build each participant's equity interest in the stock of the Trust by providing long term incentives and rewards to Trustees and officers and other key employees, consultants and advisers of the Trust and its subsidiaries and affiliates who contribute to its continuing success by their innovation, ability, industry, loyalty and exceptional service. The Plan provides for the grant of options (which may be "incentive stock options", within the meaning of Section 422 of the Code, or non-qualified stock options), stock appreciation rights, restricted stock and performance awards.

The Plan is administered by the Compensation Committee, which determines the participants to whom stock incentives will be granted, the type and amount of stock incentives to be granted and the terms and conditions of stock incentives under the Plan, including any applicable performance goals. The Committee interprets the Plan and is authorized to make all determinations and decisions thereunder.

The Plan limits the total number of Common Shares as to which options, stock appreciation rights, restricted stock and performance awards may be granted under the Plan in any calendar year to 10% of the total outstanding Common Shares and Units (Class A and Class B) as of the first day of such year.

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

                       CERTAIN TRANSACTIONS BY THE TRUST

Mr. Wirth derives, and in the future will derive, benefits from the operation of the Trust's hotel properties by the Initial Lessee and the Management Company, and the management of the Trust's hotel properties by, and the license agreements with, the Management Company. Mr. and Mrs. Wirth are 100% owners of the Management Company, which is, in turn, the owner of 9.8% of the outstanding common stock of the Initial Lessee. The Trust has leased each of its hotel properties to the Initial Lessee under the Percentage Leases. The Initial Lessee has contracted for certain property management services and certain trademark and licensing services with the Management Company. The Management Company will receive an annual management fee of 2.5% of gross room revenues for its property management services and an annual licensing fee of 2.5% of gross room revenues (1.25% for those hotel properties which also carry a third-party franchise, such as Best Western or Holiday Inn) for its trademark and licensing services. Such fees were determined through arms-length negotiations between the Trust and the Initial Lessee and the Management Company. The Trust believes that such fees are commercially reasonable.

The Operating Partnership will use approximately $645,000 of the net proceeds of this offering to repay loans made to the Operating Partnership by the Management Group.

Approximately $5.9 million of the mortgage indebtedness to be paid by the Operating Partnership from the net proceeds of this offering is guaranteed by Mr. Wirth.

The Operating Partnership will issue limited partnership units to the Trust in exchange for the contribution by the Trust of the Scottsdale Hotel to the Operating Partnership. See "THE TRUST -- CORPORATE STRUCTURE TRANSACTIONS". Certain Trustees also hold both Class A and Class B limited partner Units in the Operating Partnership, and, as a result, may personally, as limited partners, benefit from the less than market consideration having been furnished to the Trust by the Operating Partnership. The Trust believes that the consideration furnished for such contribution was fair. This transaction was approved by the independent Trustees.

The Operating Partnership will issue 118,479 Class B Units and assume approximately $.45 million in debt in connection with the termination of the advisory agreement with MARA. Mr. and Mrs. Wirth are 100% owners of MARA. The Trust believes that the total consideration for the transaction was fair. This transaction was approved by the independent Trustees.

The Intercompany Agreement between the Trust, Operating Partnership and Management Company provides certain rights to the Management Company, including a right of first refusal to lease future hotels acquired by the Trust. See "INNSUITES INNTERNATIONAL HOTELS, INC. -- INTERCOMPANY AGREEMENT". Mr. and Mrs. Wirth are 100% owners of the Management Company. The Trust believes that the terms of the Intercompany Agreement are commercially reasonable. The Intercompany Agreement was approved by the independent Trustees.

The Percentage Leases between the Operating Partnership and the Initial Lessee were not negotiated in arms-length transactions. Mr. and Mrs. Wirth are the indirect owners of 9.8% of the common stock of the Initial Lessee. The Trust believes that the Percentage Leases are commercially reasonable. The Percentage Leases were approved by the independent Trustees.

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

             CERTAIN DECLARATION OF TRUST AND STATUTORY PROVISIONS

RESTRICTIONS ON OWNERSHIP AND TRANSFER

For the Trust to qualify as a REIT under the Code, it must meet certain requirements concerning the ownership of its outstanding capital stock. Specifically, not more than 50% in value of the Trust's outstanding capital stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year), and the Trust must be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. See "FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST -- REQUIREMENTS FOR QUALIFICATION." For the purpose of preserving the Trust's REIT qualification, the Trust's Declaration contains the "Ownership Limitation Provisions," which restrict the ownership and transfer of the Trust's capital stock under certain circumstances.

The Ownership Limitation Provisions provide that, subject to certain exceptions specified in the Declaration, no person may own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than 4.9% of any class of the Trust's outstanding capital stock. The Board of Trustees may, but in no event will be required to, waive the Ownership Limit if it determines that such ownership will not jeopardize the Trust's REIT status. As a condition of such waiver, the Board of Trustees may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving the Trust's REIT status. The Ownership Limitation Provisions will not apply if the Board of Trustees determines that it is no longer in the best interests of the Trust to attempt to qualify, or to continue to qualify, as a REIT.

Any purported transfer of capital stock of the Trust and any other event that would otherwise result in any person or entity violating the Ownership Limit will be void and of no force or effect as to that number of shares in excess of the Ownership Limit. In addition, if any purported transfer of capital stock of the Trust or any other event otherwise would cause the Trust to become "closely held" under the Code or otherwise fail to qualify as a REIT under the Code (other than as a result of a violation of the requirement that a REIT have at least 100 shareholders), then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result. Also, if any purported transfer of capital stock of the Trust or any other event would otherwise cause the Trust to own, or be deemed to own by virtue of the applicable attribution provisions of the Code, 10% or more of the ownership interests in the Initial Lessee, the Management Company or in any sublessee, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result. In each of those cases, the prohibited transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit shall cease to own any right or interest) in such excess shares.

Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Trust ("Beneficiary"). The trustee of the trust, who shall be designated by the Trust and be unaffiliated with the Trust and any prohibited transferee, will be empowered to sell such excess shares to a qualified person or entity and distribute to the prohibited transferee an
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

amount equal to the lesser of the price paid by the prohibited transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such excess shares to a qualified person or entity and distribute to the prohibited transferee an amount equal to the lesser of the fair market value of such excess shares on the date of such event or the sales proceeds received by the trust for such excess shares. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions paid by the Trust with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares.

Any purported transfer of capital stock of the Trust that would otherwise cause the Trust to be beneficially owned by fewer than 100 persons will be null and void in its entirety, without regard to the number of shares, and the intended transferee will acquire no rights in such shares.

All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

Every owner of more than 4.9% (or such lower percentage as may be required by the Code or Treasury Regulations) of the outstanding shares of capital stock of the Trust must file a written notice with the Trust containing the information specified in the Declaration no later than January 30 of each year. In addition, each shareholder shall upon demand be required to disclose to the Trust in writing such information as the Trust may request in order to determine the effect on the Trust's REIT status, if any, of such shareholder's actual and constructive ownership and to ensure compliance with the Ownership Limit.

The Ownership Limitation Provisions may have the effect of precluding an acquisition of control of the Trust without approval of the Board of Trustees.

NUMBER OF TRUSTEES; REMOVAL; FILLING VACANCIES

The Declaration provides that the Board of Trustees consist of not less than five persons, subject to increase by the affirmative vote of a majority of the members of the entire Board of Trustees. At all times a majority of the Trustees shall be independent Trustees, except that upon the death, removal or resignation of an independent Trustee, such requirement shall not be applicable for sixty (60) days. Currently, there are six Trustees, three of whom are independent Trustees. The shareholders shall be entitled to vote on the election of Trustees, with each share entitled to one vote. The Board of Trustees is presently divided into three classes, comprised of two Trustees each. Trustees are elected to staggered three year terms. Any Trustee may be removed for cause by the vote of two-thirds of the remaining Trustees. The Declaration provides that, subject to any rights of holders of preferred stock, if any, and unless the Board of Trustees otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining Trustees, though less than a quorum. Any Trustee so elected may qualify as an independent Trustee only if he has received the affirmative vote of at least a majority of the remaining independent Trustees, if any. Accordingly, the Board of Trustees could temporarily prevent any shareholder from enlarging the Board of Trustees and filling the new Trusteeships with such shareholder's own nominees. Any Trustee so elected shall hold office until the next annual meeting of shareholders.

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

LIMITATION OF LIABILITY

The Declaration provides that to the maximum extent that Ohio law in effect from time to time permits the limitation of liability of Trustees and officers, no Trustee or officer of the Trust shall be liable to the Trust or its shareholders for money damages.

INDEMNIFICATION OF TRUSTEES AND OFFICERS

The Declaration and Bylaws require the Trust to indemnify its Trustees, officers, employees and agents to the fullest extent permitted from time to time by Ohio law. Ohio law permits a corporation to indemnify its trustees, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses (including attorneys fees) actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification is mandatory if the indemnified party has been successful on the merits or otherwise in the defense of any proceeding unless such indemnification is not otherwise permitted as provided in the preceding sentence. In addition to the foregoing, a court of competent jurisdiction, under certain circumstances, may order indemnification if it determines that the indemnified party is fairly and reasonably entitled thereto in view of all the relevant circumstances, unless the proceeding was an action by or in the right of the corporation or involved a determination that the indemnified party received an improper personal benefit.

AMENDMENT

The Declaration may be amended by the affirmative vote of the holders of two-thirds of the outstanding Common Shares, with the shareholders voting as a class with one vote per share.

                             PARTNERSHIP AGREEMENT

The following summary of the Partnership Agreement, and the descriptions of certain provisions thereof set forth herein, are qualified in their entirety by reference to the Partnership Agreement, which is an exhibit to the Registration Statement of which this Prospectus is a part.

MANAGEMENT

The Operating Partnership is a Delaware limited partnership and was formed pursuant to the terms of the Partnership Agreement. Pursuant to the Partnership Agreement, the Trust, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in the management and control of the Operating Partnership, and the limited partners of the Operating Partnership have no authority to transact business for, or participate in the management activities or decisions of, the Operating Partnership. However, any amendment to the Partnership Agreement that would (i) affect the conversion rights described under "-- CONVERSION RIGHTS" below, (ii) adversely affect the limited partners' rights to receive cash distributions, (iii) alter the Operating Partnership's allocations of

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

income, or (iv) impose on the limited partners any obligations to make additional contributions to the capital of the Operating Partnership, requires the consent of the limited partners holding at least a majority of the Class A and Class B Units.

TRANSFERABILITY OF INTERESTS

The Trust may not voluntarily withdraw from the Operating Partnership or transfer or assign its interest in the Operating Partnership unless the transaction in which such withdrawal or transfer occurs results in the limited partners receiving property in an amount equal to the amount they would have received had they exercised their conversion rights immediately prior to such transaction, or unless the successor to the Trust contributes substantially all of its assets to the Operating Partnership in return for an interest in the Operating Partnership. The limited partners may not transfer their interests in the Operating Partnership without the consent of the Trust, which the Trust may withhold in its sole discretion. The Trust may not consent to any transfer that would cause the Operating Partnership to be treated as a separate corporation for federal income tax purposes.

CAPITAL CONTRIBUTIONS

The Trust and the limited partners contributed cash or interests in certain of the Hotels to the Operating Partnership in exchange for partnership interests in the Operating Partnership. As required by the Partnership Agreement, immediately prior to a capital contribution by the Trust, all partners' capital accounts and the carrying value of the Operating Partnership property shall be adjusted to reflect the unrealized gain or loss attributable to the Operating Partnership property as if such gain or loss had actually been recognized immediately prior to such contribution and had been allocated to the partners at such time.

The Partnership Agreement provides that if the Operating Partnership requires additional funds at any time or from time to time in excess of funds available to the Operating Partnership from borrowing or capital contributions, the Trust may borrow such funds from a financial institution or other lender and lend such funds to the Operating Partnership on the same terms and conditions as are applicable to the Trust's borrowing of such funds. As an alternative to borrowing funds required by the Operating Partnership, the Trust may contribute the amount of such required funds as an additional capital contribution to the Operating Partnership. If the Trust so contributes additional capital to the Operating Partnership, the Trust will receive additional partnership interests in the Operating Partnership. As a result, the Trust's percentage interest in the Operating Partnership will be increased on a proportionate basis with the amount of such additional capital contributions and the value of the Operating Partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by the Trust.

The Operating Partnership may also issue additional limited partnership units in exchange for hotel properties. Such additional limited partnership units may reduce distributions to and the ownership interests of the partners in the Operating Partnership.

CONVERSION RIGHTS

Pursuant to the Partnership Agreement, the limited partners holding Class A Units may cause the Operating Partnership to convert their interests in the Operating Partnership (subject to certain restrictions) into Common Shares. To the extent that the "Ownership Limit"

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

contained in the Trust's Declaration is reached, the Trust may elect to purchase any Class A Units in excess of the Ownership Limit for cash. The conversion rights may not be exercised if the issuance of Common Shares by the Trust, as general partner, for any part of the interest in the Operating Partnership sought to be converted would (i) result in any person violating the Ownership Limit, (ii) cause the Trust to be "closely held" within the meaning of the Code,
(iii) cause the Trust to be treated as owning 10% or more of the Initial Lessee, the Management Company or any sublessee within the meaning of the Code, or (iv) otherwise cause the Trust to fail to qualify as a REIT; unless, in any case, the Operating Partnership or the Trust (as the case may be) elects, in its sole and absolute discretion, to pay the conversion amount in cash.

The conversion rights may be exercised by the limited partners, in whole or in part (in either case, subject to the above restrictions), at any time or from time to time, following the satisfaction of any applicable holding period requirements. At October 31, 1998, the aggregate number of Common Shares issuable upon exercise of the conversion rights by the limited partners was 888,311. The number of shares issuable upon the exercise of the conversion rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro rata share transactions, which otherwise would dilute the ownership interests of the limited partners or the shareholders of the Trust. Class B Units are convertible only upon the approval of the Trust's Board of Trustees.

TAX MATTERS

Pursuant to the Partnership Agreement, the Trust is the tax matters partner of the Operating Partnership and, as such, has authority to make tax elections under the Code on behalf of the Operating Partnership.

Profit and loss of the Operating Partnership generally are allocated among the partners in accordance with their respective interests in the Operating Partnership based on the number of partnership interests held by the partners.

OPERATIONS

The Partnership Agreement requires the Operating Partnership to operate in a manner that enables the Trust to satisfy the REIT classification requirements and to avoid any federal income tax liability.

DISTRIBUTIONS

The Partnership Agreement provides that the Operating Partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of the Operating Partnership's property in connection with the liquidation of the Operating Partnership) quarterly, in amounts determined by the Trust in its sole discretion, to the Partners in accordance with their respective percentage interests in the Operating Partnership. Upon liquidation of the Operating Partnership, and after payment of, or adequate provision for, debts and obligations of the Operating Partnership, including any partner loans, any remaining assets of the Operating Partnership will be distributed to all partners with positive capital account balances in accordance with those balances.

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

TERM

The Operating Partnership will continue until December 31, 2047, or until sooner dissolved upon (i) the bankruptcy, dissolution or withdrawal of the Trust as general partner (unless the limited partners elect to continue the Operating Partnership), (ii) the sale or other disposition of all or substantially all the assets of the Operating Partnership, (iii) the conversion of all limited partnership interests in the Operating Partnership (other than those held by the Trust, if any), or (iv) the election of the general partner.

                      POLICIES AND OBJECTIVES WITH RESPECT
                       TO CERTAIN ACTIVITIES BY THE TRUST

The following supplements the discussion of the Trust's growth, acquisition, development and financing strategies under the heading "THE TRUST." The Trust's policies with respect to those activities and the matters discussed below have been established by the Board of Trustees of the Trust and may be amended or revised from time to time at the discretion of the Board of Trustees without a vote of the shareholders of the Trust, except that changes in certain policies with respect to conflicts of interest must be consistent with legal requirements.

INVESTMENT POLICIES

Short-Term Investments. Prior to making any acquisitions and during the periods between the receipt of revenues and their distribution to you, we will invest our liquid assets, including any unused proceeds of this offering, in certain short-term investments. These may include:

- interest-bearing bank accounts;

- certificates of deposit;

- short-term money-market securities;

- short-term government securities;

- mortgage-backed securities guaranteed by the Government National Mortgage Association;

- mortgages insured by the Federal Housing Administration or guaranteed by the Veterans Administration; or

- mortgage loan participations purchased from banks or other financial institutions.

We may also invest in other similar types of instruments. While we reserve the right to invest in these types of securities, we have no immediate plans to do so.

Investments in Real Estate. The Trust may acquire equity interests in hotel properties other than the Hotels through the Operating Partnership or other entities controlled by the Operating Partnership, or through joint ventures or other types of co-ownership. These investments may be subject to existing mortgage financing and other indebtedness that may have priority over the equity interest of the Trust.

The Trust's current policy is to not invest more than 25% of its total assets (at the time of the investment) in any one property.

Investments in Real Estate Mortgages. While the Trust will continue to emphasize equity real estate investments, it may invest in mortgage and other real estate interests, including

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

securities of other REITs, and in nonperforming mortgages in order to acquire the underlying property. The Trust may invest in participating or convertible mortgages (which are similar to equity participation) if it may benefit from the cash flow or any appreciation in the value of the subject property. The Trust does not currently intend to invest in mortgages or securities of other REITs.

FINANCING

While its organizational documents do not contain limitations on the amount of debt it may incur, the Trust, subject to the discretion of the Board of Trustees, intends to maintain a debt to total market capitalization ratio or debt to appraised value of real estate ratio (measured at the time the debt is incurred) of not more than 50% to 55%. The Trust may from time to time re-evaluate its debt capitalization policy in light of economic conditions, relative costs of debt and equity capital, market value of its properties, acquisition, development and expansion opportunities, and other factors.

Any indebtedness may be incurred by the Operating Partnership or the Trust. Indebtedness incurred by the Trust may be in the form of bank borrowings, secured or unsecured, and publicly or privately placed debt instruments, the proceeds of which would be loaned or contributed to the Operating Partnership. Indebtedness incurred by the Operating Partnership may be in the form of purchase money obligations to the sellers of properties, publicly or privately placed debt instruments, further borrowings from the Trust, or financing from banks, institutional investors or other lenders, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in the property owned by the Operating Partnership. This indebtedness may be recourse to all or any part of the property of the Trust or the Operating Partnership, or may be limited to the specific property to which the indebtedness relates. The proceeds from any borrowings by the Trust or the Operating Partnership may be used for the payment of distributions or dividends, for working capital, or to refinance existing indebtedness or to finance acquisitions or expansions of properties. See "FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST -- REQUIREMENTS FOR QUALIFICATION" and "-- DISTRIBUTION REQUIREMENTS."

If the Board of Trustees determines to raise additional equity capital, the Board has the authority, without shareholder approval, to issue additional Common Shares or other capital stock, including preferred stock, of the Trust in any manner and on such terms and for such consideration it deems appropriate, including in exchange for hotels or other assets, provided that the Trust contributes the consideration received by it to the Operating Partnership in exchange for units or other comparable securities of the Operating Partnership. Holders of Common Shares issued in this offering will not have any preemptive right to purchase Common Shares or other securities issued in any such additional offering, and any such offering would cause a dilution of a shareholder's investment in the Trust. See "DESCRIPTION OF CAPITAL STOCK OF THE TRUST." The Trust may also cause the Operating Partnership to issue additional Class A Units or other partnership interests, including in exchange for hotels or other assets. These Class A Units or other interests may also be exchangeable into Common Shares or preferred stock of the Trust, further diluting a shareholder's investment in the Trust.

See "THE TRUST -- BUSINESS STRATEGY -- FINANCING STRATEGY" for a description of the terms of the Trust's credit facility.

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

POLICIES WITH RESPECT TO CERTAIN OTHER ACTIVITIES

The Trust has authority to offer capital shares or other securities and to repurchase or otherwise reacquire its shares or any other securities, and may engage in such activities in the future. The Trust has no outstanding loans to other entities or persons, including its officers and directors, and except as described above under " -- INVESTMENT POLICIES," does not currently intend to make loans to other entities. The Trust has not engaged, and does not currently intend to engage, in trading, underwriting or agency distribution or sale of securities of other issuers, and has not invested, and does not currently intend to invest, in the securities of other issuers (other than the Operating Partnership or in connection with the acquisition of hotel properties) for the purpose of exercising control. The Trust intends to make investments in such a way that it will not be treated as an investment company under the Investment Company Act of 1940.

The Trust intends to make investments at all times in a manner consistent with the requirements of the Code in order for the Trust to maintain its REIT qualification unless, because of changing circumstances or changes in the Code, in Treasury Regulations or in the interpretations of either, the Trust's Board of Trustees determines that it is no longer in the best interests of the Trust and its shareholders to qualify as a REIT.

CONFLICT OF INTEREST POLICY

Neither the Trust's governing instruments nor Trust policy prohibit any Trustee, officer, shareholder or affiliate from having a pecuniary interest in any investment to be acquired or disposed of by the Trust or in any transaction to which the Trust is a party or in which it has an interest.

Determinations to be made on behalf of the Trust with respect to relationships or opportunities that represent a conflict of interest for any officer or Trustee as such will be subject to the approval of the independent Trustees. See "RISK FACTORS RELATED TO THE TRUST -- RISK OF CONFLICTS OF INTEREST." In addition, Mr. Wirth and the other affiliates of InnSuites Hotels have agreed that they will conduct all of their hotel ownership, development and acquisition activities through the Trust.

The Partnership Agreement requires the Trust to resolve in favor of the Trust's shareholders any conflict of interest between those shareholders, on the one hand, and the limited partners of the Operating Partnership, on the other hand, if the conflict cannot be resolved in a manner not adverse to the interests of either group. The Partnership Agreement also exonerates the Trust from monetary damages for losses sustained, liabilities incurred or benefits not derived by limited partners in connection with any such resolution, so long as the Trust has acted in good faith.

                 SHARES AVAILABLE FOR FUTURE SALE BY THE TRUST

GENERAL

Upon completion of this offering, the Trust will have outstanding 2,738,968 Common Shares (3,038,968 if the Underwriter fully exercises its over-allotment option). The Common Shares issued in this offering will be freely tradeable by persons other than "affiliates" of the Trust, as that term is defined under the Securities Act, subject to the limitations on ownership set forth in the Declaration. See "CERTAIN DECLARATION OF TRUST AND STATUTORY PROVISIONS -- RESTRICTIONS ON OWNERSHIP AND TRANSFER."

The Trust has filed, and the Securities and Exchange Commission ("SEC") has declared effective, a registration statement with respect to 2,771,443 Class A Units of the Operating Partnership, which are convertible, at the option of the holders thereof, into Common Shares. In addition, there are 1,765,947 Class B units of the Operating Partnership outstanding. Such Class B units are convertible into Common Shares only with the approval of the Trust's Board of Trustees.

No prediction can be made as to the effect, if any, that future sales of Common Shares, or the availability of Common Shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Shares (including Common Shares issued upon the exercise of stock options), or the perception that such sales may occur, could adversely affect prevailing market prices of the Common Shares. See "RISK FACTORS RELATED TO THE MANAGEMENT COMPANY -- ABSENCE OF A PUBLIC MARKET FOR SHARES."

Pursuant to the Underwriting Agreement between the Trust and the Underwriter, the Trust has agreed, subject to certain limited exceptions, not to offer, sell, contract to sell, pledge or otherwise transfer any Common Shares (or any convertible securities or interests convertible into or exercisable or exchangeable for Common Shares) for a period of [180] days after this offering without the prior written consent of the Underwriter.

For a description of certain restrictions on transfers of Common Shares held by certain shareholders of the Trust, see "UNDERWRITING."

             FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST

The following is a summary of the material federal income tax considerations relevant to a prospective shareholder. The partnerships in which the Operating Partnership has made an investment are collectively referred to herein as the "Subsidiary Partnerships." The discussion does not purport to deal with all aspects of taxation that may be relevant to a shareholder in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES AND OF THE TRUST'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE TRUST

The Trust has made an election to be taxed as a REIT under Sections 856 through 860 of the Code. The Trust currently qualifies as a REIT and intends to continue to operate in such manner, but no assurance can be given that the Trust will continue to operate in a manner so as to remain qualified as a REIT.

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

The sections of the Code relating to REIT qualification and operation are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively. Thompson Hine & Flory LLP has acted as counsel to the Trust commencing January 30, 1998.

The Trust believes that it will continue qualifying as a REIT for its taxable year ended January 31, 1998, and that its organization and current and proposed operations will enable it to continue qualifying as a REIT for its taxable year ended January 31, 1999 and in the future. The Trust has obtained an opinion of Thompson Hine & Flory LLP as to its REIT qualifications beginning with its fiscal year ended January 31, 1999. Investors should be aware, however, that opinions of counsel are not binding upon the Service or any court. It must be emphasized that the opinion of Thompson Hine & Flory LLP is based on various assumptions and is conditioned upon certain representations made by the Trust as to factual matters. These representations include the nature of the Trust's properties and the future conduct of its business. Such factual assumptions and representations are described below. Moreover, continued REIT qualification and taxation depend upon the Trust's continuing ability to meet on a continuing basis, through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Code. These tests are described below in further detail. Thompson Hine & Flory LLP will not review the Trust's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Trust's operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see " -- FAILURE TO QUALIFY."

If the Trust continues to qualify for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is distributed currently to the shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. However, the Trust will incur federal income tax in the following circumstances:

- the Trust will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains;

- under certain circumstances, the Trust may be subject to the "alternative minimum tax" under Section 55 of the Code;

- if the Trust has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income;

- if the Trust has net income from prohibited transactions (generally, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax;

- if the Trust should fail the 75% or 95% gross income tests (as discussed below), and it nonetheless maintains its REIT qualification because certain other requirements have been met, it will be subject to a 100% tax on the greater of the amount by which the Trust fails the 75% or 95% gross income tests;

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

- if the Trust fails to distribute during each calendar year at least the sum of
  (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Trust would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed; and

- if the Trust makes an election pursuant to IRS Notice 88-19 and it acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Trust's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Trust recognizes gain on the disposition of that asset during the next ten years, then to the extent of such asset's built-in gain (i.e., the excess of the fair market value of such asset at the time of acquisition by the Trust over the adjusted tax basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated).

REQUIREMENTS FOR QUALIFICATION

The Code defines a REIT as a corporation, trust or association:

- that is managed by one or more trustees or directors;

- the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

- that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

- that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

- the beneficial ownership of which is held by 100 or more persons;

- not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year ("5/50 Rule");

- that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status;

- that uses a calendar year for federal income tax purposes unless the REIT (such as the Trust) uses a fiscal year and was in existence as a REIT for any taxable year beginning on or before October 4, 1976, and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and

- that meets certain other tests, described below, regarding the nature of its income and assets.

The Code provides that the first four requirements must be met during the entire taxable year and that the fifth requirement must be met during at least 335 days of a 12 month taxable year, or during a proportionate part of a shorter taxable year. Moreover, the fifth and sixth requirements will not apply until after the first taxable year a REIT election is made. The Trust has issued and will issue sufficient Common Shares in sufficient diversity of ownership to allow it to satisfy the fifth and sixth requirements. In addition, the Trust's Declaration

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

provides for restrictions regarding transfer of its Common Shares to assist the Trust in continuing to satisfy the share ownership requirements described in the fifth and sixth requirements above. See "CERTAIN DECLARATION OF TRUST AND STATUTORY PROVISIONS -- RESTRICTIONS ON OWNERSHIP AND TRANSFER."

For purposes of determining stock ownership under the 5/50 Rule, (i) a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered to be an individual shareholder, and (ii) stock held by a trust that is a qualified trust under Section 401(a) of the Code is treated as held by each of the Trust's beneficiaries in proportion to their actuarial interests in the pension trust for purposes of the 5/50 Rule.

The Trust owns a corporate subsidiary, RRF Sub Corp., which the Trust believes to be a "qualified REIT subsidiary." (A qualified REIT subsidiary is any corporation wholly-owned by a REIT.) As such, RRF Sub Corp. is disregarded for federal income tax purposes and all assets, liabilities and items of income, deduction and credit of RRF Sub Corp. are treated as assets, liabilities and items of the Trust itself.

If a REIT is a partner in a partnership, then the Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the partnership's assets and will be deemed to be entitled to its proportionate share of the partnership's gross income. In addition, the character of the partnership's assets and gross income will retain the same character in the hands of the REIT for purposes of the gross income and asset tests of Section 856 of the Code, described below. Thus, the Trust's proportionate share of the Operating Partnership's assets, liabilities and items of income (and of any lower tier partnership) will be treated as the Trust's assets and gross income for purposes of applying the requirements described herein.

INCOME TESTS

In order for the Trust to maintain its REIT qualification, there are two gross income requirements that must be satisfied annually. First, at least 75% of the Trust's gross income (excluding gross income from prohibited transactions) for each taxable year must be income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Trust's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock, securities and real property that do not constitute dealer property, or from any combination of the foregoing.

Rents received by the Trust will qualify as "rents from real property" and satisfy the gross income requirements described above only if the following conditions are met:

- the amount of rent must not be based in whole or in part on the income or profits of any person; however, an amount generally will not be excluded from "rents from real property" solely for being based on a fixed percentage or a percentage of receipts or sales.

- the Code provides that rents received from a tenant will not qualify as "rents from real property" if the Trust, or an owner of 10% or more of the Trust, directly or constructively owns 10% or more of such tenant; included in the 10% ownership calculation is the attribution of certain interests held by family members, corporations (if such owner owns

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

  more than 10% of the value of the outstanding shares), partnerships (if such person owns 25% or more of the capital or profits) or certain partners of any such person.

- if rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, then the portion of the rent attributable to such personal property will not qualify as "rents from real property"; and

- for rents received to qualify as "rents from real property," the Trust generally must not operate or manage the leased property or furnish or render more than a de minimis amount of services to the tenants of such property, other than through an "independent contractor" from whom the Trust derives no revenue. The "independent contractor" requirement, however, does not apply if the services provided by the Trust are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."

Pursuant to the current Percentage Leases, the Initial Lessee leases from the Operating Partnership and the Subsidiary Partnerships (as defined below) and RRF Sub Corp. the land, buildings, improvements, furnishings, and equipment comprising the Hotels for a ten-year period. These Percentage Leases provide that the Initial Lessee is obligated to pay the Operating Partnership or RRF Sub Corp., as the case may be, (i) the greater of a fixed base rent or a percentage rent (collectively, "Rents") and (ii) certain other amounts, including interest accrued on any late payments or charges ("Additional Charges"). The percentage rent is calculated by multiplying fixed percentages by the gross room revenues and food and beverage revenues for each of the Hotels in excess of certain levels. The base rent accrues and is required to be paid monthly without regard to Hotel revenues. For purposes of this section, the term "Operating Partnership" includes the Subsidiary Partnerships and RRF Sub Corp. when the context requires.

In order for the Rents and the Additional Charges to constitute "rents from real property," the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Percentage Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including:

- the intent of the parties;

- the form of the agreement;

- the degree of control the property owner retains over the property (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee is required simply to use its best efforts to perform its obligations under the agreement); and

- the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property).

In addition, Section 7701(e) of the Code provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:

- the service recipient is in physical possession of the property;

- the service recipient controls the property;

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

- the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the service recipient shares the risk that the property will decline in value, the service recipient shares in any appreciation in the value of the property, the service recipient shares in savings in the property's operating costs, or the service recipient bears the risk of damage to or loss of the property);

- the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

- the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient; and

- the total contract price does not substantially exceed the rental value of the property for the contract period.

Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

The Trust believes that the Percentage Leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

- the Operating Partnership and the Initial Lessee intend for their relationship to be that of a lessor and lessee and such relationship will be documented by lease agreements;

- the Initial Lessee has the right to exclusive possession and use and quiet enjoyment of the Hotels during the term of the Percentage Leases;

- the Initial Lessee bears the cost of, and will be responsible for, day-to-day maintenance and repair of the Hotels, other than the cost of maintaining underground utilities and structural elements, and will dictate how the Hotels are operated, maintained and improved;

- the Initial Lessee bears all of the costs and expenses of operating the Hotels (including the cost of any inventory and supplies used in their operation) during the term of the Percentage Leases (other than real and personal property taxes, and the cost of replacement or refurbishment of furniture, fixtures and equipment, to the extent such costs do not exceed the allowance for such costs provided by the Operating Partnership under each Percentage Lease);

- the Initial Lessee benefits from any savings in the costs of operating the Hotels during the term of the Percentage Leases;

- in the event of damage or destruction to a Hotel, the Initial Lessee will be at economic risk as it will be obligated to either (i) restore the property to its prior condition, in which event it will bear all costs of such restoration or (ii) purchase the Hotel for an amount generally equal to the Operating Partnership's investment in the property;

- the Initial Lessee will indemnify the Operating Partnership against all liabilities imposed on the Operating Partnership during the term of the Percentage Leases by reason of (i) injury to persons or damage to property occurring at the Hotels or (ii) the Initial Lessee's use, management, maintenance or repair of the Hotels;

- the Initial Lessee is obligated to pay substantial fixed rent for the period it uses the Hotels; and

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

- the Initial Lessee stands to incur substantial losses (or reap substantial gains) depending on how successfully it operates the Hotels.

INVESTORS SHOULD BE AWARE THAT THERE ARE NO CONTROLLING TREASURY REGULATIONS, PUBLISHED RULINGS, OR JUDICIAL DECISIONS INVOLVING LEASES WITH TERMS SUBSTANTIALLY THE SAME AS THE PERCENTAGE LEASES THAT DISCUSS WHETHER SUCH LEASES CONSTITUTE TRUE LEASES FOR FEDERAL INCOME TAX PURPOSES. THEREFORE, THE RELATIONSHIP BETWEEN THE OPERATING PARTNERSHIP AND THE INITIAL LESSEE IS BASED UPON ALL OF THE FACTS AND CIRCUMSTANCES AND UPON RULINGS AND JUDICIAL DECISIONS INVOLVING SITUATIONS THAT ARE CONSIDERED TO BE ANALOGOUS. THERE CAN BE NO COMPLETE ASSURANCE THAT THE SERVICE WILL NOT ASSERT SUCCESSFULLY A CONTRARY POSITION. If the Percentage Leases were recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that the Operating Partnership receives from the Initial Lessee may not be considered rent or may not otherwise qualify as "rents from real property." In that case, the Trust likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

In order for the Rents to constitute "rents from real property," several other requirements also must be satisfied. Rents attributable to personal property leased in connection with the lease of the real property must not exceed 15% of the total Rents received under the Percentage Lease. For purposes of this calculation, Rents attributable to the personal property in a Hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the adjusted bases of the personal property in the Hotel at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property comprising the Hotel at the beginning and at the end of the such taxable year. The Trust believes that the initial adjusted basis of the personal property in each Hotel was less than 15% of the initial adjusted bases of both the real and personal property comprising such hotel. There can be no assurance, however, that the Service would not challenge this determination. If such a challenge were successfully asserted, the Trust could fail this 15% test for one or more of the Percentage Leases, which in turn potentially could cause it to fail to satisfy the 95% or 75% gross income tests and thus lose its REIT status.

Another requirement for qualification of the Rents as "rents from real property" is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as "rents from real property" if it is based on a percentage of receipts or sales and the percentages (i) are fixed at the time the Percentage Leases are entered into,
(ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing percentage rent on income or profits, and (iii) conform with normal business practice. More generally, the percentage rent will not qualify as "rents from real property" if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice but is instead used as a means of basing the percentage rent on income or profits.

Since percentage rent is based on fixed percentages of the gross revenues from the Hotels that are established in the Percentage Leases and the Trust represents that the percentages (i) will not be renegotiated during the terms of the Percentage Leases in a manner that has the effect of basing the percentage rent on income or profits and (ii) conform with normal business practice, percentage rent paid to the Operating Partnership should not be considered based in whole or in part on the income or profits of any person. Furthermore, the Trust represents that, with respect to other hotel properties that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any

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

person (except by reason of being based on a fixed percentage of gross revenues, as described above).

A third requirement to qualify the Rents as "rents from real property" is that the Trust must not own, directly or constructively, 10% or more of the Initial Lessee, the Management Company (as a future lessee of hotels), or any sublessee. The constructive ownership rules generally provide that, if 10% or more in value of the shares of the Trust are owned, directly or indirectly, by or for any person, the Trust deemed to own the ownership interests in any lessee that are owned, directly or indirectly, by or for such person. In other words, if any person, directly or indirectly, owns 10% or more in value of the Trust's shares and owns 10% or more of the shares of the Initial Lessee, the Management Company or any sublessee, the Trust will be deemed to own 10% or more of the Initial Lessee, the Management Company or the sublessee. The Trust does not currently own, directly or constructively, any ownership interest in the Initial Lessee, the Management Company or any sublessee. In addition, the Partnership Agreement provides that a limited partner will not be permitted to convert his or her Operating Partnership units into Trust Common Shares (unless the Trust elects, in its sole discretion, to pay cash in lieu of Common Shares) to the extent that his or her conversion would result in the Trust being treated as owning, directly or constructively, 10% or more of the ownership interests of the Initial Lessee, the Management Company or any sublessee. Thus, the Trust should never own, directly or constructively, 10% or more of the Initial Lessee, the Management Company or any sublessee. Furthermore, the Trust represents that, with respect to other hotel properties that it acquires in the future, it will not rent any property to a related party. However, because the Code's constructive ownership rules are broad and it is not practicable to monitor continually direct and indirect transfers of Common Shares, no absolute assurance can be given that such transfers or other events of which the Trust has no knowledge will not cause the Trust to own constructively 10% or more of the Initial Lessee, the Management Company or a sublessee at some future date.

A fourth requirement to qualify the Rents as "rents from real property" is that the Trust cannot furnish or render (i) impermissible services to the Initial Lessee, the Management Company or the tenants of the Hotels, or manage or operate the Hotels, other than through an independent contractor from whom the Trust itself does not derive or receive any income, or (ii) impermissible services to the Initial Lessee or the Management Company, except in either case to a de minimis extent. Provided that the Percentage Leases are respected as true leases, the Trust should satisfy this requirement as the Operating Partnership does not and will not perform any services other than customary ones for the Initial Lessee or the Management Company. Furthermore, the Trust represents that, with respect to other hotel properties that it acquires in the future, it will not perform noncustomary services with respect to any tenant. As described above, however, if the Percentage Leases are recharacterized as service contracts or partnership agreements, the Rents likely would be disqualified as "rents from real property" as the Trust would be considered to furnish or render services to the occupants of the Hotels, and to manage or operate the Hotels other than through an independent contractor who is adequately compensated and from whom the Trust derives or receives no income.

If the Rents do not qualify as "rents from real property" because the rents attributable to personal property exceed 15% of the total Rents for a taxable year, the portion of the Rents attributable to personal property will not be qualifying income for either the 75% or 95% gross income tests. Thus, if the Rents attributable to personal property, plus any other nonqualifying income, during a taxable year exceed 5% of the Trust's gross income during the year, the Trust would lose its REIT status. If, however, the Rents do not qualify as "rents from real property" because (i) the Percentage Rent is considered based on income or profits of the Initial Lessee or the Management Company, (ii) the Trust owns, directly or constructively, 10% or more of the Initial Lessee or the Management Company, or (iii) the Trust furnishes noncustomary services to the Initial Lessee or the Management Company (other than to a de minimis extent) or manages or operates the Hotels, none of the Rents would qualify as "rents from real property." In that case, the Trust likely would lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income tests.

In addition to the Rents, the Initial Lessee is and the Management Company will be required to pay to the Operating Partnership the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts that the Initial Lessee is and the Management Company will be obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as "rents from real property." If, however, the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges, the Additional Charges should not qualify as "rents from real property," but should be treated as interest that qualifies for the 95% gross income test.

The Trust believes that the Rents and the Additional Charges will qualify as "rents from real property" for purposes of the 75% and 95% gross income tests, except to the extent that the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges (which will be qualifying gross income for the 95% test, but not the 75% test). However, there can be no complete assurance that the Internal Revenue Service will not assert successfully a contrary position and, therefore, if successful, would prevent the Trust from qualifying as a REIT.

The term "interest," as defined for purposes of the 75% gross income test, generally does not include any amount received or accrued (directly or indirectly) which is based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan is based on the residual cash proceeds from sale of the property securing the loan and the loan contains a "shared appreciation provision" (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property and not as qualifying interest.

The net income from any prohibited transaction entered into by the Trust is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. All inventory required to operate of the Hotels will be purchased by the Initial Lessee or the Management Company or their designees as required by the terms of the Percentage Leases. Accordingly, the Trust and the Operating Partnership believe that no asset owned by the Trust or the Operating Partnership is held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of the Trust or the Operating Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to the particular property. Nevertheless, the Trust and the Operating Partnership will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Trust or the Operating Partnership can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

The Trust will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualified income under the 75% gross income test), less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is defined as any real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness that such property secured and (ii) for which such REIT makes a proper election to treat such property as foreclosure property. However, a REIT will not be considered to have foreclosed on a property where such REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor.

Under the Code, property generally ceases to be foreclosure property as of the close of the third taxable year following the taxable year in which the REIT acquired such property (or longer if an extension is granted by the Secretary of the Treasury). The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day (i) on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify under the 75% gross income test, (ii) on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent) or (iii) which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income). As a result of the foreclosure property rules, if the Initial Lessee or the Management Company would default on their obligations under a Percentage Lease for a hotel, the Trust terminates the leasehold interest, and the Trust is unable to find a replacement lessee for such hotel within 90 days of such foreclosure, gross income from hotel operations conducted by the Trust from such hotel would cease to qualify for the 75% and 95% gross income tests. In such event, the Trust likely would be unable to satisfy the 75% and 95% gross income tests and, thus, would fail to qualify as a REIT.

It is possible that, from time to time, the Trust or the Operating Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts and options. To the extent that the Trust or the Operating Partnership enters into an interest rate swap, cap, or other contract to hedge any interest rate risk with respect to indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test. To the extent that the Trust or the Operating Partnership hedges with other types of financial instruments or in other situations, it is unclear how income from those transactions will be treated for purposes of the various REIT income tests. The Trust intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

If the Trust fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions will be generally available if the Trust's failure to meet such tests is due to (i) reasonable cause and not due to willful neglect, (ii) the Trust attaches a schedule of the sources of its income to its return, and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Trust would be entitled to the benefit of those relief provisions. As discussed above in " -- TAXATION OF THE TRUST," even if those relief provisions apply, a tax would be imposed with respect to the net income attributable to the excess of 75% or 95% of the Trust's gross income over its qualifying income in the relevant category, whichever is greater.

ASSET TESTS

The Trust, at the close of each quarter of its tax year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Trust's total assets must be cash or cash items (including certain receivables), government securities, "real estate assets" and, in cases in which the Trust raises new capital through stock or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following the Trust's receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property (to the extent the mortgage balance does not exceed the value of the associated real property), and shares of other REITs. For purposes of the 75% asset requirement, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in real property and an option to acquire real property (or a leasehold in real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Trust may not exceed 5% of the value of the Trust's total assets, and the Trust may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the Operating Partnership and Subsidiary Partnership or the stock of a subsidiary with respect to which it has held 100% of the stock at all times during the subsidiary's existence).

For purposes of the asset requirements, the Trust will be deemed to own its proportionate share of the assets of the Operating Partnership (and any Subsidiary Partnership), rather than its general partnership interest in the Operating Partnership. The Trust represents that, at all relevant times, (i) at least 75% of the value of its total assets will be represented by real estate assets, cash and cash items (including receivables), or government securities and (ii) it will not own any securities that do not satisfy the 75% asset requirement (except for the stock of subsidiaries with respect to which it has held 100% of the stock at all times during the subsidiary's existence). In addition, the Trust represents that it will not acquire or dispose, or cause the Operating Partnership to acquire or dispose, of assets in a way that would cause it to violate either asset requirement. The Trust believes that it currently satisfies both asset requirements.

If the Trust should fail inadvertently to satisfy the asset requirements at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if (i) it satisfied all of the
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asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Trust's assets and the standards imposed by the asset requirements either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (i.e., the discrepancy arose from changes in the market values of its assets). If the condition described in clause (ii) of the preceding sentence were not satisfied, the Trust still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

DISTRIBUTION REQUIREMENTS

The Trust, in order to maintain its REIT qualification, must distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of its REIT taxable income (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such dividends must be paid in the tax year to which they relate, or in the following tax year if declared before the Trust timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Trust does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates (in the case of capital gains taxes paid by the Trust, each shareholder shall be entitled to claim a tax credit based on the amount of such taxes. See "TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS"). Furthermore, if the Trust should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Trust would be subject to a 4% nondeductible excise tax on undistributed amounts. The Trust has made, and intends to continue to make, timely distributions sufficient to satisfy all annual distribution requirements.

It is possible that, from time to time, the Trust may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of those expenses in arriving at its REIT taxable income. For example, under the Percentage Leases, the Initial Lessee may defer payment of the excess of the percentage rent over the base rent for a period of up to 90 days after the end of the calendar year in which such payment was due. In that case, the Operating Partnership still would be required to recognize as income the excess of the percentage rent over the base rent in the calendar quarter to which it relates. Further, it is possible that, from time to time, the Trust may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds its allocable share of cash attributable to that sale. Therefore, the Trust may have less cash available for distribution than is necessary to meet its annual distribution requirements to avoid corporate income tax or the excise tax. In such a situation, the Trust may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional shares of common or preferred stock.

Under certain circumstances, the Trust may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in the Trust's deduction for dividends paid for the earlier year. Although the Trust may be able to avoid being taxed on amounts distributed as

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

deficiency dividends, it will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

RECORDKEEPING REQUIREMENT

For tax years beginning before August 6, 1997, in order to maintain its REIT qualification, the Trust must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding capital stock. For tax years beginning after August 5, 1997, the Trust must satisfy these rules to prevent a penalty. The Trust intends to comply with such requirements.

PARTNERSHIP ANTI-ABUSE RULE

The Treasury Department has issued a final regulation ("Anti-Abuse Rule"), under the partnership provisions of the Code, that would authorize the Service, in certain abusive transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as it deems appropriate. The Anti-Abuse Rule would apply where a partnership is formed or availed of in connection with a transaction (or series of related transactions), a principal purpose of which is to reduce substantially the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the Code's partnership provisions. The Anti-Abuse Rule states that the Code's partnership provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible economic arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income, without incurring an entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for the transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners' aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Code's partnership provisions. The Anti-Abuse Rule is generally effective for all transactions relating to a partnership occurring on and after May 12, 1994.

The Anti-Abuse Rule contains an example in which a corporation that elects to be treated as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partner interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the Code's partnership provisions and, thus, cannot be recast by the Service.

The Trust believes that the Anti-Abuse Rule will not have any adverse impact on its ability to qualify as a REIT. However, because the Anti-Abuse Rule is extraordinarily broad in scope and is applied based on an analysis of all of the facts and circumstances, there can be no assurance that the Service will not attempt to apply the Anti-Abuse Rule to the Trust. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, which includes disregarding the Operating Partnership for federal tax purposes or treating one or more of its partners as nonpartners. Any such action potentially could jeopardize the Trust's status as a REIT.

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

FAILURE TO QUALIFY

If the Trust fails to qualify as a REIT in any taxable year, and the relief provisions do not apply, the Trust would be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate income tax rates. Dividends to the shareholders in any year in which the Trust fails to qualify would not be deductible by the Trust, or required to be made. In such event, to the extent of current and accumulated earnings and profits, all dividends to shareholders, if any, would be taxable as ordinary income and, subject to certain limitations of the Code, corporate shareholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Trust also would be disqualified from taxation as a REIT for the four taxable years following the year during which the Trust ceased to qualify as a REIT, unless the Trust would be entitled to such statutory relief.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

Provided the Trust continues to qualify as a REIT, distributions made to the Trust's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be considered as ordinary income to those U.S. shareholders and will not be eligible for the dividends received deduction for corporate shareholders. Each year the Trust will designate a certain amount of its dividends as capital gain dividends. Such amount will be taxed as long-term capital gains (to the extent they do not exceed the Trust's actual net capital gain for the taxable year) without regard to the shareholder's holding period for its Common Shares and will be subject to a credit if it is not currently distributed to such shareholder. Corporate shareholders, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted tax basis of the shareholder's Common Shares, but rather such distributions will reduce the adjusted tax basis of such Common Shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted tax basis of a shareholder's Common Shares, they will be included in income as long-term capital gain (or short-term capital gain if the Common Shares have been held for one year or less). Any dividend declared by the Trust in October, November, or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Trust and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Trust during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Trust.

The Trust may elect under the Code to retain and pay income tax on its net capital gain for any taxable year. Under the Taxpayer Relief Act of 1997 (the "1997 Act"), however, if the Trust so elects, a shareholder must include in income such shareholder's proportionate share of the Trust's undistributed capital gain for the taxable year and will be deemed to have paid such shareholder's proportionate share of the income tax paid by the Trust with respect to such undistributed capital gain. This deemed tax payment would be credited against the shareholder's tax liability and subject to normal refund procedures. In addition, each shareholder's tax basis in its Common Shares would be increased by the amount of undistributed capital gain (less the tax paid by the Trust) included in the shareholder's income.

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

The 1997 Act, the IRS Restructuring and Reform Act of 1998 (the "1998 Act") and the Tax and Trade Relief Act of 1998 also altered the taxation of capital gain income for individuals (and for certain trusts and estates). Gain from the sale or exchange of certain investments held for more than 12 months will be taxed at a maximum capital gain rate of 20% if such sale or exchange occurred either (i) after May 6, 1997 and before July 29, 1997, or (ii) in tax years ending after December 31, 1997. Gain from the sale or exchange of certain investments held for 18 months or less, but for more than one year, will be taxed at a maximum capital gain rate of 28% if such sale or exchange occurred either (i) before May 7, 1997, or (ii) after July 28, 1997 and before January 1, 1998. The 1997 Act also provides a maximum rate of 25% for "unrecaptured Section 1250 gain" recognized on the sale or exchange of certain real estate assets, introduces special rules for "qualified 5-year gain," and makes certain other changes to prior law. The Tax and Trade Relief Act of 1998 generally provides that the 20% capital gains tax rate applies to capital gain dividends made after December 31, 1997 even though the underlying property (i) was sold or exchanged by the REIT after July 28, 1997 and before January 1, 1998 and (ii) such property was held by the REIT more than one year but less than 18 months on the date of sale or exchange.

In general, any loss upon a sale or exchange of Common Shares held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Trust required to be treated by that shareholder as long-term capital gain.

BACKUP WITHHOLDING

The Trust will report to its U.S. shareholders and the Service the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless the shareholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Trust with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

The Service has ruled that dividends of a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by certain tax-exempt entities. Based on that ruling, provided that a tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its REIT shares as "debt financed property" within the meaning of the Code (generally shares of common stock, the acquisition of which was financed through a borrowing by the tax-exempt shareholder) and such shares are not otherwise used in a trade or business, dividend income from the Trust will not be UBTI to such tax-exempt shareholder. Similarly, income from the sale of REIT shares will not constitute UBTI unless such tax-exempt shareholder has held such shares as "debt financed property" within the meaning of the Code or has used the shares in a trade or business.

For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20),

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

respectively, income from an investment in the Trust will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Trust. Such prospective investors should consult their own tax advisors concerning these set aside and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" shall be treated as UBTI as to any trust which (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code, and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself), and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or (b) one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (ii) the total gross income of the REIT. A de minimis exception applies if the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts. In order to facilitate the Trust's qualification as a REIT and to avoid the Trust being treated as a pension-held REIT under Section 856(h)(3)(D) of the Code, all entities (other than members of the Wirth Family), including trusts to which the provisions of Section 856(h)(3)(A)(i) of the Code apply, are prohibited by the Declaration from owning, either directly or under the applicable attribution rules, more than 4.9% of the value of the Trust's outstanding Common Shares.

TAXATION OF FOREIGN SHAREHOLDERS

THE RULES GOVERNING UNITED STATES FEDERAL INCOME TAXATION OF NONRESIDENT ALIEN INDIVIDUALS, FOREIGN CORPORATIONS, FOREIGN PARTNERSHIPS, AND OTHER FOREIGN SHAREHOLDERS (COLLECTIVELY, "NON-U.S. SHAREHOLDERS") ARE COMPLEX, AND NO ATTEMPT WILL BE MADE HEREIN TO PROVIDE MORE THAN A SUMMARY OF THESE RULES. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN SHARES, INCLUDING ANY REPORTING REQUIREMENTS, AS WELL AS THE TAX TREATMENT OF SUCH INVESTMENT UNDER THEIR HOME COUNTRY LAWS.

Distributions that are not attributable to gain from sales or exchanges by the Trust of United States real property interests and are not designated by the Trust as capital gain dividends will be treated as ordinary dividends to the extent that they are made out of current or accumulated earnings and profits of the Trust. These distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. If income from the investment in the Trust's Common Shares is treated as "effectively connected" with the Non-U.S. Shareholder's conduct of a United States trade or business, however, the Non-U.S. Shareholder generally
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

will be subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these distributions (and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation). The Trust expects to withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (a) a lower treaty rate applies and the Non-U.S. Shareholder files certain information evidencing its entitlement to such lower treaty rate or (b) the Non-U.S. Shareholder files an IRS Form 4224 with the Trust claiming that the distribution is "effectively connected" income.

Distributions in excess of current and accumulated earnings and profits of the Trust will not be taxable to a Non-U.S. Shareholder to the extent that these distributions do not exceed the adjusted tax basis of the shareholder's Common Shares, but rather such distributions will reduce its adjusted tax basis. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted tax basis of a Non-U.S. Shareholder's shares, they will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of its Common Shares, as described below. The Trust may not be able to determine at the time a distribution is made to what extent such distribution will exceed current and accumulated earnings and profits. Therefore, such distributions will be subject to withholding at the same rate as ordinary dividends if such determination cannot be made. Amounts thus withheld are refundable, however, if it is subsequently determined that the distribution was, in fact, in excess of current and accumulated earnings and profits of the Trust.

For any year in which the Trust qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Trust of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Shareholder as if the gain were "effectively connected" with a United States business. Non-U.S. Shareholders would therefore be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty exemption. The Trust is required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by the Trust as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder FIRPTA tax liability and a refund may be obtained if the amount withheld exceeds the Non-U.S. Shareholder's U.S. tax liability.

Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if the Trust is a REIT in which at all times during a specified testing period less than 50% in value of its Common Shares were held directly or indirectly by foreign persons (a "domestically controlled Trust"). It is currently anticipated that the Trust will be a domestically controlled REIT, and therefore the sale of Common Shares will not be subject to taxation under FIRPTA. Gain not subject to FIRPTA, however, will be taxable to a Non-U.S. Shareholder if (a) investment in the Common Shares is "effectively connected" with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to the gain, or (b) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

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

If the proceeds of a disposition of Common Shares are paid by or through a United States office of a broker, the payment is subject to information reporting and backup withholding unless the disposing Non-U.S. Shareholder certifies as to his or her name, address and non-United States status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds made outside of the United States through a non-United States office of a non-United States broker. United States information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the United States if (a) the payment is made through an office outside the United States of a broker that is either (i) a United States citizen, (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or
(iii) a "controlled foreign corporation" for United States federal income tax purposes, and (b) the broker fails to initiate documentary evidence that the shareholder is a Non-U.S. Shareholder and that certain conditions are met or that the Non-U.S. Shareholder otherwise is entitled to an exemption.

OTHER TAX CONSEQUENCES

The 1997 Act modifies many of the provisions relating to the requirements for qualification as, and the taxation of, a REIT. Among other things, the 1997 Act
(i) replaces the rule disqualifying a REIT for any year in which the REIT fails to comply with Treasury Regulations that are intended to enable a REIT to ascertain its ownership, with an intermediate penalty for failing to do so; (ii) permits a REIT to render a de minimis amount of impermissible services to tenants, or in connection with the management or operation of property, and still treat amounts received with respect to that property as "rents from real property"; (iii) permits a REIT to elect to retain and pay income tax on net long-term capital gains; (iv) repeals a rule requiring that less than 30% of a REIT's gross income be derived from gain from the sale or other disposition of stock or securities held for less than one year, certain real property held for less than four years, and property that is sold or disposed of in a prohibited transaction; (v) lengthens the original grace period for foreclosure property from two years after the REIT's acquisition to a period ending on the last day of the third full tax year following the tax year in which the property was acquired; (vi) considers income from all hedges that reduce the interest rate risk of REIT liabilities, not just interest rate swaps and caps, as qualifying income under the 95% gross income test; and (vii) permits any corporation wholly-owned by a REIT to be treated as a qualified subsidiary, regardless of whether the corporation has always been owned by a REIT. The modifications are effective for taxable years beginning after August 5, 1997. Thus, these changes will apply to the operation of the Trust.

Prospective shareholders should recognize that the present federal income tax treatment of the Trust may be modified by future legislative, judicial or administrative actions or decisions at any time, which may be retroactive in effect. As a result, any such action or decision may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Service and the Treasury Department, resulting in statutory changes as well as promulgation of new, or revisions to existing Treasury Regulations and revised interpretations of established concepts. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting the Trust or its

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

shareholders. Revisions in federal income tax laws and interpretations thereof could adversely affect the tax consequences of an investment in the Trust.

The Trust and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Trust and its shareholders may not conform to the federal income tax consequences discussed above. CONSEQUENTLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE TRUST.

                    TAX ASPECTS OF THE OPERATING PARTNERSHIP

The following discussion summarizes certain federal income tax considerations applicable to the Trust's investment in the Operating Partnership. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

CLASSIFICATION AS A PARTNERSHIP

The Trust is entitled to include in its income its distributive share of the Operating Partnership's income (including the Operating Partnership's distributive share of Subsidiary Partnership income) and to deduct its distributive share of the Operating Partnership's losses (including the Operating Partnership's distributive share of Subsidiary Partnership losses) only if the Operating Partnership (and each Subsidiary Partnership) is classified for federal income tax purposes as a partnership rather than as an association taxable as a corporation. An organization formed as a partnership will be treated as a partnership if it (i) is organized under state law as a partnership and (ii) is not a "publicly traded" partnership. The Operating Partnership is organized under Delaware limited partnership law. A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will not, however, be taxed as a corporation for any taxable year if 90% or more of the partnership's gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends. Whether, for any particular period, the Operating Partnership or a Subsidiary Partnership will satisfy this passive income exception will depend upon the facts and circumstances applicable to the Operating Partnership or the Subsidiary Partnership for such period.

The Service has issued Notice 88-75, providing limited safe harbors from the definition of a publicly traded partnership in advance of the issuance of Treasury Regulations. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradeable on a secondary market or the substantial equivalent thereof if (i) all of the partnership interests are issued in a transaction that is not registered under the Securities Act of 1933, as amended, and (ii) the partnership does not have more than 500 partners (taking into account as a partner each person who indirectly owns an interest in the partnership through a partnership, grantor trust, or S corporation). The Operating Partnership and each Subsidiary Partnership satisfy the Private Placement Exclusion.

The Treasury Department recently issued regulations ("PTP Regulations") that limit the Private Placement Exclusion to partnerships that have no more than 100 partners at any time during the taxable year. The Operating Partnership and the Subsidiary Partnerships do not have more than 100 partners (taking into account indirect ownership of such partnerships through partnerships, grantor trusts, and S corporations). Thus, the Operating Partnership and

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

each Subsidiary Partnership should satisfy the Private Placement Exclusion, as modified by the PTP Regulations. If, however, the Operating Partnership or any Subsidiary Partnership were treated as publicly traded and the 90% passive income exception did not apply, the Trust would not be able to satisfy the income and assets requirements for REIT status.

The Trust believes that the Operating Partnership and each Subsidiary Partnership are properly treated as partnerships for federal income tax purposes and are not associations taxable as corporations. The Operating Partnership has not requested, and does not intend to request, a ruling from the Service that it or any of the Subsidiary Partnerships will be classified as a partnership for federal income tax purposes.

EFFECT OF FAILURE TO QUALIFY AS A PARTNERSHIP

If for any reason the Operating Partnership or a Subsidiary Partnership were taxed as a corporation, rather than as a partnership, for federal income tax purposes, the Trust would not be able to satisfy the income and asset requirements for REIT status. See "FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST -- INCOME TESTS" AND "FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST -- ASSET TESTS." In addition, any change in the Operating Partnership's or a Subsidiary Partnership's status for tax purposes might be treated as a taxable event, in which case the Trust might incur a tax liability without any related cash distribution. See "FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST
 -- DISTRIBUTION REQUIREMENTS." Further, items of income and deduction of the Operating Partnership and the Subsidiary Partnerships would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, the Operating Partnership or a Subsidiary Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute distributions that would not be deductible in computing the Operating Partnership's or a Subsidiary Partnership's taxable income.

INCOME TAXATION OF THE OPERATING PARTNERSHIP, THE SUBSIDIARY PARTNERSHIPS AND THEIR PARTNERS

Partners, Not the Operating Partnership, Subject to Tax. The Operating Partnership is not a taxable entity for federal income tax purposes. Rather, the Trust is required to take into account its allocable share of the Operating Partnership's income, gains, losses, deductions, and credits for any Operating Partnership tax year ending within or with the tax year of the Trust, without regard to whether the Trust has received or will receive any distribution of the Operating Partnership. Such items will include the Operating Partnership's available share of income, gain, loss, deductions and credits of the Subsidiary Partnerships.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of that Section and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be based on all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of taxable income and loss of the Operating Partnership and the Subsidiary Partnerships are intended to comply with the

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

requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

Tax Allocations With Respect to Contributed Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department recently issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by Section 704(c) of the Code and outlining certain reasonable allocation methods.

The Operating Partnership intends to use the "traditional method" of allocation under Section 704(c) of the Code. The traditional method is the least favorable method for the Trust due to certain technical limitations. Under the traditional method, depreciation with respect to a contributed property for which there is a difference between the property's book value and adjusted tax basis ("Book-Tax Difference") at the time of contribution will be first allocated to the Trust and other partners who did not have an interest in such property. These allocations will continue until they have been allocated an amount of depreciation equal to what they would have been allocated if the Operating Partnership had purchased such property for its fair market value at the time of contribution. In addition, if such a property is sold, gain equal to the Book-Tax Difference at the time of sale will be specially allocated to the partner who contributed the property. These allocations will tend to eliminate the Book-Tax Differences with respect to the contributed hotels over the life of the Operating Partnership. However, they may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Book-Tax Differences could cause the Trust to be allocated (i) lower amounts of depreciation deduction for tax purposes than if each contributed hotel were to have a tax basis equal to its fair market value at the time of contribution and (ii) lower amounts of taxable loss in the event of a sale of a contributed hotel at a book loss than the economic or book loss allocated to the Trust as a result of such sale, with converse benefits to the other partners in the Operating Partnership. These allocations might adversely affect the Trust's ability to comply with REIT distribution requirements, although the Trust does not anticipate that this will occur. These allocations may also affect the earnings and profits of the Trust for purposes of determining the portion of distributions taxable as dividend income. See "FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST -- TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS". The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had the Trust purchased its interests in the Hotels at their agreed values.

Under the Partnership Agreement, depreciation or amortization deductions of the Operating Partnership generally will be allocated among its partners in accordance with their respective interests in the Operating Partnership, except to the extent that Section 704(c) of the Code requires that the Trust receive a disproportionately large share of such deductions. In addition, gain on sale of a hotel will be specially allocated to the limited partners of the Operating Partnership to the extent of any built-in gain with respect to such hotel for federal income tax purposes. The application of Section 704(c) of the Code to the Operating

Partnership is not entirely clear, however, and may be affected by Treasury Regulations promulgated in the future. Similar provisions are included in the partnership agreements of the Subsidiary Partnerships.

Basis in Partnership Interest. The Trust's adjusted tax basis in its partnership interest in the Operating Partnership generally (i) equals the amount of cash and the tax basis of any other property contributed to the Operating Partnership by the Trust, (ii) is increased by (A) its allocable share of the Operating Partnership's income and (B) its allocable share of indebtedness of the Operating Partnership and (iii) is reduced, but not below zero, by the Trust's allocable share of (A) the Operating Partnership's loss and (B) the amount of cash distributed to the Trust and by constructive distributions resulting from a reduction in the Trust's share of indebtedness of the Operating Partnership. Similar rules apply to the Operating Partnership's tax basis in the Subsidiary Partnerships.

If the allocation of the Trust's distributive share of the Operating Partnership's loss would reduce the adjusted tax basis of the Trust's partnership interest in the Operating Partnership below zero, the recognition of such loss will be deferred until the recognition of such loss would not reduce the Trust's adjusted tax basis below zero. To the extent that the Operating Partnership's distributions, or any decrease in the Trust's share of the indebtedness of the Operating Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce the Trust's adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to the Trust. Taxable distributions and constructive distributions normally will be characterized as capital gain, and, if the Trust's partnership interest in the Operating Partnership has been held for longer than the long-term capital gain holding periods, the distributions and constructive distributions will be subject to favorable capital gains tax rates. See "FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST -- TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS".

Depreciation Deductions Available to the Operating Partnership. Immediately after the acquisition of the Hotels, the Trust made a cash contribution to the Operating Partnership in exchange for a general partner interest in the Operating Partnership. The Operating Partnership's initial basis in the Hotels for federal income tax purposes generally is a carryover of the basis of the previous ownership entities on the date that the Hotels were contributed to the Operating Partnership. Although the law is not entirely clear, the Operating Partnership has depreciated such depreciable hotel property for federal income tax purposes under the same methods used by the transferors. The Operating Partnership's tax depreciation deductions will be allocated among its partners in accordance with their respective interests in the Operating Partnership, except to the extent that Section 704(c) of the Code requires that the Trust receive a disproportionately large share of such deductions. The Operating Partnership plans to depreciate, for federal income tax purposes, any depreciable hotel property which it may acquire for cash in the future under either the modified accelerated cost recovery system of depreciation ("MACRS") or the alternative depreciation system of depreciation ("ADS"). The Operating Partnership plans to use MACRS for subsequently acquired furnishings and equipment. Under MACRS, the Operating Partnership generally will depreciate furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, the Operating Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the

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

furnishings and equipment placed in service during that year. The Operating Partnership plans to use ADS to depreciate subsequently acquired buildings and improvements. Under ADS, the Operating Partnership generally will depreciate such buildings and improvements over a 40-year recovery period using a straight line method and a mid-month convention.

To the extent that the Operating Partnership acquires additional hotels in exchange for Operating Partnership units, the Operating Partnership's initial basis in each such hotel, for federal income tax purposes, should be the same as the transferor's basis in that hotel on the date of acquisition.

SALE OF THE OPERATING PARTNERSHIP'S PROPERTY

Generally, any gain realized by the Operating Partnership or the Subsidiary Partnerships on the sale of property held for more than the applicable holding period will be subject to favorable capital gains tax rates (See "FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST -- TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS"), except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Operating Partnership on the disposition of the Hotels will be allocated first to its limited partners under Section 704(c) of the Code to the extent of the limited partners' built-in gain on those Hotels. The limited partners' built-in gain on the Hotels sold will equal the excess of the limited partners' proportionate share of the book value of those Hotels over the limited partners' tax basis allocable to those Hotels at the time of sale. Any remaining gain recognized by the Operating Partnership on the disposition of the Hotels will be allocated among all its partners in accordance with their respective percentage interests in the Operating Partnership. The Board of Trustees has adopted a policy requiring that any decision to sell the Hotels will be made by a vote of a majority of the independent Trustees.

The Trust's share of any gain realized by the Operating Partnership or a Subsidiary Partnership on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's or a Subsidiary Partnership's trade or business, however, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon the Trust's ability to satisfy the income test for REIT status. See "FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST -- INCOME TESTS" ABOVE.

                              ERISA CONSIDERATIONS

The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the prohibited transactions provisions of Section 4975 of the Code that may be relevant to a prospective purchaser (including, with respect to the discussion contained in " -- Status of the Trust and the Operating Partnership under ERISA," to a prospective purchaser that is not an employee benefit plan, another tax-qualified retirement plan, or an individual retirement account ("IRA")). This discussion does not purport to deal with all aspects of ERISA or Section 4975 of the Code that may be relevant to particular shareholders (including plans subject to Title I of ERISA, other retirement plans and IRAs subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental plans or church plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to state law requirements) in light of their particular circumstances. The statements in this discussion are based on current provisions of ERISA and the Code, existing regulations under ERISA and the Code, the legislative history of ERISA and the Code, existing administrative rulings of the Department of Labor (the "DOL") and reported judicial decisions. No assurance can be given that legislative, judicial, or administrative changes will not affect the accuracy of any statements in this Prospectus with respect to transactions entered into or contemplated prior to the effective date of such changes.

A FIDUCIARY MAKING THE DECISION TO INVEST IN THE TRUST AND MANAGEMENT COMPANY ON BEHALF OF A PROSPECTIVE PURCHASER THAT IS AN EMPLOYEE BENEFIT PLAN, A TAX-QUALIFIED RETIREMENT PLAN OR AN IRA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTION 4975 OF THE CODE AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP OR SALE OF THE SHARES BY SUCH PLAN OR IRA.

EMPLOYEE BENEFIT PLANS, TAX-QUALIFIED RETIREMENT PLANS AND IRAS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of ERISA (an "ERISA Plan") should carefully consider whether an investment in the Common Shares and the Warrants are consistent with that person's fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Title I of ERISA require an ERISA Plan's investments to be (a) prudent and in the best interests of the ERISA Plan, its participants and its beneficiaries, (b) diversified in order to reduce the risk of large losses, unless it is clearly prudent not to do so, and (c) authorized under the terms of the governing documents of the ERISA Plan. In determining whether investments in the Common Shares and Warrants are prudent for purposes of ERISA, the appropriate fiduciary of an ERISA Plan should consider all of the facts and circumstances, including whether the investments are reasonably designed, as a part of the ERISA Plan's portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA Plan, taking into consideration the risk of loss and opportunity for gain (or other return) from the investments, the diversification, the cash flow and funding requirements of the ERISA Plan and the liquidity and current return of the ERISA Plan's portfolio. A fiduciary should also take into account the nature of the Trust's and the Management Company's businesses, the length of the Trust's and the Management Company's operating histories, the terms of the management agreements between the Initial Lessee and the Management Company, the fact that certain investment properties may not yet have been identified and the possibility of UBTI.

The fiduciary of an IRA or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law associates or U.S. persons (a "Non-ERISA Plan") should consider that such an IRA or Non-ERISA plan may only make investments that are authorized by the appropriate governing documents and under applicable state law.

In addition, ERISA and the corresponding provisions of the Code prohibit a wide range of transactions involving the assets of an ERISA Plan or an IRA, and persons who have certain specified relationships to these plans ("parties in interest" within the meaning of ERISA; "disqualified persons" within the meaning of the Code). Thus, a designated plan fiduciary considering investments in the Common Shares and the Warrants should also consider whether the acquisition or the continued holding of the Common Shares and Warrants might constitute or give rise to a direct or indirect prohibited transaction.
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

STATUS OF THE TRUST AND THE OPERATING PARTNERSHIP UNDER ERISA

The following section discusses certain principles that apply in determining whether the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Code apply to an entity because one or more investors in the entity's equity interests is an ERISA Plan or is a Non-ERISA Plan or IRA subject to Section 4975 of the Code. An ERISA Plan fiduciary should also consider the relevance of these principles to ERISA's prohibition on improper delegation of control over or responsibility for "plan assets" and ERISA's imposition of co-fiduciary liability on a fiduciary who participates in, permits (by action or inaction) the occurrence of, or fails to remedy a known breach by another fiduciary.

The DOL, which has certain administrative responsibility over ERISA Plans as well as over IRAs and other Non-ERISA Plans, has issued a regulation defining "plan assets" (the "DOL Regulation"). The DOL Regulation generally provides that when an ERISA or Non-ERISA Plan or IRA acquires a security that is an equity interest in an entity, and that security is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Trust Act of 1940, the ERISA or Non-ERISA Plan's or IRA's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that the entity is an operating company or that equity participation in the entity by benefit plan investors is not significant.

The DOL Regulation defines a publicly-offered security as a security that is "widely held," "freely transferable" and either part of a class of securities registered under the Exchange Act or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The Common Shares and Warrants are being sold in an offering registered under the Securities Act and are being registered under the Exchange Act.

The DOL Regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of event beyond the issuer's control. The Trust and the Management Company expect the Common Shares and Warrants to be "widely held" upon completion of this offering.

The DOL Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulation further provides that, where a security is part of an offering in which the minimum investment is $10,000 or less (as is the case with this offering), certain restrictions ordinarily will not, alone or in combination, affect a finding that such securities are freely transferable. The restrictions on transfer enumerated in the DOL Regulation as not affecting that finding include: (i) any restriction on or prohibition against any transfer or assignment that would result in a termination or reclassification of the Trust for federal or state tax purposes, or that would otherwise violate any state or federal law or court order, (ii) any requirement that advance notice of a transfer or assignment be given to the Trust, (iii) any requirement that either the transferor or transferee, or both, execute documentation setting forth representations as to compliance with any restrictions on transfer that are among those enumerated in the final DOL Regulation as not affecting free transferability, (iv) any administrative procedure that establishes an effective date or an event (such as completion of the Offering) prior to which a transfer or assignment will not be effective and (v) any

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

limitation or restriction on transfer or assignment that is not imposed by the issuer or a person acting for or on behalf of the issuer. The Trust believes that the restrictions imposed under the Declaration on the transfer of shares are limited to the restrictions on transfer generally permitted under the DOL Regulation and are unlikely to result in the failure of the shares to be "freely transferable." See "DESCRIPTION OF CAPITAL STOCK OF THE TRUST -- RESTRICTIONS ON OWNERSHIP AND TRANSFER." The Trust also believes that certain restrictions that apply to the Common Shares that derive from the securities laws and from contractual arrangements requested by the Underwriters in connection with this offering are unlikely to result in the failure of the Common Shares to be "freely transferable." See "DESCRIPTION OF CAPITAL STOCK OF THE
TRUST -- RESTRICTIONS ON OWNERSHIP AND TRANSFER." "SHARES AVAILABLE FOR FUTURE SALE BY THE TRUST" and "UNDERWRITING." Furthermore, the Trust is not aware of any other facts or circumstances limiting the transferability of the Common Shares that are not included among those enumerated as not affecting their free transferability under the DOL Regulation, and the Trust does not expect or intend to impose in the future (or to permit any person to impose on its behalf) any limitations or restrictions on transfer that would not be among the enumerated permissible limitations or restrictions. Accordingly, it is expected that the assets of the Trust will not be deemed to be "plan assets" of any ERISA Plan, Non-ERISA Plan or IRA that invests in the shares. The DOL Regulation only establishes a presumption in favor of a finding of free transferability, however, and no assurance can be given that the DOL or the Treasury Department will not reach a contrary conclusion.

If the assets of the Trust were deemed to be "plan assets" under ERISA, (i) the prudence standards and other provisions of Part 4 of Title I of ERISA would be applicable to any transactions involving the Trust's assets, (ii) persons who exercise any authority or control over the Trust's assets, or who provide investment advice to the Trust, would (for purposes of the fiduciary responsibility provisions of ERISA) be fiduciaries of each ERISA Plan that acquires shares, and transactions involving the Trust's assets undertaken at their direction or pursuant to their advice might violate their fiduciary responsibilities under ERISA, especially with regard to conflicts of interest,
(iii) a fiduciary exercising its investment discretion over the assets of an ERISA Plan to cause it to acquire or hold the shares could be liable under the aforementioned Part 4 of Title I of ERISA for transactions entered into by the Trust that do not conform to ERISA standards of prudence and fiduciary responsibility and (iv) certain transactions that the Trust might enter into in the ordinary course of its business and operations might constitute a "prohibited transaction" under ERISA and the Code.

The DOL Regulation will also apply in determining whether the assets of the Operating Partnership will be deemed to be "plan assets." The DOL Regulation provides that the assets of an entity will not be treated as "plan assets" if equity participation by benefit plan investors in the entity is not significant. Participation by benefit plan investors would not be significant if less than 25% of the value of each class of equity interests were held by benefit plan investors, which are defined as ERISA Plans, IRAs, Non-ERISA Plans and any entity whose underlying assets include plan assets by reason of a plan's investment in the entity. The investment of the Trust in the Operating Partnership, which is expected to be approximately 49% following this offering, will not be treated as an investment by a benefit plan investor if the assets of the Trust are not treated as "plan assets" under the analysis set forth above. For purposes of determining whether participation by benefit plan investors is significant, the value of any equity interests held by a person (other than a benefit plan investor) who has discretionary authority or control, with respect to the assets of the entity,

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

shall be disregarded. The Trust may be considered to have discretionary authority or control with respect to the assets of the Operating Partnership; as a result, the value of the Trust's equity interest in the Operating Partnership might be disregarded for purposes of calculating whether participation by benefit plan investors is significant. It is expected that participation by benefit plan investors in the Operating Partnership will not be significant and that the assets of the Operating Partnership will therefore not be treated as "plan assets." In any event, it is expected that the Operating Partnership will qualify as an operating company under the DOL Regulation, in which case its assets will not be treated as "plan assets." If the assets of the Operating Partnership were treated as "plan assets," certain adverse consequences could occur, including the applicability of the prudence standards and other provisions of Part 4 of Title I of ERISA to any transactions involving the assets of the Operating Partnership.

ANY ERISA PLAN OR BENEFIT PLAN INVESTOR PROPOSING TO PURCHASE SHARES SHOULD CONSULT WITH ITS COUNSEL.

                     INNSUITES INNTERNATIONAL HOTELS, INC.

THE BUSINESS AND PROPERTIES OF THE MANAGEMENT COMPANY

The Management Company began operations in February 1998 as a Nevada corporation and was organized to provide hotel management services to the Initial Lessee. The Management Company's predecessors, InnSuites Hotels, LLC and Hospitality Corporation International, began operations in 1980. The Management Company has provided and will continue to provide hotel management services to the Initial Lessee pursuant to management service agreements with the Initial Lessee. Specifically, the Management Company provides property-level management support for each of the current hotel properties. For these services, the Management Company receives annual management fees of 2.5% of gross room revenues for each hotel it manages. The Management Company will also provide hotel management services for any new hotel properties leased by the Initial Lessee and will receive additional management fees for those services.

In the past, the Initial Lessee has received trademark and licensing services from InnSuites Licensing Corp. The Initial Lessee paid InnSuites Licensing Corp. an annual licensing fee of 2.5% of gross room revenues (1.25% for those hotel properties which also carry a third-party franchise, such as Best Western(R) or Holiday Inn(R)). As further described in this prospectus, the Management Company has acquired InnSuites Licensing Corp., obtaining full ownership of the InnSuites(R) trademark and tradename and acquired the trademark licensing/franchise agreements with the Initial Lessee. The Management Company will provide trademark and licensing services to and receive fees from the Initial Lessee pursuant to the terms of the current trademark and license agreements.

The combination of the Management Company and InnSuites Licensing Corp. will integrate into the Management Company lease, management, and trademark and franchise licensing activities. Owning the rights to the InnSuites(R) trademark will provide the Management Company with the potential for trademark licensing or franchising to third parties or trademark licensing in conjunction with management contracts to third parties. Ownership of the trademark/franchise by the Management Company distinguishes it from, and provides certain advantages over, other hotel operators who must pay fees to third-parties for the right to operate under a franchise. Instead, the Management Company, as both the hotel operator

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

and the franchise owner saves the costs otherwise associated with franchise fee payments. This advantage is particularly important during economic downturns since franchise fees are generally based upon gross, rather than net, receipts and therefore impose a greater burden than that borne by hotels owned by a franchisor. If the Management Company does not lease a newly acquired hotel property of the Trust, the Management Company would still benefit from trademark and franchise licensing of the InnSuites brand to the third-party lessee. The Management Company may also consider licensing the InnSuites(R) trademark to third-parties and seek management opportunities in connection with such licensing independent of the Trust's new acquisitions.

While continuing to provide these services to the Initial Lessee, future Management Company activities will include their execution and performance of an Intercompany Agreement described on page 122 of this prospectus. Through the Intercompany Agreement, the Management Company will have the opportunity to manage and lease newly acquired hotels from the Operating Partnership and to enter into certain businesses related to the hotels after February 1, 2000. The Intercompany Agreement will permit those Trust's shareholders and those limited partners who elect to exercise the Warrants to participate in the benefits of the real estate operations of the Trust (including ownership of real property) and the management, trademarking, reservations and leasing operations of, and ownership of non-real estate assets by, the Management Company.

Due to limitations imposed by the Internal Revenue Code on REIT operations, the Trust cannot directly manage or operate the hotel properties. The Internal Revenue Code also restricts the types of assets the Trust may own. Therefore, the Management Company will own assets that the Trust itself could not own and conduct activities that the Trust itself could not conduct. For example, many operations and assets that are closely associated with the operation of the hotels could cause the Trust to violate the strict asset and income tests applied to REITs. Those tests are further described elsewhere in this prospectus. The Management Company is intended to function principally as a service and operating company, in contrast to the Trust's principal focus on investment in real estate assets. The Management Company will seek to implement its investment and operating strategies by acquiring and operating a complementary group of businesses aligned with certain investments and businesses of the Trust. To pursue such opportunities, the Management Company plans to further capitalize on its relationship with the Trust. The additional opportunities the Management Company may pursue are expected to be varied and may be unrelated to any current or future business of the Management Company. The Management Company will primarily focus on increasing net income through efficient operations and expense control.

An additional focus of the Management Company will be to assist in locating properties that could be purchased below replacement cost, providing a right of first refusal to the Trust to purchase such properties and providing the Management Company the opportunity to obtain a fair lease arrangement for such properties. This focus could allow the Management Company to benefit from the renovation and repositioning of such hotels leading to higher overall Management Company profitability. The Management Company would receive a portion of these increased profits through future Percentage Leases. If the Trust does not exercise its right of first refusal, the Management Company may purchase and reposition such properties. The Management Company may also consider building and developing new hotels or resorts as the principals of the Management Company have expertise in new construction and development. Pursuant to the Intercompany Agreement, the Management Company will provide the Trust with a right of first refusal for real property it refurbishes and repositions.

The Management Company also operates the InnSuites Reservation Center in Tempe, Arizona. From this centralized location, the Management Company offers toll-free InnSuites Hotels reservation services to the United States, Canada, Mexico, Great Britain, the Netherlands, and Germany. The Management Company will also develop Internet-based reservation services. For Internet consumers, the Management Company will provide the InnSuites Reservation system over the world wide web at www.innsuites.com and offer rack, corporate and discount rates for all InnSuites Hotels' locations. For travel industry professionals and other Internet consumers, www.discountsuites.com will provide wholesale discount rates for excess lodging capacities at InnSuites and non-affiliated hotels. Based on projected availabilities, the second system will utilize InnSuites' excess capacities to support overall hotel profitability and build InnSuites Hotels' name recognition within the travel industry. This industry-oriented system will be owned and operated by discountsuites.com, Inc., a subsidiary of the Management Company, owned 90% by the Management Company and 10% by certain officers of the Trust, officers of the Management Company and Internet consultants. The Management Company estimates that both Internet reservation systems will be fully operational by April 1999.

The Management Company's principal executive offices are located at 1625 E. Northern Avenue, Suite 201, Phoenix, Arizona 85020 and its telephone number is
(602) 944-1500.

INTERCOMPANY AGREEMENT

Upon completion of this offering, the Management Company, the Trust and the Operating Partnership will enter into the Intercompany Agreement which will provide each other with rights to participate in certain transactions. The Intercompany Agreement is designed to permit investors who purchase and retain equity interests in both the Trust and the Management Company to participate in the benefits of investing in both companies in a manner similar to holders of shares in "paired share" REITs. Holders of both Trust and Management Company shares will enjoy the economic benefits of both the profits from lease payments received by the Trust and the operating profits realized by the Management Company, while maintaining the tax benefits of the Trust's REIT status. The Trust and the Management Company believe that their operating and growth strategies will benefit from this alliance.

In order to maintain its REIT qualification, the Trust anticipates leasing hotels acquired after February 1, 2000 to the Management Company pursuant to Percentage Leases in accordance with the terms of the Intercompany Agreement. The Intercompany Agreement provides, subject to certain terms, that the Operating Partnership or the Trust will provide the Management Company with a right of first refusal to become the lessee of any real property acquired by the Operating Partnership or the Trust after February 1, 2000 upon a determination that, consistent with the Trust's status as a REIT, it is required to enter into a lease arrangement, provided that the Management Company and the Operating Partnership or the Trust negotiate a mutually satisfactory lease arrangement and the Operating Partnership or the Trust determines, in its sole discretion, that the Management Company is qualified to be the lessee. For example, the Operating Partnership or the Trust generally would be required, consistent with the Trust's status as a REIT, to enter into a lease arrangement as to its hotels under which an entire property or project (or a group of related properties or projects) are leased to a single lessee. The Intercompany Agreement provides that the Operating

Partnership or the Trust must provide the Management Company with written notice of all opportunities for the Management Company to become the lessee under a lease arrangement. The Trust presently intends to lease newly acquired hotels to the Initial Lessee until February 1, 2000.

The Intercompany Agreement requires the Management Company to provide licensing and trademark services to the Operating Partnership or the Trust for newly acquired hotels, provided such hotels meet certain franchise standards similar to those now in place at the Hotels.

Under the Intercompany Agreement, the Management Company has agreed not to acquire or make (i) investments in real estate which, for purposes of the Intercompany Agreement, include the provision of services related to real estate and investments in hotel properties, real estate mortgages, real estate derivatives or entities that invest in real estate assets or (ii) any other investments that may be structured in a manner that qualifies under the federal income tax requirements applicable to REITs unless it has provided written notice to the Trust of the material terms and conditions of the acquisition or investment opportunity and the Trust has determined not to pursue such acquisitions or investments either by providing written notice to the Management Company rejecting the opportunity within ten days or by allowing such ten-day period to lapse. The Management Company also has agreed to assist the Trust in structuring and consummating any such acquisition or investment which the Trust elects to pursue, on terms determined by the Trust.

The Management Company has agreed to provide the Trust with a right of first refusal with respect to any real property which it has decided to sell. Finally, the Management Company has agreed to notify the Trust of, and make available to the Trust, investment opportunities developed by the Management Company or of which the Management Company becomes aware but is unable or unwilling to pursue.

LEGAL PROCEEDINGS

The Management Company is not currently involved in any material litigation nor, to the Management Company's knowledge, is any material litigation currently threatened against it.

EMPLOYEES

The Management Company has 3 employees which assist the Initial Lessee in managing the Hotels. The Management Company will continue the Management Group's ongoing recruiting efforts to attract quality talent at all levels. None of the persons employed by the Management Company are represented by a union. The Management Company believes that its relations with its employees are excellent.

SEASONAL HOTEL OPERATIONS

The Management Company depends on hotel operations for its income. Hotel operations are subject to seasonality. See "RISK FACTORS RELATED TO THE MANAGEMENT COMPANY -- SEASONAL REVENUE FLUCTUATIONS OF HOTEL BUSINESS."

ENVIRONMENTAL COMPLIANCE

As an operator of hotel properties, the Management Company could incur liability for costs associated with compliance with environmental claims and regulations. See "RISK

FACTORS RELATED TO THE MANAGEMENT COMPANY -- POTENTIAL COSTS OF COMPLYING WITH ENVIRONMENTAL LAWS."

                            THE WARRANT DISTRIBUTION

The Management Company will initially issue the Warrants to Mr. Wirth who will then contribute the Warrants to the Operating Partnership. The Operating Partnership will distribute some of the Warrants to the Trust.

The Warrants will then be distributed to each holder of Trust Common Shares or Operating Partnership Class A Units immediately following the completion of this offering. At the time of the Warrant distribution, certificates representing the Warrants will be delivered to the shareholders and unitholders of record. The Warrant distribution will be made on the basis of one Warrant for every Common
Share or Class A Unit held on the record date. As of the record date (       ,
1999) there were        Common Shares and Class A Units outstanding. All
Warrants will be fully paid and nonassessable. See "DESCRIPTION OF WARRANTS."

NO HOLDER OF COMMON SHARES OR OPERATING PARTNERSHIP UNITS WILL BE REQUIRED TO MAKE ANY PAYMENT FOR THE WARRANTS TO BE RECEIVED IN THE DISTRIBUTION OR TO SURRENDER OR EXCHANGE COMMON SHARES OR UNITS OR TO TAKE ANY OTHER ACTION IN ORDER TO RECEIVE WARRANTS TO WHICH THE HOLDER IS ENTITLED IN THE DISTRIBUTION.

                            DESCRIPTION OF WARRANTS

The Warrants will be issued pursuant to a Warrant Agreement (the "Warrant Agreement") between the Management Company and National City Bank, as Warrant Agent (the "Warrant Agent"). The following summary of the material provisions of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement, including the definitions therein of certain terms used below, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

Each Warrant, when exercised, will entitle the holder thereof (a "Warrant Holder") to receive one fully paid and non-assessable share of Management Company Common Stock (the "Warrant Shares"), at an exercise price of $2.50 per share (the "Exercise Price"). The Exercise Price and the number of Warrant Shares are both subject to adjustment in certain cases referred to below. The Warrants will be exercisable beginning on the first anniversary of the completion of this offering of Common Shares. Unless exercised, the Warrants
will automatically expire on              , 2006 (the "Expiration Date").

There is no public market for the Management Company Common Stock. The exercise price for the shares of Management Company Common Stock offered hereby has been determined by negotiations among the Management Company and the Underwriter. Among the factors considered in determining the exercise price were prevailing market and general economic conditions, the revenues and earnings of the Management Company in recent periods, the current financial condition of the Management Company, estimates of the business potential and earnings prospects of the Management Company, the present state of the Management Company's development, and other factors deemed relevant. Additionally, consideration was given to the general status of the securities market, market conditions for new issues of securities, and the demand for securities of comparable companies at the time of this offering.

The Warrants may be exercised by surrendering to the Management Company the warrant certificate, evidencing the Warrants to be exercised, with the accompanying form of election to purchase properly completed and executed, together with payment of the Exercise Price. Payment of the Exercise Price shall be made in cash in United States dollars by wire transfer or by certified or official bank check to the order of the Management Company. Upon surrender of the warrant certificate and payment of the Exercise Price, the Company will deliver or cause to be delivered, to or upon the written order of such Warrant Holder, stock certificates representing the number of whole Warrant Shares to which the Warrant Holder is entitled. If less than all of the Warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of Warrants. Warrant Holders will be able to exercise their Warrants for cash so long as the Registration Statement is then in effect, or the exercise of such Warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various Warrant Holders, or other persons to whom it is proposed that Warrant Shares be issued on exercise of the Warrants, reside.

The Warrant Holders will have no right to vote on matters submitted to the stockholders of the Management Company and will have no right to receive dividends. The Warrant Holders will not be entitled to share in the assets of the Management Company in the event of liquidation, dissolution or the winding up of the Management Company. In the event a bankruptcy or reorganization is commenced by or against the Management Company, a bankruptcy court could determine that unexercised Warrants are executory contracts, and therefore subject to rejection by the Management Company with approval of the bankruptcy court, and the Warrant Holders may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their Warrants prior to the commencement of any such case.

In the event of a taxable distribution to holders of Management Company Common Stock that results in an adjustment to the number of Warrant Shares or other consideration for which a Warrant may be exercised, the Warrant Holders may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend.

ADJUSTMENTS

Subject to certain exceptions, the number of Warrant Shares purchasable upon exercise of Warrants and the Exercise Price will be subject to adjustment, including, but not limited to, the occurrence of the following events:

- the payment by the Management Company in its Common Stock of dividends and other distributions on its Common Stock;

- subdivisions, combinations and reclassification of Management Company Common Stock;

- the issuance to all holders of Management Company Common Stock of certain rights, options or warrants entitling them to subscribe for Management Company Common Stock or securities convertible into, or exchangeable or exercisable for, Management Company

  Common Stock at a price which is less than the Fair Value per share (as defined) of Management Company Common Stock;

- certain distributions to all holders of Management Company Common Stock of any of the Management Company's assets, debt securities, other securities or any rights or warrants to purchase any such securities (excluding those rights and warrants referred to in the third clause above);

- the issuance of shares of Management Company Common Stock for consideration per share less than the then Fair Value per share of Management Company Common Stock (excluding securities issued in transactions referred to in the first four clauses above and certain other issuances);

- the issuance of securities convertible into or exchangeable for Management Company Common Stock for a conversion or exchange price plus consideration received upon issuance less than the then Fair Value per share of Management Company Common Stock (excluding securities issued in transactions referred to in the first four clauses above); and

- certain other events that could have the effect of depriving Warrant Holders of the benefit of all or a portion of the purchase rights evidenced by the Warrants.

Adjustments to the Exercise Price per share will be calculated to the nearest cent. No adjustment need be made for any of the foregoing transactions if Warrant Holders are to participate in the transaction on a basis and with notice that the Board of Directors determines to be fair and appropriate in light of the basis and notice on which holders of Management Company Common Stock participate in the transaction.

"Fair Value" per security at any date of determination shall be (1) in connection with a sale to a party that is not an affiliate of the Management Company in an arm's-length transaction (a "Non-Affiliate Sale"), the price per security at which such security is sold and (2) in connection with any sale to an affiliate of the Management Company, (a) the last price per security at which such security was sold in a Non-Affiliate Sale within the three-month period preceding such date of determination or (b) if clause (a) is not applicable, the fair market value of such security determined in good faith by (i) a majority of the Board of Directors of the Management Company, including a majority of the Disinterested Directors, and approved in a board resolution delivered to the Warrant Agent or (ii) a nationally recognized investment banking, appraisal or valuation firm, which is not an affiliate of the Management Company, in each case, taking into account, among all other factors deemed relevant by the Board of Directors of the Management Company or such investment banking, appraisal or valuation firm, the trading price and volume of such security on any national securities exchange or automated quotation system on which such security is traded. Notwithstanding the foregoing, any sale pursuant to an underwritten public offering registered under the Securities Act shall be deemed to be and treated as a Non-Affiliate Sale.

"Disinterested Director" means, in connection with any issuance of securities that gives rise to a determination of the Fair Value thereof, each member of the Board of Directors of the Management Company who is not an officer, employee, director or other affiliate of the party to whom the Management Company is proposing to issue the securities giving rise to such determination.

No adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent (1.0%) in the Exercise Price, provided however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment.

In the case of certain consolidations or mergers of the Management Company, or the sale of all or substantially all of the assets of the Management Company to another corporation, (i) each Warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such Warrant Holder would have been entitled as a result of such consolidation, merger or sale had the Warrants been exercised immediately prior thereto and (ii) the entity formed by or surviving any such consolidation or merger (if other than the Management Company) or to which such sale shall have been made will assume the obligations of the Management Company under the Warrant Agreement.

RESERVATION OF SHARES

The Management Company will at all times reserve and keep available such number of shares of Management Company Common Stock as will be issuable upon the exercise of all outstanding Warrants. Such shares of Management Company Common Stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

AMENDMENT

From time to time, the Management Company and the Warrant Agent, without the consent of the Warrant Holders, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the legal rights of any Warrant Holder. Any amendment or supplement to the Warrant Agreement that adversely affects the legal rights of the Warrant Holders will require the written consent of the Warrant Holders owning a majority of the then outstanding Warrants (excluding Warrants held by the Management Company or any of its affiliates). The consent of each Warrant Holder affected will be required for any amendment pursuant to which the Exercise Price would be increased or the number of Warrant Shares purchasable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement).

DELIVERY AND FORM

The Warrants will be in the form of registered, certificated warrants.

                   USE OF PROCEEDS BY THE MANAGEMENT COMPANY

The net proceeds to the Management Company from the exercise of the Warrants are estimated to be $9,068,198 if all Warrants are exercised. The Management Company anticipates that all of the proceeds will be added to the Management Company's working capital and will be used for general corporate purposes which may include acquisition of hotel properties not acquired by the Trust.

                       FEDERAL INCOME TAX CONSEQUENCES OF
                       WARRANT DISTRIBUTION AND EXERCISE

INCOME RECOGNITION BY THE TRUST AS A RESULT OF THE WARRANT DISTRIBUTION

The Trust will recognize gain in connection with the distribution of the Warrants to the extent that the fair market value of the Warrants distributed by the Trust exceeds the Trust's adjusted tax basis in such Warrants. This gain, if any, should be treated as qualifying for the 95% gross income test but not as qualifying for the 75% gross income test. Based upon representations made by the Trust, any gain recognized by the Trust on the distribution of Warrants when combined with all other non-qualifying income will not cause the Trust to fail either the 95% or 75% gross income tests. See "FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST -- INCOME TESTS." The amount of such gain, if any, will generally increase the Trust's current earnings and profits for its taxable year ending January 31, 2000. Such increase in the Trust's current earnings and profits will result in taxable income to the Trust's shareholders by increasing the portion of the Trust's distributions that are treated as made out of current earnings and profits for federal income tax purposes. The Trust's current earnings and profits for its taxable year ending January 31, 2000 will generally be allocated, for purposes of determining which portions of the Trust's distributions made or deemed made in such fiscal year, including the distribution of Warrants, were attributable to the Trust's earnings and profits, in proportion to the relative size of such distributions on the Common Shares. For purposes of allocating the Trust's earnings and profits among distributions on the Common Shares, any distribution declared by the Trust in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Trust and received by the shareholder on December 31 of such year provided that such distribution is actually paid by the Trust during January of the following taxable year.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS OF THE TRUST AS A RESULT OF THE WARRANT DISTRIBUTION

The distribution of Warrants by the Trust will be treated as a taxable dividend to Trust shareholders to the extent that it is treated as made out of the Trust's current or accumulated earnings and profits (as determined for federal income tax purposes). To the extent that the fair market value of the Warrants distributed to a Trust shareholder exceeds the earnings and profits of the Trust allocated to such distribution of the Warrants, such excess will be treated first as a return of such shareholder's basis in its Common Shares to the extent thereof and thereafter as capital gain on a deemed disposition of Common Shares assuming the Common Shares are a capital asset in the hands of the shareholder. Any such capital gain will be short-term capital gain if the Common Shares have been held for one year or less by the shareholder. A shareholder's holding period in the Warrants distributed by the Trust will not include any period during which such Warrants were held by the Trust. As long as the Trust qualifies as a REIT, the portion of the distribution of Warrants to the Trust's taxable U.S. shareholders out of the Trust's current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and, for corporate shareholders, will not be eligible for the dividends received deduction.

To the extent that the Trust designates a portion of the distribution as a capital gain dividend, such portion will be taxable to Trust shareholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to the period for which the shareholder has held its Common Shares. U.S. shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

TAXATION OF TAX-EXEMPT SHAREHOLDERS OF THE TRUST AS A RESULT OF THE WARRANT DISTRIBUTION

Most tax-exempt employees' pension trusts are not subject to federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Section 512(a) of the Code ("UBTI"). The distribution of Warrants should not result in UBTI to a shareholder that is a tax-exempt entity, provided that the tax-exempt entity has not financed the acquisition of its Common Shares with "acquisition indebtedness" within the meaning of the Code and the Common Shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the dividends that they receive from such a REIT as UBTI. The Trust has not been and does not expect to be treated as a pension-held REIT for purposes of this rule.

TAXATION OF FOREIGN STOCKHOLDERS OF THE TRUST AS A RESULT OF THE WARRANT DISTRIBUTION

The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made in this prospectus to provide more than a summary of such rules. Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local tax laws with regard to the distribution of Warrants, including any reporting requirements. In general, as is the case with domestic taxable Trust shareholders, the distribution of Warrants is treated as a distribution in an amount equal to the fair market value of the Warrants distributed. Trust shareholders will receive a basis in the Warrants equal to the fair market value thereof at the time of the distribution.

The distribution of Warrants will be treated as a dividend taxed as ordinary income to the extent that it is treated as made out of the Trust's current or accumulated earnings and profits, (under the rules described above under the heading "--TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS OF THE TRUST AS A RESULT OF THE WARRANT DISTRIBUTION") and is not (i) designated by the Trust as a capital gain dividend or (ii) attributable to gain recognized by the Trust in connection with the disposition of a "United States real property interest". The Trust does not anticipate that a significant portion of the distribution of Warrants will be treated as attributable to a disposition by the Trust of a "United States real property interest". The portion of the distribution of Warrants that is treated as such an ordinary income dividend ordinarily will be subject to a withholding tax equal to 30% of the gross amount of such portion, unless an applicable tax treaty reduces or eliminates that tax. The Trust expects to withhold U.S. income tax at the rate of 30% on the gross amount of the distribution of Warrants made to a Non-U.S. Stockholder unless (i) a lower treaty rate applies and the Non-U.S. Stockholder has filed the required IRS Form 1001 with the Trust or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with the Trust claiming that the distribution is effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business. The portion of the distribution of Warrants that is in excess of the Trust's current and accumulated earnings and profits allocated to the distribution of Warrants will be subject to a

10% withholding requirement but will not be taxable to a shareholder to the extent that such portion does not exceed the adjusted tax basis of the shareholder's Common Shares, but rather will reduce the adjusted tax basis of such shares. To the extent that the portion of the distribution of Warrants in excess of the Trust's current and accumulated earnings and profits allocated to such distribution exceeds the adjusted tax basis of a Non-U.S. Stockholder's Common Shares, such excess will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of the Trust Shares. Any portion of the distribution of Warrants which is treated as a capital gain dividend and is not attributable to a disposition by the Trust of a United States real property interest shall be subject to a similar rule. Provided that the Trust is a "domestically controlled REIT" for federal income tax purposes, a Non-U.S. Stockholder would be subject to taxation on gain from a sale or disposition of Common Shares only if (i) the investment in the Trust Shares were treated as effectively connected with such Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder would be subject to the same treatment as U.S. shareholders with respect to such gain or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year of the sale or disposition and either the individual has a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by the individual in the United States, in which case the gain will be subject to a 30% tax. It is believed that the Trust is and will continue to be a "domestically controlled REIT" for federal income tax purposes.

As the Trust will not be able to determine, at the time that the distribution of Warrants is made, the portion of such distribution, if any, that will be in excess of the current and accumulated earnings and profits allocated to the distribution, the distribution of Warrants will be subject to withholding as though the entire distribution (apart from any portion designated as a capital gain dividend) were an ordinary income dividend. However, a Non-U.S. Stockholder may seek a refund of such amounts from the Service if it is subsequently determined that a portion of the distribution of Warrants was, in fact, in excess of the Trust's current and accumulated earnings and profits allocable to such distribution.

It is not anticipated that a significant portion of the distribution of Warrants will be treated as attributable to the Trust's disposition of a United States real property interest. To the extent that a portion of the distribution of Warrants were to be treated as attributable to the disposition of a United States real property interest, a Non-U.S. Stockholder would be subject to tax on such portion as though it were gain that was effectively connected with a United States trade or business of such Non-U.S. Stockholder. Thus, Non-U.S. Stockholders would be taxed on such portion of the distribution of Warrants at the normal capital gain rates applicable to U.S. shareholders. The Trust is required under applicable Treasury Regulations to withhold 35% of any distribution to a Non-U.S. Stockholder that could be designated by the Trust as a capital gain dividend. The amount so withheld is creditable against the Non-U.S. Stockholder's U.S. tax liability.

Amounts required to be withheld from payments to Non-U.S. Stockholders will be collected by converting a portion of the Warrants to be distributed into cash.

TAXATION OF LIMITED PARTNERS AS A RESULT OF THE WARRANT DISTRIBUTION

If the Warrants are treated as marketable securities as defined in the Code, the distribution of Warrants to a limited partner of the Operating Partnership will generally result in the recognition of gain by such limited partner to the extent that the fair market value of the

Warrant distributed exceeds such limited partner's basis in his partnership interest. A marketable security as defined in the Code includes personal property (such as the Warrants) which may be traded on a national securities exchange or through an interdealer market.

TAX CONSEQUENCES OF WARRANT EXERCISE

A Warrant Holder's tax basis in the Warrants will be equal to the fair market value of such Warrants on the date of distribution. The Warrant Holder's holding period for such Warrants will begin on the day following the date of distribution. The Trust believes that the Warrants are noncompensatory in which case a Warrant Holder generally will not recognize gain or loss upon exercise of a Warrant. The Warrant Holder's federal income tax basis in the Warrant Shares received upon exercise of the Warrant will be equal to the holder's federal income tax basis in the Warrant immediately prior to exercise (the cost of the Warrant), plus the amount of cash paid upon exercise. The holding period of the Warrant Shares acquired upon exercise of the Warrant will begin on the day after the date of exercise of the Warrant and will not include the period during which the Warrant was held.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
                  AND OPERATING DATA OF THE MANAGEMENT COMPANY

The following tables set forth selected unaudited pro forma condensed financial information for the Management Company for the year ended December 31, 1997 and the nine months ended September 30, 1998.

The Pro Forma Condensed Balance Sheet of the Management Company is presented as if the transactions reflected all had occurred as of September 30, 1998.

The Pro Forma Condensed Statements of Operations of the Management Company for the year ended December 31, 1997 and for the nine months ended September 30, 1998 are presented as if the acquisitions of the Hotels and the beginning of the relevant lease years had occurred on January 1, 1997, and therefore incorporates certain assumptions that are included in the Notes to the Pro Forma Condensed Statements of Operations.

The following selected financial information should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE MANAGEMENT COMPANY" and all other historical financial statements and notes included elsewhere in this Prospectus.

                    INNSUITES INNTERNATIONAL HOTELS, INC.(1)
                            (THE MANAGEMENT COMPANY)

                            PRO FORMA BALANCE SHEET
                           (AS OF SEPTEMBER 30, 1998)
                        UNAUDITED (AMOUNTS IN THOUSANDS)

                                          ACTUAL AT          PRO FORMA
                                      SEPTEMBER 30, 1998   ADJUSTMENTS(2)    PRO FORMA
                                      ------------------   --------------    ---------
ASSETS:
  Cash..............................         $ 15              $   20         $   35
  Loans Receivable..................          675                 400          1,075
  Investments.......................           --                  --             --
  Fixed Assets......................            8                  50             58
                                             ====              ======         ======
          Total Assets..............         $698                 470         $1,168
                                             ====              ======         ======
LIABILITIES:
  Accounts Payable..................         $ --                  --         $   --
  Loans Payable.....................          650                 107            757
  Accrued Expenses..................            5                  --              5
  Other.............................            1                  --              1
                                             ----              ------         ------
          Total Liabilities.........         $656                 107         $  763
                                             ====              ======         ======
EQUITY:
  Paid in Capital...................         $  1              $    1         $    2
  Retained Earnings                            41                 362            403
                                             ====              ======         ======
          Total Equity..............         $ 42              $  363         $  405
                                             ====              ======         ======
Total Liabilities and Equity........         $698                 470         $1,168
                                             ====              ======         ======

                    INNSUITES INNTERNATIONAL HOTELS, INC.(1)
                            (THE MANAGEMENT COMPANY)

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                        UNAUDITED (AMOUNTS IN THOUSANDS)

                                        YEAR ENDED          PRO FORMA
                                     DECEMBER 31, 1997    ADJUSTMENTS(2)    PRO FORMA
                                     -----------------    --------------    ---------
REVENUES:
  Management Fees..................        $848                              $  848
  Trademark/Licensing Fees.........          --                $529          $  529
  Other Income.....................          --                              $    0
                                           ----                ----          ------
          Total Revenue............        $848                $529          $1,377
OPERATING EXPENSES:
  Payroll and Benefits.............        $ 24                $ 90          $  114
  Professional Fees................           4                   7          $   11
  Travel and Entertainment.........           1                  15          $   16
  General and Administration.......          19                  27          $   46
  Other............................          31                   4          $   35
                                           ====                ====          ======
          Total Expenses...........        $ 79                $143          $  222
                                           ====                ====          ======
Net Income (Loss)..................        $769                $386          $1,155
                                           ====                ====          ======

                    INNSUITES INNTERNATIONAL HOTELS, INC.(1)
                            (THE MANAGEMENT COMPANY)

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                        UNAUDITED (AMOUNTS IN THOUSANDS)

                                       NINE MONTHS            PRO FORMA
                                 ENDED SEPTEMBER 30, 1998   ADJUSTMENTS(2)    PRO FORMA
                                 ------------------------   --------------    ---------
REVENUE:
  Management Fees..............            $405                    --           $405
  Trademark/Licensing Fees.....               0                  $397           $397
  Other Income.................               2                    --           $  2
                                           ====                  ====           ====
          Total Revenue........            $407                  $397           $804
OPERATING EXPENSES:
  Payroll and Benefits.........            $ 55                  $ 68           $123
  Professional Fees............               5                     5             10
  Travel and Entertainment.....               8                    12             20
  General and Administrative...              42                    15             57
  Other........................               2                     2              4
                                           ====                  ====           ====
          Total Expenses.......            $112                  $106           $214
                                           ====                  ====           ====
Net Income (Loss)..............            $295                  $295           $590
                                           ====                  ====           ====

                    INNSUITES INNTERNATIONAL HOTELS, INC.(1)
                            (THE MANAGEMENT COMPANY)

                            SELECTED FINANCIAL DATA
                        UNAUDITED (AMOUNTS IN THOUSANDS)

The following selected financial data for the five years ended December 31, 1997 have been derived from the audited financial statements of InnSuites Hotels, LLC and Hospitality Corporation International (predecessors to the Management Company, the "Predecessors"), which have been audited by Michael Maastricht, C.P.A., independent public accountants. The following selected financial data of the Management Company for the nine months ended September 30, 1998 have been derived from the unaudited financial statements of the Management Company. The selected financial data of the Predecessors for the nine months ended September 30, 1997 have been derived from the unaudited financial statements of the Predecessors. All of the data should be read in conjunction with the respective financial statements and related notes included therein.

                                MANAGEMENT
                                  COMPANY      PREDECESSORS
                                NINE MONTHS     NINE MONTHS
                                   ENDED           ENDED                   PREDECESSORS
                               SEPTEMBER 30,   SEPTEMBER 30,   ------------------------------------
                                   1998            1997        1997   1996    1995    1994    1993
                               -------------   -------------   ----   -----   -----   -----   -----
REVENUES:
  Management Fees............      $405            $824        $848   $  68   $ 410   $ 517   $ 488
  Trademark/Licensing Fees...         0              92           0     107      77      87      30
  Other Income...............         2              --          --      --       3       5      --
                                   ----            ----        ----   -----   -----   -----   -----
         Total Revenue.......      $407            $916        $848   $ 175   $ 490   $ 609   $ 518
OPERATING EXPENSES:
  Payroll and Benefits.......      $ 55            $ 45        $ 25   $  74   $   4   $  21   $  35
  Professional Fees..........         5              59           4      79      12      97       2
  Travel and Entertainment...         8             886           5      12      17      20      18
  General and
    Administration...........        42             104          14      15      27     284     125
  Other......................         2              23          23       4      16      23       9
                                   ----            ----        ----   -----   -----   -----   -----
         Total Expenses......      $112            $231        $ 71   $ 184   $  85   $ 445   $ 189
                                   ----            ----        ----   -----   -----   -----   -----
  Income (Loss) From
    Operations...............       295             685         777      (9)    404     163     329
  Partners Share of
    Partnership Operations...        --              --          --     254    (402)     14    (853)
  Gain (Loss) on Sale of
    Investments..............        --              --          (7)   (180)    434    (150)   (119)
                                   ----            ----        ----   -----   -----   -----   -----
  Net Income (Loss) Before
    Income Taxes.............       295              (7)        770      65     436      27    (643)
  Income Taxes...............        --              --          --       7     150      --      --
Net Income (Loss)............      $295            $677        $770   $  57   $ 286   $  27   $(643)
                                   ====            ====        ====   =====   =====   =====   =====

                    INNSUITES INNTERNATIONAL HOTELS, INC.(1)
                            (THE MANAGEMENT COMPANY)

                            SELECTED FINANCIAL DATA
                        UNAUDITED (AMOUNTS IN THOUSANDS)

The following selected financial data for the five years ended December 31, 1997 have been derived from the audited financial statements of the InnSuites Hotels, LLC and Hospitality Corporation International (predecessors to the Management Company, the "Predecessors"), which have been audited by Michael Maastricht, C.P.A., independent public accountants. The following selected financial data of the Management Company for the nine months ended September 30, 1998 have been derived from the unaudited financial statements of the Management Company. The selected financial data of the Predecessors for the nine months ended September 30, 1997 have been derived from the unaudited financial statements of the Predecessors. All of the data should be read in conjunction with the respective financial statements and related notes included therein.

                         MANAGEMENT
                           COMPANY      PREDECESSORS
                         NINE MONTHS     NINE MONTHS
                            ENDED           ENDED                                     PREDECESSORS
                        SEPTEMBER 30,   SEPTEMBER 30,   ------------------------------------------------------------------------
                            1998            1997            1997           1996           1995           1994           1993
                        -------------   -------------   ------------   ------------   ------------   ------------   ------------
ASSETS:
  Cash................      $ 15           $  124          $    5          $  8           $  9          $   39         $   9
  Loans Receivable....       675            1,549             649           166            349             165            41
  Investments.........        --               47             404           430            531             190          (209)
  Fixed Assets........         7               70              60            --             20             162            28
                            ----           ------          ------          ----           ----          ------         -----
         Total
           Assets.....      $697           $1,789          $1,118          $604           $908          $  556          (131)
                            ====           ======          ======          ====           ====          ======         =====
LIABILITIES:
  Accounts Payable....      $ --           $   --          $   --          $ --           $ 34          $   --         $  --
  Loans Payable
    Affiliates........       650              440             794           473            835             867           300
  Accrued Expenses....         6               39              --            79             --             141            34
  Other...............        --              572              --             5             50               6            17
                            ====           ======          ======          ====           ====          ======         =====
         Total
         Liabilities..      $656           $1,050          $  794          $557           $919          $1,014         $ 350
EQUITY:
  Paid in Capital.....      $  1           $   15          $    2          $  2           $ 13          $   13         $  13
  Retained Earnings           41              724             322            45            (24)           (471)         (495)
                            ====           ======          ======          ====           ====          ======         =====
         Total
           Equity.....      $ 42              739          $  324          $ 47           $(11)         $ (458)        $(482)
                            ====           ======          ======          ====           ====          ======         =====
Total Liabilities and
  Equity..............      $698           $1,789          $1,118          $604           $908          $  556         $(131)
                            ====           ======          ======          ====           ====          ======         =====

                     INNSUITES INNTERNATIONAL HOTELS, INC.

                            (THE MANAGEMENT COMPANY)

               NOTES TO PRO FORMA CONDENSED FINANCIAL INFORMATION

1. Management services, pursuant to the management agreements, were provided by InnSuites Innternational Hotels, Inc. for the nine months ended September 30, 1998, by InnSuites Hotels, L.L.C. during 1997, and by Hospitality Corporation International during 1996 and 1995. All of these entities are/were owned by James F. Wirth or his affiliates.

2. Pro forma adjustments reflect the acquisitions of the InnSuites trademark and licensing rights, related income and estimated operating expenses related to the trademark and licensing activities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF
                             THE MANAGEMENT COMPANY

OVERVIEW

The Management Company was organized in February 1998 to provide management services to the Initial Lessee. Therefore, the Management Company has a limited operating history and limited financial results relating to these management services.

Prior to completing this offering, the Management Company will acquire InnSuites Licensing Corp. as part of the Corporate Structure Transactions. As a result, the Management Company will acquire full ownership to the InnSuites(R) trademark and tradename and acquire the trademark and licensing agreements with the Initial Lessee. Pursuant to those agreements, the Management Company will receive licensing fees equal to 2.5% of gross room revenues (1.25% for those properties that also carry a third-party franchise, such as Best Western(R) or Holiday Inn(R)). This acquisition will provide additional revenues for the Management Company and will enhance overall profitability.

The Management Company will also enter into the Intercompany Agreement with the Trust and the Operating Partnership. Pursuant to this agreement, the Trust and the Operating Partnership will provide the Management Company with a right of first refusal to lease any real property acquired by the Trust or the Operating Partnership after February 1, 2000, subject to certain terms and conditions. While this agreement will provide additional opportunities to increase the Management Company's profitability through hotel leasing activities, such opportunities will be available only after February 1, 2000.

GENERAL

To date, the Management Company has had limited operations. Since its organization in February 1998, the Management Company has provided property-level management services to the Initial Lessee for the Hotels. For these services, the Management Company receives 2.5% of gross room revenues for each of the hotels it manages.

The pro forma financial information for the Management Company reflects receipts for the management services provided by the Management Company from February 1998 through September 30, 1998. They also reflect the acquisition of the InnSuites(R) trademark and licensing rights and include related income and estimated operating expenses related to trademark and licensing activities conducted by InnSuites Licensing Corp.

PRO FORMA RESULTS OF OPERATIONS OF THE MANAGEMENT COMPANY

For the year ended December 31, 1997, the Management Company had pro forma total revenue of $1.38 million consisting of $.85 million from management fees and $.53 million from trademark and licensing fees. After total expenses of $.22 million consisting largely of payroll and benefits expenses of $.11 million and general and administrative expenses of $.46 million, the Management Company realized pro forma net income of $1.16 million.

For the nine months ended September 30, 1998, the Management Company had pro forma revenues of $.80 million consisting of $.41 from management service fees and $.40 million from trademark and licensing fees. After total expenses of $.21 million consisting largely of payroll and benefits expenses of $.12 million and general and administrative expenses of $.57 million, the Management Company realized pro forma net income of $.59 million.

At September 30, 1998, the Management Company's pro forma balance sheet reflected total assets of $1.17 million comprised of $1.08 million of loans receivable, $.58 million of fixed assets and $.35 million of cash, total liabilities of $.76 million consisting primarily of $.76 million of loans payable, and total equity was $.41 million.

ACTUAL RESULTS OF THE MANAGEMENT COMPANY

For the year ended December 31, 1998, the Management Company had revenues of $.85 million from management service fees. After total expenses of $.71 million, including $.25 million of payroll and benefits expenses and $.14 million of general and administrative expenses, the Management Company had net income of $.77 million.

For the nine months ended September 30, 1998, the Management Company had total revenues of $.41 million in management service fees. After total expenses of $.11 million, including $.55 million of payroll and benefits expenses and $.42 million of general and administrative expenses, the Management Company had net income of $.30 million for the nine month period. At September 30, 1998, the Management Company had total assets of $.70 million consisting of $.68 million of loans receivable and $.15 million in cash, total liabilities of $.66 million including $.65 million of loans payable, and total equity of $.04 million.

LIQUIDITY AND CAPITAL RESOURCES

The Management Company's current principal sources of cash are the hotel management fees and trademark and licensing fees from the Initial Lessee. The Initial Lessee's obligations for these fees are unsecured and its ability to pay the Management Company, and the Management Company's liquidity, will depend on its ability to generate sufficient cash flow from Hotel operations. The Management Company has no present commitments for extraordinary capital expenditures.

INFLATION

The Management Company's revenues initially will be based on the management service agreements and the trademark and licensing agreements with the Initial Lessee which will result in changes in the Management Company's revenues based on changes in the underlying Hotel revenues. Therefore, the Management Company initially will rely entirely on the performance of the Hotels and the Initial Lessee's ability to increase revenues to keep pace with inflation. Hotel operators in general, and the Initial Lessee in particular, can alter room rates quickly, but competitive pressures may limit the Initial Lessee's ability to raise rates faster than increases in inflation.

SEASONALITY

The Hotels' operations historically have been seasonal. The six southern Arizona hotels experience their highest occupancy in the first fiscal quarter and, to a lesser extent, the fourth fiscal quarter. The second fiscal quarter tends to be the lowest occupancy period at those six southern Arizona hotels. This seasonality pattern can be expected to cause fluctuations in the Management Company's hotel management service and trademark and licensing fee revenues.

YEAR 2000 COMPLIANCE

The Year 2000 problem is the result of computer programs having been written using two digits instead of four digits to define the applicable year. Any of the Management Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could potentially result in a system failure or miscalculations, causing disruptions of operations and normal business activity.

The Management Company does not rely heavily on computer systems for its operations and does not own significant computer systems, but does believe that its systems are Year 2000 compliant. The Management Company estimates its total costs to be incurred in connection with the Year 2000 problem to be minimal.

The Management Company cannot predict the effect of the Year 2000 problem on vendors, customers and other entities with which the Management Company transacts business, and there can be no assurance that the effect of the Year 2000 problem on such entities will not adversely affect the Management Company's operations.

In the event of the failure of any of the Management Company's computer systems, the Management Company intends to perform necessary functions without the aid of the affected computer systems until any Year 2000 problems are resolved.

                        DESCRIPTION OF CAPITAL STOCK OF
                             THE MANAGEMENT COMPANY

AUTHORIZED CAPITAL STOCK

The Charter of the Management Company authorizes the issuance of up to 11,000,000 shares, consisting of 10,000,000 shares of common stock, without par value (the "Management Company Common Stock"), and 1,000,000 shares of preferred stock, par value $1.00 per share (the "Management Company Preferred Stock"). 100 shares of Management Company Common Stock are currently outstanding and held of record by two shareholders. No shares of Management Company Preferred Stock have been issued or are outstanding. All of the shares of Management Company Common Stock that are currently outstanding are validly issued, fully paid and nonassessable.

MANAGEMENT COMPANY COMMON STOCK

The holders of Management Company Common Stock will be entitled to one vote for each share held of record on all matters subject to a vote of the shareholders, including the election of directors, and, except as otherwise required by law or provided in any resolution adopted by the Management Company's Board with respect to any series of Management Company Preferred Stock, the holders of such shares will possess all voting power with respect to the Management Company. The Charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Management Company Preferred Stock created by the Management Company Board from time to time, the holders of Management Company Common Stock will be entitled to such dividends as may be declared from time to time by the Management Company Board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Management Company available for distribution to such holders.

MANAGEMENT COMPANY PREFERRED STOCK

The Charter provides that shares of Management Company Preferred Stock may be issued in one or more series from time to time by the Management Company Board, and the Management Company Board is expressly authorized to fix the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of Management Company Preferred Stock.

                      MANAGEMENT OF THE MANAGEMENT COMPANY

DIRECTORS AND OFFICERS OF THE MANAGEMENT COMPANY

The following table sets forth certain information concerning those persons who are directors and officers of the Management Company:

                                            POSITION AND PRINCIPAL
         NAME                         OCCUPATIONS DURING PAST FIVE YEARS
         ----                         ----------------------------------
James F. Wirth........    Chairman of the Board of Directors of the Management
                          Company since April, 1997. Trustee, Chairman, President
                          and Chief Executive Officer of the Trust since January 30,
                          1998. Chairman and President of InnSuites Hotels, L.L.C.,
                          and affiliated entities, owners and operators of hotels,
                          since 1980; Chairman and President of Rare Earth
                          Development Company, a real estate development and
                          investment company, since 1973. Age: 52.
William A. Kidwell....    Director and President of the Management Company since
                          December 1, 1998. Vice President Operations of Starwood
                          Lodging Corp. from 1995 to 1997. Senior Vice President of
                          Richfield Management from 1986 to 1995. Age: 54.
Gregory D. Bruhn......    Executive Vice President, Chief Financial Officer and
                          Treasurer of the Management Company since December 1,
                          1998. Trustee, Executive Vice President, Chief Financial
                          Officer, Treasurer and Secretary of the Trust since
                          January 30, 1998. Executive Vice President and Chief
                          Financial Officer of First Union Real Estate Mortgage and
                          Equity Investments, a real estate investment trust, from
                          1994 through 1996; Executive Vice President, Real Estate
                          Industries Division, Bank of America from 1992 through
                          1994. Age: 50.
J. R. Chase...........    Director and Secretary of the Management Company since
                          December, 1, 1998. Secretary and Treasurer of Rare Earth
                          Development Company from 1993 to present. Director of
                          Hospitality Corporation International, an affiliate and
                          predecessor to InnSuites Hotels since 1992. Senior
                          engineer technical writer with Hughes Aircraft Company,
                          Missile and Space Division prior to 1992. Age: 48.

The officers of the Management Company are elected by and serve at the discretion of the Board of Directors of the Management Company.

COMMITTEES OF THE BOARD OF DIRECTORS OF THE MANAGEMENT COMPANY

The Management Company Board has established an Audit Committee and a Compensation Committee. Audit Committee functions include reviewing reports sent to shareholders, recommending to the Management Company Board the engagement of the independent auditors, reviewing the independent auditors' plan of audit and the results of the auditors' engagement, and reviewing the effectiveness of the Management Company's internal controls and the results of its operations. The Audit Committee consists of two members, Messrs. Chase and Kidwell. Mr. Chase is the Chairman of the Audit Committee.

The Compensation Committee is responsible for establishing the terms of compensation for the executive officers of the Management Company, including their salaries, bonuses and other compensation. The Compensation Committee consists of two members, Messrs. Chase and Wirth. Mr. Chase is the Chairman of the Compensation Committee.

COMPENSATION OF DIRECTORS

Each member of the Management Company Board who is not otherwise an employee of the Management Company will receive from the Management Company an annual fee of $12,000 per year for serving as a director of the Management Company and will be reimbursed for expenses incurred to attend meetings.

EXECUTIVE COMPENSATION

James F. Wirth served as the chief executive officer of the Management Company during the fiscal year ended December 31, 1997 and received no compensation. In addition to salaries, the Management Company's executive officers may earn an annual bonus, payable during the first calendar quarter of the year based on the prior year's results. In addition, a stock option program for key company personnel and a stock appreciation program for the employees of InnSuites Hotels and its affiliates is provided.

The Management Company will pay William A. Kidwell $50,000 upon the termination of his employment and directorships other than for cause. This separation payment is payable, at the option of the Management Company, in equal monthly installments over the six months following his departure from all officer and director positions with the Management Company.

                   BENEFICIAL OWNERSHIP OF MANAGEMENT COMPANY
                                  COMMON STOCK

As of January 1, 1999, the Management Company had 100 outstanding shares of Common Stock, held of record by two stockholders. The outstanding Management Company Common Stock is owned by affiliates of the Management Company and can only be sold pursuant to an exemption from the registration requirements of the Securities Act of 1933. The following table sets forth certain information concerning the beneficial ownership of shares of Common Stock by each stockholder who is known by the Management Company to own beneficially in excess of 5% of the outstanding shares of Common Stock, by each director, by each named executive officer, and by all directors and executive officers as a group, as of January 1, 1999. Except as otherwise indicated, all persons listed below have
(i) sole voting power and investment power in respect of their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership in respect of their shares of Management Company Common Stock.

       NAME OF           FULLY-DILUTED      FULLY-DILUTED      PRE-OFFERING      PRE-OFFERING
   BENEFICIAL OWNER     NO. OF SHARES(A)     PERCENTAGE      NO. OF SHARES(B)     PERCENTAGE
   ----------------     ----------------    -------------    ----------------    ------------
James F. Wirth(c).....                                              50                50%
Gail J. Wirth(c)......                                              50                50%
William A. Kidwell....                                               0                 0%
Gregory D. Bruhn......                                               0                 0%
J.R. Chase............                                               0                 0%
All Executive Officers
  and Directors as a
  Group (four
  persons)............                                              50                50%

---------------

(a) Assumes that all Warrants are exercised and converted into shares of Common Stock.

(b) Assumes that no Warrants are exercised and converted into shares of Common Stock.

(c) Mr. and Mrs. Wirth have a business address at 1625 E. Northern Ave., Suite 201, Phoenix, Arizona 85020.

                   DIVIDEND POLICY OF THE MANAGEMENT COMPANY

Since its inception, the Management Company has not paid cash dividends to its stockholders. The Management Company intends to use its available funds to pursue investment and business opportunities and, therefore, does not anticipate the payment of any cash dividends on the Management Company Common Stock in the foreseeable future.

                 CERTAIN TRANSACTIONS BY THE MANAGEMENT COMPANY

The Intercompany Agreement between the Trust, the Operating Partnership and the Management Company provides certain rights to the Operating Partnership and the Trust, including a right of first refusal to acquire any real property that a REIT may own before the Management Company could acquire such property for its own account. Mr. and Mrs. Wirth own significant percentages of both the Trust and the Operating Partnership and, as such, may not have acted in the best interests of the Management Company in agreeing to the terms of the Intercompany Agreement. The Management Company believes that the terms of the Intercompany Agreement are both fair and commercially reasonable. The Intercompany Agreement was approved by the independent directors of the Management Company.

Due to Mr. Wirth's significant ownership interest in the Operating Partnership and the Trust, future Percentage Leases between the Operating Partnership or the Trust and the Management Company may not be structured in the best interests of the Management Company. Such Percentage Leases will be approved by the independent directors of the Management Company.

The terms of the acquisition of the InnSuites Hotels trademarks and tradenames from InnSuites Licensing Corp. may not have been determined in the best interests of the Management Company due to Mr. and Mrs. Wirth's 100% ownership of InnSuites Licensing Corp. The Management Company believes that the terms of the acquisition were fair. This transaction was approved by the independent directors of the Management Company.

                    CERTAIN CHARTER AND STATUTORY PROVISIONS

GENERAL

The terms of Chapter 78 of the Nevada Revised Statutes (the "NRS") apply to the Management Company. Under certain circumstances, the provisions of the NRS described in the following paragraphs may delay or make more difficult acquisitions or changes of control of the Management Company. The Management Company's Charter and Bylaws do not exclude the Management Company from such provisions of the NRS. Such NRS provisions may make it more difficult to accomplish transactions that shareholders may believe are in their best interests and may also have the effect of preventing changes in the Management Company's management.

CONTROL SHARE ACQUISITIONS

Under the NRS, any person who, individually or in association with others, acquires or offers to acquire, directly or indirectly, a "controlling interest" in an "issuing corporation" may exercise voting rights on any "control shares" only if such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders. If the control shares are accorded full voting rights and represent a majority of all the voting power, any shareholder, other than the acquiring person, who does not vote for authorizing voting rights for the control shares, may demand payment for the fair value of their shares, and the corporation must comply with their demand.

For the above provisions, "controlling interest" means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one fifth or more, but less than one third, (ii) one third or more, but less than a majority, and/or (iii) a majority of the voting power of the issuing corporation in the election of directors. Voting rights must be conferred by a majority of the disinterested shareholders as each threshold is reached and/or exceeded. "Control shares" mean those outstanding voting shares of an issuing corporation which an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person became an acquiring person. "Issuing corporation" means a corporation that is organized in Nevada, has 200 or more shareholders (at least 100 of whom are shareholders of record and residents of Nevada) and conducts business in Nevada directly or though an affiliated corporation. The above does not apply if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply.

CERTAIN BUSINESS COMBINATIONS

Unless previously approved by the resident domestic corporation's board of directors, the NRS restricts the ability of a "resident domestic corporation" to engage in any combination with an "interested stockholder" for three years following the date the interested stockholder acquired the shares causing such stockholder to become an interested stockholder. If the combination was not previously approved, the interested stockholder may effect a combination after the three year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria.

For the above provisions, "resident domestic corporation" means a Nevada corporation that has 200 or more shareholders. These provisions of the NRS do not apply, however, to any combination of a resident domestic corporation which does not, as of the date of acquiring shares, have a class of voting shares registered with the Securities and Exchange Commission under Section 12 of the Exchange Act, unless the corporation's original articles of incorporation provide otherwise. "Interested stockholder", when used with reference to any resident domestic corporation, means any person, or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that elect in a charter amendment approved by a majority of the disinterested shares. Such a charter amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date.

DIRECTORS' DUTIES

The NRS allows directors and officers, in exercising their respective powers with a view toward the interest of a company, to consider the interests of a company's employees, suppliers, creditors and customers, the economy of the state and the nation, the interests of the community and of society and the long and short term interests of a company and its shareholders, including the possibility these interests may be best served by the continued independence of a company in the case of an acquisition offer. Directors may resist a change or potential change in control if the directors, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in the best interest of the company upon consideration of the interests set forth above. Changes in control may also be resisted if the directors have reasonable grounds to believe that, within a reasonable time, the debt created as a result of the change in control would cause the liabilities of the company or any successor to exceed its assets, would render the company or any successor insolvent or would lead to bankruptcy proceedings.

                      SHARES AVAILABLE FOR FUTURE SALE BY
                             THE MANAGEMENT COMPANY

Management Company Common Stock distributed upon the exercise of the Warrants will be freely transferable, except for securities received by persons who may be deemed to be "affiliates" of the Management Company under the Securities Act. Persons deemed to be affiliates of the Management Company generally include individuals or entities that control, are controlled by, or are under common control with, the Management Company and may include certain officers and directors of the Management Company as well as principal shareholders of the Management Company. Persons who are affiliates of the Management Company will be permitted to sell their shares of Management Company Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Section 4(2) of the Securities Act (relating to private sales) or by Rule 144 under the Securities Act. Neither the Trust nor the Management Company is able to predict when the Warrants will be exercised and when substantial amounts of Management Company Common

Stock will be sold in the open market following this offering. The sale of substantial amounts of Management Company Common Stock in the public market, or the perception that such sales might occur, could adversely affect the market price of Management Company Common Stock.

                      WHERE YOU CAN FIND MORE INFORMATION

The Trust has filed with the SEC a Registration Statement on Form S-2 ("Registration Statement") under the Securities Act with respect to the Common Shares offered by this Prospectus. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the SEC pursuant to the Securities Act and the rules and regulations of the SEC thereunder. The Registration Statement, including the exhibits thereto, may be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained by mail, at prescribed rates, from the Public Reference Room of the SEC at its principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

The Trust is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained by mail from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. In addition, certain of such materials can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York. Further, the SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Trust. The address of such Web site is http://www.sec.gov.

No person is authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus, in connection with the offering of Shares described herein and, if given or made, such information or representations must not be relied upon as having been authorized by the Trust. This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the Shares by any person in any jurisdiction in which it is unlawful for such person to make such offer, solicitation or sale. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

The Management Company does not currently file reports with the Securities and Exchange Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have been previously filed by the Trust with the SEC under the Exchange Act (File No. 1-7062) are incorporated herein by reference:

    1. Annual Report on Form 10-K for the year ended January 31, 1998, filed on May 18,1998;

    2. Quarterly Report on Form 10-Q/A for the quarter ended April 30, 1998, filed on June 24, 1998;

    3. Quarterly Report on Form 10-Q for the quarter ended July 31, 1998, filed on September 18, 1998;

    4. Quarterly Report on Form 10-Q for the quarter ended October 31, 1998, filed on December 15, 1998;

    5. Current Report on Form 8-K dated February 17, 1998, as amended by Form 8-K/A filed on April 20, 1998;

    6. Current Report on Form 8-K dated March 16, 1998, as amended by Form 8-K/A filed on May 15, 1998, as further amended by Form 8-K/A filed on June 30, 1998;

    7. Current Report on Form 8-K dated May 14, 1998, as amended by Form 8-K/A filed on May 27, 1998;

    8. Current Report on Form 8-K dated June 24, 1998; and

    9. Current Report on Form 8-K dated September 2, 1998.

All documents filed by the Trust pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering of Common Shares made hereby shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing such documents.

Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The Trust will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Trust at 1750 Huntington Building, 925 Euclid Avenue, Cleveland, Ohio 44115, Attention: Investor Relations; (216) 622-0046.

                           FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Trust and the Management Company intend that such forward-looking statements be subject to the safe harbors created by such Acts. Those forward-looking statements relating to the Trust include statements regarding the intent, belief or current expectations of the Trust, its Trustees or its officers in respect of (i) the declaration or payment of dividends; (ii) the leasing, management or operation of the Hotels; (iii) the adequacy of reserves for renovation and refurbishment;
(iv) the Trust's financing plans; (v) the Trust's position regarding investments, acquisitions, financings, conflicts of interest and other matters;
(vi) the Trust's continued REIT qualification; and (vii) trends affecting the Trust's or any Hotel's financial condition or results of operations. Those forward-looking statements relating to the Management Company include statements regarding the intent, belief or current expectations of the Management Company, its directors or its officers in respect of (i) the declaration or payment of dividends; (ii) the leasing, management or operation of the Hotels; (iii) the Management Company's financing plans; (iv) the Management Company's position regarding investments, acquisitions, financings, conflicts of interest and other matters; and (v) trends, affecting the Management Company's financial condition or results of operations. The words and phrases "looking ahead", "we are confident", "should be", "will be", "predicted", "believe", "expect", "anticipate" and similar expressions identify forward-looking statements.

These forward-looking statements reflect the Trust's and the Management Company's current views in respect of future events and financial performance, but are subject to many uncertainties and factors relating to the operations and business environment of the Hotels which may cause the actual results of the Trust and the Management Company to differ materially from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties include, but are not limited to: fluctuations in hotel occupancy rates; changes in room rental rates which may be charged by the Initial Lessee and the Management Company in response to market rental rate changes or otherwise; interest rate fluctuations; changes in federal income tax laws and regulations; competition; any changes in the Trust's or the Management Company's financial condition or operating results due to acquisitions or dispositions of hotel properties; real estate and hospitality market conditions; and local or national economic and business conditions, including, without limitation, conditions which may affect public securities markets generally, the hospitality industry, or the markets in which the Trust or the Management Company operates or will operate. Neither the Trust nor the Management Company undertakes any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Pursuant to Section 21E(b)(2)(E) of the Exchange Act, the qualifications set forth hereinabove are inapplicable to any forward-looking statements in this prospectus relating to the operations of the Operating Partnership.

                                  UNDERWRITING

Subject to the terms and conditions of the Underwriting Agreement among the Trust, the Operating Partnership and the representatives of the Underwriters named below (the "Underwriting Agreement"), the Trust has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Sutro & Co., Inc. are acting as representatives, has severally agreed to purchase from the Trust the respective number of Common Shares set forth opposite its name below:

                                                            NUMBER OF
                     UNDERWRITER                          COMMON SHARES
                     -----------                          -------------

                                                             -------
TOTAL
                                                             =======

Under the terms of the Underwriting Agreement, the Underwriters are committed to take and to pay for all of the Common Shares offered hereby, if any are taken.

The Underwriters propose initially to offer the Common Shares in part directly to the public at the public offering price set forth on the cover page of this prospectus, and in part to certain securities dealers at such price less a
concession of $     per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share to certain brokers and
dealers. After the Common Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

The Trust has granted the Underwriters an option, exercisable for 45 days after the date of this prospectus, to purchase up to an aggregate of 300,000 additional Common Shares at the public offering price less the underwriting discount as set forth on the cover page of this prospectus to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Common Shares to be purchased by each of them, as shown in the foregoing table, bears to the Common Shares offered hereby.

Pursuant to the Underwriting Agreement, the Trust has agreed, subject to certain limited exceptions, that it shall not, without the prior written consent of the representatives, sell, contract to sell, pledge or otherwise dispose of any Common Shares (or any securities or other interests convertible into or exercisable or exchangeable for Common Shares) for a period of 180 days after the date of this prospectus.

At the request of the Trust, up to                Common Shares offered in this
offering are being reserved for sale to Trustees and certain associates and certain other persons who have relationships with the Trust and its predecessors, at the offering price less the Underwriters' discount set forth on the cover page of this prospectus. This discount per share reduces the Underwriters' underwriting discount.

The representatives have informed the Trust that they do not expect sales to
discretionary accounts by the Underwriters to exceed                percent of
the total number of Common Shares offered by them.

The public offering price has been determined by negotiations between the Trust and the representatives of the Underwriters. Among the factors considered in determining the public offering price of the Common Shares, in addition to prevailing market conditions, were the Cash Available for Distribution from the Hotels, the current financial position of the Trust, estimates of the business potential and earnings prospects of the Trust, an assessment of management and of the Trust's position in its industry and consideration of the above factors in relation to market prices of and demand for similar securities of comparable companies in recent periods.

The Common Shares have been approved for listing on the NYSE, subject to notice of issuance. There can be no assurance, however, that the Trust will be able to maintain the listing of the Common Shares on the NYSE.

The Trust and the Operating Partnership, jointly and severally, have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

During and after completion of this offering, the Underwriters may purchase and sell the Common Shares in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Shares sold in this offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Shares which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the NYSE or otherwise, and these activities, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

The validity of the Common Shares will be passed upon for the Trust by Thompson Hine & Flory LLP, Cleveland, Ohio. In addition, the description of federal income tax consequences contained in the Prospectus under the caption "FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE TRUST" is based upon the opinion of Thompson Hine & Flory LLP. Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona, will pass upon certain legal matters for the Underwriter.

                                    EXPERTS

The audited Consolidated Financial Statements and schedule of InnSuites Hospitality Trust (formerly Realty ReFund Trust) incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein upon the authority of said firm as experts in giving said reports.

The audited Combined Financial Statements of InnSuites Hotels, Inc. incorporated by reference in this prospectus and elsewhere in the Registration Statement included in this prospectus have been audited by Michael Maastricht, C.P.A., independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein upon the authority of said firm as experts in giving said reports.

Any financial statements and schedules hereafter filed by the Trust pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and incorporated by reference in the registration statement, of which this prospectus is a part, that have been examined and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports given and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Securities and Exchange Commission.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To InnSuites Innternational Hotels, Inc.:

     We have audited the accompanying combined balance sheets of the InnSuites Hotels System as defined in Note 1 to the combined financial statements, as of December 31, 1996 and 1997 and January 30, 1998, and the related combined statements of operations, equity and cash flows for each of the three years in the period ended December 31, 1997 and the thirty days ended January 30, 1998. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the InnSuites Hotels System as of December 31, 1996 and 1997 and January 30, 1998, and the combined results of their operations, equity, and cash flows for each of the three years in the period ended December 31, 1997 and the thirty days ended January 30, 1998, in conformity with generally accepted accounting principles.

                                          MICHAEL MAASTRICHT, CPA

February 19, 1998
Phoenix, Arizona

                                INNSUITES HOTELS

                            COMBINED BALANCE SHEETS

                                                             DECEMBER 31,
                                                      --------------------------    JANUARY 30,
                                                         1996           1997           1998
                                                      -----------    -----------    -----------
                                            ASSETS
INVESTMENT IN HOTEL PROPERTIES, at cost:
  Land..............................................  $ 3,439,738    $ 3,439,738    $ 3,439,738
  Buildings and improvements........................   24,831,670     24,831,670     24,831,670
  Furniture and equipment...........................    9,175,834     10,845,586     10,958,829
                                                      -----------    -----------    -----------
                                                       37,447,242     39,116,994     39,230,237
  Less- Accumulated depreciation....................   10,958,581     12,184,479     12,322,787
                                                      -----------    -----------    -----------
  Net investment in hotel properties................   26,488,661     26,932,515     26,907,450
CASH AND CASH EQUIVALENTS...........................      628,797        129,871        322,095
ACCOUNTS RECEIVABLE.................................      344,882        571,301        591,869
INVENTORIES.........................................      347,252        415,575        397,807
OTHER ASSETS........................................      638,265        295,440        121,691
CASH HELD IN ESCROW.................................      253,056        296,099        297,811
DEFERRED EXPENSES, net..............................      513,610        252,430        248,227
                                                      -----------    -----------    -----------
                                                      $29,214,523    $28,893,231    $28,886,950
                                                      ===========    ===========    ===========

                                LIABILITIES AND COMBINED EQUITY
MORTGAGE NOTES PAYABLE..............................  $16,405,945    $17,776,627    $17,709,589
ACCOUNTS PAYABLE:
  Trade.............................................      357,089        678,637        621,073
  Affiliates........................................      582,145      1,260,601      1,699,601
  Bank overdrafts...................................      149,372        121,052        409,196
PARTNERS' CAPITAL PURCHASES PAYABLE.................           --        275,366        218,063
LINES OF CREDIT.....................................      100,000        131,000        155,000
CAPITAL LEASE OBLIGATION............................       71,707         22,437         20,226
LAND LEASE PAYABLE..................................       75,842         80,441         88,286
ACCRUED EXPENSES AND OTHER LIABILITIES..............      418,596        867,267      1,622,317
PARTICIPATION INVESTORS CONTINGENT LIABILITY........    2,646,627      2,646,627      2,646,627
                                                      -----------    -----------    -----------
                                                       20,807,323     23,860,055     25,189,978
COMMITMENTS AND CONTINGENCIES
COMBINED EQUITY:
  General Partners'.................................       56,032        (43,823)      (113,338)
  Limited Partners'.................................    8,049,434      7,337,403      6,276,374
  Corporate.........................................      301,734     (2,260,404)    (2,466,064)
                                                      -----------    -----------    -----------
                                                        8,407,200      5,033,176      3,696,972
                                                      -----------    -----------    -----------
                                                      $29,214,523    $28,893,231    $28,886,950
                                                      ===========    ===========    ===========

    The accompanying notes are an integral part of these combined financial statements.

                                INNSUITES HOTELS

                       COMBINED STATEMENTS OF OPERATIONS

                                                        DECEMBER 31,                   JANUARY 30,
                                            1995            1996           1997           1998
                                         -----------    ------------    -----------    -----------
REVENUES FROM HOTEL OPERATIONS:
  Room revenue.........................  $15,366,788    $17,613,618     $18,800,566    $1,833,441
  Food and beverage revenue............      130,708        197,064         519,440        61,623
  Other revenue........................      445,761        513,143         591,135        60,999
                                         -----------    -----------     -----------    ----------
  Total revenues.......................   15,943,257     18,323,825      19,911,141     1,956,063
EXPENSES:
  Departmental expenses:
     Rooms.............................    4,193,048      4,629,652       4,915,019       667,892
     Food and beverage.................      349,981        487,367         921,514        84,590
  General and administrative...........    3,134,257      3,500,161       4,470,820     1,393,290
  Advertising and promotion............      706,372        724,887         870,732        76,619
  Utilities............................      765,721        894,121         933,994        90,416
  Repairs and maintenance..............    1,938,523      2,621,472       2,473,074       233,804
  Real estate, personal property taxes,
     and insurance.....................      656,544        876,816         911,870        79,518
  Interest expense.....................    1,990,762      1,569,850       1,853,800       137,580
  Depreciation.........................    1,058,931      1,147,326       1,225,898       110,155
  Other -- land lease..................           --             --              --        13,678
                                         -----------    -----------     -----------    ----------
  Total expenses.......................   14,794,139     16,451,652      18,576,721     2,887,542
Income before extraordinary items......    1,149,118      1,872,173       1,334,420      (931,479)
EXTRAORDINARY ITEMS
  Gain on early extinguishment of
     debt..............................    6,465,305        307,000              --            --
                                         -----------    -----------     -----------    ----------
NET INCOME.............................  $ 7,614,423    $ 2,179,173     $ 1,334,420    $ (931,479)
                                         ===========    ===========     ===========    ==========

    The accompanying notes are an integral part of these combined financial statements.

                                INNSUITES HOTELS

                       COMBINED STATEMENTS OF CASH FLOWS

                                                         DECEMBER 31,                   JANUARY 30,
                                             1995            1996           1997           1998
                                          -----------    ------------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income............................  $ 7,614,424    $ 2,179,173     $ 1,334,420     $(931,479)
  Adjustments to reconcile net income to
     net cash provided by operating
     activities:
     Depreciation and amortization......    1,084,325      1,175,804       1,264,424       114,361
     Gain on early extinguishment of
       debt.............................   (6,465,305)      (307,000)             --            --
  (Increase) decrease in:
     Accounts receivable................         (113)        56,431        (226,419)      (20,568)
     Inventories........................      (53,014)       (17,610)        (68,323)       17,768
     Cash held in escrow................           --             --         (30,039)       (1,712)
     Other assets.......................     (376,921)      (231,090)        581,474       173,749
  Increase (decrease) in:
     Accounts payable...................     (191,596)        38,764         321,975       (57,564)
     Bank overdraft.....................           --             --              --       288,144
     Accrued expenses...................      496,240       (251,944)        737,618       791,045
                                          -----------    -----------     -----------     ---------
     Net cash provided by operating
       activities.......................    2,108,040      2,642,528       3,915,130       373,744
CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of furniture, fixtures,
       and equipment....................     (406,289)      (753,741)       (281,998)     (113,243)
     Acquisition of land, building and
       equipment........................           --     (1,250,000)        (79,707)           --
     Guest room remodeling..............           --             --        (565,471)           --
     Capitalization of partners'
       capital..........................           --             --        (742,576)           --
                                          -----------    -----------     -----------     ---------
     Net cash used by investing
       activities.......................     (406,289)    (2,003,741)     (1,669,752)     (113,243)
CASH FLOWS FROM FINANCING ACTIVITIES
     Payment of mortgage notes
       payable..........................   (2,185,926)    (1,612,687)       (636,524)      (60,147)
     Refinancing of mortgage notes
       payable..........................           --             --      (5,017,226)           --
     Increase in loans from
       affiliates.......................      (91,500)       587,853        (115,000)      439,000
     Increase in loans to affiliates....           --        (87,500)        793,456            --
     Increase of mortgage notes
       payable..........................           --        990,000       7,000,000            --
     Increase in bank overdrafts........           --             --              --            --
     Partners' contributions............      266,000             --              --            --
     Purchases of partners' capital.....           --             --         157,907       (57,303)
     Distributions......................     (120,000)      (969,375)     (4,866,351)           --
     Distribution of REIT shares........           --             --              --      (404,725)
     Lines of credit....................           --             --          (6,728)       24,000
     Loan fees..........................     (139,279)      (251,711)        (29,000)           --
     Other..............................      275,584        (31,715)             --            --
     Capital lease obligations..........      103,742                        (24,838)       (9,102)
     Capitalization of common stock.....           --        200,000              --            --
                                          -----------    -----------     -----------     ---------
     Net cash (used) by financing
       activities.......................   (1,891,379)    (1,175,135)     (2,744,304)      (68,277)
NET CHANGE IN CASH AND CASH
  EQUIVALENTS...........................     (189,628)      (536,348)       (498,926)      192,224
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR...............................    1,354,773      1,165,145         628,797       129,871
                                          -----------    -----------     -----------     ---------
CASH AND CASH EQUIVALENTS AT END OF
  YEAR..................................  $ 1,165,145    $   628,797     $   129,871     $ 322,095
                                          ===========    ===========     ===========     =========

    The accompanying notes are an integral part of these combined financial statements.

                                INNSUITES HOTELS

                         COMBINED STATEMENTS OF EQUITY

                                 GENERAL      LIMITED
                                PARTNERS'    PARTNERS'      COMMON      RETAINED       COMBINED
                                 CAPITAL      CAPITAL      STOCK(1)     EARNINGS        EQUITY
                                ---------    ----------    --------    -----------    -----------
BALANCE, December 31, 1995....  $  (2,525)   $6,766,832    $  5,000    $    58,095    $ 6,827,402
NET INCOME....................    107,025     2,033,509          --         38,639      2,179,173
CONTRIBUTIONS.................         --       170,000          --             --        170,000
ISSUANCE OF COMMON STOCK......         --            --     200,000             --        200,000
DISTRIBUTIONS.................    (48,468)     (920,907)         --             --       (969,375)
                                ---------    ----------    --------    -----------    -----------
BALANCE, December 31, 1996....     56,032     8,049,434     205,000         96,734      8,407,200
NET INCOME....................    117,283     1,829,275          --       (612,138)     1,334,420
DISTRIBUTIONS.................   (217,138)   (2,699,213)         --     (1,950,000)    (4,866,351)
PARTNERS' CAPITAL PURCHASES...         --       157,907          --             --        157,907
                                ---------    ----------    --------    -----------    -----------
BALANCE, December 31, 1997....    (43,823)    7,337,403     205,000     (2,465,404)     5,033,176
NET INCOME....................    (46,304)     (722,215)         --       (162,960)      (931,479)
DISTRIBUTIONS.................    (23,211)     (338,814)         --        (42,700)      (404,725)
                                ---------    ----------    --------    -----------    -----------
BALANCE, January 30, 1998.....  $(113,338)   $6,276,374    $205,000    $(2,671,064)   $ 3,696,972
                                =========    ==========    ========    ===========    ===========

---------------
(1) Hulsey Hotels Corporation -- Common stock, no par value, 1,000,000 shares authorized, 1,000,000 issued and outstanding

(1) Buenaventura Properties, Inc. -- Common stock, no par value, 10,000,000 shares authorized, 1,000,000 issued and outstanding

    The accompanying notes are an integral part of these combined financial statements.

                            INNSUITES HOTELS SYSTEM

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION:

     The InnSuites Hotels System consists of the following full-service hotels:

                                                                               NUMBER OF
PROPERTY NAME                                                LOCATION           SUITES
-------------                                                --------          ---------
InnSuites Phoenix Best Western ("Phoenix")............   Phoenix, Arizona         123
InnSuites Tempe/Airport ("Tempe").....................    Tempe, Arizona          170
InnSuites Tucson Best Western ("Tucson")..............    Tucson, Arizona         159
InnSuites Yuma Best Western ("Yuma")..................     Yuma, Arizona          166
Holiday Inn Airport InnSuites Ontario ("Ontario").....  Ontario, California       150
InnSuites Flagstaff Grand Canyon ("Flagstaff")........  Flagstaff, Arizona        134
InnSuites Scottsdale ("Scottsdale")...................  Scottsdale, Arizona       134

     InnSuites International Hotels, Inc., ("InnSuites") and its affiliates, officers and employees were involved in the development of each of the above hotels, except Flagstaff which was purchased January 1, 1996, and have managed all of the InnSuites Hotels since their respective inceptions. The hotels with two exceptions, are owned by partnerships ("InnSuites Partnerships") in which the shareholders of InnSuites and certain officers of InnSuites (collectively, InnSuites Affiliates) have significant direct and indirect ownership interests. Flagstaff and Scottsdale are owned by corporations controlled by principals of InnSuites. The partnerships and corporations are referred to collectively as the InnSuites System Entities.

     As of December 31, 1997, the InnSuites System Entities are owned as follows:

                                                                ENTITY INTEREST
                                                              -------------------
                                                              INNSUITES     THIRD
                                                              AFFILIATES    PARTY
                                                              ----------    -----
InnSuites Phoenix Best Western..............................      96%         4%
InnSuites Tempe/Airport.....................................      46%        54%
InnSuites Tucson Best Western...............................      28%        72%
InnSuites Yuma Best Western.................................      33%        67%
Holiday Inn Airport InnSuites Ontario.......................     100%         0%
InnSuites Flagstaff Grand Canyon............................     100%         0%
InnSuites Scottsdale........................................     100%         0%

     Realty ReFund Trust is an unincorporated Ohio real estate investment trust ("REIT") which agreed to acquire equity interests in existing hotel properties on January 31, 1998 and to consider selectively the purchase or development of additional hotels. The REIT acquired the general partnership interest, representing a 13.6% equity interest in RRF Limited Partnership, a Delaware limited partnership (the Partnership), as of January 31, 1998. The partners and shareholders of the entities owning the InnSuites Hotels contributed their respective partnership and corporate interests to the Partnership, or a subsidiary of the REIT in exchange for cash, partnership interests or REIT stock on January 31, 1998. All of the InnSuites Hotels will be leased to Realty Hotel Lessee Corporation (the InnSuites Lessee) pursuant to operating leases which contain provisions for rent based on the revenues of the InnSuites Hotels. The Lessee is an affiliate of InnSuites.

     Management believes that these combined financial statements result in a more meaningful presentation of the InnSuites Hotel System businesses acquired by the Partnership or REIT and thus appropriately reflect the historical financial position and results of operations of the predecessor of the Lessee. All significant intercompany balances and transactions have been eliminated.

                            INNSUITES HOTELS SYSTEM

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Accounting Periods

     For annual reporting purposes, all of the InnSuites System Entities have been included in the accompanying combined financial statements based on a December 31 year-end.

  Hotel Properties

     Hotel properties are stated at cost. Depreciation is computed using primarily the straight-line method based upon estimated useful lives, 40 years for buildings and improvements, 7 years for furniture and equipment.

     The partners and management of the InnSuites System Entities review the hotel properties for impairment when events or changes in circumstances indicate the carrying amounts of the hotel properties may not be recoverable. When such conditions exist, management estimates the future cash flows from operations and disposition of the hotel properties. If the estimated undiscounted future cash flows from operations and disposition of the hotel properties are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value would be recorded and an impairment loss would be recognized. No such impairment losses have been recognized.

  Deferred Expenses

     Deferred expenses consist principally of deferred loan costs. Deferred loan costs are amortized over the terms of the related loan agreements. The amortization of deferred loan costs of $51,377, $42,187, and $37,925, and $4,203 for the years ended December 31, 1995, 1996, and 1997, and the month ended January 30, 1998 is included in interest expense in the accompanying combined statements of operations. Accumulated amortization of deferred expenses was $385,651 and $258,673 at December 31, 1996 and 1997, respectively, and $262,876 at January 30, 1998.

  Concentration of Credit Risk

     Financial instruments which potentially subject the InnSuites System Entities to credit risk consist primarily of trade receivables. Credit evaluations of guest's accounts are performed regularly. The receivables are unsecured.

  Revenue Recognition

     Revenue is recognized as earned. Ongoing credit evaluations are performed and credit losses are charged off when deemed to be uncollectible. Such losses have been minimal and within management's expectations.

  Income Taxes

     The InnSuites Partnerships, Scottsdale and Flagstaff (S-Corporations in
1997) are not subject to federal or state income taxes; however, they must file informational income tax returns and the partners and stockholders must take income or loss of the InnSuites Partnerships and S-Corporations into consideration when filing their respective tax returns. Flagstaff, was a C-Corporation in 1996, and had no income tax liability for that year.

  Management's Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            INNSUITES HOTELS SYSTEM

  Maintenance and Repairs

     Maintenance and repairs are charged to operations as incurred; major renewals and betterments are capitalized. The hotel properties have scheduled guest room refurbishing programs, the cost of which is expensed as incurred. Upon the sale or disposition of a fixed asset, the asset and related accumulated depreciation are removed from the accounts, and the gain or loss is included in the determination of net income or loss.

  Advertising and Promotion

     The Innsuites System Entities expense the cost of advertising and promotion as incurred which approximates the time such advertising takes place. There are no capitalized advertising costs.

  Cash and Cash Equivalents

     All highly liquid investments with an original maturity date of three months or less when purchased are considered to be cash equivalents. Management believes that the fair value of cash equivalents approximates carrying value due to the relatively short maturity of these instruments.

  Inventories

     Inventories consisting primarily of linen, food, and beverages and gift store merchandise are stated at the lower of first-in, first-out cost or market.

  Cash Held in Escrow

     Cash held in escrow consists of amounts for real estate taxes and property insurance remitted to the lenders which hold the mortgages on the hotel properties and amounts deposited for the replacement of hotel real and personal property pursuant to the terms of certain mortgage and franchise agreements.

                            INNSUITES HOTELS SYSTEM

3.  MORTGAGE NOTES PAYABLE:

     Mortgage notes payable consisted of the following:

                                                              DECEMBER 31,
                                                        -------------------------    JANUARY 30,
                                                           1996           1997          1998
                                                        -----------    ----------    -----------
Mortgage note payable to a bank in aggregate monthly
  installments of principal and interest of $38,436 at
  rate of 8.5%; the unpaid principal matures with a
  balloon payment due in March 2007; collateralized by
  real and personal property having a net book value
  of $2,766,938 at December 31,1997. .................   $3,152,590     2,947,434     2,929,875
Mortgage note payable to a bank in aggregate
  installments of principal and interest of $27,572 at
  a rate of 8.5%; the unpaid principal is due January
  2006; collateralized by real and personal property
  having a net book value of $3,816,504 at December
  31, 1997. ..........................................    2,711,786     2,607,412     2,598,308
Mortgage note payable to a finance company in
  aggregate monthly installments of principal and
  interest of $41,168 at a rate of 9.25%; the unpaid
  principal is due August 2011; collateralized by real
  and personal property having a net book value of
  $3,094,443 at December 31, 1997. ...................    3,958,182     3,824,738     3,812,963
Mortgage note payable to a bank in aggregate monthly
  installments of principal and interest of $33,581 at
  a rate of 8.75%; the unpaid principal due March
  2011, collateralized by real and personal property
  having a net book value of $6,834,154 at December
  31, 1997; requires an escrow reserve of 4% of
  revenues for the replacement or refurbishing of
  furniture, fixtures and equipment. .................    3,739,308     3,653,520     3,646,629
Mortgage note payable to a bank in aggregate monthly
  installments of principal and interest of $12,919 at
  a rate of 9.75%; the unpaid principal due June 2001;
  collateralized by real and personal property having
  a net book value of $2,122,233 at December 31,
  1997. ..............................................      956,612       891,983       886,524
Mortgage note payable to a finance company in
  aggregate monthly installments of principal of
  $45,701 plus interest at a rate of 9%; the unpaid
  principal due February 1998; collateralized by real
  and personal property having a net book value of
  $1,920,889 at December 31, 1997. ...................    1,887,467     3,851,540     3,835,290
                                                        -----------    ----------    ----------
                                                        $16,405,945    17,776,627    17,709,589
                                                        ===========    ==========    ==========

     Aggregate scheduled annual principal payments for the above mortgage notes payable at December 31, 1997 are as follows:

  YEAR                                                      AMOUNT
  ----------------------------------------------------    -----------
  1998................................................    $ 4,504,838
  1999................................................        723,492
  2000................................................        779,853
  2001................................................      1,321,003
  2002................................................        799,639
  Thereafter..........................................      9,647,802
                                                          -----------
                                                          $17,776,627
                                                          ===========

                            INNSUITES HOTELS SYSTEM

  Debt Extinguishment

     In 1995 Tempe and Ontario realized net extraordinary gains of $5,994,473 on early extinguishment of debt and Scottsdale realized an extraordinary gain related to the forgiveness of principal on debt of $470,832 due to a related party. In 1996 Flagstaff refinanced its existing mortgage indebtedness, realizing a net extraordinary gain of $112,780 and an extraordinary gain related to the forgiveness of debt of $194,220 due to a related party.

4.  RELATED PARTY TRANSACTIONS:

     A substantial portion of the hotels' management functions are performed by two InnSuites management companies for a fee computed as specified in each hotel's management agreement. The management fee is based on a percentage of hotel revenues of 4.5%.

     In addition, InnSuites has trademark license agreements with the hotels, excluding Ontario which operates under licensing with Holiday Inns, for which the fees are .5% of revenues. InnSuites also operates an advertising trust to which the hotels contribute 1% of revenues, 1.9% for a portion of 1995. Certain properties paid different rates or no fees during certain periods. All agreements expire in 2000. The payable to affiliates represents amounts due primarily for working capital advances. There are no terms or covenants connected with the advances.

     The InnSuites System Entities paid fees to InnSuites affiliates for various services as follows:

                                                    DECEMBER 31,
                                           ------------------------------    JANUARY 30,
                                             1995       1996       1997         1998
                                           --------    -------    -------    -----------
Management fees
  (4.5% of total revenues)...............  $611,421    840,518    902,938      90,051
Trademark license fees
  (0.5% of total revenues)...............    66,246     80,596     81,935       9,785
Advertising trust fees
  (1% of total revenues).................   232,023    189,231    201,296      16,594

5.  CHANGES IN OWNERSHIP:

     On January 1, 1996 the principals of InnSuites became sole shareholders of Hulsey Hotels Corporation (Flagstaff) and purchased the hotel from a sole-proprietorship for the assumption of $200,000 of outstanding debt, certain other considerations plus the outstanding mortgage indebtedness. The property was refinanced on June 19, 1996 in the amount of $1,004,000.

     The purchase accounting adjustment recorded was an aggregate increase in the carrying value of the investments in hotel property was as follows:

Land, buildings and improvements............................  $1,050,000
Furniture and equipment.....................................     200,000
                                                              ----------
                                                              $1,250,000
                                                              ==========

6.  COMMITMENTS AND CONTINGENCIES:

  Claims and Legal Matters

     Certain of the hotels are involved in claims and legal matters incidental to their business. In the opinion of management, the ultimate resolution of these matters will not have a material impact on the financial position or the results of operations of the hotels.

                            INNSUITES HOTELS SYSTEM

  Trademark License Agreements

     Under the terms of hotel trademark license agreements, annual payments for trademark royalties and reservation and advertising services are due from the hotels. Fees are computed based upon a percentage of total revenues. At December 31, 1997, the trademark license royalty fees are payable by the hotels at .5% of revenues to InnSuites affiliates while the fees for advertising services are 1% of revenues. The franchise agreements expire in 2000. The Best Western and Holiday Inn hotels have additional franchise agreements in which fees are charged on a per room basis and generally approximate 3% of revenues for Best Western and 9% for Holiday Inn.

  Other

     The land on which the Tucson Hotel is located is leased under an operating lease agreement expiring in 2010 which can be extended to 2051. The lease requires minimum annual rentals of $70,000 for 1997-2000, $75,000 through 2002, plus percentage rentals based on hotel revenues. Tucson is responsible for all taxes, insurance and maintenance on the property. Rental expense charged to operations for the land lease were as follows:

                                              YEAR ENDED DECEMBER 31,
                                           ------------------------------    JANUARY 30,
                                             1995       1996       1997         1998
                                           --------    -------    -------    -----------
Minimum rent.............................  $ 60,000     70,000     70,000       5,833
Percentage rent..........................    70,689     74,632     80,437       7,845
                                           --------    -------    -------      ------
                                           $130,689    144,632    150,437      13,678
                                           ========    =======    =======      ======

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Statement of Financial Accounting Standards No. 107 requires disclosure about fair value for all financial instruments, whether or not recognized for financial statement purposes. Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 1997 and January 30, 1998. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts which could be realized on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

  Long-Term Debt

     Management estimates that the fair values of mortgage and other long-term debt approximate carrying values based upon the hotels' effective borrowing rate for issuance of debt with similar terms and remaining maturities.

8.  PARTICIPATION INVESTORS CONTINGENT LIABILITY:

     For the Ontario property, participation investors rights to repayment were converted to the right to receive forty-five percent of the profits from any future sale of the hotel property, over a fixed base amount of approximately $4,100,000, after payment of all outstanding liabilities. The contingent liability approximates the participants original investment plus certain accrued interest and management's estimate of the potential liability upon a future sale of the hotel property. The balance consists of the original $1,950,000 of loan participation units subscribed to by investors, plus $745,035 of accrued but unpaid interest during the construction period, as defined. During 1996 the Partnership purchased units from participation investors for $48,408.

                            INNSUITES HOTELS SYSTEM

9.  LINES OF CREDIT:

     Flagstaff, Scottsdale, Ontario and Tucson each carried an unsecured line of credit of $50,000 at December 31, 1997. Interest rates are 10% to 10.25%; and due dates are March 1 to April 30, 1998. The lines of credit are guaranteed by a principal of InnSuites.

10.  CAPITAL LEASE OBLIGATION:

     Ontario owns equipment under a capital lease arrangement for $39,752. The lease liability carries interest at a rate of 10.5% and is payable through October 1999 with monthly payments of $1,433. Future payments required by the lease as of December 31, 1997 follow:

1998.......................................................   14,438
1999.......................................................    7,999
                                                             -------
                                                             $22,437
                                                             =======

11.  PARTNERS' CAPITAL PURCHASES PAYABLE:

     Certain partners of entities owning the InnSuites Hotels are redeeming their interests for cash in lieu of exchanging their interests for partnership interests or REIT stock. Three properties purchased such interests effective January 1, 1997 aggregating $584,669. The purchases are payable monthly through December 1998.

12.  PREACQUISITION COSTS:

     On January 31, 1998 the InnSuites System Entities were acquired by RRF Limited Partnership, the general partner of which is Realty ReFund Trust, an unincorporated Ohio real estate investment trust ("REIT"). In accordance with the acquisition agreements the InnSuites System Entities are bearing certain preacquisition costs, primarily professional fees, which will not be reimbursed by the REIT and will not be a part of the purchase price. These costs of $445,414 in 1997 and $651,198 in January 1998 are expensed and included in professional services. As part of the acquisition, the InnSuites System Entities purchased for $950,000 certain shares from the REIT's prior owners. It then distributed $404,725 in shares to the partners of RRF Limited Partnership and $545,275 in shares to certain employees which is included in wages and salaries.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Trustees,
Realty ReFund Trust:

     We have audited the accompanying consolidated balance sheets of Realty ReFund Trust (an Ohio unincorporated business trust) and subsidiaries as of January 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements and the schedule referred to below are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty ReFund Trust as of January 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 14(a)1. of this Form 10-K is the responsibility of the Trust's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Cleveland, Ohio,
May 13, 1998.

                              REALTY REFUND TRUST

                          CONSOLIDATED BALANCE SHEETS
                           JANUARY 31, 1998 AND 1997

                                                                 1998           1997
                                                              -----------    ----------
                                        ASSETS
INVESTMENTS IN HOTEL PROPERTIES, net........................  $41,241,241    $       --
CASH AND CASH EQUIVALENTS...................................    2,378,398       531,997
INTEREST RECEIVABLE AND OTHER ASSETS........................           --       285,004
REAL ESTATE HELD FOR SALE, net of $4,085,000 valuation
  allowance.................................................           --     5,599,122
                                                              -----------    ----------
TOTAL ASSETS................................................  $43,619,639    $6,416,123
                                                              ===========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
MORTGAGE NOTES PAYABLE......................................  $17,709,589    $       --
NOTES PAYABLE TO BANKS......................................      155,000            --
OTHER NOTES PAYABLE.........................................    2,864,690            --
ADVANCES PAYABLE TO RELATED PARTIES.........................    1,699,601     2,300,000
DUE TO LESSEE...............................................      944,234            --
ACCOUNTS PAYABLE AND ACCRUED EXPENSES.......................      572,031       864,903
MINORITY INTEREST IN PARTNERSHIP............................   14,075,523            --
SHAREHOLDERS' EQUITY:
  Shares of beneficial interest without par value; unlimited authorization; 1,667,817 and 1,020,586 shares issued
     and outstanding in 1998 and 1997, respectively.........    5,598,971     3,251,220
                                                              -----------    ----------
                                                              $43,619,639    $6,416,123
                                                              ===========    ==========

  The accompanying notes to financial statements are an integral part of these balance sheets.

                              REALTY REFUND TRUST

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED JANUARY 31, 1998, 1997 AND 1996

                                                           1998          1997          1996
                                                        ----------    ----------    -----------
REVENUES:
  Interest income from loans receivable...............  $       --    $1,077,757    $ 2,199,600
  Interest income from loan receivable from related
     party............................................          --       560,139        932,605
  Rental revenue from real estate held for sale.......   1,367,366     2,277,610      2,297,801
  Interest income.....................................      54,613            --             --
                                                        ----------    ----------    -----------
                                                         1,421,979     3,915,506      5,430,006
                                                        ----------    ----------    -----------
EXPENSES:
  Provision for writedown of loan receivable from
     related party....................................          --       111,498      5,000,000
  Provision for writedown of real estate held for
     sale.............................................          --     1,085,000      3,000,000
  Loss on sale of real estate.........................      35,620            --             --
  Interest on loans underlying wrap-around
     mortgages........................................          --       150,184        617,123
  Interest on loan underlying wrap-around mortgage to
     related party....................................          --        89,223        209,872
  Interest on note payable to bank....................          --       381,368        717,550
  Interest on note payable to related party...........     118,082       332,308        427,445
  Fee to related party investment advisor.............          --       169,961        223,278
  Legal expense to related party......................      84,000        56,000         20,000
  Operating expenses of real estate held for sale.....   1,379,389     2,085,807      2,144,150
  Depreciation of building held for sale..............          --            --        264,873
  Amortization of tenant improvements and deferred
     leasing commissions..............................      21,724        43,080        192,719
  Other operating expenses............................     356,673       299,442        167,347
                                                        ----------    ----------    -----------
                                                         1,995,488     4,803,871     12,984,357
                                                        ----------    ----------    -----------
NET LOSS..............................................  $ (573,509)   $ (888,365)   $(7,554,351)
                                                        ==========    ==========    ===========
LOSS PER SHARE -- Basic and diluted...................  $     (.56)   $     (.87)   $     (7.40)
                                                        ==========    ==========    ===========
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING.........................................   1,022,359     1,020,586      1,020,586
CASH DIVIDENDS PER SHARE:
  Paid................................................  $      .15    $      .30    $       .40
  Declared............................................         .00           .10            .10
                                                        ----------    ----------    -----------
                                                        $      .15    $      .40    $       .50
                                                        ==========    ==========    ===========

  The accompanying notes to financial statements are an integral part of these statements.

                              REALTY REFUND TRUST

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED JANUARY 31, 1998, 1997 AND 1996

                                                                  TOTAL
                                                              SHAREHOLDERS'
                                                                 EQUITY
                                                              -------------
BALANCE, JANUARY 31, 1995...................................   $12,714,542
  Net loss..................................................    (7,554,351)
  Cash dividends paid.......................................      (612,372)
                                                               -----------
BALANCE, JANUARY 31, 1996...................................     4,547,819
  Net loss..................................................      (888,365)
  Cash dividends paid.......................................      (408,234)
                                                               -----------
BALANCE, JANUARY 31, 1997...................................     3,251,220
  Issuance of shares........................................     3,074,348
  Net loss..................................................      (573,509)
  Cash dividends paid.......................................      (153,088)
                                                               -----------
BALANCE, JANUARY 31, 1998...................................   $ 5,598,971
                                                               ===========

  The accompanying notes to financial statements are an integral part of these statements.

                              REALTY REFUND TRUST

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED JANUARY 31, 1998, 1997 AND 1996

                                                         1998           1997           1996
                                                      -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..........................................  $  (573,509)   $  (888,365)   $(7,554,351)
  Adjustments to reconcile net loss to net cash
     (used for) provided by operating activities --
       Provision for writedown of loan receivable
          from related party........................           --        111,498      5,000,000
       Provision for writedown of real estate held
          for sale..................................           --      1,085,000      3,000,000
       Depreciation of building held for sale.......           --             --        264,873
       Amortization of tenant improvements and
          deferred leasing commissions..............       21,724         43,080        192,719
       Amortization of deferred loan fees...........           --        (15,000)       (18,000)
       Decrease in interest receivable and other
          assets....................................      263,280        392,587        220,781
       Decrease in accounts payable and accrued
          expenses..................................     (676,274)      (600,158)       (45,767)
                                                      -----------    -----------    -----------
          Net cash (used for) provided by operating
            activities..............................     (964,779)       128,642      1,060,255
                                                      -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Principal collected on mortgage loans
     receivable.....................................           --     14,569,483     13,087,769
  Principal payments on mortgage loans payable......           --     (4,991,421)    (6,364,536)
  Payments for tenant and building improvements.....           --             --     (1,178,904)
  Payment of transaction costs......................     (334,854)            --             --
  Proceeds from sale of real estate, net............    5,599,122             --             --
  Purchase of fee interest in land..................           --       (287,758)            --
                                                      -----------    -----------    -----------
          Net cash provided by investing
            activities..............................    5,264,268      9,290,304      5,544,329
                                                      -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Bank borrowings...................................           --        625,000      2,550,000
  Bank repayments...................................           --     (6,920,000)    (8,065,000)
  Payment of cash dividends.........................     (153,088)      (408,234)      (612,372)
  Principal payments on note payable to related
     party..........................................   (2,300,000)    (2,200,000)      (500,000)
                                                      -----------    -----------    -----------
          Net cash used for financing activities....   (2,453,088)    (8,903,234)    (6,627,372)
                                                      -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH.....................    1,846,401        515,712        (22,788)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR......      531,997         16,285         39,073
                                                      -----------    -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR............  $ 2,378,398    $   531,997    $    16,285
                                                      ===========    ===========    ===========

  The accompanying notes to financial statements are an integral part of these statements.

                              REALTY REFUND TRUST

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JANUARY 31, 1998, 1997 AND 1996

1.  NATURE OF OPERATIONS AND BASIS OF PRESENTATION:

     Prior to fiscal 1998, Realty ReFund Trust (the Trust) specialized in mortgage financing as its investment vehicle, refinancing existing income-producing commercial, industrial and multi-unit residential real property by supplementing or replacing existing financing. The primary refinancing technique which the Trust employed was wrap-around mortgage lending, which is discussed in Note 2. As of January 31, 1997, the Trust's remaining real estate asset was a wholly owned commercial office building in Chicago, which was sold in September 1997.

     On January 31, 1998, the Trust contributed $2,081,000 to RRF Limited Partnership (the Partnership), a Delaware limited partnership, in exchange for a 13.6% general partnership interest therein. The Trust is the sole general partner of the Partnership. The Partnership issued limited partnership interests representing 86.4% of the Partnership to acquire six hotel properties from various entities. In addition, through a wholly-owned subsidiary, the Trust issued 647,231 shares of beneficial interest in exchange for all of the outstanding shares of Buenaventura Properties, Inc. (BPI), which owned a hotel located in Scottsdale, Arizona. The Scottsdale, Arizona hotel together with the six hotel properties acquired by the Partnership, are the Initial Hotels. The Initial Hotels are leased to Realty Hotel Lessee Corp. (the Lessee) pursuant to leases which contain provisions for rent based on revenues of the Initial Hotels (the Percentage Leases). Each Percentage Lease obligates the Lessee to pay rent equal to the greater of the minimum rent or a percentage rent based on the gross revenues of each hotel. The Lessee holds the franchise agreement for each hotel. The Lessee is owned 9.8% by InnSuites Innternational Hotels, Inc. an entity owned by James F. Wirth, Chairman, President and Chief Executive Officer of the Trust, (Wirth) and his spouse.

  Partnership Agreement

     Pursuant to the Partnership Agreement, the partners in five partnerships (the Exchanging Partners) exchanged their respective partnership interests for limited partnership interests in the Partnership. The corporation which owned a hotel property in Flagstaff, Arizona (one of the Initial Hotels) contributed the hotel to the Partnership in exchange for limited partnership interests therein. The Partnership Agreement provides for the issuance of two classes of limited partnership units, Class A and Class B. Such Classes are identical in all respects, except that each Class A limited partnership unit in the Partnership shall be convertible into a like number of shares of beneficial interest of the Trust, at any time at the option of the particular limited partner, if the Trust determines that such conversion would not cause the Trust to fail to qualify as a REIT. A total of 2,174,931 Class A limited partnership units were issued to the Exchanging Partners. Additionally, 299,622 Class A partnership units were reserved for issuance to those partners who did not accept the formation exchange offer. A total of 4,017,361 Class B limited partnership units were issued to Wirth and his affiliates, in lieu of the issuance of Class A limited partnership units. If all of the Class A limited partnership units were to be converted, the limited partners in the Partnership would hold 2,174,931 shares of beneficial interest of the Trust. The Class B limited partnership units may be converted at the discretion of the Board of Trustees provided that such conversion would not cause the Trust to fail to qualify as a REIT.

  Basis of Presentation

     As general partner, the Trust exercises unilateral control over the Partnership. Therefore, the financial statements of the Trust, its wholly-owned subsidiaries and the Partnership are consolidated. All significant intercompany transactions and balances have been eliminated.

                              REALTY REFUND TRUST

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Investments in Hotel Properties

     Hotel properties are stated at cost and are depreciated using the straight-line method over estimated lives of 40 years for buildings and improvements and 7 years for furniture and equipment.

     In accounting for the acquisitions of the Initial Hotels discussed in Note 1, purchase accounting was applied. The historical carrying values of the assets and liabilities of BPI were adjusted to their respective fair market values based upon the aggregate fair market value of shares of beneficial interest issued to acquire the outstanding shares of BPI. The Trust's purchase of its 13.6% general partnership interest in the Partnership and the Partnership's acquisition of interests in the Initial Hotels other than BPI held by Exchanging Partners other than Wirth and his affiliates resulted in adjustments to the historical net carrying values of such hotel properties in amounts equal to 34% of the difference between the fair market values and the historical net carrying values of the respective hotel properties. The Partnership's acquisition of interests in the Initial Hotels other than BPI held by Wirth and his affiliates did not result in purchase accounting adjustments to historical net carrying values as such transactions were between entities under common control. The purchase price allocation resulting from the formation transactions remains preliminary as of January 31, 1998 pending final determination of assumed liabilities and allocation of cost among categories of investments in hotel properties.

     The Trust does not believe that there are any factors or circumstances indicating impairment of any of its investments in hotel properties at January 31, 1998.

     In the first quarter of fiscal 1997, the Trust adopted FAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Pursuant to this standard, long-lived assets to be disposed of are to be reported at the lower of carrying amount or fair value less incremental direct costs to sell. Long-lived assets to be disposed of shall not be depreciated while being held for disposal. The Trust's real estate held for sale was within the scope of FAS No. 121. As the Trust established a $3,000,000 valuation allowance at January 31, 1997 to reduce the carrying value of the real estate held for sale to its estimated net realizable value, adoption of FAS No. 121 did not have a material impact on the Trust's financial position or results of operations except that no depreciation expense was recorded on the real estate held for sale during fiscal 1998 and 1997. Accumulated depreciation and amortization of the real estate held for sale at January 31, 1996 was $793,000.

  Interest Receivable and Other Assets

     Included in interest receivable and other assets at January 31, 1997 were deferred leasing commissions related to the Chicago office building of $312,000, which were being amortized on a straight-line basis over the related lease terms. Accumulated amortization of such deferred costs at January 31, 1997 was $74,000.

  Investments in Wrap-Around Mortgages and Related Underlying Loans

     In a wrap-around mortgage structure, the principal amount secured by the mortgage note held by the Trust was equal to the outstanding balance under the prior mortgage loan plus the amount of funds advanced by the Trust. The notes held by the Trust were subordinate to the underlying prior indebtedness. The Trust agreed with the borrower to make principal and interest payments to the holder of the existing prior mortgage, but only to the extent scheduled payments were received from the borrower and no other default existed. Generally, the Trust had the right to pay off the prior indebtedness and succeed to its priority.

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No. 114, "Accounting by Creditors for Impairment of a Loan." This standard allows a creditor to measure the impairment of a loan based on the fair value of the collateral if a loan is collateral dependent. FAS No. 118 "Accounting by Creditors for Impairment of a
Loan -- Income Recognition and Disclosures," issued in October 1994, amended FAS No. 114 to allow a creditor to use existing methods for recognizing interest income

                              REALTY REFUND TRUST
on impaired loans. The Trust adopted the provisions of FAS Nos. 114 and 118 in fiscal 1996. See Note 4 for a discussion of the impairment of the Trust's loan on the Toledo, Ohio property.

  Dividends/Distributions

     The Trust expects to pays dividends which will be dependant upon the receipt of distributions from the Partnership.

  Revenue Recognition

     The Trust recognizes lease revenue on a accrual basis over the terms of the respective Percentage Leases. No percentage rent was earned in fiscal 1998 from the Initial Hotels.

  Minority Interest

     Minority interest in the Partnership represents the limited partners' actual proportionate share of the equity in the Partnership. Income will be allocated to minority interest based on the weighted average limited partnership percentage ownership throughout the period.

  Fair Value of Financial Instruments

     For disclosure purposes, fair value is determined by using available market information and appropriate valuation methodologies. Cash and cash equivalents, due to their short maturities, are carried at amounts which reasonably approximate fair value.

     For mortgage notes payable, notes payable to banks, other note payables and advances to related parties, the fair value is estimated by discounting the future cash flows using the current rates which would be available for similar loans having the same remaining maturities.

  Earnings Per Share

     In February 1997, FAS No. 128, "Earnings per Share" was issued which eliminated the concept of common stock equivalents and replaces "primary" and "fully diluted" earnings per share with "basic" and "diluted" earnings per share. For all periods presented there were no dilutive securities.

     Basic earnings per share has been computed based on the weighted average number of shares outstanding during the periods. The calculation of basic earnings per share for 1998 was based upon 1,022,359 shares and in 1997 and 1996 was based upon 1,020,586 shares.

  Statements of Cash Flows

     The Trust considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Interest paid amounted to $118,000, $995,000 and $2,018,000 for fiscal years 1998, 1997 and
1996, respectively.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     In July 1995, the Trust established a valuation allowance of $5,000,000 on its investment in the Toledo, Ohio wrap-around mortgage loan. The loan was retired in fiscal 1997 and an additional loss of $111,000 was recorded.

                              REALTY REFUND TRUST

     In the fourth quarter of fiscal 1996, the Trust established a valuation allowance of $3,000,000 to writedown the Chicago real estate held for sale to its estimated net realizable value. The Trust recorded an additional valuation allowance of $1,085,000 at January 31, 1997 to further reduce the real estate held for sale to its estimated net realizable value. The building was sold during fiscal 1998.

3.  INVESTMENT IN HOTEL PROPERTIES:

     Investment in hotel properties as of January 31, 1998 consist of the following:

Land........................................................  $ 3,439,738
Building and improvements...................................   31,395,305
Furniture and equipment.....................................    6,406,198
                                                              -----------
                                                               41,241,241
Less-Accumulated depreciation...............................           --
                                                              -----------
                                                              $41,241,241
                                                              ===========

     The Initial Hotels are located in Arizona (6) and California (1) and are subject to Percentage Leases as described in Note 11.

4.  LOAN IMPAIRMENT:

     In July 1995, the Trust recorded a $5,000,000 loss provision on its investment in the Toledo, Ohio wrap-around mortgage loan. The owner of the property was pursuing, among other things, the sale of the property. As the Trust's loan was made on a nonrecourse basis, the Trust had written down its investment to reflect the estimated sale price of the property and the estimated net proceeds to be received by the Trust as repayment of its loan as of January 31, 1996.

     The commercial building that secured the loan was owned by a partnership of which a corporation owned by the former Chairman of the Trust was the general partner. The building was sold by the partnership in fiscal 1997. In connection with that sale, the Trust was released by the new owner from any claims or liabilities relating to that property, and the Trust released its rights to any obligations from the partnership. As a result, in the fourth quarter of fiscal 1997, the Trust recorded a $111,000 loss provision on the Toledo, Ohio loan based on its final actual net realized value.

5.  REAL ESTATE HELD FOR SALE:

     In July 1992, the Trust accepted title in lieu of foreclosure on a commercial building in Chicago, Illinois. At the time of title acceptance, the Trust recorded a provision to write down its investment to estimated net realizable value as it was the Trust's intention to sell the real estate. The carrying value of the investment increased as a result of considerable investment in building and tenant improvements.

     Based on both market conditions for similar commercial property in Chicago and the operating performance of the property, the Trust recorded a $3,000,000 provision in the fourth quarter of fiscal 1996 to reduce the carrying value of the property to its then estimated net realizable value. The amount of the writedown was based upon the Trust's best estimate at January 31, 1996 of the amount of net proceeds which would be realized upon sale of the real estate in the near term future.

     In the fourth quarter of fiscal 1997, the Trust entered into a contract to sell the Chicago building for $6,000,000. Accordingly, the Trust recorded an additional provision of $1,085,000 to reduce the carrying value of the real estate held for sale to its estimated net realizable value based upon a pending contract price and estimated costs associated with the potential sale.

                              REALTY REFUND TRUST

     In the third quarter of fiscal 1998, the Trust sold the Chicago building and received approximately $6,000,000 before consideration of closing and other costs related to the sale. A loss of approximately $36,000 was recorded as a result of the sale.

6.  MORTGAGE NOTES PAYABLE:

     At January 31, 1998, the Trust had mortgage notes payable outstanding with respect to six of the Initial Hotels. The mortgage notes payable have various repayment terms and have scheduled maturity dates ranging from fiscal 1999 to 2012. Interest rates on the mortgage notes range from 8.50% to 9.75%. The mortgage notes payable are guaranteed by Wirth and certain of his affiliates. The net book value of properties securing the mortgage notes payable at January 31, 1998 was $35,179,000.

     Scheduled minimum payments of mortgage notes payable as of January 31, 1998 are as follows:

YEAR                                                        AMOUNT
----                                                      -----------
1999....................................................  $ 4,496,000
2000....................................................      729,000
2001....................................................      785,000
2002....................................................    1,317,000
2003....................................................      781,000
Thereafter..............................................    9,602,000
                                                          -----------
                                                          $17,710,000
                                                          ===========

7.  NOTE PAYABLE TO BANKS:

     At January 31, 1998, the Trust had various lines of credit totaling $350,000 with outstanding balances totaling $155,000 at interest rates floating with the banks' respective reference rates plus 1.5% to 3.0%.

     Prior to January 31, 1997, the Trust had a separate bank credit facility. During fiscal 1997, the proceeds from the repayment of the Forth Worth, Texas loan were utilized, in part, to retire all outstanding borrowings under the Trust's bank credit agreement. Upon retirement of all outstanding borrowings thereunder, the Trust's former bank credit agreement expired.

     For the years ended January 31, 1997 and 1996, the average daily bank borrowings were $5,519,000 and $9,431,000, respectively, with a weighted average interest rate (actual interest expense divided by average daily borrowings) of 6.9% and 7.6%, respectively.

8.  OTHER NOTES PAYABLE:

     For one of the Initial Hotels, participation investors' rights to repayment were converted into the right to receive forty-five percent of the profits from any future sale of that hotel property, over a fixed base amount of approximately $4,100,000 and after payment of all outstanding liabilities. Other notes payable at January 31, 1998 includes a contingent liability of $2,647,000 which represents the participants' original investment plus certain accrued interest and management's estimate of the potential liability upon a future sale of the hotel property. The balance consists of the original $1,950,000 of loan participation units subscribed to by investors, plus $745,000 of accrued but unpaid interest during the construction period, as defined. During 1996 certain units were purchased from participation investors for $48,000.

     Prior to the formation transactions, certain partners of the partnerships that previously owned the Initial Hotels sold their interests therein in exchange for notes. These notes are payable over 2 years. At January 31, 1998 $218,000 principal amounts of such notes is outstanding.

                              REALTY REFUND TRUST

9.  ADVANCES PAYABLE TO RELATED PARTIES:

     Advances payable to related parties at January 31, 1998 consists of funds provided to fund working capital and capital improvement needs. The aggregate amount outstanding was approximately $1,700,000 as of January 31, 1998.

     In March 1993, the Trust sold a $5,000,000 secured note to the former Chairman of the Trust, at par. The note bore interest at the prime lending rate and had a stated maturity date of August 1994. The Trust exercised its option to extend the maturity of the note. Pursuant to the terms of the note, the Trust made scheduled principal payments of $500,000 for each of the years ended January 31, 1997 and 1996. In addition, $1,700,000 of the proceeds from the repayment of the Fort Worth, Texas loan was utilized to reduce the note. The remaining $2,300,000 of the note was retired with proceeds from the sale of the Chicago property.

10.  DESCRIPTION OF CAPITAL STOCK:

     Holders of the Trust's shares are entitled to receive dividends when, as and if declared by the Board of Directors of the Trust out of funds legally available therefor. The holders of shares, upon any liquidation, dissolution or winding-up of the Trust, are entitled to share ratably in any assets remaining after payment in full of all liabilities of the Trust. The shares possess ordinary voting rights, each share entitling the holder thereof to one vote. Holders of shares do not have cumulative voting rights in the election of directors and do not have preemptive rights.

11.  PERCENTAGE LEASE AGREEMENTS:

     The Percentage Leases have noncancellable terms which expire at various dates through May 31, 2007, subject to earlier termination on the occurrence of certain contingencies, as defined. The rent due under each Percentage Lease is the greater of minimum rent, as defined, or percentage rent. Percentage rent applicable to room and other hotel revenue varies by lease and is calculated by multiplying fixed percentages by the total amounts of such gross revenues in excess of specified threshold amounts. Both the minimum rent and the revenue thresholds used in computing percentage rents are subject to annual adjustments beginning January 1, 1999, based on increases in the United States Consumer Price Index. Percentage rent applicable to food and beverage revenues is calculated as 5% of such revenues over a minimum threshold.

     Future minimum rentals (ignoring CPI increases) to be received by the Trust from the Lessee pursuant to the Percentage Leases for each of the next five years and in total thereafter are as follows:

1999.......................................................  $ 5,850
2000.......................................................    5,850
2001.......................................................    5,850
2002.......................................................    5,850
2003.......................................................    5,850
Thereafter.................................................   25,347
                                                             -------
                                                             $54,597
                                                             =======

12.  FEDERAL INCOME TAXES:

     No provision for current or deferred income taxes has been made by the Trust. The Trust has elected to be a real estate investment trust (REIT) and is therefore subject to the requirements of Sections 856-860 of the Internal Revenue Code, all of the requirements of which management believes have been met for the year ended January 31, 1998. As a REIT, the Trust normally distributes all of its taxable income to its shareholders. For the year ended January 31, 1998, the Trust had a taxable loss of approximately $4,000,000. The primary difference

                              REALTY REFUND TRUST
between the timing of book provisions for write downs and when such amounts are allowed as deductions for Federal income tax purposes is attributable to the foreclosure property described in Note 5. In fiscal 1998, the net tax deductions related to such property were $3,570,000 that related primarily to amounts that had been expensed in previous years for book purposes.

     The total dividends per share applicable to operating results for the year ended January 31, 1998, amount to $.15 per share, totaling $153,088.

     An income tax net operating loss of approximately $9,533,000 of which $4,476,000, originated in fiscal 1993 and $5,057,000 originated in fiscal 1997, is available for carryforward to fiscal 2008 and fiscal 2012, respectively. In addition, the taxable loss for fiscal 1998 of $4,000,000 will be available for carryforward to fiscal 2013. The calendar 1997 dividends were 100% return of capital due to the fiscal 1998 taxable loss. The quarterly allocation of cash dividends paid per share for individual shareholders' income tax purposes was as follows:

                                            CALENDAR 1997                   CALENDAR 1996                   CALENDAR 1995
                                    -----------------------------   -----------------------------   -----------------------------
                                    ORDINARY     RETURN     TOTAL   ORDINARY     RETURN     TOTAL   ORDINARY     RETURN     TOTAL
MONTH PAID                           INCOME    OF CAPITAL   PAID     INCOME    OF CAPITAL   PAID     INCOME    OF CAPITAL   PAID
----------                          --------   ----------   -----   --------   ----------   -----   --------   ----------   -----
March.............................     $--        $.10      $.10       $--        $.10      $.10     $.195       $.005      $.20
June..............................     --          .05       .05       --          .10       .10      .195        .005       .20
September.........................     --           --        --       --          .10       .10      .097        .003       .10
December..........................     --           --        --       --          .10       .10      .097        .003       .10
                                       --         ----      ----       --         ----      ----     -----       -----      ----
                                       $--        $.15      $.15       $--        $.40      $.40     $.584       $.016      $.60
                                       ==         ====      ====       ==         ====      ====     =====       =====      ====

     The tax status of distributions to shareholders in calendar 1998 will be dependent on the level of the Trust's earnings in that year. If taxable income of the Trust exceeds dividends paid in calendar 1998, such dividends will represent ordinary income to the recipients irrespective of the net operating loss carryforward.

13.  ADVISORY AGREEMENT/EMPLOYMENT AGREEMENTS:

     On January 31, 1998, Wirth and his spouse purchased the stock of Mid-America ReaFund Advisors, Inc. (the Advisor) which provides the administration of the day-to-day investment operations of the Trust and the Partnership. The Advisor was formerly owned by the former Chairman and President of the Trust. Under the terms of the advisory agreement, the Advisor is to receive, subject to certain limitations, a monthly fee equal to 1/12 of 1% of invested assets, as defined in the advisory agreement, and an annual incentive fee equal to (a) 10% of the amount by which the net income of the Trust exceeds 8% of the average net worth for the year and (b) 10% of the difference between net realized capital gains less accumulated net realized capital losses, as defined. For any fiscal year in which operating expenses of the Trust exceed certain thresholds specified in the advisory agreement, the Advisor is required to refund to the Trust the amount of such excess. For fiscal years 1997 and 1996, operating expenses exceeded the specified thresholds by approximately $6,000 and $18,000, respectively. There was no fee to the Advisor during fiscal year 1998 due to the reduction in the Trust's investment in mortgage loans.

     Wirth has an employment agreement with the Trust which expires in December 2007. The employment agreement provides that Wirth will receive no compensation from the Trust as long as the advisory agreement is in effect. However, pursuant to the terms of the employment agreement, should the Advisor no longer provide services to the Trust, Wirth will then be compensated, upon the same annual basis as the Advisor would have been compensated under the current terms of the advisory agreement had it remained in effect.

     Certain employment agreements with the former Chairman and President of the Trust were terminated at January 30, 1998.

                              REALTY REFUND TRUST

14.  INVESTMENTS IN LOANS RECEIVABLE:

RECONCILIATION OF MORTGAGE LOANS RECEIVABLE

                                                               1997           1996
                                                            -----------    -----------
BALANCE, beginning of period..............................  $17,422,010    $35,509,779
                                                            -----------    -----------
COLLECTIONS OF PRINCIPAL:
  Office buildings........................................   14,569,483      7,255,186
  Shopping centers........................................           --      2,029,068
  Motels..................................................           --      3,803,515
  Apartments..............................................           --             --
                                                            -----------    -----------
                                                             14,569,483     13,087,769
                                                            -----------    -----------
ELIMINATION OF UNDERLYING MORTGAGE (Note 15)..............    2,741,029             --
WRITEDOWN OF LOAN RECEIVABLE FROM RELATED PARTY (Note
  4)......................................................      111,498      5,000,000
                                                            -----------    -----------
  BALANCE, end of period..................................  $        --    $17,422,010
                                                            ===========    ===========

15.  OTHER RELATED PARTY TRANSACTIONS:

     Wirth is a 9.8% shareholder of the Lessee. At January 31, 1998, the Trust has a payable to the Lessee of $944,000 primarily for the reimbursement of costs and expenses incurred on behalf of the Trust.

     The Initial Hotels were acquired by the Partnership from entities in which Wirth and his affiliates had substantial ownership interests. Wirth and his affiliates received 4,017,361 Class B limited partnership units and 647,231 shares of beneficial interest in the Trust in exchange for their interests in the Initial Hotels.

     The Trust recorded provisions of approximately $84,000, $56,000 and $20,000 in fiscal years 1998, 1997 and 1996, respectively, for legal services provided by a law firm of which the former President of the Trust and another former Trustee are principals.

     The Toledo, Ohio loan investment was secured by a commercial building owned by a partnership of which the former Chairman of the Trust was the general partner. In September 1996, the Toledo, Ohio loan investment was converted from a wrap-around mortgage loan to a junior mortgage loan. Accordingly, the Trust's loan receivable from related party and loan payable underlying mortgage to related party were reduced by approximately $2,741,000, representing the balance of the underlying mortgage loan at the time the status of the Toledo loan was changed. In addition, a principal prepayment of $600,000 was received and approximately $401,000 of escrow funds held by the Trust was applied against the mortgage loan receivable balance. The remaining portion ($111,498) of the loan was written off in the fourth quarter of fiscal 1997.

     In the years ended January 31, 1997 and 1996, the Trust earned approximately $560,000 and $933,000 of interest income on this loan, respectively. The Trust incurred interest expense of approximately $89,000 and $210,000 in connection with the related underlying loan payable for the years ended January 31, 1997 and 1996, respectively.

                              REALTY REFUND TRUST

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The carrying amounts and fair values of the Trust's significant financial instruments at January 31, 1998 and 1997 are as follows:

                                              1998                            1997
                                  -----------------------------   ----------------------------
                                  CARRYING AMOUNT   FAIR VALUE    CARRYING AMOUNT   FAIR VALUE
                                  ---------------   -----------   ---------------   ----------
Mortgage notes payable..........    $17,709,589     $18,103,824     $       --      $       --
Notes payable to banks..........        155,000         155,000             --              --
Other notes payable.............      2,864,690       2,864,690             --              --
Advances payable to related
  parties.......................      1,699,601       1,699,601      2,300,000       2,300,000

17.  STATEMENT OF CASH FLOWS, SUPPLEMENTAL DISCLOSURES:

     In connection with the formation of the Partnership, approximately $24,899,000 of historical net book value in hotel properties was contributed to the Partnership in exchange for Partnership units and the Partnership assumed approximately $16,844,000 of debt.

     The Trust acquired all of the outstanding shares of BPI in exchange for 647,231 shares of beneficial interest having an aggregate value of $3,074,000.

18.  PRO FORMA FINANCIAL INFORMATION (UNAUDITED):

     The pro forma financial information set forth below is presented as if the formation transactions had been consummated as of February 1, 1996. The pro forma financial information is not necessarily indicative of what actual results of operations of the Trust would have been assuming the formation transactions had been consummated as of February 1, 1996 nor does it purport to represent the results of operations for future periods.

                                                                 YEAR ENDED
                                                                JANUARY 31,
                                                              ----------------
                                                               1998      1997
                                                              ------    ------
                                                               (UNAUDITED, IN
                                                                 THOUSANDS)
PERCENTAGE LEASE REVENUE....................................  $7,902    $7,376
INTEREST INCOME.............................................      55     1,638
                                                              ------    ------
          TOTAL REVENUES....................................   7,957     9,014
                                                              ------    ------
PROVISION FOR WRITEDOWNS OF LOAN RECEIVABLE.................      --       111
INTEREST ON LOANS UNDERLYING WRAP MORTGAGES.................      --       239
INTEREST EXPENSE ON MORTGAGE AND OTHER NOTES PAYABLE........  $1,668    $1,929
ADVISORY FEE TO RELATED PARTY ADVISOR.......................     576       576
DEPRECIATION AND AMORTIZATION...............................   1,710     1,710
GENERAL AND ADMINISTRATIVE..................................     578       578
REAL ESTATE AND PERSONAL PROPERTY TAXES AND CASUALTY
  INSURANCE AND GROUND RENT.................................     820       942
MINORITY INTEREST...........................................   2,314     1,625
                                                              ------    ------
          TOTAL EXPENSES AND MINORITY INTEREST..............   7,666     7,360
                                                              ------    ------
NET INCOME ATTRIBUTABLE TO SHARES OF BENEFICIAL INTEREST....  $  291    $1,304
                                                              ======    ======
NET INCOME PER SHARE -- basic and diluted...................  $  .17    $  .78
                                                              ======    ======

                              REALTY REFUND TRUST

19.  SUBSEQUENT EVENTS:

     In the first quarter of fiscal 1999, the Partnership completed the acquisition of the InnSuites Hotel Tucson/ St. Mary's located in Tucson, Arizona, and the acquisition of the Lafayette Hotel Ramada Inn and Conference Center located in San Diego, California. Total consideration for the acquisitions were $10,820,000 and $5,148,000, respectively.

     In the first quarter of fiscal 1999, the Trust established a $12,000,000 secured revolving line of credit with Pacific Century Bank. The credit facility will require, among other things, the Trust to maintain a minimum net worth, a specified coverage ratio of EBITDA to debt service, and a specified coverage ratio of EBITDA to debt service and fixed charges. Further, the Trust will be required to maintain its franchise agreement at each of the hotel properties and to maintain its REIT status.

20.  NEW ACCOUNTING PRONOUNCEMENTS:

     In March 1998, the AICPA issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Development or Obtained for Internal Use," which is effective for the Trust as of February 1, 1999. This SOP requires capitalization of the development costs of software to be used internally. The Trust plans to adopt this SOP as of February 1, 1999. The effect of adopting this SOP will not be material.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," which is effective for the Trust as of February 1, 1999. This SOP requires start-up and organization costs to be expensed as incurred and also requires previously deferred start-up costs to be recognized as a cumulative effect adjustment in the statement of income. The Trust will adopt this SOP when required, but the effect of adoption will not be material.

21.  QUARTERLY RESULTS (UNAUDITED):

     The following is an unaudited summary of the results of operations, by quarter, for the fiscal years ended January 31, 1998 and 1997. Management believes that all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of such interim results have been included. The results of operations for any interim period are not necessarily indicative of those for the entire fiscal year.

                                                               QUARTER ENDED
                                           -----------------------------------------------------
               FISCAL 1998                  APRIL 30      JULY 31      OCTOBER 31    JANUARY 31
               -----------                 ----------    ----------    ----------    -----------
Total revenues...........................  $  558,933    $  545,926    $  262,507    $    54,613
                                           ==========    ==========    ==========    ===========
Total revenues less interest expense on
  mortgage loans and operating expenses,
  and amortization expense of real estate
  held for sale..........................  $   14,423    $   55,036    $ (127,379)   $  (187,447)
                                           ==========    ==========    ==========    ===========
Net loss.................................  $  (90,973)   $  (48,889)   $ (246,200)   $  (187,447)
                                           ==========    ==========    ==========    ===========
Loss per share -- basic and diluted......  $     (.09)   $     (.05)   $     (.24)   $      (.18)
                                           ==========    ==========    ==========    ===========
Dividends declared per share.............  $      .05    $      .00    $      .00    $       .00
                                           ==========    ==========    ==========    ===========

                              REALTY REFUND TRUST

                                                               QUARTER ENDED
                                           -----------------------------------------------------
               FISCAL 1997                  APRIL 30      JULY 31      OCTOBER 31    JANUARY 31
               -----------                 ----------    ----------    ----------    -----------
Total revenues...........................  $1,082,334    $1,107,406    $1,064,527    $   661,239
                                           ==========    ==========    ==========    ===========
Total revenues less interest expense on
  mortgage loans and operating expenses,
  depreciation and amortization expense
  of real estate held for sale...........  $  408,457    $  445,805    $  529,278    $   163,671
                                           ==========    ==========    ==========    ===========
Provision for writedown of loan
  receivable from related party..........  $       --    $       --    $       --    $  (111,498)
                                           ==========    ==========    ==========    ===========
Provision for writedown of real estate
  held for sale..........................  $       --    $       --    $       --    $(1,085,000)
                                           ==========    ==========    ==========    ===========
Net income (loss)........................  $  101,775    $   98,464    $  102,258    $(1,190,862)
                                           ==========    ==========    ==========    ===========
Earnings (loss) per share -- basic and
  diluted................................  $      .10    $      .10    $      .10    $     (1.17)
                                           ==========    ==========    ==========    ===========
Dividends declared per share.............  $      .10    $      .10    $      .10    $       .10
                                           ==========    ==========    ==========    ===========

                                                                    SCHEDULE III

                              REALTY REFUND TRUST

                    REAL ESTATE AND ACCUMULATED DEPRECIATION
                             AS OF JANUARY 31, 1998

                                                                                      COST CAPITALIZED
                                                                                        SUBSEQUENT TO
                                                          INITIAL COST TO TRUST          ACQUISITION
                                                        --------------------------   -------------------
                                                                     BUILDINGS AND          BUILDING AND
                                         ENCUMBRANCES      LAND      IMPROVEMENTS    LAND   IMPROVEMENTS
                                         ------------   ----------   -------------   ----   ------------
InnSuites Hotels
  Phoenix Best Western
  Phoenix, Arizona.....................  $ 2,929,875    $  418,219    $ 2,922,884     $--        $--
InnSuites Hotels
  Tempe/Phoenix Airport/South Mountain
  Tempe, Arizona.......................    2,598,308       686,806      6,548,348     --         --
InnSuites Hotels Tucson,
  Catalina Foothills Best Western
  Tucson, Arizona......................           --            --      4,220,820     --         --
InnSuites Hotels Yuma Best Western
  Yuma, Arizona........................    3,812,963       251,649      4,983,292     --         --
Holiday Inn Airport
  Ontario Hotel and Suites
  Ontario, California..................    6,293,256     1,633,064      5,450,872     --         --
InnSuites Hotels
  Flagstaff/Grand Canyon
  Flagstaff, Arizona...................      886,524       100,000      1,194,691     --         --
InnSuites Hotels Scottsdale/
  El Dorado Park Resort
  Scottsdale, Arizona..................    3,835,290       350,000      6,074,398     --         --
                                         -----------    ----------    -----------     --         --
                                         $20,356,216    $3,439,738    $31,395,305     $--        $--
                                         ===========    ==========    ===========     ==         ==

                                                  GROSS AMOUNTS AT
                                                  WHICH CARRIED AT
                                                   CLOSE OF PERIOD
                                             ---------------------------                    NET BOOK VALUE
                                             BUILDINGS AND                 ACCUMULATED    LAND AND BUILDINGS
                                   LAND      IMPROVEMENTS     TOTAL (A)    DEPRECIATION    AND IMPROVEMENTS
                                ----------   -------------   -----------   ------------   ------------------
InnSuites Hotels
  Phoenix Best Western
  Phoenix, Arizona............  $  418,219    $ 2,922,884    $ 3,341,103        $--          $ 3,341,103
InnSuites Hotels
  Tempe/Phoenix Airport/South
     Mountain
  Tempe, Arizona..............     686,806      6,548,348      7,235,154        --             7,235,154
InnSuites Hotels Tucson,
  Catalina Foothills Best
     Western
  Tucson, Arizona.............          --      4,220,820      4,220,820        --             4,220,820
InnSuites Hotels Yuma Best
  Western
  Yuma, Arizona...............     251,649      4,983,292      5,234,941        --             5,234,941
Holiday Inn Airport
  Ontario Hotel and Suites
  Ontario, California.........   1,633,064      5,450,872      7,083,936        --             7,083,936
InnSuites Hotels
  Flagstaff/Grand Canyon
  Flagstaff, Arizona..........     100,000      1,194,691      1,294,691        --             1,294,691
InnSuites Hotels Scottsdale/El
  Dorado Park Resort
  Scottsdale, Arizona.........     350,000      6,074,398      6,424,398        --             6,424,398
                                ----------    -----------    -----------        --           -----------
                                $3,439,738    $31,395,305    $34,835,043        $--          $34,835,043
                                ==========    ===========    ===========        ==           ===========

---------------
(A) Aggregate cost for federal income tax reporting purposes at January 31, 1998 is as follows:

Land....................................................  $ 3,439,738
Building and improvements...............................   10,026,664
                                                          -----------
                                                          $13,466,402
                                                          ===========

                                                                                      DEPRECIATION IN
                                                       DATE OF         DATE OF      INCOME STATEMENT IS
                                                     CONSTRUCTION    ACQUISITION         COMPUTED
                                                     ------------    -----------    -------------------
InnSuites Hotels
  Phoenix Best Western
  Phoenix, Arizona.................................     6/1/84          1998             40 years
InnSuites Hotels
  Tempe/Phoenix Airport/South Mountain
  Tempe, Arizona...................................    12/1/82          1998             40 years
InnSuites Hotels Tucson, Catalina Foothills Best
  Western
  Tucson, Arizona..................................    11/1/81          1998             40 years
InnSuites Hotels Yuma Best Western
  Yuma, Arizona....................................     4/1/82          1998             40 years
Holiday Inn Airport
  Ontario Hotel and Suites
  Ontario, California..............................    12/1/90          1998             40 years
InnSuites Hotels
  Flagstaff/Grand Canyon
  Flagstaff, Arizona...............................       1966(1)       1998             40 years
InnSuites Hotels Scottsdale/
  El Dorado Park Resort
  Scottsdale, Arizona..............................    12/1/80          1998             40 years

---------------
(1) Purchased by InnSuites 1/1/96

                          INDEPENDENT AUDITOR'S REPORT

The Members
Tucson Saint Mary's Suite Hospitality, LLC:

     We have audited the accompanying balance sheet of Tucson Saint Mary's Suite Hospitality, LLC (An Arizona Limited Liability Company) as of December 31, 1997, and the related statements of operations and members' deficit and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tucson Saint Mary's Suite Hospitality, LLC as of December 31, 1997, and the results of its operations and cash flows for the year ended in conformity with generally accepted accounting principles.

February 27, 1998                                     Michael Maastricht, C.P.A.
Phoenix, Arizona

                   TUCSON SAINT MARY'S SUITE HOSPITALITY, LLC

                                 BALANCE SHEET
                               DECEMBER 31, 1997

ASSETS
Cash........................................................  $   16,617
Accounts receivable.........................................      51,999
Inventory...................................................      95,643
Land........................................................     900,000
Buildings and equipment pledged, at cost, net of accumulated
  depreciation..............................................   5,415,062
Deferred loan fees, net of accumulated amortization.........      85,000
Cash held in escrow.........................................      90,452
Other assets................................................      11,277
                                                              ----------
                                                              $6,666,050
                                                              ==========
LIABILITIES AND MEMBERS' DEFICIT
Accounts payable............................................  $  391,484
Accrued expenses............................................     298,403
Deed of trust...............................................   6,000,000
Line of credit..............................................      50,000
Advances from affiliates....................................   1,140,428
                                                              ----------
                                                               7,880,315
                                                              ----------
Members' deficit:
  Members' capital..........................................      25,000
  Distributions to prior owners.............................    (788,256)
  Accumulated losses........................................    (451,009)
                                                              ----------
                                                              (1,214,265)
                                                              ----------
                                                              $6,666,050
                                                              ==========

See accompanying notes to financial statements

                   TUCSON SAINT MARY'S SUITE HOSPITALITY, LLC
                 STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Revenues:
  Room rentals..............................................  $2,562,155
  Restaurant and banquet....................................     813,651
  Telephone.................................................     100,698
  Other.....................................................      65,144
                                                              ----------
                                                               3,541,648
                                                              ----------
Department costs:
Wages and salaries:
  Salaries..................................................     206,457
  Front desk................................................     139,182
  Housekeeping..............................................     224,374
  Laundry and houseman......................................      85,297
  Maintenance and other.....................................     146,069
  Taxes and benefits........................................     129,684
                                                              ----------
                                                                 931,063
                                                              ----------
Rooms department:
  Guest supplies............................................      60,305
  Complimentary items.......................................      92,692
  Telephone.................................................      65,824
  Cleaning supplies.........................................      36,776
  Office and desk supplies..................................      11,707
  Linen.....................................................      18,952
  Travel agent commissions..................................      25,217
  Reservations..............................................       4,147
  Other rooms department....................................      18,357
                                                              ----------
                                                                 334,157
                                                              ----------
Other operating expenses:
Administrative and general:
  Professional services.....................................      83,054
  Licenses, dues and subscriptions..........................      12,274
  Bank charges and credit card discount.....................      51,045
  Management fees...........................................      58,372
  Trademark license fees....................................     100,414
  Other administrative......................................      21,767
                                                              ----------
                                                                 326,926
                                                              ----------
Advertising and sales promotion:
  Travel and promotion......................................      18,434
  Advertising trust fees....................................      14,189
  Publications and newspapers...............................      48,458
  Billboards................................................      18,949
  Guest mail and postage....................................       6,685
  Supplies and sales printing...............................      13,608
                                                              ----------
                                                                 120,323
                                                              ----------

                                                                     (continued)

                   TUCSON SAINT MARY'S SUITE HOSPITALITY, LLC
                 STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Repairs and maintenance:
  Landscaping and pool......................................    $    55,229
  Mechanical and electrical.................................         42,611
  Supplies..................................................         31,544
  Refurbishing..............................................        181,658
                                                                -----------
                                                                    311,042
                                                                -----------
Restaurant and banquet:
  Food and beverage.........................................        224,016
  Wages.....................................................        292,261
  Benefits and taxes........................................         51,500
  Supplies..................................................         28,893
  Other.....................................................         14,404
                                                                -----------
                                                                    611,074
                                                                -----------
Utilities:
  Electric..................................................        242,926
  Gas.......................................................         35,433
  Water and sewer...........................................         71,940
                                                                -----------
                                                                    350,299
                                                                -----------
Other fixed charges:
  Property insurance........................................         35,165
  Property taxes............................................        168,872
  Depreciation..............................................        247,548
  Interest..................................................        556,188
                                                                -----------
                                                                  1,007,773
                                                                -----------
          Total expenses....................................    $ 3,992,657
                                                                -----------
Net loss....................................................       (451,009)
Members' capital contributions..............................         25,000
Distributions to prior owners...............................       (788,256)
Members' deficit, beginning of year.........................             --
                                                                -----------
Members' deficit, end of year...............................    $(1,214,265)
                                                                ===========

See accompanying notes to financial statements.

                   TUCSON SAINT MARY'S SUITE HOSPITALITY, LLC
                 STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Cash flows from operating activities:
  Net income................................................    $  (451,009)
  Adjustments to reconcile net income to cash provided by
     operating activities:
       Depreciation.........................................        247,548
       Amortization.........................................         35,000
       (Increase) decrease in:
       Accounts receivable..................................        (51,999)
       Inventories..........................................        (95,643)
       Cash held in escrow..................................        (90,452)
       Other assets.........................................        (11,277)
       Increase (decrease) in:
       Accounts payable.....................................        391,484
       Accrued expenses.....................................        298,403
                                                                -----------
          Net cash provided by operating activities.........        272,055
                                                                -----------
Cash flows from investing activities:
  Acquisition of land, buildings and equipment..............     (6,562,610)
                                                                -----------
          Net cash used by investing activities.............     (6,562,610)
                                                                -----------
Cash flows from financing activities:
  Deferred loan fees........................................       (120,000)
  Increase in line of credit................................         50,000
  Increase in advances from affiliates......................      1,140,428
  Addition of deed of trust: payable........................      6,000,000
  Members' capital contributions............................         25,000
  Distributions to prior owners.............................       (788,256)
                                                                -----------
          Net cash provided by financing activities.........      6,307,172
                                                                -----------
          Net increase in cash..............................         16,617
  Cash, beginning of period.................................             --
                                                                -----------
  Cash, end of period.......................................    $    16,617
                                                                ===========

See accompanying notes to financial statements.

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1997

1. OPERATIONS AND SUMMARY OF SIGNIFICANT POLICIES:

     Tucson Saint Mary's Suite Hospitality, LLC ("The Company") (An Arizona Limited Liability Company) was organized in May 1997 to purchase and operate a hotel property in Tucson, Arizona. The financial statements are presented for the purpose of presenting the property's operations for a full year and include operations of the prior owners for the period January 1 to May 20, 1997. The property is operated under the InnSuites trademark ("InnSuites") of Hospitality Corporation International ("Hospitality"). An affiliate, InnSuites Hotels, LLC provides management services to the Company. The property is located in a developed area that includes other hotel properties some of which may have greater financial resources than the Company.

     Significant accounting policies of the Company follow:

     Property and Equipment. Buildings and equipment are stated at cost. Depreciation is provided principally using the straight-line method for financial reporting and income tax purposes over the estimated useful lives of the assets which range from 7 years for equipment to 40 years for the buildings. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense including regular guest room refurbishing. Loan fees are amortized over the term of the note. Property accounts consist of the following:

Buildings...................................................    $3,780,087
Equipment and furnishings...................................     1,882,523
                                                                ----------
                                                                 5,662,610
Accumulated depreciation....................................       247,548
                                                                ----------
                                                                $5,415,062
                                                                ==========

     Management of the Company reviews the hotel property for impairment when events or changes in circumstances indicate the carrying amounts of the hotel properties may not be recoverable. When such conditions exist, management estimates the future cash flows from operations and disposition of the hotel property. If the estimated undiscounted future cash flows from operations and disposition of the hotel property are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value would be recorded and an impairment loss would be recognized. No such impairment losses have been recognized.

     Cash and Cash Equivalents. All highly liquid investments with an original maturity date of three months or less when purchased are considered to be cash equivalents.

     Cash Held in Escrow. Cash held in escrow consists of amounts for real estate taxes remitted to the lender which holds the deed of trust on the hotel property and amounts deposited for the replacement of hotel real and personal property pursuant to the terms of the loan agreement.

     Deferred Loan Fees. Deferred loan fees are amortized over the terms of the related loan agreement. Amortization expense of $35,000 for the period ended December 31, 1997 is included in interest expense in the accompanying statements of operations. Accumulated amortization of deferred expenses was $35,000 at December 31, 1997.

     Revenue Recognition. Revenue is recognized as earned. Ongoing credit evaluations are performed and credit losses are charged off when deemed to be uncollectible. Such losses have been minimal and within management's expectations.

     Inventories. Inventories, which consist primarily of linen, operating supplies, and food and beverage, are stated at the lower of cost or market. Cost is determined by the first in, first out method.

                          YEAR ENDED DECEMBER 31, 1997

     Income Taxes. All income and expense is passed through the Company for tax purposes and reported on the income tax returns of the individual members. Accordingly, the financial statements include no provision or liabilities for income taxes.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS:

     The Company, Hospitality and its affiliates are related through common ownership and management. The Company accrued fees to Hospitality or its affiliates during 1997 for services rendered as follows (fees in excess of these amounts were paid by the property to the prior management company and trademark owner):

Management fees (2.5% of total revenues)....................    $   35,472
Trademark license fees (2.5% of total revenues).............        35,472
InnSuites Trust -- advertising (1% of total revenues).......        14,189
Advances from affiliates are as follows:
Hospitality Corporation International.......................    $  825,000
Rare Earth Development Company..............................        52,500
Managing member.............................................       262,928
                                                                ----------
                                                                $1,140,428
                                                                ==========

     Advances from affiliates are working capital advances generally advanced during slower periods and repaid by the property during the busy season and advances connected with guest room refurbishing and improvements. There are no terms or covenants connected with the advances.

3. DEED OF TRUST:

     The deed of trust payable matures in May of 1999. Monthly payments of interest only of $70,000 are at a rate of 14%. The note is secured by all property and equipment of the Company and collateral assignment of all operating agreements. Interest paid in 1997 was $521,188. Annual principal payment requirements of the mortgage are as follows:

1998........................................................    $       --
1999........................................................     6,000,000
                                                                ----------
                                                                $6,000,000
                                                                ==========

---------------------------------------------------------
---------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               TABLE OF CONTENTS

                                                     PAGE
                                                     ----
Prospectus Summary...............................      1
Risk Factors Related to the Trust................     18
Risk Factors Related to the Management Company...     31
The Trust........................................     37
Corporate Structure Transactions.................     41
Use of Proceeds by the Trust.....................     45
Dividend Policy of the Trust.....................     46
Selected Historical and Pro Forma Financial
  Information and Operating Data of the Trust and
  the Initial Lessee.............................     49
Notes to Pro Forma Condensed Consolidated
  Statements of Income...........................     54
Notes to Pro Forma Condensed Statements of
  Operations.....................................     59
Management's Discussion and Analysis of Financial
  Condition and Results of Operations of the
  Trust..........................................     61
Business and Properties of the Trust.............     71
Description of Capital Stock of the Trust........     81
Management of the Trust..........................     83
Certain Transactions by the Trust................     86
Certain Declaration of Trust and Statutory
  Provisions.....................................     87
Partnership Agreement............................     89
Policies and Objectives with Respect to Certain
  Activities by the Trust........................     92
Shares Available for Future Sale by the Trust....     94
Federal Income Tax Considerations Related to the
  Trust..........................................     95
Tax Aspects of the Operating Partnership.........    113
Erisa Considerations.............................    117
Innsuites Innternational Hotels, Inc.............    121
Business and Properties of the Management
  Company........................................    121
Intercompany Agreement...........................    123
The Warrant Distribution.........................    125
Description of Warrants..........................    125
Use of Proceeds by the Management Company........    128
Federal Income Tax Consequences of Warrant
  Distribution and Exercise......................    129
Selected Historical and Pro Forma Financial
  Information and Operating Data of the
  Management Company.............................    132
Management's Discussion and Analysis of Financial
  Condition and Results of Operations of the
  Management Company.............................    139
Description of Capital Stock of the Management
  Company........................................    141
Management of the Management Company.............    142
Beneficial Ownership of Management Company Common
  Stock..........................................    143
Dividend Policy of the Management Company........    144
Certain Transactions By The Management Company...    144
Certain Charter and Statutory Provisions.........    145
Shares Available for Future Sale by the
  Management Company.............................    146
Where You Can Find More Information..............    147
Incorporation of Certain Documents by
  Reference......................................    148
Forward-Looking Statements.......................    148
Underwriting.....................................    149
Legal Matters....................................    151
Experts..........................................    151
Financial Statements.............................

---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------

                                2,000,000 SHARES

                        INNSUITES HOSPITALITY TRUST LOGO

                          INNSUITES HOSPITALITY TRUST

                         SHARES OF BENEFICIAL INTEREST,
                               WITHOUT PAR VALUE

                             INNSUITES HOTELS LOGO

                     INNSUITES INNTERNATIONAL HOTELS, INC.

                          3,627,279 REDEEMABLE COMMON
                            STOCK PURCHASE WARRANTS
                            ------------------------

                                   PROSPECTUS

                            ------------------------

---------------------------------------------------------
---------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting discounts and commissions) payable by the Registrant in connection with the issuance and distribution of the Shares.

Securities and Exchange Commission, registration
  fee............................................        $   9,591.00
Printing and mailing.............................          *
Blue Sky fees and expenses.......................          *
Accountant's fees and expenses...................          *
Legal fees and expenses..........................          *
Miscellaneous....................................          *
                                                         ------------
          Total..................................        $ *
                                                         ============

---------------

* To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF TRUSTEES AND OFFICERS

The Declaration of the Trust generally limits the liability for money damages of the Trust's Trustees and officers to the Trust and its shareholders to the fullest extent permitted from time to time by the laws of the State of Ohio. The Declaration also provides generally for the indemnification of Trustees and officers, among others, against judgments, settlements, penalties, fines and reasonable expenses actually incurred by them in connection with any proceeding to which they have been made a party by reason of their service in those or other capacities except in respect of any matter as to which they shall have been adjudicated to have acted in bad faith or with willful misconduct or reckless disregard of their duties or gross negligence or not to have acted in good faith in the reasonable belief that their action was in the best interests of the Trust. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees and officers of the Trust pursuant to the foregoing provisions or otherwise, the Trust has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

The Trust may purchase Trustee and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

ITEM 16.  EXHIBITS

   1.1      -- Form of Underwriting Agreement between the Trust and the
               Underwriters*
   4.1      -- Second Amended and Restated Declaration of Trust
            (incorporated by reference to Annex A of the Registrant's
               definitive Proxy Statement, filed with the Securities and Exchange Commission on May 15, 1998).
   4.2      -- Form of Certificate for Common Shares of the Trust
            (incorporated by reference to Exhibit 4.1 of the
               Registrant's Form S-2 filed with the Securities and Exchange Commission on September 8, 1998, bearing
               Registration No. 333-56301).
   5.1      -- Opinion of Thompson Hine & Flory LLP regarding legality.*

   8.1      -- Opinion of Thompson Hine & Flory LLP regarding tax
               matters.*
  10.1      -- First Amended and Restated Agreement of Limited
            Partnership of RRF Limited Partnership dated January 31,
               1998 (incorporated by reference to Exhibit 10.1 of the Registrant's Form S-2 filed with the Securities and Exchange Commission on September 8, 1998, bearing
               Registration No. 333-56301).
  10.2      -- Formation Agreement among the Trust, Mid-America ReaFund
            Advisors, Inc., Alan M. Krause, James H. Berick, Hospitality
               Corporation International, InnSuites Hotels, L.L.C.,
               James F. Wirth, Tucson Hospitality Properties, Ltd., Yuma
               Hospitality Properties, Ltd., Baseline Hospitality
               Properties, Ltd., Northern Phoenix Investment Limited
               Partnership, Ontario Hospitality Properties Limited
               Partnership, Hulsey Hotels Corporation and Buenaventura
               Properties, Inc. (incorporated by reference to Exhibit
               2.1 of the Registrant's Form 8-K, filed with the Securities and Exchange Commission on February 17, 1998).
  10.3 -- Contribution Agreement dated as of February 1, 1998, between James F. Wirth, Gail J. Wirth and the Operating
               Partnership (incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K, filed with the Securities and Exchange Commission on March 16, 1998).
  10.4      -- Agreement of Purchase and Sale and Joint Escrow
            Instructions dated March 20, 1998, between Lafayette Hotel,
               LLC and the Operating Partnership (incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K/A, filed with the Securities and Exchange Commission on May
               27, 1998).
  10.5      -- Contribution Agreement dated as of June 1, 1998, among
            James F. Wirth, Steven S. Robson and the Operating
               Partnership (incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K filed with the Securities and Exchange Commission on September 2, 1998).
  10.6      -- Intercompany Agreement among the Trust, the Operating
            Partnership and the Management Company.*
  23.1      -- Consent of Thompson Hine & Flory LLP (included in
            Exhibits 5.1 and 8.1).*
  23.2      -- Consent of Arthur Andersen LLP.
  23.3      -- Consent of Michael Maestricht, CPA.
  24.1      -- Powers of Attorney.
  99.1      -- Form of Percentage Lease.*

---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

Rule 415 Offering. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Filings Incorporating Subsequent Exchange Act Documents by Reference. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Request For Acceleration of Effective Date. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on the 31st day of December, 1998.

                                       INNSUITES HOSPITALITY TRUST
                                       an unincorporated Ohio real estate
                                       investment trust (Registrant)

                                       By: *
                                          --------------------------------------
                                           James F. Wirth
                                           Chairman, President and
                                           Chief Executive Officer

                                       By: /s/ GREGORY D. BRUHN
                                          --------------------------------------
                                           Gregory D. Bruhn
                                           Executive Vice President
                                           Chief Financial Officer, Treasurer
                                           and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           SIGNATURE                          TITLE                     DATE
           ---------                          -----                     ----
*                                Trustee, Chairman, President     December 31, 1998
-------------------------------  and Chief Executive Officer
James F. Wirth

/s/ GREGORY D. BRUHN             Trustee, Executive Vice          December 31, 1998
-------------------------------  President, Chief Financial
Gregory D. Bruhn                 Officer, Treasurer and
                                 Secretary
*                                Trustee                          December 31, 1998
-------------------------------
Marc E. Berg
*                                Trustee                          December 31, 1998
-------------------------------
Lee J. Flory
*                                Trustee                          December 31, 1998
-------------------------------
Edward G. Hill
*                                Trustee                          December 31, 1998
-------------------------------
Steven S. Robson

* Signature by Gregory D. Bruhn Attorney-in-Fact under Power of as Attorney-in-Fact under Power Attorney of Attorney

/s/ GREGORY D. BRUHN
-------------------------------
Gregory D. Bruhn

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
 ----     ------------------------------------------------------------
  1.1     -- Form of Underwriting Agreement between the Trust and the
             Underwriters*
  4.1     -- Second Amended and Restated Declaration of Trust
          (incorporated by reference to Annex A of the Registrant's
             definitive Proxy Statement, filed with the Securities and
             Exchange Commission on May 15, 1998).
  4.2     -- Form of Certificate for Common Shares of the Trust
          (incorporated by reference to Exhibit 4.1 of the
             Registrant's Form S-2 filed with the Securities and
             Exchange Commission on September 8, 1998, bearing
             Registration No. 333-56301).
  5.1     -- Opinion of Thompson Hine & Flory LLP regarding legality.*
  8.1     -- Opinion of Thompson Hine & Flory LLP regarding tax
             matters.*
 10.1     -- First Amended and Restated Agreement of Limited
          Partnership of RRF Limited Partnership dated January 31,
             1998 (incorporated by reference to Exhibit 10.1 of the
             Registrant's Form S-2 filed with the Securities and
             Exchange Commission on September 8, 1998, bearing
             Registration No. 333-56301).
 10.2     -- Formation Agreement among the Trust, Mid-America ReaFund
          Advisors, Inc., Alan M. Krause, James H. Berick, Hospitality
             Corporation International, InnSuites Hotels, L.L.C.,
             James F. Wirth, Tucson Hospitality Properties, Ltd., Yuma
             Hospitality Properties, Ltd., Baseline Hospitality
             Properties, Ltd., Northern Phoenix Investment Limited
             Partnership, Ontario Hospitality Properties Limited
             Partnership, Hulsey Hotels Corporation and Buenaventura
             Properties, Inc. (incorporated by reference to Exhibit
             2.1 of the Registrant's Form 8-K, filed with the
             Securities and Exchange Commission on February 17, 1998).
 10.3     -- Contribution Agreement dated as of February 1, 1998,
          between James F. Wirth, Gail J. Wirth and the Operating
             Partnership (incorporated by reference to Exhibit 2.1 of
             the Registrant's Form 8-K, filed with the Securities and
             Exchange Commission on March 16, 1998).
 10.4     -- Agreement of Purchase and Sale and Joint Escrow
          Instructions dated March 20, 1998, between Lafayette Hotel,
             LLC and the Operating Partnership (incorporated by
             reference to Exhibit 2.1 of the Registrant's Form 8-K/A,
             filed with the Securities and Exchange Commission on May
             27, 1998).
 10.5     -- Contribution Agreement dated as of June 1, 1998, among
          James F. Wirth, Steven S. Robson and the Operating
             Partnership (incorporated by reference to Exhibit 2.1 of
             the Registrant's Form 8-K filed with the Securities and
             Exchange Commission on September 2, 1998).
 10.6     -- Intercompany Agreement among the Trust, the Operating
          Partnership and the Management Company.*
 23.1     -- Consent of Thompson Hine & Flory LLP (included in
             Exhibits 5.1 and 8.1).*
 23.2     -- Consent of Arthur Andersen LLP.
 23.3     -- Consent of Michael Maestricht, CPA.
 24.1     -- Powers of Attorney.
 99.1     -- Form of Percentage Lease.*

---------------

 * To be filed by amendment.